As filed with the Securities and Exchange Commission on June 15, 2006
Registration No. 333-132917

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Valero GP Holdings, LLC
(Exact name of registrant as specified in its charter)

Delaware	4610	84-0470977
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Bradley C. Barron
Vice President — General Counsel and Secretary
Valero GP Holdings, LLC
One Valero Way
San Antonio, Texas 78249
(210) 345-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Gislar Donnenberg Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	R. Joel Swanson Joshua Davidson Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234
Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 15, 2006
PROSPECTUS
16,500,000 Units
Representing Limited Liability Company Interests

This is an initial public offering of our units. We expect the initial public offering price of these units to be between $         and $          per unit. We indirectly own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P., a publicly traded Delaware limited partnership engaged in the crude oil and refined product transportation, terminalling and storage business. Before this offering, there has been no public market for our units. We intend to apply to list our units on the New York Stock Exchange under the symbol “VEH.”
All of the units being sold in this offering are being offered by subsidiaries of Valero Energy Corporation. We will receive none of the proceeds from this offering. Following the offering, subsidiaries of Valero Energy Corporation will own 26,000,000 of our units, or approximately 61% of our outstanding membership interests.
Investing in our units involves risks. Please read “Risk Factors” beginning on page 21.
These risks include the following:

•	Our only cash generating assets are our indirect ownership interests in Valero L.P., and our cash flow is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us.

•	Valero L.P.’s unitholders, excluding the owner of Valero L.P.’s general partner, have the right to remove Valero L.P.’s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.

•	Assuming an initial public offering price of $ per unit, you will experience immediate and substantial dilution of $14.40 per unit.

•	Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.’s general partner owes fiduciary duties to Valero L.P. and Valero L.P.’s unitholders, which may conflict with our interests.

•	If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

•	Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Unit	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to selling unitholders (before expenses)	$	$
Sigmor Corporation, a wholly owned subsidiary of Valero Energy Corporation, has granted the underwriters a 30-day option to purchase up to an additional 2,475,000 units on the same terms and conditions as set forth in this prospectus if the underwriters sell more than 16,500,000 units in this offering. We will not receive any proceeds from any units to be sold by such selling unitholder upon any exercise of the underwriters’ option to purchase additional units.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the units on or about                   , 2006.

Lehman Brothers

Citigroup	Goldman, Sachs & Co.	Morgan Stanley	RBC Capital Markets	UBS Investment Bank
A.G. Edwards

Wachovia Securities

Credit Suisse

Deutsche Bank Securities

JPMorgan

KeyBanc Capital Markets

Raymond James

Oppenheimer & Co.

Petrie Parkman & Co.

Sanders Morris Harris
                        , 2006

We own the general partner of Valero L.P., as well as the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. We do not own any operating assets directly. The map below identifies Valero L.P.’s assets and their locations.
Valero L.P. System Overview

LEGEND
Valero LP Headquarters/International Office
Valero LP Refined Product Terminals
Third-Party Terminal
Crude Oil Storage Facilities
Crude Oil Storage Tanks
Origin/Termination Points
Central West Crude Oil Pipelines System
Central West Refined Products Pipelines System
Single-Use Refined Product Pipelines
Single-Use Crude Oil Pipeline
Pipeline Under Construction (to be owned by PEMEX upon completion)
North Refined Products Pipelines System
East Refined Products Pipelines System
Ammonia Pipelines System
Hydrogen Products Pipeline
* Terminals and pipelines are owned and/or operated by Valero LP
Quebec
Nova Scotia
Point Tupper
WA
OR
CA
NV
AZ
WY
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
IN
AL
GA
FL
PA
VA
Mexico
Tacoma
Vancouver (2)
Portland
Pittsburg Asphalt
Selby
Stockton
Reno
Los Angeles
Tucson
Mandan
BNRR
Jamestown (North)
Jamestown (East)
Moorhead
Sauk Centre
BNRR
Twin Cities (Roseville)
Winona
Milwaukee
Aberdeen
Wolsey
Sioux Falls
Rock Rapids
Milford
Mitchell
Yankton
Le Mars
Norfolk
Council Bluffs
Columbus
North Platte
Osceola
Geneva
Phillipsburg
Cheyenne Wells
Concordia
Salina
Hutchinson
Denver
Colorado Springs
Rosario Asphalt
Albuquerque
Hooker
Clawson
Catoosa Asphalt
Drumright
Wynnewood
Wasson
Dixon
Ringgold
Wichita Falls
Amarillo
Abernathy
Lubbock
Alamogordo
El Paso
Southlake
San Antonio East
Valero LP
San Antonio South
Houston Asphalt
Mont Belvieu
Pettus
Hobby
Placedo
Texas City (2)
Laredo
Nuevo Laredo
Corpus Christi
Edinburg
Harlingen
Brownsville
Burgos Basin (PEMEX)
Westwego
Blue Island
Peru
Chillicothe
Indianapolis
Moundville
Montgomery
Bremen
Macon
Columbus
Savannah
Brunswick
Jacksonville
Linden (2)
Paulsboro
Baltimore
Andrews AFB
Dumfries
Piney Point
Salisbury
Virginia Beach
Europe
Amsterdam
Netherlands
Belgium
Germany
Luxembourg
Caribbean
Netherland Antilles
St. Eustatius
Glasgow
Grangemouth
Belfast
Eastham
Runcorn
Grays
United Kingdom

i

ii

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling unitholders are not, and the underwriters are not, offering to sell units or seeking offers to buy units in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units offered hereby.
      Until                     , 2006 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

iii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes an initial public offering price of $24.00 per unit, that the underwriters do not exercise their option to purchase additional units and gives effect to the 4.25 for-1 unit split to be effected immediately prior to the completion of this offering. Furthermore, you should carefully read “— Summary of Risk Factors” and “Risk Factors” for information about important risks that you should consider before making a decision to purchase units in this offering.
      References in this prospectus to “we,” “us,” “Valero GP Holdings” and “our” refer to Valero GP Holdings, LLC and its wholly owned subsidiaries. References in this prospectus to “Valero L.P.” refer to Valero L.P. and its wholly owned subsidiaries. References to “Valero Energy” refer to Valero Energy Corporation and its wholly owned subsidiaries, unless the context indicates otherwise. References in this prospectus to our “combined financial statements,” “combined financial data,” and “combined balance sheet data” refer to data or information derived from the combined financial statements of Valero GP Holdings.
Valero GP Holdings, LLC
      Our only cash generating assets are our indirect ownership interests in Valero L.P., a publicly traded Delaware limited partnership (New York Stock Exchange symbol: VLI). Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

•	the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

•	100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

•	10,225,491 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.
      We are currently 100% owned by subsidiaries of Valero Energy. After this offering, Valero Energy will indirectly own approximately 61% of our outstanding units. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions. Valero Energy believes that such divestiture will provide a greater opportunity to both Valero Energy and Valero L.P. to pursue their own strategic initiatives.
      Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. We may facilitate Valero L.P.’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.
      Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.’s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.
      Valero L.P. has an established historical record of paying quarterly cash distributions to its partners. Since its initial public offering in 2001, Valero L.P. has increased its quarterly cash distribution by approximately 47.5%, from $0.60 per unit, or $2.40 per unit on an annualized basis, to a current level of $0.885 per unit, or $3.54 per unit on an annualized basis. For the first quarter of 2006, we received a cash distribution from Valero L.P. of approximately $13.4 million (representing approximately $53.8 million on an annualized basis), consisting of $0.9 million on our 2% general partner interest, $3.5 million on the incentive distribution rights and $9.0 million on the units of Valero L.P. that we own. Based on this current distribution level, we expect that our initial quarterly cash distribution will be $0.30 per unit, or $1.20 per unit on an annualized basis.
      The graph set forth below shows the adjusted historical cash distributions declared and paid during the periods shown with respect to our ownership interests in Valero L.P. On March 18, 2003, Valero L.P. redeemed 3,809,750 common units indirectly owned by us. For comparability purposes, the amounts presented in the table for the quarters in 2001 and 2002 have been adjusted to reflect the reduced amount of distributions that would have been paid to us if the redemption had occurred on April 16, 2001, the effective date of Valero L.P.’s initial public offering.
      From April 16, 2001 through the first quarter of 2006, the total quarterly cash distributions declared and paid by Valero L.P. with respect to all of its partnership interests increased 480%, from approximately $7.9 million (adjusted to reflect the reduced amount of distributions that would have been paid had the common unit redemption discussed above occurred on April 16, 2001) to approximately $45.8 million. Over the same period, the adjusted quarterly cash distributions declared and paid by Valero L.P. with respect to our ownership interests increased 153%, from approximately $5.3 million, or 67% of Valero L.P.’s adjusted total quarterly distributions, to approximately $13.4 million, or 29.3% of Valero L.P.’s total quarterly distributions. The changes in the adjusted historical cash distributions on our ownership interests reflected in the graph set forth below generally resulted from the following:

•	the increases in Valero L.P.’s per unit quarterly distribution from $0.60 declared and paid for the third quarter of 2001 to $0.885 declared and paid for the first quarter of 2006; and

•	the increases in Valero L.P.’s distributions with respect to the 2% general partner interest resulting from the issuance of a total of 31,420,855 common units by Valero L.P. during such period to finance acquisitions and capital improvements.
Adjusted Quarterly Valero L.P. Distributions to Valero GP Holdings, LLC (a)

(a)	Actual distributions paid to Valero GP Holdings for quarters prior to the March 18, 2003 redemption were as follows (in millions, except per unit amounts):

			Total Distribution Paid to
	Per Unit Distribution		Valero GP Holdings, LLC

2001:
Second Quarter	$0.501	(b)	$7.2
Third Quarter	0.600		8.6
Fourth Quarter	0.600		8.7
2002:
First Quarter	0.650		9.5
Second Quarter	0.700		10.5
Third Quarter	0.700		10.5
Fourth Quarter	0.700		10.5

(b)	The second quarter 2001 distribution was prorated for the period from April 16, 2001, the effective date of Valero L.P.’s initial public offering, to June 30, 2001.
     Our ownership of Valero L.P.’s incentive distribution rights entitles us to receive the following percentages of cash distributed by Valero L.P. as the following target cash distribution levels are reached:

•	8.0% of all cash distributed in a quarter after $0.60 per unit has been distributed with respect to all units of Valero L.P. for that quarter until $0.66 per unit has been distributed; and

•	23.0% of all cash distributed in a quarter after $0.66 per unit has been distributed with respect to all units of Valero L.P. for that quarter.
      For the quarter ended March 31, 2006, Valero L.P. paid a distribution of $0.885 per unit, which meant we received 23.0% of the $0.225 incremental cash distribution per unit in excess of the maximum target distribution level of $0.66. Because the incentive distribution rights currently participate at the maximum 23% target cash distribution level, future growth in distributions we receive from Valero L.P. will not result from an increase in the percentage of incremental cash distributed on the incentive distribution rights.
      The graph set forth below shows hypothetical cash distributions payable with respect to our ownership interests in Valero L.P. across an illustrative range of annualized distributions per unit made by Valero L.P. The graph shows the impact to us of Valero L.P. raising or lowering its per unit distribution from its current quarterly distribution of $0.885 per unit, or $3.54 per unit on an annualized basis, and is based upon the following assumptions:

•	Valero L.P.’s 46,809,749 common units outstanding as of May 8, 2006; and

•	our ownership of the 2% general partner interest in Valero L.P., the incentive distribution rights, and 10,225,491 common units.
      This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. Valero L.P.’s cash distributions with respect to our ownership interests will vary depending on several factors, including Valero L.P.’s outstanding partnership interests on the record date for distribution, the per unit distribution and our relative ownership of partnership interests. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Valero L.P. Please read “Risk Factors.”

         Hypothetical Annual Cash Distributions to Valero GP Holdings, LLC

(a)	This represents the most recent distribution (first quarter 2006) presented on an annualized basis.
     Based on Valero L.P.’s current quarterly distribution, the number of our units that will be outstanding and our expected level of expenses and reserves that our board of directors believes prudent to maintain, we expect to make an initial quarterly cash distribution of $0.30 per unit, or $1.20 per unit on an annualized basis. Due to our indirect ownership of Valero L.P.’s incentive distribution rights, our cash flows are affected by changes in Valero L.P.’s distributions to a greater extent than those of Valero L.P.’s common unitholders. If Valero L.P. is successful in implementing its business strategy and increasing distributions to its partners, including us, we generally would expect to increase distributions to our unitholders. The timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in Valero L.P.’s distributions. In November 2006, we expect to pay you a distribution equal to the initial quarterly distribution prorated for the period ending September 30, 2006 that we are a publicly traded limited liability company. However, we cannot assure you that any distributions will be declared or paid. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.”

Our Structure and Management
      We were formed in June 2000 as a Delaware limited liability company. The charts below depict our organization and ownership prior to and upon completion of this offering and the related transactions. Upon the consummation of this offering:

•	our public unitholders will own an approximate 39% limited liability company interest in us represented by 16,500,000 units;

•	our current owners, subsidiaries of Valero Energy, will own an approximate 61% limited liability company interest in us represented by 26,000,000 units; and

•	we will continue to own a 100% membership interest in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P.
      Effective with the closing of this offering, we will enter into an Administration Agreement with Valero GP, LLC. Pursuant to the Administration Agreement:

•	Valero GP, LLC will provide all employees for us; and

•	Valero GP, LLC will provide us with all executive management, accounting, legal, cash management, corporate finance and other administrative services.
      The annual charges to be paid under the Administration Agreement will be $500,000. This amount will be increased annually to reflect Valero GP, LLC’s annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC’s actual payroll cost, are subject to the approval of Valero GP, LLC’s conflicts committee. We will also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing us services pursuant to the Administration Agreement.
      The initial term of the Administration Agreement will commence with the closing of this offering and terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months’ written notice. We may cancel or reduce the services received under this agreement on 60 days’ written notice. The Administration Agreement will terminate on the change of control of either us or Valero GP, LLC. For a more detailed description of this agreement, please read “Certain Relationships and Related Transactions — Related Party Transactions.”
      Our board of directors will manage our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our units and reserves that it believes prudent to maintain for the proper conduct of our business.
      We manage Valero L.P. through our ownership of Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., which in turn is the general partner of Valero L.P. We appoint the directors of Valero GP, LLC. Our officers are also officers of Valero GP, LLC. William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. We will appoint additional directors, at least three of which will be independent of Valero GP, LLC and Valero L.P., as defined by the New York Stock Exchange. The board of Valero GP, LLC is responsible for overseeing Valero GP, LLC’s role as the general partner of Riverwalk Logistics, L.P., the general partner of Valero L.P. We, as the sole owner of Valero GP, LLC, must also approve matters that have or would be reasonably expected to have a material effect on our interest as the sole member of Valero GP, LLC. Please read “Management.”
      Our principal executive offices are located at One Valero Way, San Antonio, Texas 78249, and our telephone number is (210) 345-2000. Our website is located at www.valerogpholdings.com. Information contained on our website is not incorporated by reference into and does not constitute a part of this prospectus.

Pre-Offering Ownership of Valero GP Holdings, LLC

Valero Energy Corporation
(NYSE: VLO)
and its wholly owned subsidiaries
100% Membership Interest
Valero GP Holdings, LLC
100% Membership Interest
100% Membership Interest
Valero GP, LLC
11,597 VLI Common Units
Riverwalk Holdings, LLC
10,213,894 VLI Common Units
0.1% General Partner Interest
99.9% Limited Partner Interest
0.03% Limited Partner Interest
Riverwalk Logistics, L.P.
Incentive Distribution Rights
21.38% Limited Partner Interest
Public Unitholders
36,584,258
VLI Common Units
2% General Partner Interest
76.59% Limited Partner Interest
Valero L.P.
(NYSE: VLI)
100% Ownership Interest
100% Ownership Interest
Valero Logistics Operations, L.P.
Kaneb Pipe Line Operating Partnership, L.P.

Post-Offering Ownership of Valero GP Holdings, LLC

Public Unitholders	38.8%
Valero Energy Corporation	61.2%
Total	100.0%

Valero Energy Corporation (NYSE: VLO) and its wholly owned subsidiaries 26,000,000 VEH Units
Public Unitholders 16,500,000 VEH Units
61.2% Membership Interest
38.8% Membership Interest
Valero GP Holdings, LLC (NYSE: VEH)
100% Membership Interest
100% Membership Interest
Valero GP, LLC 11,597 VLI Common Units
Riverwalk Holdings, LLC 10,213,894 VLI Common Units
0.1% General Partner Interest
99.9% Limited Partner Interest
0.03% Limited Partner Interest
Riverwalk Logistics, L.P. Incentive Distribution Rights
21.38% Limited Partner Interest
Public Unitholders 36,584,258 VLI Common Units
2% General Partner Interest
76.59% Limited Partner Interest
Valero L.P. (NYSE: VLI)
100% Ownership Interest
100% Ownership Interest
Valero Logistics Operations, L.P.
Kaneb Pipe Line Operating Partnership, L.P.

The Offering

Units offered by subsidiaries of Valero Energy Corporation	16,500,000 units or 18,975,000 units if the underwriters exercise their option to purchase additional units in full.

Units outstanding after this offering	42,500,000 units.

Use of proceeds	We will not receive any of the proceeds of this offering. Subsidiaries of Valero Energy will receive all the proceeds of this offering.

Cash distributions	We expect to make an initial quarterly cash distribution of $0.30 per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Our Initial Distribution Rate.”

We expect to pay you a prorated distribution for the initial quarter during which we are a publicly traded limited liability company. This distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. For example, in November 2006, we expect to pay you a distribution for the period from the closing date of this offering to and including September 30, 2006. However, we cannot assure you that we will declare or pay any distributions.

Limited call right	If at any time our affiliates own more than 80% of our outstanding units, our affiliates have the right, but not the obligation, to purchase all of the remaining units at a price not less than the then current market price of the units. At the completion of this offering, our current owners will own approximately 61% of our units.

Limited voting rights	If any person or group other than our affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires all of its units from our affiliates and any transferees of that person or group approved by our board of directors or to any person or group who acquires the units with the prior approval of our board of directors.

Staggered board	We will have a staggered board of directors as a result of which only a portion of the members of our board of directors will be elected each year. Removal of directors will require a meeting of unitholders and cannot be done by written consent.

Preferred unit purchase rights	Upon closing of this offering, we expect to adopt a preferred unit purchase rights plan, which will be designed to cause substantial dilution to anyone who may attempt to acquire us on terms not approved by our board of directors upon any triggering event, such as the acquisition of 15% of our outstanding units.

Estimated ratio of taxable income to distributions	We estimate that if you own the units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership” for the basis of this estimate.

Exchange listing	We intend to apply to list our units on the New York Stock Exchange under the symbol “VEH.”

Valero L.P.
      Valero L.P. is a publicly traded Delaware limited partnership based in San Antonio, Texas, engaged in the crude oil and refined product transportation, terminalling and storage business. On July 1, 2005, Valero L.P. completed the acquisition of Kaneb Services LLC and Kaneb Pipe Line Partners, L.P. (collectively, “Kaneb”). Valero L.P. operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. On March 30, 2006, Valero L.P. sold its subsidiaries in Australia and New Zealand, which own eight terminals with a storage capacity of 1.1 million barrels.
      Valero L.P. has four business segments, consisting of refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. As of March 31, 2006, Valero L.P.’s assets consisted of a diversified portfolio of logistics assets, including:

•	67 refined product terminal facilities providing approximately 58.2 million barrels of storage capacity;

•	8,389 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.9 million barrels;

•	854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

•	60 crude oil storage tanks providing storage capacity of 12.5 million barrels.
      For a more detailed description of each segment’s assets and operations, please read “Business of Valero L.P. — Business Segments.” For a description of each segment’s results of operations and revenues, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero L.P.”
      Valero L.P.’s business strategy is to increase per unit cash distributions to its partners through three primary strategic initiatives:

•	continuous improvement of its operations through initiatives focused on matters such as improving safety and environmental stewardship, cost controls and asset reliability and integrity;

•	external growth initiatives from acquisitions that meet its financial and strategic criteria; and

•	internal growth initiatives comprised of enhancing the utilization of its existing assets by expanding its business with current and new customers as well as investing in accretive expansion projects.

      Valero L.P.’s principal executive offices are located at One Valero Way, San Antonio, Texas 78249, and its phone number is (210) 345-2000. Valero L.P. maintains a website at www.valerolp.com that provides information about its business and operations. Valero L.P. also files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. Valero L.P.’s SEC filings are available to the public at the SEC’s website at www.sec.gov. You may also read and copy any document Valero L.P. files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Information contained on these websites, and the reports filed by Valero L.P. with the SEC are not incorporated by reference into and do not constitute a part of this prospectus.

Comparison of Rights of Holders of Valero L.P.’s Common Units and Our Units
      While the trading prices of our units and Valero L.P.’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, we participate in Valero L.P.’s incentive distribution rights and Valero L.P.’s common unitholders do not.
      The following table compares certain features of Valero L.P.’s common units and our units.

	Valero L.P.’s Common Units	Our Units

Distributions and Incentive Distribution Rights	Valero L.P. pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. Valero L.P.’s general partner currently has a 2% general partner interest in Valero L.P. and owns the incentive distribution rights in Valero L.P.	We expect to pay our unitholders quarterly distributions equal to the cash we receive from Valero L.P., less certain reserves for expenses and other uses of cash.

Taxation of Entity and Entity Owners	Valero L.P. is a pass-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a pass-through entity that is not subject to an entity-level federal income tax.
	Valero L.P. expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them.	We also expect that our unitholders will benefit for a period of time from tax basis adjustments as a result of our indirect ownership of interests in Valero L.P. However, our ownership of the incentive distribution rights will cause more taxable income to be allocated to us from Valero L.P. Therefore, we expect the ratio of our taxable income to the distributions you will receive to be higher than the ratio of taxable income to the distributions received by the common unitholders of Valero L.P. Moreover, if Valero L.P. is successful in increasing its distributable cash flow over time, we expect the ratio of our taxable income to distributions will increase.
	Valero L.P. common unitholders receive Schedule K-1s from Valero L.P. reflecting the unitholders’ share of Valero L.P.’s items of income, gain, loss and deduction at the end of each fiscal year.	Similarly, our unitholders will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

	Valero L.P.’s Common Units	Our Units

Assets and Operations	Valero L.P. is a publicly traded Delaware limited partnership based in San Antonio, Texas, engaged in the crude oil and refined product transportation, terminalling and storage business. Valero L.P. operates terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom.	Our only cash generating assets are our indirect ownership interests in Valero L.P. We currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us.

No Limitation on Issuance of Additional Units	Valero L.P. may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional limited liability company interests and other equity securities without obtaining unitholder approval.

Summary of Risk Factors
      An investment in our units involves risks associated with us and Valero L.P. and the tax characteristics associated with our units. You should consider carefully all the risk factors together with all of the other information included in this prospectus before you invest in our units. The risks related to an investment in us, conflicts of interest, Valero L.P.’s business and tax consequences to our unitholders are described under the caption “Risk Factors.” These risks include, but are not limited to, those described below:
Risks Inherent in an Investment in Us

•	Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow and ability to make distributions is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us. If Valero L.P. does not make cash distributions or reduces the level of cash distributions to its partners, we may not have sufficient cash to pay distributions at our estimated initial quarterly distribution level or at all.

•	In the future, we may not have sufficient cash to pay distributions at our estimated initial quarterly distribution level or to increase distributions.

•	Valero L.P.’s unitholders, excluding the owner of Valero L.P.’s general partner, have the right to remove Valero L.P.’s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.

•	Valero L.P.’s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Valero L.P. Our board of directors can give this consent without a vote of our unitholders.

•	The amount of cash distributions that we will be able to distribute to you will be reduced by the costs associated with our being a public company, other general and administrative expenses and any reserves that our board of directors believes prudent to maintain for the proper conduct of our business and for future distributions.

•	Restrictions in our anticipated credit facility could limit our ability to make distributions to our unitholders.

•	Our ability to sell our ownership interests in Valero L.P. may be limited by securities laws restrictions and liquidity constraints.

•	The market price of our units could be adversely affected by sales of substantial amounts of our units into the public markets, including sales by our existing unitholders.

•	Distributions on our incentive distribution rights in Valero L.P. are more uncertain than distributions on the common units we hold.

•	Assuming an initial public offering price of $24.00 per unit, you will experience immediate and substantial dilution of $14.40 per unit.

Risks Related to Conflicts of Interest

•	Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.’s general partner owes fiduciary duties to Valero L.P. and Valero L.P.’s unitholders, which may conflict with our interests.

•	The fiduciary duties of our officers and directors may conflict with those of Valero L.P.’s general partner’s officers and directors.

•	When Valero Energy reduces its ownership interest such that it owns less than 20% of us or Valero GP, LLC, Valero Energy and its affiliates may directly compete with Valero L.P., which could cause conflicts of interest and may adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution.

•	Subsidiaries of Valero Energy will control us and will own a sufficient number of our units to block any attempt to remove or replace our board of directors.
Risks Related to Valero L.P.’s Business

•	A decline in production at the Valero Energy refineries Valero L.P. serves or the Tesoro Mandan refinery could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports or stores in its assets.

•	Valero L.P.’s future financial and operating flexibility may be adversely affected by restrictions in its debt agreements and by its, our and Valero Energy’s leverage.

•	Valero L.P.’s subsidiary, Valero Logistics Operations, L.P. (Valero Logistics Operations), may be unable to purchase its senior notes upon a change of control of Valero GP Holdings.

•	Valero L.P. may not be able to generate sufficient cash from operations to enable it to pay expected quarterly distributions on its units every quarter.

•	Valero L.P. depends on Valero Energy for a significant portion of its revenues and throughputs of crude oil and refined products. Any reduction in the crude oil and refined products that Valero L.P. transports or stores for Valero Energy, as a result of scheduled or unscheduled refinery maintenance, upgrades or shutdowns or otherwise, could result in a decline in Valero L.P.’s revenues, earnings and cash available to pay distributions.

•	Under the pipelines and terminals usage agreement, Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced at the Ardmore, McKee and Three Rivers refineries. Furthermore, Valero Energy is not required to use Valero L.P.’s pipelines if there is a change in market conditions that has a material adverse effect on Valero Energy for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries. These factors could adversely affect Valero L.P.’s ability to make distributions to its unitholders, including us.

•	Increases in natural gas and power prices could adversely affect Valero L.P.’s ability to make distributions to its unitholders, including us.

•	Valero L.P.’s operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require Valero L.P. to make substantial expenditures.
Tax Risks to Our Unitholders

•	If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

•	A successful IRS contest of the federal income tax positions we or Valero L.P. take may adversely impact the market for our or Valero L.P.’s units, and the costs of any contest will reduce cash available for distribution to our unitholders.

•	Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

•	The sale or exchange of 50% or more of our or Valero L.P.’s capital and profits interests, within a twelve-month period, will result in the termination of our or Valero L.P.’s partnership for federal income tax purposes. Valero Energy currently intends to sell its interests in us, pending market conditions, such that 50% or more of the total interests in our capital and profits may be sold within a twelve-month period after the completion of this offering.

Summary of Conflicts of Interest
      Conflicts of interest exist and may arise in the future as a result of the relationships among us, Valero Energy, Valero L.P. and its general partner, and their affiliates. Valero Energy has the ability to elect, remove and replace our directors and officers. Valero Energy also has the ability to elect, remove and replace the directors and officers of Valero GP, LLC, the general partner of Valero L.P. Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. At the same time, Valero GP, LLC and its directors and officers have fiduciary duties to manage Valero L.P.’s business in a manner beneficial to Valero L.P. and its partners, including us. William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. Additionally, all of our executive officers also serve as executive officers of Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., and, as a result, have fiduciary duties to manage the business of Valero L.P. in a manner beneficial to Valero L.P. and its partners. Mr. Greehey and these officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict. Valero Energy, which will retain an approximate 61% ownership interest in us after giving effect to this offering, may face conflicts of interest if it is confronted with decisions that would have an impact on us, on the one hand, and itself, on the other hand. The partnership agreement of Valero L.P. and our limited liability company agreement provide several ways of resolving these conflicts of interest, including the approval of the conflicts committees of independent directors of Valero GP, LLC and us. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For a more detailed description of the conflicts of interest involving us and the resolution of these conflicts, please read “Conflicts of Interest and Fiduciary Duties.”
      Valero Energy currently intends to reduce and ultimately sell all of its ownership interest in us, pending market conditions. Valero Energy believes that such divestiture will provide a greater opportunity to both Valero Energy and Valero L.P. to pursue their own strategic initiatives. Valero Energy, in evaluating its decision of whether to further divest its ownership interest in us, will take into account, among other things, whether such divestiture is economically attractive to Valero Energy. For example, if the then current market price of our publicly traded units exceeds our intrinsic value, as determined by Valero Energy in its sole discretion, Valero Energy may be inclined to further divest its ownership interest in us.
      Under Valero L.P.’s Amended and Restated Omnibus Agreement, if Valero Energy reduces its ownership interest such that it owns less than 20% of us or Valero GP, LLC, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. Valero Energy could then directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P.’s results of operations and cash available for distribution and therefore our cash available for distribution.
      We will enter into a Non-Compete Agreement with Valero L.P. upon the closing of this offering. This Non-Compete Agreement will not be effective until we are no longer subject to the Amended and Restated Omnibus Agreement described above. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.
      If Valero Energy’s or an investment grade entity’s ownership interest in us decreases below 51%, the indentures for Valero Logistics Operations’ senior notes require Valero Logistics Operations to offer to repurchase all outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest.

      Our limited liability company agreement provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Furthermore, our limited liability company agreement provides that, except as specifically provided therein, the fiduciary duties and obligations owed to our company and our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our limited liability company agreement permits affiliates of our directors to invest or engage in other businesses or activities that compete with us. Our limited liability company agreement authorizes our board of directors to establish a conflicts committee, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest on behalf of our public unitholders. Our independent directors will not be the same as the independent directors who serve on the conflicts committee of Valero GP, LLC. If our conflicts committee approves a transaction involving a potential conflict, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers. By purchasing our units, you are treated as having consented to various actions contemplated in the limited liability company agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.
      For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Summary Historical and Pro Forma Financial Data — Valero GP Holdings, LLC
      The following table sets forth, for the periods and at the dates indicated, summary historical and pro forma financial data for Valero GP Holdings (in thousands, except per unit amounts). The historical financial statements of Valero GP Holdings combine the financial statements of Valero GP Holdings and Valero GP, LLC and consolidate the financial statements of Riverwalk Logistics, L.P. and Riverwalk Holdings, LLC. Prior to March 18, 2003, the financial statements of Valero GP Holdings also consolidated the financial statements of Valero L.P. On March 18, 2003, Valero GP Holdings began accounting for its investment in Valero L.P. under the equity method, which is discussed in note 2 to the audited financial statements of Valero GP Holdings included elsewhere in this prospectus. The summary historical financial data as of December 31, 2004 and 2005 and March 31, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 should be read in conjunction with the financial statements of Valero GP Holdings, Valero L.P. and Kaneb included elsewhere in this prospectus. The summary pro forma financial data as of March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006 should be read in conjunction with the unaudited pro forma financial statements of Valero GP Holdings included elsewhere in this prospectus.
      The summary pro forma statement of income data for the year ended December 31, 2005 and the three months ended March 31, 2006 reflects the pro forma effect of two separate transactions. First, Valero GP Holdings’ equity in income of Valero L.P. for the year ended December 31, 2005 is adjusted to reflect the effect of the acquisition of Kaneb by Valero L.P., including the effect of the sale of certain assets acquired from Kaneb, as if those transactions occurred on January 1, 2005. Second, the effect of this offering is reflected as if it had occurred on January 1, 2005, including (a) the elimination of interest expense on Valero GP Holdings’ notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries and (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings will incur under a new Administration Agreement with Valero GP, LLC for certain administrative services to be provided by Valero GP, LLC. The summary pro forma balance sheet data reflects the effect of the capital contribution discussed above as well as a capital contribution by Valero Energy subsidiaries to fund certain employee benefit plan liabilities of Valero GP Holdings as if those transactions occurred on March 31, 2006.

	Historical							Pro Forma

						Three Months
	Year Ended December 31,					Ended March 31,		Year Ended		Three Months
								December 31,		Ended
	2001	2002	2003	2004	2005	2005	2006	2005		March 31, 2006

	(unaudited)					(unaudited)		(unaudited)
Statement of Income Data:
Total revenues, including equity in earnings of Valero L.P.	$98,827	$118,458	$52,286	$35,314	$37,646	$8,660	$11,175	$25,951		$11,175

Costs and expenses:
Operating expenses	33,583	37,838	9,484	—	—	—	—	—		—
General and administrative expenses	5,349	7,023	1,562	91	28	—	8	500	(e)	125	(e)
Depreciation and amortization expense	13,390	13,708	2,975	—	—	—	—	—		—

Total costs and expenses	52,322	58,569	14,021	91	28	—	8	500		125

Operating income	46,505	59,889	38,265	35,223	37,618	8,660	11,167	25,451		11,050
Other income, net	3,179	3,190	705	401	567	381	34	456		1
Interest expense	(3,811)	(21,686)	(20,283)	(17,110)	(17,778)	(4,414)	(4,743)	—		—
Minority interest (a)	(9,393)	(14,109)	(2,400)	—	—	—	—	—		—

Income before income tax expense	36,480	27,284	16,287	18,514	20,407	4,627	6,458	25,907		11,051
Income tax expense	—	396	33	67	114	67	83	99		85

Net income	$36,480	$26,888	$16,254	$18,447	$20,293	$4,560	$6,375	$25,808		$10,966

Pro forma earnings per unit								$0.61		$0.26

Balance Sheet Data (at period end):
Total assets	$729,188	$760,256	$392,937	$388,991	$410,314		$407,995			$416,919
Total debt (b)	285,519	386,816	283,797	270,597	265,961		265,354			—
Members’ equity (c)	309,278	244,771	105,960	113,975	141,780		141,043			407,954

	Historical

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(unaudited)					(unaudited)
Other Financial Data:
Net cash provided by operating activities	$77,132	$60,369	$23,033	$22,183	$16,731	$3,131	$6,432
Net cash provided by (used in) investing activities	(17,926)	(80,607)	(17,060)	1,521	(19,606)	2,520	1,286
Net cash provided by (used in) financing activities	(51,414)	45,975	296,679	(23,632)	2,876	(5,650)	(7,719)
Distributions received from Valero L.P. (d)	15,872	39,130	36,013	37,964	44,745	9,703	12,661

(a)	Minority interest represents the proportionate interest of public unitholders in the net income of Valero L.P. during the period that Valero GP Holdings consolidated Valero L.P.

(b)	Total debt as of December 31, 2001 and 2002 includes $26.9 million and $110.4 million, respectively, of Valero L.P.’s outstanding debt, prior to the ceasing of consolidation of Valero L.P. on March 18, 2003. The remainder of the debt at the end of 2001 and 2002 and all of the debt as of December 31, 2003, 2004 and 2005 and March 31, 2006 represents notes payable by Valero GP Holdings to subsidiaries of Valero Energy. The pro forma total debt as of March 31, 2006 is zero as the result of a planned capital contribution to Valero GP Holdings by Valero Energy subsidiaries of such notes.

(c)	Members’ equity in the historical balance sheet decreased from December 31, 2002 to December 31, 2003 as a result of the distribution to Valero GP Holdings’ members of the proceeds received from the redemption by Valero L.P. of 3,809,750 common units held by Valero GP Holdings. Members’ equity in the pro forma balance sheet as of March 31, 2006 is significantly higher than the members’ equity in the historical balance sheet as of the same date due to the planned capital contribution of notes from Valero Energy subsidiaries discussed in footnote (b) above.

(d)	Distributions received from Valero L.P. for the years ended December 31, 2001, 2002 and 2003 include distributions received by Valero GP Holdings prior to the ceasing of consolidation of Valero L.P. on March 18, 2003, which were eliminated in the combined statements of cash flows, and therefore these amounts are not derived from the historical statements of cash flows.

(e)	Reflects contractual amounts incurred pursuant to the Administration Agreement. Please read “Certain Relationships and Related Transactions — Related Party Transactions.”

Summary Historical and Pro Forma Financial Data — Valero L.P.
      The following table sets forth, for the periods and at the dates indicated, summary historical and pro forma financial data for Valero L.P. (dollars in thousands, except per unit data). The summary historical financial data as of December 31, 2004 and 2005 and March 31, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 should be read in conjunction with the financial statements of Valero L.P. included elsewhere in this prospectus. The summary pro forma financial data for the year ended December 31, 2005 should be read in conjunction with the unaudited pro forma financial statements of Valero L.P. included elsewhere in this prospectus.
      The summary pro forma statement of income data for the year ended December 31, 2005 assumes:

•	the acquisition of Kaneb by Valero L.P. occurred on January 1, 2005;

•	the sale of certain assets acquired as part of the acquisition of Kaneb for $455 million occurred on January 1, 2005 and that the proceeds from such sale were used to repay debt;

•	the sale of Martin Oil LLC, a wholly owned subsidiary of Kaneb that was acquired as part of the acquisition of Kaneb, to Valero Energy for $26.8 million occurred on January 1, 2005 and that the proceeds were used to repay debt; and

•	the sale of Valero L.P.’s subsidiaries in Australia and New Zealand, which were acquired in connection with the acquisition of Kaneb and which Valero L.P. sold on March 30, 2006 for $65 million plus working capital adjustments, occurred on January 1, 2005 and that the proceeds were used to repay debt.
      Summary pro forma financial data as of and for the three months ended March 31, 2006 is not presented because the transactions discussed above are reflected in Valero L.P.’s historical financial statements as of and for the three months ended March 31, 2006.

	Historical							Pro Forma

						Three Months Ended
	Year Ended December 31,					March 31,		Year Ended
								December 31,
	2001	2002	2003	2004	2005(e)	2005	2006	2005

								(unaudited)
						(unaudited)
Statement of Income Data:
Revenues	$98,827	$118,458	$181,450	$220,792	$659,557	$56,635	$274,004	$1,005,662

Costs and expenses:
Cost of product sales (a)	—	—	—	—	229,806	—	114,218	401,357
Operating expenses	33,583	37,838	64,609	78,298	184,609	19,685	71,070	272,250
General and administrative expenses	5,349	6,950	7,537	11,321	26,553	3,503	8,560	65,528
Depreciation and amortization expense	13,390	16,440	26,267	33,149	64,895	8,732	24,189	94,180
Provision for loss contingencies (b)	—	—	—	—	—	—	—	42,000

Total costs and expenses	52,322	61,228	98,413	122,768	505,863	31,920	218,037	875,315

Operating income	46,505	57,230	83,037	98,024	153,694	24,715	55,967	130,347
Equity earnings in joint ventures	3,179	3,188	2,416	1,344	2,319	378	1,206	5,116
Interest and other expense, net	(3,811)	(4,880)	(15,860)	(20,950)	(43,625)	(5,829)	(15,465)	(61,121)

Income from continuing operations before income tax (expense) benefit	45,873	55,538	69,593	78,418	112,388	19,264	41,708	74,342
Income tax (expense) benefit (c)	—	(395)	—	—	(4,713)	—	(2,119)	8,742

Income from continuing operations	45,873	55,143	69,593	78,418	107,675	19,264	39,589	$83,084

Income (loss) from discontinued operations (d)	—	—	—	—	3,398	—	(138)

Net income	$45,873	$55,143	$69,593	$78,418	$111,073	$19,264	$39,451

Net income per unit applicable to limited partners:
Continuing operations	$1.82	$2.72	$3.02	$3.15	$2.76	$0.77	$0.75	$1.48

Discontinued operations (d)	—	—	—	—	0.10	—	—

Net income	$1.82	$2.72	$3.02	$3.15	$2.86	$0.77	$0.75

Cash distributions per unit applicable to limited partners	$1.70	$2.75	$2.95	$3.20	$3.365	$0.800	$0.885

Balance Sheet Data (at period end):
Total assets	$387,070	$415,508	$827,557	$857,507	$3,366,992		$3,323,180
Long-term debt, less current portion	25,660	108,911	353,257	384,171	1,169,659		1,187,662
Partners’ equity	342,166	293,895	438,163	438,311	1,900,779		1,898,480
Operating Data (barrels/day):
Crude oil pipeline throughput	303,811	348,023	355,008	381,358	358,965	381,086	427,675
Refined product pipeline throughput	308,047	295,456	392,145	442,596	556,654	443,993	700,969
Refined product terminal throughput	176,771	175,559	225,426	256,576	245,084	253,531	252,275
Crude oil storage tank throughput	—	—	366,986	473,714	517,409	505,643	513,073
Other Financial Data:
Net cash provided by operating activities	$77,132	$77,656	$106,108	$108,503	$186,430	$15,300	$57,052
Net cash provided by (used in) investing activities	(17,926)	(80,607)	(442,350)	(58,511)	(89,000)	(6,239)	39,935
Net cash provided by (used in) financing activities	(51,414)	28,688	318,454	(49,590)	(77,178)	(16,410)	(25,703)

(a)	Cost of product sales relates to the sale of bunker fuel. Valero L.P. purchases bunker fuel for resale and records cost of product sales for barrels of fuel sold.

(b)	For the quarter ended June 30, 2005, Kaneb recorded a provision for loss contingencies associated with certain legal matters. Please read “Kaneb Services LLC — Notes to Consolidated Financial Statements — Note 10. Commitments and Contingencies” included elsewhere in this prospectus.

(c)	Valero L.P. is not a taxable entity for federal and state income tax purposes. For 2002, income tax expense relates to the acquisition by Valero L.P. of the Wichita Falls Business from Valero Energy. The historical and pro forma income tax amounts for the year ended December 31, 2005 and the historical income tax amounts for the three months ended March 31, 2006 relate to taxable, wholly owned corporate subsidiaries of Valero L.P. that were acquired as part of the acquisition of Kaneb. The corporate subsidiaries are primarily international subsidiaries.

(d)	On September 30, 2005, Valero L.P. sold certain assets it acquired as part of the acquisition of Kaneb for $455 million, and on March 30, 2006 Valero L.P. sold its subsidiaries in Australia and New Zealand, which were also acquired as part of the acquisition of Kaneb, for $65 million plus working capital adjustments. The results of operations of these assets and subsidiaries are included in income (loss) from discontinued operations.

(e)	The historical statement of income data for the year ended December 31, 2005 includes the results of operations of Kaneb from the date of acquisition, July 1, 2005, through December 31, 2005.

RISK FACTORS
      You should consider carefully the risk factors included below, together with all of the other information included in this prospectus, when evaluating an investment in our units. If any of the circumstances described in this section were to occur, Valero GP Holdings’ business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our units could decline, and you could lose all or part of your investment.
      Limited liability company interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business.
Risks Inherent in an Investment in Us

Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow and ability to make distributions is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us. If Valero L.P. does not make cash distributions or reduces the level of cash distributions to its partners, we may not have sufficient cash to pay distributions at our estimated initial quarterly distribution level or at all.
      Our operating cash flow is currently completely dependent upon Valero L.P. making cash distributions to its partners, including us. The amount of cash that Valero L.P. can distribute to its partners each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of crude oil and refined product transported in its pipelines;

•	throughput volumes in its terminals and storage facilities;

•	tariff rates and fees it charges and the margins it realizes for its services;

•	the level of its operating costs;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the effect of worldwide energy conservation measures; and

•	prevailing economic conditions.
      In addition, the actual amount of cash that Valero L.P. will have available for distribution will depend on other factors, including:

•	its debt service requirements and restrictions on distributions contained in its current or future debt agreements;

•	receipts or payments under interest rate swaps;

•	the sources of cash used to fund its acquisitions;

•	the level of capital expenditures it makes;

•	fluctuations in its working capital needs;

•	issuances of debt and equity securities; and

•	adjustments in cash reserves made by Valero L.P.’s general partner in its discretion.
      Because of these factors, Valero L.P. may not have sufficient available cash each quarter to continue paying distributions at their current level or at all. Furthermore, cash distributions to Valero L.P. unitholders depend primarily upon cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, Valero L.P. may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income. Please read “— Risks Related to Valero L.P.’s Business” for a discussion of further risks affecting Valero L.P.’s ability to generate cash for distribution.

In the future, we may not have sufficient cash to pay distributions at our estimated initial quarterly distribution level or to increase distributions.
      Because our only source of operating cash flow consists of cash distributions from Valero L.P., the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions Valero L.P. makes to its unitholders, including us. We cannot assure you that Valero L.P. will continue to make quarterly distributions at its current level of $0.885 per unit, or any other amount, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if Valero L.P. increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by Valero L.P. to us. Our ability to distribute cash received from Valero L.P. to our unitholders is limited by a number of factors, including:

•	interest expense and principal payments on any indebtedness we may incur;

•	restrictions on distributions contained in any future debt agreements;

•	our general and administrative expenses, including expenses we will incur as a result of being a public company;

•	expenses of our subsidiaries, including tax liabilities of our corporate subsidiaries, if any;

•	reserves necessary for us to make the necessary capital contributions to maintain our 2% general partner interest in Valero L.P., as required by the partnership agreement of Valero L.P. upon the issuance of additional partnership securities by Valero L.P.; and

•	reserves our board of directors believes prudent for us to maintain for the proper conduct of our business or to provide for future distributions.
      We cannot guarantee that in the future we will be able to pay distributions or that any distributions Valero L.P. does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.30 per unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of Valero L.P. Our estimated minimum cash available to pay distributions for the twelve months ending June 30, 2007 represents the minimum amount of cash we need to pay our estimated minimum initial distribution of $0.30 per unit, or $1.20 per unit on an annualized basis. Therefore, a reduction in the amount of cash distributed by Valero L.P. per unit or on the incentive distribution rights, or an increase in our expenses, may result in our not being able to pay our estimated initial quarterly distribution of $0.30 per unit.

Valero L.P.’s unitholders, excluding the owner of Valero L.P.’s general partner, have the right to remove Valero L.P.’s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.
      We currently manage Valero L.P. through Riverwalk Logistics, L.P., Valero L.P.’s general partner and our indirect, wholly owned subsidiary. Valero L.P.’s partnership agreement, however, gives unitholders of Valero L.P. the right to remove the general partner of Valero L.P. upon the affirmative vote of holders of a majority of outstanding Valero L.P. common units, excluding the common units owned by us. We own a 21.4% limited partner interest in Valero L.P., and the public unitholders own 76.6%. If Riverwalk Logistics, L.P. were removed as the general partner of Valero L.P., it would receive cash or common units in exchange for its 2% general partner interest and the incentive distribution rights and would lose its ability to manage Valero L.P. While the common units or cash that Riverwalk Logistics, L.P. would receive are intended under the terms of Valero L.P.’s partnership agreement to fully compensate it in the event it is removed as general partner, these common units or the investments made with the cash over time may not provide us with as much distributable cash as or be as valuable as the 2% general partner interest and incentive distribution rights had we retained them.

Valero L.P.’s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Valero L.P. Our board of directors can give this consent without a vote of our unitholders.
      We indirectly own Valero L.P.’s general partner, which owns the incentive distribution rights in Valero L.P. that entitle us to receive increasing percentages, up to a maximum of 23%, of any cash distributed by Valero L.P. as it reaches a distribution of $0.66 per Valero L.P. common unit in any quarter. A substantial portion of the cash flows we receive from Valero L.P. is provided by these incentive distributions. Our limited liability company agreement provides that our board of directors may consent to the elimination, reduction or modification of the incentive distribution rights without your approval if it determines that the elimination, reduction or modification will not adversely effect our unitholders in any material respect.

The amount of cash distributions that we will be able to distribute to you will be reduced by the costs associated with our being a public company, other general and administrative expenses and any reserves that our board of directors believes prudent to maintain for the proper conduct of our business and for future distributions.
      Before we can pay distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a public company, which we expect to be approximately $2.4 million per year, and other operating expenses, reserves to satisfy debt service requirements, if any, and reserves for future distributions. Prior to this offering, we have been a private company and have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended.
      In addition, we may reserve funds to allow our indirect wholly owned subsidiary, Riverwalk Logistics, L.P., to maintain its 2% general partner interest in Valero L.P. by making capital contributions to Valero L.P. when Valero L.P. issues additional common units.

Restrictions in our anticipated credit facility could limit our ability to make distributions to our unitholders.
      In connection with this offering we anticipate entering into a bank credit facility with a borrowing capacity of up to $20 million to enable us to manage our cash flow obligations. This new credit facility may contain covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. Any such facility may also contain covenants requiring us to maintain certain financial ratios. Our ability to comply with any restrictions and covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with these restrictions and covenants, a significant portion of any future indebtedness under a credit facility may become immediately due and payable, and our lenders’ commitment to make further loans to us under a credit facility may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under a credit facility may be secured by substantially all of our assets, and if we are unable to repay any future indebtedness under this proposed credit facility, the lenders could seek to foreclose on such assets.
      Our payment of principal and interest on any future indebtedness will reduce our cash available for distribution on our units. We anticipate that any credit facility will limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distribution.

      In addition, any future levels of indebtedness may:

•	adversely affect our ability to obtain additional financing for future operations or capital needs;

•	limit our ability to pursue acquisitions and other business opportunities; or

•	make our results of operations more susceptible to adverse economic or operating conditions.
      Various limitations in any future financing agreements may reduce our ability to incur additional indebtedness, to engage in some transactions or to capitalize on business opportunities.

Our ability to sell our ownership interests in Valero L.P. may be limited by securities laws restrictions and liquidity constraints.
      All of the units of Valero L.P. that we own are unregistered, restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these units, we are limited to selling into the market in any three-month period an amount of Valero L.P. common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. We face contractual limitations on our ability to sell our 2% general partner interest and incentive distribution rights and the market for such interests is illiquid.

The market price of our units could be adversely affected by sales of substantial amounts of our units into the public markets, including sales by our existing unitholders.
      Sales by us or any of our existing unitholders, including subsidiaries of Valero Energy, of a substantial number of our units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to those holders, subject to certain limitations. Valero Energy and its subsidiaries will own 26,000,000 units, or approximately 61% of our outstanding units, upon completion of this offering. Upon the expiration of the 180 day lock-up period, Valero Energy and its subsidiaries intend to further reduce and ultimately sell all of their units pending market conditions. We do not know whether any such sales would be made in the public market or in private placements, nor do we know what impact such potential or actual sales would have on our unit price in the future.

Distributions on our incentive distribution rights in Valero L.P. are more uncertain than distributions on the common units we hold.
      Our indirect ownership of the incentive distribution rights in Valero L.P. entitles us to receive our pro rata share of specified percentages of total cash distributions made by Valero L.P. with respect to any particular quarter only in the event that Valero L.P. distributes more than $0.60 per unit for such quarter. As a result, the holders of Valero L.P.’s common units have a priority over the holders of Valero L.P.’s incentive distribution rights to the extent of cash distributions by Valero L.P. up to and including $0.60 per unit for any quarter.
      Our incentive distribution rights entitle us to receive increasing percentages, up to 23%, of all cash distributed by Valero L.P. Because the incentive distribution rights currently participate at the maximum 23% target cash distribution level in all distributions made by Valero L.P. at or above the current distribution level, future growth in distributions we receive from Valero L.P. will not result from an increase in the target cash distribution level associated with the incentive distribution rights.
      Furthermore, a decrease in the amount of distributions by Valero L.P. to less than $0.66 per common unit per quarter would reduce our percentage of the incremental cash distributions above $0.60 per common unit per quarter from 23% to 8%. As a result, any such reduction in quarterly cash distributions from Valero L.P. would have the effect of disproportionately reducing the amount of all distributions that we receive from Valero L.P. based on our ownership interest in the incentive distribution rights in Valero L.P. as compared to cash distributions we receive from Valero L.P. on our 2% general partner interest in Valero L.P. and our Valero L.P. common units.

Assuming an initial public offering price of $24.00 per unit, you will experience immediate and substantial dilution of $14.40 per unit.
      The assumed initial public offering price of $24.00 per unit exceeds our pro forma net tangible book value of $9.60 per unit after the offering. Based on these amounts, you will incur immediate and substantial dilution of $14.40 per unit. This dilution results primarily because the market value of our investment in Valero L.P. is significantly in excess of the historical carrying amount of that investment. Please read “Dilution.”

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.
      Prior to this offering, we have been a private company and have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, upon the completion of this offering. We produce our consolidated financial statements in accordance with the requirements of generally accepted accounting principles in the United States (GAAP), but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports to prevent fraud and to operate successfully as a company with publicly traded securities. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2007. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our conclusions about the effectiveness of our internal controls. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the market price of our units.

Valero Energy’s contemplated further divestiture of its ownership interest in us remaining after this offering may cause an increase in Valero L.P.’s administrative costs and expenses, which may reduce the cash available for distribution to Valero L.P.’s partners and, as a result, to our unitholders.
      Should Valero Energy reduce its ownership in us below 50%, Valero L.P. will be required to purchase and maintain separate software license agreements. The estimated purchase cost of such licenses is approximately $4.3 million, with associated annual maintenance fees of approximately $0.8 million. In addition to software licenses, Valero L.P. also benefits from common overhead infrastructure with Valero Energy — primarily in the areas of information technology systems and employee benefit plan administration. If Valero L.P. ceases to obtain services from Valero Energy or upon expiration of the Services Agreement in 2011, Valero L.P.’s results of operations would be adversely impacted. The annual license fees or any additional administrative costs incurred upon termination or expiration of the Services Agreement, respectively, may reduce the cash available for distribution to Valero L.P.’s partners, including us, and as a result reduce the cash available for distribution to our unitholders.

If Valero L.P.’s general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of Valero L.P., it may not be able to satisfy its obligations and its cash flows will be reduced.
      The general partner of Valero L.P. and its affiliates may make expenditures on behalf of Valero L.P. for which they will seek reimbursement from Valero L.P. In addition, under Delaware law, the general partner, in its capacity as the general partner of Valero L.P., has unlimited liability for the obligations of Valero L.P., such as its debts and environmental liabilities, except for those contractual obligations of Valero L.P. that are expressly made without recourse to the general partner. To the extent Riverwalk Logistics, L.P. incurs obligations on behalf of Valero L.P., it is entitled to be reimbursed or indemnified by Valero L.P. If Valero L.P. does not reimburse or indemnify its general partner, Riverwalk Logistics, L.P. may be unable to satisfy these liabilities or obligations, which would reduce its cash flows. In turn, Riverwalk Logistics, L.P. would have less cash to distribute to us.

If distributions on our units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future.
      Our distributions to our unitholders will not be cumulative. Consequently, if distributions on our units are not paid with respect to any fiscal quarter at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future. Any distributions received by us from Valero L.P. related to periods prior to the closing of this offering will be distributed entirely to our current investors.

Our cash distribution policy limits our growth because we do not retain earnings to reinvest in any acquisitions or growth capital expenditures.
      Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, our growth initially will be completely dependent upon Valero L.P.’s ability to increase its quarterly distributions because our only cash-generating assets are indirect ownership interests in Valero L.P. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.
      Consistent with the terms of its partnership agreement, Valero L.P. distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, Valero L.P. sets aside cash reserves, which it uses to fund its growth capital expenditures. Additionally, it has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition capital expenditures. Accordingly, to the extent Valero L.P. does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent Valero L.P. issues additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that Valero L.P. will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to Valero L.P., which in turn may impact the available cash that we have to distribute to our unitholders.

If in the future we cease to manage Valero L.P., we may be deemed to be an investment company under the Investment Company Act of 1940, which would cause us either have to register as an investment company, obtain exemptive relief from the SEC, or modify our organizational structure or our contract rights.
      If we cease to manage Valero L.P. as a consequence of Riverwalk Logistics, L.P.’s removal or withdrawal as Valero L.P.’s general partner or otherwise, and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of Valero L.P. partnership interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC, or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the sale and purchase of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage.

An increase in interest rates may cause the market price of our units to decline resulting in the loss of a portion of your investment in us.
      As interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as limited liability company membership interests. Reduced demand for our units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our units to decline. As a result, you may lose a portion of your investment in us.

We may issue an unlimited number of additional securities without the consent of our unitholders, which will dilute your ownership interest in us and may increase the risk that we will not have sufficient available cash to maintain or increase our per unit distribution level.
      At any time we may issue an unlimited number of additional securities without the approval of our unitholders on terms and conditions determined by our board of directors. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the units may decline.
      Please read “Description of Our Limited Liability Company Agreement — Issuance of Additional Securities.”

Valero L.P. may issue additional Valero L.P. units, which may increase the risk that Valero L.P. will not have sufficient available cash to maintain or increase its per unit cash distribution level and that we will have to make a capital contribution to Valero L.P.
      Valero L.P. may issue additional Valero L.P. units, including units that rank senior to the Valero L.P. common units and the incentive distribution rights as to quarterly cash distributions, on the terms and conditions established by its general partner. Additionally, we are required to make additional capital contributions to Valero L.P. upon Valero L.P.’s issuance of additional units in order to maintain our 2% general partner interest in Valero L.P. Furthermore, to the extent Valero L.P. issues units that are senior to the Valero L.P. common units and the incentive distribution rights, their issuance will render more uncertain the payment of distributions on the common units and the incentive distribution rights. Neither the common units nor the incentive distribution rights are entitled to any arrearages from prior quarters. The payment of distributions on any additional Valero L.P. units may increase the risk that Valero L.P. will be unable to maintain or increase its per unit cash distribution level and the requirement that we make capital contributions to Valero L.P. to maintain our 2% general partner interest may impact the available cash that we have to distribute to our unitholders.

The initial public offering price of our units may not be indicative of the market price of our units after this offering, and our unit price may be volatile. In addition, you may not be able to resell our units at or above the initial public offering price.
      Prior to this offering there has been no public market for our units. An active market for our units may not develop or may not be sustained after this offering. The initial public offering price of our units will be determined by negotiations between us and the underwriters based on numerous factors that we discuss in the “Underwriting — Offering Price Determination” section of this prospectus. This price may not be indicative of the market price for our units after this initial public offering. The market price of our units could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your units at or above the initial public offering price. Our unit price could be affected by a number of factors, including:

•	Valero L.P.’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our distributions per unit;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	level of investor interest in purchasing our units due to the very limited number of publicly traded entities whose assets consist exclusively of ownership interests in a publicly traded limited partnership;

•	sales of our units by our unitholders;

•	announcements by Valero L.P. or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings or capital commitments;

•	general market conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to Valero L.P.’s performance.
      The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our units.
      Our units and Valero L.P.’s common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our units and Valero L.P.’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	Valero L.P.’s cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

•	we participate in the distributions on the 2% general partner interest and the incentive distribution rights in Valero L.P. while Valero L.P.’s common unitholders do not; and

•	we may enter into other businesses separate and apart from Valero L.P. or any of its affiliates.

Anti-takeover provisions in our limited liability company agreement may make an acquisition of us more complicated and the removal and replacement of our directors and executive officers more difficult.
      Our limited liability company agreement contains provisions that may delay or prevent a change in control. These provisions may also make it difficult for unitholders to remove and replace our board of directors and executive officers.
      Section 203. Our limited liability company agreement effectively adopts Section 203 of the DGCL. Section 203 of the DGCL as it applies to us prevents an interested unitholder, defined as a person who owns 15% or more of our outstanding units, from engaging in business combinations with us for three years following the time such person becomes an interested unitholder. Section 203 broadly defines “business combination” to encompass a wide variety of transactions with or caused by an interested unitholder, including mergers, asset sales and other transactions in which the interested unitholder receives a benefit on other than a pro rata basis with other unitholders. This provision of our limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our units.
      Limited Voting Rights. Our limited liability company agreement provides that if any person or group other than our affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires all of its units from our affiliates or any transferees of that person or group approved by our board of directors or to any person or group who acquires the units with the prior approval of our board of directors.

      Staggered Board. In addition, our limited liability company agreement provides for a staggered board of directors as a result of which only a portion of the members of the board of directors is elected each year. Removal of directors will require a meeting of unitholders and cannot be done by written consent.
      Preferred Unit Purchase Rights. Further, upon completion of this offering, we intend to issue preferred unit purchase rights which will have the effect of diluting any potential acquirer of us not authorized by the board of directors upon any triggering event, such as the purchase of 15% of our outstanding units.
      These provisions may delay or prevent a third party from acquiring us and any such delay or prevention could cause the market price of our units to decline.

Valero L.P.’s common unitholders may not have limited liability if a court finds that limited partner actions constitute control of Valero L.P.’s business and may therefore become liable for certain of Valero L.P.’s obligations, which may impact the cash we have available to make distributions.
      Under Delaware law, common unitholders could be held liable for Valero L.P.’s obligations to the same extent as a general partner if a court determined that actions of a common unitholder constituted participation in the “control” of Valero L.P.’s business.
      Under Delaware law, the general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a limited partner may be liable to Valero L.P. for the amount of a distribution for a period of three years from the date of the distribution.
Risks Related to Conflicts of Interest

Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.’s general partner owes fiduciary duties to Valero L.P. and Valero L.P.’s unitholders, which may conflict with our interests.
      Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Valero L.P.’s general partner, on the one hand, and Valero L.P. and its limited partners, on the other hand. The directors and officers of Valero GP, LLC have fiduciary duties to manage Valero L.P.’s business in a manner beneficial to us, its owner. At the same time, Valero GP, LLC has a fiduciary duty to manage Valero L.P. in a manner beneficial to Valero L.P. and its unitholders. The board of directors of Valero GP, LLC or its conflicts committee will resolve any such conflict and have broad latitude to consider the interests of all parties to the conflict. Our independent directors will not be the same as the independent directors who serve on the conflicts committee of Valero GP, LLC. The resolution of these conflicts may not always be in our best interest or that of our unitholders.
      For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to Valero L.P. and us;

•	the entering into, interpretation and enforcement of contractual obligations between us and our affiliates, including Valero Energy, on the one hand, and Valero L.P., on the other hand;

•	the determination and timing of the amount of cash to be distributed to Valero L.P.’s partners and the amount of cash to be reserved for the future conduct of Valero L.P.’s business;

•	any proposal by Valero GP, LLC to eliminate, reduce or modify the incentive distribution rights;

•	the decision whether Valero L.P. should make acquisitions, and on what terms;

•	the determination of whether Valero L.P. should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions to Valero L.P.’s partners or otherwise; and

•	any decision we make in the future to engage in business activities independent of, or in competition with, Valero L.P.

The fiduciary duties of our officers and directors may conflict with those of Valero L.P.’s general partner’s officers and directors.
      Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. Simultaneously, a majority of our directors and all of our officers are also directors and officers of Valero GP, LLC, the general partner of Valero L.P.’s general partner, and have fiduciary duties to manage the business of Valero L.P. in a manner beneficial to Valero L.P. and its unitholders. For instance, William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For example, we share executive officers and administrative personnel with Valero L.P.’s general partner to operate both our business and Valero L.P.’s business. Our executive officers, who are also the executive officers of Valero L.P.’s general partner, will allocate, in their reasonable and sole discretion, their time spent on our behalf and on behalf of Valero L.P. These allocations may not be the result of arms-length negotiations between Valero L.P.’s general partner and us, and therefore the allocations may not exactly match the actual time and overhead spent. For a more detailed description of the potential conflicts of interest between us and our affiliates and the methods for resolving such conflicts of interest, please read “Conflicts of Interest and Fiduciary Duties.”

When Valero Energy reduces its ownership interest such that it owns less than 20% of us or Valero GP, LLC, Valero Energy and its affiliates may directly compete with Valero L.P., which could cause conflicts of interest and may adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution.
      Under Valero L.P.’s Amended and Restated Omnibus Agreement, when Valero Energy reduces its ownership interest such that it owns less than 20% of us or Valero GP, LLC, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. As a result, Valero Energy could directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions. Please read “Conflicts of Interest and Fiduciary Duties — Potential Future Conflicts.”

Subsidiaries of Valero Energy will control us and will own a sufficient number of our units to block any attempt to remove or replace our board of directors.
      Upon completion of this offering, subsidiaries of Valero Energy will own an aggregate of approximately 61% of the outstanding units, or approximately 55% if the underwriters’ option to purchase additional units is exercised in full. Accordingly, Valero Energy will be able to determine all matters requiring the majority approval of the holders of our units. As long as Valero Energy beneficially owns a majority interest in us, it will have the ability to elect all members of our board of directors and to manage our affairs. Valero Energy will be able to cause or prevent a change of control of our company. This concentration of ownership may have the effect of preventing or discouraging transactions involving an actual or potential change of control of our company, regardless of whether a premium is offered over then current market prices.

Our affiliates have a limited call right that may require you to sell your units at an undesirable time or price.
      If at any time our affiliates own more than 80% of our outstanding units, we will have the right, but not the obligation, which we may assign to any of our affiliates, to acquire all, but not less than all, of the units held by unaffiliated persons at a price not less than the then current market price. As a result, you may be required to sell your units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, Valero Energy, our current indirect owner, will own approximately 61% of our units. Please read “Description of Our Limited Liability Company Agreement — Limited Call Right.”
Risks Related to Valero L.P.’s Business

A decline in production at the Valero Energy refineries Valero L.P. serves or the Tesoro Mandan refinery could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports or stores in its assets.
      A decline in production at the Valero Energy refineries Valero L.P. serves, or at the Tesoro Mandan refinery, could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports on those pipelines that are connected to these refineries or the volumes of refined petroleum products Valero L.P. stores in related terminals. As a result, Valero L.P.’s financial position and results of operations and its ability to make distributions to its partners could be adversely affected. The Valero Energy refineries served by Valero L.P.’s assets or the Tesoro Mandan refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

•	scheduled upgrades or maintenance;

•	unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that require the halting of all or a portion of the operations of the refinery; or

•	legislation or regulation that adversely impacts the economics of refinery operations.
      For example, Valero L.P.’s operations are expected to be negatively impacted by lower throughput volumes in 2006 due to scheduled maintenance turnarounds at some of the Valero Energy refineries Valero L.P. serves.

Valero L.P.’s future financial and operating flexibility may be adversely affected by restrictions in its debt agreements and by its, our and Valero Energy’s leverage.
      As of March 31, 2006, Valero L.P.’s consolidated debt was approximately $1.2 billion. Among other things, this amount of debt may be viewed negatively by credit rating agencies, which could result in increased costs to Valero L.P. in accessing the capital markets. In August 2005, Moody’s Investor Service confirmed Valero Logistics Operations, L.P.’s and upgraded Kaneb Pipe Line Operating Partnership, L.P.’s senior unsecured ratings at Baa3 with a stable outlook. In July 2005, Standard & Poors lowered its ratings on Valero Logistics Operations, L.P.’s and Kaneb Pipe Line Operating Partnership, L.P.’s senior unsecured ratings to BBB minus with a stable outlook. In July 2005, Fitch lowered its rating of Kaneb Pipe Line Operating Partnership, L.P.’s senior unsecured rating to BBB minus with a stable outlook. Any future downgrade of the debt held by these wholly owned subsidiaries of Valero L.P. could significantly increase Valero L.P.’s capital costs or adversely affect Valero L.P.’s ability to raise capital in the future.
      Debt service obligations, restrictive covenants in its credit facilities and the indentures governing its outstanding senior notes and maturities resulting from this leverage may adversely affect Valero L.P.’s ability to finance future operations, pursue acquisitions and fund other capital needs and Valero L.P.’s ability to pay cash distributions to unitholders. In addition, this leverage may make Valero L.P.’s results of operations more susceptible to adverse economic or operating conditions. For example, during an event of default under any of its debt agreements, Valero L.P. would be prohibited from making cash distributions to its unitholders.
      Additionally, Valero L.P. may not be able to access the capital markets in the future at economically attractive terms, which may adversely affect its future financial and operating flexibility and its ability to pay cash distributions at current rates.

      Further, if one or more credit rating agencies were to downgrade the outstanding indebtedness of Valero Energy, Valero L.P. could experience a similar downgrade of its outstanding indebtedness, an increase in its borrowing costs, difficulty accessing capital markets or a reduction in the market price of its common units. Such a development could adversely affect Valero L.P.’s ability to finance acquisitions, refinance existing indebtedness and make cash distributions to its partners, including us.

Valero L.P.’s subsidiary, Valero Logistics Operations, L.P., may be unable to purchase its senior notes upon a change of control of Valero GP Holdings.
      It is Valero Energy’s intent to reduce and ultimately sell all of its ownership interest in us, pending market conditions. If Valero Energy’s or an investment grade entity’s ownership interest in us decreases below 51%, Valero Logistics Operations will be obligated to offer to repurchase its $350 million outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest. At the completion of this offering, Valero Energy will indirectly own an approximate 61% membership interest in us.
      If Valero Logistics Operations is required to make such an offer, it may not have sufficient funds to pay the purchase price, and it may be required to secure third-party financing to do so. Valero Logistics Operations may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to Valero Logistics Operations or at all. Valero Logistics Operations’ and its subsidiaries’ current and future credit agreements and other indebtedness may contain restrictions on the ability of Valero Logistics Operations to repurchase the notes upon such a change in control. The failure of Valero Logistics Operations to repurchase the notes tendered to it upon a change in control would constitute an event of default under the indentures governing its senior notes, and thus an event of default under Valero Logistics Operations’ credit agreements, and would have a material adverse effect on Valero L.P.’s financial condition.

Valero L.P. may not be able to generate sufficient cash from operations to enable it to pay expected quarterly distributions on its units every quarter.
      The amount of cash Valero L.P. is able to distribute to its partners is principally dependent on the amount of cash it is able to generate from operations, which fluctuates from quarter to quarter based on, among other things:

•	the amount of crude oil and refined product transported in its pipelines;

•	throughput volumes in its terminals and storage facilities;

•	tariff rates and fees it charges and the margins it realizes for its services;

•	the level of its operating cost;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the effect of worldwide energy conservation measures; and

•	prevailing economic conditions.
      In determining the expected cash available for distribution, Valero L.P. makes assumptions about throughput, tariffs and fees and operating costs. Whether these assumptions are realized is not entirely within Valero L.P.’s control or the control of its general partner. If these assumptions are not realized, Valero L.P. may not generate sufficient cash to make a quarterly distribution on its units at the current level.

Valero L.P. depends on Valero Energy for a significant portion of its revenues and throughputs of crude oil and refined products. Any reduction in the crude oil and refined products that Valero L.P. transports or stores for Valero Energy, as a result of scheduled or unscheduled refinery maintenance, upgrades or shutdowns or otherwise, could result in a decline in Valero L.P.’s revenues, earnings and cash available to pay distributions.
      Valero L.P. acquired Kaneb effective July 1, 2005, however, it continues to rely on Valero Energy for a significant portion of its revenues. For the year ended December 31, 2005 and the three months ended March 31, 2006, Valero Energy accounted for approximately 34% and 22%, respectively, of Valero L.P.’s revenues. While some of Valero L.P.’s relationships with Valero Energy are subject to long-term contracts, Valero L.P. may be unable to negotiate extensions or replacements of these contacts on favorable terms, if at all. Because of the geographic location of certain of Valero L.P.’s pipelines, terminals and storage facilities, Valero L.P. depends largely upon Valero Energy to provide throughput for its assets. Any decrease in throughputs would cause Valero L.P.’s revenues to decline and adversely affect Valero L.P.’s ability to make cash distributions to its unitholders. A decrease in throughputs could result from a temporary or permanent decline in the amount of crude oil transported to and stored at or refined products stored at and transported from the refineries Valero L.P. serves. Factors that could result in such a decline include:

•	a material decrease in the supply of crude oil;

•	a material increase in the price of crude oil;

•	a material decrease in demand for refined products in the markets served by Valero L.P.’s pipelines and terminals;

•	scheduled turnarounds or unscheduled maintenance;

•	operational problems or catastrophic events at a refinery;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at a refinery;

•	a decision by Valero Energy to redirect refined products transported in Valero L.P.’s pipelines to markets not served by Valero L.P.’s pipelines or to transport crude oil by means other than Valero L.P.’s pipelines;

•	increasingly stringent environmental regulations, including new EPA fuels content regulations requiring refinery upgrades; or

•	a decision by Valero Energy to sell one or more of the refineries Valero L.P. serves to a purchaser that elects not to use Valero L.P.’s pipelines and terminals.
      The loss of all or even a portion of the volumes of crude oil and refined petroleum products supplied by Valero Energy would have a material adverse effect on Valero L.P.’s business, results of operations and financial condition and Valero L.P.’s ability to make cash distributions, unless Valero L.P. were able to acquire comparable volumes from other sources.

Under the pipelines and terminals usage agreement, Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced at the Ardmore, McKee and Three Rivers refineries. Furthermore, Valero Energy is not required to use Valero L.P.’s pipelines if there is a change in market conditions that has a material adverse effect on Valero Energy for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries. These factors could adversely affect Valero L.P.’s ability to make distributions to its unitholders, including us.
      If market conditions with respect to the transportation of crude oil or refined products or with respect to the end markets in which Valero Energy sells refined products change in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.’s pipelines and terminals at the required levels, Valero Energy’s obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. Any suspension of Valero Energy’s obligation could adversely affect throughput in Valero L.P.’s pipelines and terminals and therefore Valero L.P.’s ability to make distributions to its unitholders, including us.

Increases in natural gas and power prices could adversely affect Valero L.P.’s ability to make distributions to its partners, including us.
      Power costs constitute a significant portion of Valero L.P.’s operating expenses. Power costs represented approximately 17.3% and 15.3% of Valero L.P.’s operating expenses for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. Valero L.P. uses mainly electric power at its pipeline pump stations and terminals and such electric power is furnished by various utility companies that use primarily natural gas to generate electricity. Accordingly, Valero L.P.’s power costs typically fluctuate with natural gas prices. Increases in natural gas prices may cause Valero L.P.’s power costs to increase further. If natural gas prices remain high or increase further, Valero L.P.’s cash flows may be adversely affected, which could adversely affect Valero L.P.’s ability to make distributions to Valero L.P.’s partners, including us.

Valero L.P.’s operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require Valero L.P. to make substantial expenditures.
      Valero L.P.’s operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of petroleum and other products, such as specialty liquids, produces a risk that these products may be suddenly released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury or property damages to private parties and significant business interruption. Valero L.P. owns or leases a number of properties that have been used to store or distribute refined products for many years. Many of these properties, such as the recently acquired assets from Kaneb, were operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes was not under Valero L.P.’s control. If Valero L.P. were to incur a significant liability pursuant to environmental or safety laws or regulations, such a liability could have a material adverse effect on its financial position and its ability to make distributions to its unitholders, including us, and its ability to meet its debt service requirements. As of March 31, 2006, Valero L.P. has recorded liabilities for contingent losses, including settled matters, and environmental liabilities, totaling approximately $66 million. Please read “Business of Valero L.P. — Legal Proceedings and Other Contingencies” and “Valero L.P. and Subsidiaries — Notes to Financial Statements — Note 11. Health, Safety and Environmental Matters” and “— Note 12. Commitments and Contingencies” beginning on page F-54.

Increases in interest rates could adversely affect Valero L.P.’s business and the trading price of Valero L.P.’s units.
      Valero L.P. has significant exposure to increases in interest rates. As of March 31, 2006, Valero L.P. had approximately $1.2 billion of consolidated debt, of which $0.8 billion was at fixed interest rates and $0.4 billion was at variable interest rates after giving effect to interest rate swap agreements. Valero L.P.’s results of operations, cash flows and financial position could be materially adversely affected by significant increases in interest rates above current levels. Further, the trading price of Valero L.P.’s units will be sensitive to changes in interest rates and any rise in interest rates could adversely impact such trading price.

Valero L.P.’s pipeline integrity program may subject it to significant costs and liabilities.
      Effective as of May 29, 2001, the U.S. Department of Transportation issued a final rule requiring pipeline operators with more than 500 miles of pipelines to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect the integrity of pipeline segments located in what the rule refers to as “high consequence areas” where a leak or rupture could potentially do the most harm. Subsequently, the Pipeline Safety Improvement Act of 2002 was enacted, which further enhanced pipeline safety requirements. Valero L.P. has developed and will continue its pipeline integrity management programs, which are intended to assess and maintain the integrity of its pipelines. While the costs associated with the pipeline integrity testing itself are not large, the results of these tests could cause Valero L.P. to incur significant and unanticipated operating and capital expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of its pipelines. Further, the rule or an increase in public expectations for pipeline safety may require additional reporting, the replacement of some of Valero L.P.’s pipeline segments, additional monitoring equipment, and more frequent inspection or testing of Valero L.P.’s pipeline facilities. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures. Should Valero L.P. fail to comply with the U.S. Department of Transportation rules, and related regulations and orders, it could be subject to penalties and fines, which could have a material adverse effect on its ability to make distributions to its unitholders, including us.

Valero L.P.’s operations are subject to operational hazards and unforeseen interruptions for which it may not be adequately insured.
      Valero L.P.’s operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond its control. These events might result in a loss of equipment or life, injury or extensive property damage, as well as an interruption in Valero L.P.’s operations. Valero L.P. may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of Valero L.P.’s insurance policies have increased substantially, and could escalate further. Valero L.P. currently benefits from coverage under insurance procured by Valero Energy under an annual policy that runs through May 2006. Valero L.P. may be unable to continue to benefit from such insurance procured by Valero Energy and in some instances, certain insurance could become unavailable or available only for reduced amounts of coverage and at higher rates. For example, Valero L.P.’s insurance carriers require broad exclusions for losses due to terrorist acts. If Valero L.P. were to incur a significant liability for which it was not fully insured, such a liability could have a material adverse effect on Valero L.P.’s financial position and its ability to make distributions to its unitholders, including us, and to meet its debt service requirements.

Valero L.P.’s exposure to a diversified national and international geographic asset and product mix may have an adverse impact on its results of operations.
      Valero L.P.’s business is geographically diversified both in the United States and internationally, which exposes Valero L.P. to supply and demand risks in different markets. A significant overall decrease in supply or demand for refined petroleum products or anhydrous ammonia may have an adverse effect on Valero L.P.’s financial condition. Also, the product mix handled by Valero L.P. is significantly diversified, and the transportation or the terminalling of specialty liquids may expose Valero L.P. to significant environmental risks, which could have a material adverse impact on Valero L.P.’s results of operations. Further, Valero L.P. has significant international terminalling operations, which exposes it to risks particular to such operations. A significant decrease in supply or demand at Valero L.P.’s main international terminals in Point Tupper, Nova Scotia or St. Eustatius, the Netherlands Antilles, as well as foreign currency risks and other risks associated with operations in foreign legal and political environments, could have an adverse impact on Valero L.P.’s financial results.

Reduced demand for refined products could affect Valero L.P.’s results of operations and ability to make distributions to its partners, including us.
      Any sustained decrease in demand for refined products in the markets served by Valero L.P.’s pipelines could result in a significant reduction in throughput in our crude oil and refined product pipelines and therefore in Valero L.P.’s cash flow, reducing Valero L.P.’s ability to make distributions to its partners, including us. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

•	an increase in fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers;

•	an increase in the market price of crude oil that leads to higher refined product prices, which may reduce demand for gasoline. Market prices for crude oil and refined products are subject to wide fluctuation in response to changes in global and regional supply that are beyond Valero L.P.’s control, and recent significant increases in the price of crude oil may result in a lower demand for refined products; and

•	the increased use of alternative fuel sources, such as battery-powered engines. Several state and federal initiatives mandate this increased use. For example, the Energy Policy Act of 1992 requires 75% of new vehicles purchased by federal agencies since 1999, 75% of all new vehicles purchased by state governments since 2000, and 70% of all new vehicles purchased for private fleets in 2006 and thereafter to use alternative fuels.

Valero L.P. may not be able to integrate effectively and efficiently with Kaneb or any future businesses or operations it may acquire. Any future acquisitions may substantially increase the levels of Valero L.P.’s indebtedness and contingent liabilities.
      Valero L.P. is integrating the operations of Valero L.P. with those of Kaneb. Such integration of operations is a complex, time-consuming and costly process. Valero L.P. may not be able to realize the operating efficiencies, cost savings and other benefits expected. In addition, the costs Valero L.P. incurs in implementing these efficiencies, cost savings and other benefits may be greater than expected.
      Part of Valero L.P.’s business strategy includes acquiring additional pipelines and terminalling and storage facilities that complement Valero L.P.’s existing asset base and distribution capabilities or provide entry into new markets. Valero L.P. may not be able to identify suitable acquisitions, or it may not be able to purchase or finance any acquisitions on terms that it finds acceptable. Additionally, Valero L.P. competes against other companies for acquisitions, and we cannot assure you that Valero L.P. will be successful in the acquisition of any assets or businesses appropriate for its growth strategy. Valero L.P.’s capitalization and results of operations may change significantly as a result of future acquisitions, and you will not have the opportunity to evaluate the economic, financial and other relevant information that Valero L.P. will consider in connection with any future acquisitions. Unexpected costs or challenges may arise whenever businesses with different operations and management are combined. For example, the incurrence of substantial unforeseen environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to Valero L.P.’s acquisition for which it is not indemnified or for which indemnity is inadequate, may adversely affect Valero L.P.’s ability to realize the anticipated benefit from an acquisition. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and new geographic areas of any acquired businesses. Successful business combinations will require Valero L.P.’s management and other personnel to devote significant amounts of time to integrating the acquired businesses with Valero L.P.’s existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. If Valero L.P. does not successfully integrate any future acquisitions, or if there is any significant delay in achieving such integration, Valero L.P.’s business and financial condition could be adversely affected.

Valero L.P. may sell additional limited partnership units without unitholder approval, diluting existing interests of its unitholders, including us.
      Valero L.P.’s partnership agreement allows it to issue an unlimited number of additional limited partnership units and certain other equity securities without unitholder approval. When Valero L.P. issues additional limited partnership units or other equity securities, the proportionate partnership interest of its existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

Valero Energy and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of Valero L.P.’s unitholders.
      Valero Energy and its affiliates will own approximately 61% of Valero GP Holdings after the completion of this offering, and we own Valero L.P.’s general partner. As a result, conflicts of interest may arise between Valero Energy and its affiliates, including Valero L.P.’s general partner, on the one hand, and Valero L.P. and its limited partners, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of Valero L.P.’s unitholders. These conflicts include, among others, the following situations:

•	Valero Energy, as the primary shipper in certain of Valero L.P.’s pipelines, has an economic incentive to seek lower tariff rates for these pipelines, lower terminalling fees and lower storage fees;

•	Neither Valero L.P.’s partnership agreement nor any other agreement requires Valero Energy to pursue a business strategy that favors Valero L.P. or utilizes Valero L.P.’s assets, including any increase in refinery production or pursuing or growing markets linked to Valero L.P.’s assets. Valero Energy’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Valero Energy;

•	Valero Energy and its affiliates may engage in limited competition with Valero L.P.;

•	Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced at its Ardmore, McKee and Three Rivers refineries and is not required to use Valero L.P.’s pipelines if there is a material change in the market conditions for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries, that has a material adverse effect on Valero Energy;

•	For some of the refined product pipelines and terminals connected to Valero Energy’s Corpus Christi East, Corpus Christi West and Three Rivers refineries, Valero Energy has agreed to specified minimum commitment percentages for certain pipelines and terminals, which generally represent approximately 75% of 2002 historical volumes, but may use other transportation and storage methods and providers for any volumes exceeding such minimum commitments;

•	Valero L.P.’s general partner is allowed to take into account the interests of parties other than Valero L.P., such as Valero Energy, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to Valero L.P.’s unitholders;

•	Valero L.P.’s general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders. As a result of purchasing Valero L.P.’s common units, unitholders have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	Valero L.P.’s general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is paid to Valero L.P.’s unitholders;

•	Valero L.P.’s general partner determines in its sole discretion which costs incurred by Valero Energy and its affiliates are reimbursable by Valero L.P.;

•	Valero L.P.’s general partner may cause Valero L.P. to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to Valero L.P. or enter into additional contractual arrangements with any of these entities on Valero L.P.’s behalf;

•	Valero L.P.’s general partner controls the enforcement of obligations owed to Valero L.P. by Valero Energy and its affiliates, including under the handling and throughput agreement, the throughput commitment agreement, the terminalling agreements and the pipelines and terminals usage agreement with Valero Energy;

•	Valero L.P.’s general partner decides whether to retain separate counsel, accountants, or others to perform services for Valero L.P.; and

•	In some instances, Valero L.P.’s general partner may cause Valero L.P. to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make incentive distributions.
      Valero L.P.’s partnership agreement gives the general partner broad discretion in establishing financial reserves for the proper conduct of Valero L.P.’s business, including interest payments. These reserves also will affect the amount of cash available for distribution.

The rates that Valero L.P. may charge on its interstate pipelines are subject to regulation and could be limited or reduced by various federal and state agencies, such as FERC and the STB.
      Pursuant to the Interstate Commerce Act, or ICA, the Federal Energy Regulatory Commission, or FERC, regulates the tariff rates for Valero L.P.’s interstate common carrier pipeline operations. Under the ICA, tariff rates must be published, just and reasonable and not unduly discriminatory. Shippers may protest or challenge, and the FERC may investigate, the lawfulness of any existing, new or changed tariff rates. The FERC can suspend new or changed tariff rates for up to seven months. The FERC can also require refunds of amounts collected under rates ultimately found to be unlawful.
      Valero L.P. uses various FERC-authorized rate methodologies for its interstate pipelines, including cost-of-service rates, market-based rates and settlement rates. Typically, Valero L.P. annually adjusts its rates in accordance with FERC indexing methodology, which currently allows a pipeline to increase its rates by a percentage equal to the producer price index for finished goods. If the index results in a negative adjustment, Valero L.P. will typically be required to reduce any rates that exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in Valero L.P.’s costs. The FERC’s authorized rate-making methodologies may also delay the use or implementation of rates that reflect increased costs. If the FERC’s rate-making methodologies change, any such change or new methodologies could result in rates that generate lower revenues and cash flow and could adversely affect Valero L.P.’s ability to make distributions to its unitholders, including us, and to meet its debt service requirements. Any of the foregoing would adversely affect Valero L.P.’s revenues and cash flow and could affect Valero L.P.’s ability to make distributions to its partners, including us, and to meet its debt service requirements. Additionally, competition constrains Valero L.P.’s rates in various Valero L.P. markets. As a result, Valero L.P. may from time to time be forced to reduce some of its rates to remain competitive.
      Other federal regulatory bodies, including the Surface Transportation Board, or STB, impose additional rate regulations on Valero L.P.’s operations and typically require that Valero L.P.’s rates be just and reasonable and non-discriminatory.

Valero L.P.’s pipeline operations are subject to FERC rate-making principles that could have an adverse impact on Valero L.P.’s ability to recover the full cost of operating its pipeline facilities and its ability to make distributions to its partners.
      In a decision issued in 2004 involving an oil pipeline limited partnership, BP West Coast Products, LLC v. FERC, the United States Court of Appeals for the District of Columbia Circuit rejected FERC’s Lakehead policy. Under that policy, the FERC had allowed an oil pipeline limited partnership to include in its cost of service an income tax allowance only to the extent that its unitholders were corporations. In May 2005, the FERC issued a new Policy Statement on Income Tax Allowances (Policy Statement), stating that a pipeline organized as a tax pass-through entity may include in its cost of service-based rates an income tax allowance to reflect actual or potential tax liability on its public utility income attributable to all entities or individuals owning public utility assets, if the pipeline proves that the ultimate owner of the interest has an actual or potential income tax liability on such income. The Policy Statement also provides that whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. In August 2005, the FERC also dismissed requests for rehearing of its new Policy Statement. Since June 2005, FERC has also issued several orders applying its new policy on income tax allowance, two of which involved the remanded BP West

Coast case. Although the new policy affords pipelines organized as pass-through entities an opportunity to recover a tax allowance, these recent orders vary with regard to the type of evidence or related burden of proof necessary to establish whether an actual or potential income tax liability exists for all owners. Application of the Policy Statement in these and other individual cases will also be subject to further FERC action and/or review in the appropriate Court of Appeals. In addition, multiple petitions for review of the Policy Statement and FERC’s application of the Policy Statement on remand of the BP West Coast decision have already been filed at the United States Court of Appeals for the District of Columbia Circuit. Therefore, the ultimate outcome of these proceedings is not certain and could result in changes to the FERC’s treatment of income tax allowances in cost of service. If Valero L.P. was to file for a cost of service-based rate increase, it would likely be permitted to include an income tax allowance in such rates only to the extent it could show, pursuant to the Policy Statement, that the ultimate owners of Valero L.P.’s units have actual or potential income tax liability on Valero L.P.’s income. There is not yet a definitive ruling from FERC concerning the type of evidence Valero L.P. would have to produce to prevail on a request to include a tax allowance. If the FERC were to disallow a substantial portion of Valero L.P.’s income tax allowance, it is likely that the maximum rates that could be charged could decrease from current levels.

Terrorist attacks and the threat of terrorist attacks have resulted in increased costs to Valero L.P.’s business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact Valero L.P.’s results of operations.
      The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks, on the energy transportation industry in general, and on Valero L.P. in particular, is not known at this time. Increased security measures taken by Valero L.P. as a precaution against possible terrorist attacks have resulted in increased costs to its business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns may affect Valero L.P.’s operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror.
      Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for Valero L.P. to obtain. Moreover, the insurance that may be available to Valero L.P. may be significantly more expensive than its existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect Valero L.P.’s ability to raise capital.
Tax Risks to Our Unitholders
      You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our units.

If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.
      The anticipated after-tax benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this matter. The value of our investment in Valero L.P. depends largely on Valero L.P. being treated as a partnership for federal income tax purposes.
      If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of our units.
      If Valero L.P. were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.
      Current law may change, causing us or Valero L.P. to be treated as a corporation for federal income tax purposes or otherwise subjecting us or Valero L.P. to entity level taxation. In addition, because of widespread state budget deficits, and other reasons, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, the State of New Jersey imposes a state level tax which Valero L.P. currently pays at the maximum amount of $250,000. Partnerships and limited liability companies, unless specifically exempted, will also generally be subject to a state level tax imposed on Texas source revenues with respect to the tax year ending December 31, 2007. Imposition of an entity level tax on us or Valero L.P. by Texas, or any additional states, will reduce the cash available for distribution to you.

A successful IRS contest of the federal income tax positions we or Valero L.P. take may adversely impact the market for our or Valero L.P.’s units, and the costs of any contest will reduce cash available for distribution to our unitholders.
      The IRS may adopt positions that differ from the positions we or Valero L.P. take, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or Valero L.P. take. A court may not agree with all of the positions we or Valero L.P. take. Any contest with the IRS may materially and adversely impact the market for our or Valero L.P.’s units and the prices at which they trade. In addition, the costs of any contest between Valero L.P. and the IRS will result in a reduction in cash available for distribution to Valero L.P. unitholders and thus will be borne indirectly by us, as a unitholder and as the owner of the general partner of Valero L.P., and by the other unitholders of Valero L.P. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.
      You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

The sale or exchange of 50% or more of our or Valero L.P.’s capital and profits interests, within a twelve-month period, will result in the termination of our or Valero L.P.’s partnership for federal income tax purposes. Valero Energy currently intends to sell its interests in us, pending market conditions, such that 50% or more of the total interests in our capital and profits may be sold within a twelve-month period after the completion of this offering.
      We will be considered to have terminated our partnership for federal income tax purposes if, within a twelve-month period, there is a sale or exchange for federal income tax purposes of 50% or more of the total interests in our capital and profits, including sales by subsidiaries of Valero Energy, together with all other units sold during such period. Likewise, Valero L.P. will be considered to have terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Valero L.P.’s capital and profits within a twelve-month period. A termination of our partnership would result in a deemed sale or exchange of our interest in Valero L.P.’s capital and profits. This deemed sale or exchange of our interests in Valero L.P.’s capital and profits may also cause the termination of Valero L.P.’s partnership if this deemed sale, together with all other sales of interests in Valero L.P., results in a sale or exchange of 50% or more of Valero L.P.’s capital and profits interests within a twelve-month period. A termination would, among other things, result in the closing of our or Valero L.P.’s taxable year for all unitholders and would result in a deferral of depreciation and cost recovery deductions allowable in computing our or Valero L.P.’s taxable income. Thus, if this occurs you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated, and for future years, as a percentage of the cash distributed to you with respect to that period. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions, such that 50% or more of the total interests in our capital and profits may be sold within a twelve-month period after the completion of this offering. Please read “Material Tax Consequences — Disposition of Units” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our units could be different than expected.
      If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Prior distributions to you in excess of the total net taxable income you were allocated for a unit, which decreased your tax basis in that unit, will, in effect, become taxable income to you if the unit is sold at a price greater than your tax basis in that unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them.
      Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.
      Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences — Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

You will likely be subject to state and local taxes and return filing requirements as a result of investing in our units.
      In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or Valero L.P. do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We or Valero L.P. may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our units. Please read “Material Tax Consequences — State, Local, Foreign and Other Tax Considerations.”

We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P.
      We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P. Other holders of common units in Valero L.P. will receive remedial allocations of deductions from Valero L.P. Any remedial allocations of deductions to us from Valero L.P. will be very limited. In addition, our ownership of Valero L.P. incentive distribution rights will cause more taxable income to be allocated to us from Valero L.P. If Valero L.P. is successful in increasing its distributions over time, our income allocations from our Valero L.P. incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will increase.

Items of our income, gain, loss and deduction will be allocated among our unitholders to account for the difference between the fair market value and tax basis of our assets at the time of an offering.
      Specified items of income, gain, loss and deduction will be allocated to us from Valero L.P. and among our unitholders to account for the difference between the fair market value and tax basis of Valero L.P.’s assets and our assets at the time the assets were contributed to Valero L.P. (or its predecessors) or at the time of this and any other offering. The effect of these allocations will be to allocate to us from Valero L.P. and to our unitholders, gain attributable to our share of the difference between the fair market value and the tax basis of Valero L.P.’s assets at these times (including gain attributable to our ownership of the incentive distribution rights). The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our and Valero L.P.’s assets were equal to their fair market values at the time of the offering, with the result that a unitholder purchasing units in this offering will not bear the federal income tax burden associated with any existing difference between the fair market value and tax basis of our or Valero L.P.’s assets. The federal income tax burden associated with the difference between the fair market value and tax basis of our assets immediately prior to an offering will be borne by our existing unitholders as of that time. Please read “Material Tax Consequences — Tax Treatment of Operations — Tax Basis, Depreciation and Amortization.”

USE OF PROCEEDS
      We will not receive any proceeds from the sale of the units in this offering. All of the units being sold in this offering are being offered by other subsidiaries of Valero Energy.
CAPITALIZATION
      The following table sets forth our cash and our capitalization as of March 31, 2006 (in thousands) on a historical basis and as adjusted to reflect (i) a capital contribution by Valero Energy subsidiaries to fund certain employee benefit plan liabilities of ours and (ii) a capital contribution by Valero Energy subsidiaries to us of notes issued by us and held by Valero Energy subsidiaries. These transactions will occur prior to the sale of the units being offered in this prospectus. You should read our financial statements and notes that are included elsewhere in this prospectus for additional information.

	March 31, 2006

		Offering	As Adjusted
	Historical	Adjustments	for Offering

Cash	$120	$3,417	$3,537

Notes payable to affiliates	$265,354	$(265,354)	$—
Members’ equity	141,043	266,911	407,954

Total capitalization	$406,397	$1,557	$407,954

DILUTION
      Dilution is the amount by which the offering price paid by purchasers of units sold in this offering will exceed our net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2006, our net tangible book value was $408.0 million, or $9.60 per unit. This remains unchanged when adjusted for the sale by the selling unitholders of 16,500,000 units at an assumed initial public offering price of $24.00 per unit. Purchasers of units in this offering will experience substantial and immediate dilution in net tangible book value per unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per unit	$24.00
Less: Net tangible book value per unit before and after the offering (a)	9.60

Immediate dilution in net tangible book value per unit to purchasers in this offering (b)	$14.40

(a)	Determined by dividing the total number of units outstanding after this offering (42,500,000 units) into our net tangible book value.

(b)	If the initial public offering price were to increase or decrease by $1.00 per unit, immediate dilution in net tangible book value per unit would increase by $1.00 or decrease by $1.00, respectively.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
      You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the assumptions and considerations included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P. — Assumptions and Considerations Related to the Estimated Minimum EBITDA of Valero L.P.” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and for certain risks inherent in our and Valero L.P.’s business.
      For additional information regarding our and Valero L.P.’s historical and pro forma operating results, you should refer to the historical financial statements of Valero GP Holdings and Valero L.P. for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the historical financial statements of Kaneb for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005, the pro forma combined financial statements of Valero GP Holdings as of March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006, and the pro forma condensed combined statement of income of Valero L.P. for the year ended December 31, 2005 included elsewhere in this prospectus.
General

Rationale for Our Cash Distribution Policy
      Our cash distribution policy reflects a basic judgment that our unitholders will be better served if we distribute our available cash rather than retain it. Our cash-generating assets consist entirely of our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P., from which we receive quarterly distributions. We currently have no operations separate from those of Valero L.P. and do not currently intend to conduct operations separate from those of Valero L.P. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to income tax. Our distribution policy is consistent with the terms of our limited liability company agreement, which requires that we distribute all of our available cash quarterly.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
      There is no guarantee that our unitholders will receive quarterly distributions from us. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including:

•	Valero L.P.’s distribution policy is subject to restrictions on distributions under its credit agreements, which contain material financial tests and covenants it must satisfy. Should it be unable to comply with the restrictions under its credit agreements, Valero L.P. would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our cash distribution policy may be subject to restrictions on distributions under our anticipated credit facility. Our credit facility may contain material financial tests and covenants that we must satisfy. Should we be unable to comply with the restrictions, if any, under our anticipated credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Valero L.P.’s general partner has broad discretion under Valero L.P.’s partnership agreement to establish reserves for the prudent conduct of Valero L.P.’s business and for future cash distributions to Valero L.P.’s unitholders, and the establishment of those reserves could result in a reduction in cash distributions that we would otherwise anticipate receiving from Valero L.P., which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Our board of directors has discretion under our limited liability company agreement to establish reserves for the prudent conduct of our business and for future distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy.

•	While our limited liability company agreement requires us to distribute our available cash, our limited liability company agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our units.

•	Under Section 18-607 of the Delaware Limited Liability Company Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, Valero L.P. may not make a distribution to us if the distribution would cause its liabilities to exceed the fair value of its assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, principal and interest payments required under any outstanding debt, working capital requirements and anticipated cash needs of us or Valero L.P. and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow
      Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash. Since our only cash generating assets are our indirect ownership interests in Valero L.P., our growth will initially be completely dependent upon Valero L.P.’s ability to increase quarterly cash distributions per unit. If we issue additional units or incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Valero L.P.’s Ability to Grow is Dependent on its Ability to Access External Growth Capital
      Valero L.P. distributes to its partners all of its available cash. As a result, it relies on external financing sources, including commercial borrowings and debt and equity issuances, to fund its acquisitions and growth capital expenditures. As a result, to the extent Valero L.P. does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent Valero L.P. issues additional units and maintains or increases its distribution level per unit, the payment of distributions on those additional units may increase the risk that Valero L.P. will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to Valero L.P., which in turn may impact the distributions to us and the available cash that we have to distribute to our unitholders.
Our Initial Distribution Rate

Our Cash Distribution Policy
      Upon the closing of this offering, our board of directors will adopt a cash distribution policy for our units pursuant to which we will declare an initial quarterly distribution of $0.30 per unit, or $1.20 per unit on an annualized basis, to be paid no later than 50 days after the end of each fiscal quarter. This equates to an aggregate cash distribution of approximately $12.8 million per complete quarter or $51.0 million per year.
      Any distributions received by us from Valero L.P. related to periods prior to the closing of this offering will be distributed entirely to Valero Energy or its subsidiaries. In November 2006, we expect to pay a prorated quarterly distribution to you (based on our initial quarterly distribution of $0.30 per unit) for the period between the consummation of this offering and September 30, 2006.

      The following table sets forth the assumed number of our units outstanding upon the closing of this offering and the estimated aggregate distribution amounts to be paid on such units during the first four quarters following the closing of this offering at our initial quarterly distribution of $0.30 per unit, or $1.20 per unit on an annualized basis.

		Distributions

	Number	One	Four
	of Units	Quarter	Quarters

Publicly held units	16,500,000	$4,950,000	$19,800,000
Units held by subsidiaries of Valero Energy	26,000,000	7,800,000	31,200,000

Total	42,500,000	$12,750,000	$51,000,000

      Our distributions will not be cumulative. Consequently, if distributions on our units are not paid at the targeted levels, our unitholders will not be entitled to receive such payments in the future.
      Our distribution policy is consistent with the terms of our limited liability company agreement, which requires that we distribute all of our available cash quarterly. Under our limited liability company agreement, available cash is defined to generally mean, for each fiscal quarter, the amount of cash generated from our business in excess of the amount of cash reserves established by our board of directors to, among other things:

•	provide for the conduct of our business;

•	comply with applicable law or any debt instrument or other agreement applicable to us;

•	provide funds for distributions to our unitholders with respect to any one or more of the next four quarters; or

•	permit Riverwalk Logistics, L.P. to make capital contributions to Valero L.P. to maintain its 2% general partner interest upon the issuance of partnership securities by Valero L.P.

Valero L.P.’s Cash Distribution Policy
      Like us, Valero L.P. has adopted a cash distribution policy that requires it to distribute its available cash to unitholders on a quarterly basis. Under Valero L.P.’s partnership agreement, available cash is defined to mean generally, for each fiscal quarter, the sum of all cash and cash equivalents at the end of such quarter, plus any working capital borrowings made subsequent to the end of such quarter, in excess of the amount its general partner determines is necessary or appropriate to provide for the conduct of its business, to comply with applicable law or any of its debt instruments or other agreements, or to provide for future distributions to its unitholders for any one or more of the next four quarters. In providing for the conduct of its business, Valero L.P.’s definition of available cash in its partnership agreement also allows it to maintain reserves for future capital expenditures and anticipated credit needs. Valero L.P. makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as Valero L.P.’s business has grown, primarily as a result of acquisitions and internal growth projects.

      The following table shows the actual cash distributions (i.e., payments) that Valero L.P. has paid to its partners, including us, on all of its outstanding partnership interests with respect to the quarter indicated (in thousands, except per unit amounts). Payments are made within 45 days after the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter. Valero L.P. has an established historical record of paying quarterly cash distributions to its partners.

		Paid to
		Limited
		Partners,	Paid to Valero GP Holdings, LLC
		Excluding					Total
		Valero GP	Limited	General	Incentive		Paid to
	Distribution	Holdings,	Partner	Partner	Distribution		All
	Per Unit	LLC	Units	Interest	Rights	Total	Partners

2003
1st Quarter	$0.700	$8,063	$7,201	$319	$384	$7,904	$15,967
2nd Quarter	0.750	8,638	7,716	348	718	8,782	17,420
3rd Quarter	0.750	9,570	7,710	369	759	8,838	18,408
4th Quarter	0.750	9,587	7,693	369	759	8,821	18,408
2004
1st Quarter	0.800	10,229	8,204	399	1,112	9,715	19,944
2nd Quarter	0.800	10,230	8,203	399	1,112	9,714	19,944
3rd Quarter	0.800	10,230	8,203	399	1,112	9,714	19,944
4th Quarter	0.800	10,241	8,192	399	1,112	9,703	19,944
2005
1st Quarter	0.800	10,243	8,190	399	1,112	9,701	19,944
2nd Quarter (a)	0.855	31,279	8,744	879	3,049	12,672	43,951
3rd Quarter	0.855	31,282	8,740	879	3,049	12,668	43,950
4th Quarter	0.855	31,289	8,733	879	3,049	12,661	43,950
2006
1st Quarter	0.885	32,377	9,050	916	3,480	13,446	45,823

(a)	For the second quarter of 2005, Valero L.P.’s financial statements reflected a total cash distribution of approximately $21.6 million, which was based on the partnership interests outstanding as of June 30, 2005. On July 1, 2005, Valero L.P. issued approximately 23.8 million of its common units in exchange for all outstanding units of Kaneb Pipe Line Partners, L.P. in connection with its acquisition of Kaneb. Pursuant to the terms of the merger agreement and because actual payments are made within 45 days after the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter, the actual cash payment made with respect to the second quarter was approximately $44.0 million, which includes the distributions paid to former Kaneb unitholders with respect to the second quarter of 2005.
Our Initial Quarterly Distribution
      In the sections that follow, we present the basis for our belief that we will be able to fully fund our initial quarterly distribution of $0.30 per unit for the year ending December 31, 2006. In those sections, we present two tables, including:

•	our “Pro Forma Cash Available for Distribution” in which we present the amount of available cash that we would have had for the year ended December 31, 2005 and the twelve months ended March 31, 2006, giving effect to the following transactions as if these transactions had occurred on January 1, 2005:

—	the acquisition of Kaneb by Valero L.P., and the sale of certain assets acquired in such acquisition as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero L.P. — Recent Developments”;

—	the existence of the Administration Agreement to be entered into between Valero GP Holdings and Valero GP, LLC, which will provide for the payment by Valero GP Holdings of certain costs incurred by Valero GP, LLC personnel on behalf of Valero GP Holdings;

—	the incurrence of certain third party costs by Valero GP Holdings related to its being a publicly held entity; and

—	a quarterly cash distribution from Valero L.P. of $0.885 per limited partner unit, or $3.54 per limited partner unit on an annualized basis.

•	our “Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.” in which we present the calculation of estimated minimum EBITDA of Valero L.P. necessary for Valero L.P. to pay distributions to its partners, including us, which will enable us to have sufficient cash available for distribution to fully fund our expected distribution for the twelve months ending June 30, 2007.
      Our tables entitled “Pro Forma Cash Available for Distribution” and “Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.” used in this section as described below, have been prepared by and are the responsibility of our management. Neither our independent registered public accounting firm, KPMG LLP, nor our previous independent registered public accounting firm, Ernst & Young LLP, have examined, compiled or otherwise applied procedures to this information and, accordingly, do not express an opinion or any other form of assurance on the information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

Pro Forma Cash Available for Distribution
      Our pro forma cash available for distribution for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been sufficient to pay the initial quarterly distribution of $0.30 per unit on all units to be outstanding following the completion of this offering. Our ability to pay our initial distribution of approximately $51.0 million on all our units for the year ended December 31, 2005 and the twelve months ended March 31, 2006 is predicated primarily on Valero L.P.’s ability to pay a pro forma distribution of $3.54 per unit for each of those periods. If Valero L.P. had completed the transactions described in this prospectus at the beginning of 2005, it would have generated sufficient cash available for distribution to pay the full $3.54 per unit for the year ended December 31, 2005 and the twelve months ended March 31, 2006, net of cash reserves withheld at the discretion of Valero L.P.’s general partner of $26.0 million and $35.7 million, respectively.
      Our pro forma cash available for distribution includes estimated general and administrative expenses we will incur as a result of being a publicly traded limited liability company, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability insurance. We expect these general and administrative expenses initially to total approximately $2.4 million per year, which includes $0.5 million per year related to the Administration Agreement.
      The pro forma financial statements of Valero GP Holdings and Valero L.P., upon which pro forma cash available for distribution is based, do not purport to present the results of operations had the pro forma transactions described in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while the pro forma financial statements of Valero GP Holdings and Valero L.P. have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had the transactions described in this prospectus actually been completed as of the dates indicated.

      The following table illustrates, on a pro forma basis for the year ended December 31, 2005 and for the twelve months ended March 31, 2006, the amount of cash available for distribution to our unitholders, assuming that the transactions described in this prospectus had been consummated at the beginning of 2005 (in thousands, except unit and per unit amounts).
Valero GP Holdings, LLC
Pro Forma Cash Available for Distribution
(unaudited)

		Twelve Months
	Year Ended	Ended
	December 31,	March 31,
	2005	2006

Valero L.P. Data:
Pro Forma Income from Continuing Operations	$83,084	$90,280
Plus:
Interest expense, net	61,121	62,605
Income tax benefit	(8,742)	(7,751)
Depreciation and amortization expense	94,180	94,965
Provision for loss contingencies	42,000	42,000
Other non-cash charges	4,000	4,000
Cash payments by Kaneb related to acquisition costs (a)	23,022	20,600

Pro Forma Adjusted EBITDA (b)	298,665	306,699
Plus:
Distributions from joint ventures	6,841	7,977
Borrowings to fund strategic capital expenditures	51,436	56,629
Less:
Equity income from joint ventures	(5,116)	(4,745)
Interest expense, net	(61,121)	(62,605)
Income tax benefit	8,742	7,751
Strategic capital expenditures	(51,436)	(56,629)
Reliability capital expenditures	(38,680)	(36,051)

Pro Forma Cash Available for Distribution Prior to Cash Reserves	209,331	219,026
Less:
Cash reserves (c)	(26,041)	(35,736)

Pro Forma Cash Available for Distribution to All Valero L.P. Partners (d)	$183,290	$183,290

			Twelve Months
	Year Ended		Ended
	December 31,		March 31,
	2005		2006

Pro Forma Cash Distributed to All Valero L.P. Partners (e):
Distributions to Valero GP Holdings, LLC:
2% general partner interest	$3,666		$3,666
Incentive distribution rights	13,918		13,918
Limited partner units	36,158		36,198

Total distributions to Valero GP Holdings, LLC	53,742		53,782
Distributions to public unitholders	129,548		129,508

Total pro forma cash distributed to all Valero L.P. partners	$183,290		$183,290

Debt Covenant Ratios Calculated Pursuant to Credit Agreements (f):
Debt-to-EBITDA	4.03	x	4.01	x
EBITDA-to-Interest	4.76	x	4.73	x
Valero GP Holdings, LLC Data:
Pro Forma Cash Distributions Received from Valero L.P.	$53,742		$53,782
Less:
General and administrative expenses (g)	(2,350)		(2,350)
Income tax expense	(53)		(53)
Cash reserves (c)	(339)		(379)

Pro Forma Cash Available for Distribution	$51,000		$51,000

Expected Cash Distributions by Valero GP Holdings, LLC:
Expected distribution per unit	$1.20		$1.20

Distributions paid to public unitholders (based on 16,500,000 units)	$19,800		$19,800
Distributions paid to Valero Energy (based on 26,000,000 units)	31,200		31,200

Total expected cash distributions paid to our unitholders	$51,000		$51,000

(a)	Represents cash paid by Kaneb for certain costs incurred in connection with Valero L.P.’s acquisition of Kaneb, which were charged to expense.

(b)	Valero L.P. does not report EBITDA as a measure of the operating performance of its assets. However, Valero L.P. recognizes that EBITDA is a widely accepted financial measure used by investors to compare partnership performance, even though it is not defined in GAAP, and has therefore reconciled pro forma income from continuing operations to pro forma adjusted EBITDA. Pro forma adjusted EBITDA excludes the charges described in footnote (a), even though these charges relate to cash charges, because the inclusion of such amount would result in pro forma adjusted EBITDA that is not indicative of Valero L.P.’s ability to generate cash from its operations. The payment of cash related to this charge has been removed from pro forma adjusted EBITDA to arrive at pro forma cash available for distribution to all Valero L.P. partners.

(c)	Valero L.P.’s partnership agreement permits and Valero GP Holdings’ limited liability company agreement permits the board of directors to establish cash reserves that are necessary or appropriate to satisfy general and administrative and other expenses and debt service requirements, to comply with any debt instrument or other agreements, or to provide for other requirements. The amounts reflected in this table are those amounts that are assumed to be reserved such that the cash available for distribution equals the quarterly distribution of $0.885 per unit and $0.30 per unit for Valero L.P. and Valero GP Holdings, respectively.

(d)	Pro Forma Cash Available for Distribution is a financial measure used by investors to compare partnership performance, even though it is not defined in GAAP, and has therefore been reconciled to pro forma income from continuing operations.

(e)	Based on units outstanding as of December 31, 2005 and March 31, 2006, respectively, and a Valero L.P. distribution of $0.885 per quarter.

(f)	Valero Logistics Operations and Kaneb Terminals Limited, both wholly owned subsidiaries of Valero L.P., are parties to various credit agreements that require Valero L.P. to maintain certain financial ratios. Specifically, prior to June 30, 2006, Valero L.P. may not allow its ratio of consolidated indebtedness (as defined in the credit agreements) to consolidated EBITDA (as defined in the credit agreements) to exceed 5.0 for the four fiscal quarters most recently ended. Subsequent to June 30, 2006, that ratio may not exceed 4.75. However, in periods subsequent to an acquisition of at least $100 million, the credit agreements permit the maximum ratios indicated above to increase by 0.5. Additionally, the credit agreements require that Valero L.P.’s ratio of consolidated EBITDA (as defined in the credit agreements) to consolidated interest expense (as defined in the credit agreements) remain in excess of 3.0 for the four fiscal quarters most recently ended.

(g)	Represents general and administrative expenses of $2.4 million that we expect to incur as a public company, including $0.5 million related to the Administration Agreement.

Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.
      In the table below entitled “Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.,” we estimate that Valero L.P.’s EBITDA must be no less than $314.1 million in order to provide us with the minimum amount of cash distributions from Valero L.P. for the twelve months ending June 30, 2007 of $53.8 million which is necessary to permit us to fund our initial quarterly cash distribution of $0.30 per unit for each of the four quarters ending June 30, 2007. We refer to this amount of minimum cash distributions from Valero L.P. as our “Estimated Minimum Cash Distributions to be Received from Valero L.P.” We have estimated that if cash distributions from Valero L.P. meet or exceed this amount, we will have sufficient cash available to pay our initial cash quarterly distribution for the twelve months ending June 30, 2007, and additionally, that we and Valero L.P. will not be restricted under our credit agreements from paying cash distributions to our unitholders at that level.
      Valero L.P.’s estimated minimum EBITDA of $314.1 million for the twelve months ending June 30, 2007 is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of EBITDA needed to generate sufficient available cash to make cash distributions to our unitholders at our initial distribution rate of $0.30 per unit per quarter (or $1.20 per unit on an annualized basis) for the twelve months ending June 30, 2007. Valero L.P.’s estimated minimum EBITDA should not be viewed as management’s projection of operating earnings of Valero L.P. Our management believes that Valero L.P.’s actual EBITDA during the year ending June 30, 2007 will exceed the estimated minimum EBITDA of $314.1 million.
      You should read “— Assumptions and Considerations Related to the Estimated Minimum EBITDA of Valero L.P.” for a discussion of the material assumptions underlying our belief that Valero L.P. will be able to generate sufficient EBITDA to provide us with our estimated minimum cash distributions to be received from Valero L.P. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying the estimated minimum cash distributions to be received from Valero L.P. are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If the estimated minimum EBITDA of Valero L.P. is not achieved, we may not be able to pay the minimum quarterly distribution on our units. Consequently, the statement that we believe that cash distributions from Valero L.P. will be sufficient to allow us to pay the initial quarterly distribution on our units for the four consecutive quarters ending June 30, 2007 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such a distribution.
      When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in the following table (in thousands, except unit and per unit amounts).
Valero GP Holdings, LLC
Estimated Minimum Cash Available for Distribution
Based upon Estimated Minimum EBITDA of Valero L.P.
For the Twelve Months Ending June 30, 2007
(unaudited)

Valero L.P. Data:
Estimated Minimum Income from Continuing Operations	$138,786
Plus:
Interest expense, net	66,300
Income tax expense	10,308
Depreciation and amortization expense	98,709

Estimated Minimum EBITDA (a)	314,103

Plus:
Distributions from joint ventures	6,000
Borrowings to fund strategic capital expenditures	92,267
Less:
Equity income from joint ventures	(6,059)
Interest expense, net	(66,300)
Income tax expense	(10,308)
Strategic capital expenditures	(92,267)
Reliability capital expenditures	(54,146)
Cash reserves	—

Estimated Minimum Cash Available for Distribution to All Valero L.P. Partners (b)	$183,290

Estimated Minimum Cash Distributions to All Valero L.P. Partners (c):
Estimated Minimum Cash Distributions to Valero GP Holdings, LLC:
2% general partner interest	$3,666
Incentive distribution rights	13,918
Common units	36,198

Total estimated minimum cash distributions to Valero GP Holdings, LLC	53,782
Estimated minimum cash distributions to public unitholders	129,508

Total estimated minimum cash distributions by Valero L.P.	$183,290

Debt Covenant Ratio Calculated Pursuant to Credit Agreements (d):
Debt-to-EBITDA	3.89	x

Valero GP Holdings, LLC Data:
Estimated Minimum Cash Distributions to be Received from Valero L.P.	$53,782
Less:
General and administrative expenses (e)	(2,350)
Income tax expense	(53)
Cash reserves (f)	(379)

Estimated Minimum Cash Available for Distribution	$51,000

Expected Minimum Cash Distributions by Valero GP Holdings, LLC:
Expected distribution per unit	$1.20

Distributions paid to public unitholders (based on 16,500,000 units)	$19,800
Distributions paid to Valero Energy (based on 26,000,000 units)	31,200

Total distributions paid to our unitholders	$51,000

(a)	Valero L.P. does not report EBITDA as a measure of the operating performance of its assets. However, Valero L.P. recognizes that EBITDA is a widely accepted financial measure used by investors to compare partnership performance, even though it is not defined in GAAP, and has therefore reconciled estimated minimum income from continuing operations to EBITDA.

(b)	Estimated Minimum Cash Available for Distribution is a financial measure used by investors to compare partnership performance, even though it is not defined in GAAP and has therefore been reconciled to estimated income from continuing operations.

(c)	Based on units outstanding as of March 31, 2006 and Valero L.P.’s current distribution of $0.885 per quarter.

(d)	Valero Logistics Operations and Kaneb Terminals Limited, both wholly owned subsidiaries of Valero L.P., are parties to various credit agreements that require Valero L.P. to maintain certain financial ratios. Specifically, prior to June 30, 2006, Valero L.P. may not allow its ratio of consolidated indebtedness (as defined in the credit agreements) to consolidated EBITDA (as defined in the credit agreements) to exceed 5.0 for the four fiscal quarters most recently ended. Subsequent to June 30, 2006, that ratio may not exceed 4.75. However, in periods subsequent to an acquisition of at least $100 million, the credit agreements permit the maximum ratios indicated above to increase by 0.5. In June 2006, Valero L.P. amended its credit agreements to eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio. Therefore, Valero L.P.’s EBITDA-to-interest ratio is not shown for the twelve months ending June 30, 2007.

(e)	Represents general and administrative expenses of $2.4 million that we expect to incur as a public company, including $0.5 million related to the Administration Agreement.

(f)	Valero GP Holdings’ limited liability company agreement permits the board of directors to establish cash reserves that are necessary or appropriate to satisfy general and administrative and other expenses and debt service requirements, to comply with any debt instrument or other agreements or to provide for other requirements. The amount reflected on this table is that amount which is assumed to be reserved such that the cash available for distribution equals the quarterly distribution of $0.30 per unit, or $1.20 per unit on an annualized basis.

Assumptions and Considerations Related to the Estimated Minimum EBITDA of Valero L.P.
      We believe that our ownership interests in Valero L.P. will generate sufficient cash flow to enable us to pay our initial quarterly distribution of $0.30 per unit on all of our units for the four quarters ending June 30, 2007. Our ability to make these distributions assumes that Valero L.P. will pay its recently declared quarterly distribution of $0.885 per common unit for each of the four quarters ending June 30, 2007, which means that the total amount of cash distributions we receive from Valero L.P. during that period would be $53.8 million.

      The primary determinant in Valero L.P.’s ability to pay a distribution of $0.885 per common unit for each of the four quarters ending June 30, 2007, is its ability to generate EBITDA of at least $314.1 million during that period, which in turn is dependent upon its ability to generate income from continuing operations of at least $138.8 million. Valero L.P.’s ability to generate at least this amount of income from continuing operations is based on a number of assumptions which are set forth below.
      While we believe that these assumptions are generally consistent with the actual performance of Valero L.P. and are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If these assumptions are not realized, the actual available cash that Valero L.P. generates, and thus the cash we would receive from our ownership interests in Valero L.P., could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make our initial quarterly distribution on our units for the forecasted period. In that event, the market price of our units may decline materially. Consequently, the statement that we believe that we will have sufficient cash available to pay the initial distribution on our units for each quarter through June 30, 2007, should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus.

•	Estimated Minimum Income from Continuing Operations of Valero L.P. We believe that Valero L.P. must achieve a minimum of $138.8 million in income from continuing operations, which is based on a minimum of $250.9 million in operating income from its business segments (before general and administrative expenses). This minimum estimate of $138.8 million in income from continuing operations is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of operating results needed by Valero L.P. to derive its estimated minimum EBITDA of $314.1 million. The estimate of minimum income from continuing operations should not be viewed as Valero L.P.’s projection of its earnings. Valero L.P.’s management believes that the actual income from continuing operations of Valero L.P. during the twelve months ending June 30, 2007 will exceed $138.8 million. This belief is in part based upon the fact that the estimate of minimum income from continuing operations does not include the operating income impact of any strategic capital projects that may be put into service during the twelve months ending June 30, 2007. The minimum operating income by business segment (before general and administrative expenses and provision for loss contingencies) is provided in the table below for the twelve months ending June 30, 2007 and those amounts are compared to pro forma amounts for the year ended December 31, 2005 and the twelve months ended March 31, 2006 (in thousands).

	Pro Forma		Estimated
			Minimum
		Twelve Months	for the
	Year Ended	Ended	Twelve Months
	December 31,	March 31,	Ending June 30,
	2005	2006	2007

Valero L.P.’s Operating Income by Business Segment (Before General and Administrative Expenses and Provision for Loss Contingencies):
Crude oil pipelines	$30,439	$31,326	$33,451
Refined products pipelines	80,350	82,402	87,792
Refined products terminals	96,593	99,431	99,570
Crude oil storage tanks	30,493	29,368	30,072

	237,875	242,527	250,885
Plus:
Equity income from joint ventures	5,116	4,745	6,059
Less:
General and administrative expenses	(65,528)	(60,138)	(41,550)

	Pro Forma		Estimated
			Minimum
		Twelve Months	for the
	Year Ended	Ended	Twelve Months
	December 31,	March 31,	Ending June 30,
	2005	2006	2007

Provision for loss contingencies	(42,000)	(42,000)	—
Interest and other expenses, net	(61,121)	(62,605)	(66,300)
Income tax (expense) benefit	8,742	7,751	(10,308)

Valero L.P.’s Income from Continuing Operations	$83,084	$90,280	$138,786

The minimum operating income by business segment is determined based on estimates of revenues to be generated by each of Valero L.P.’s business segments and estimates of the related operating expenses. The assumptions for estimated revenues and operating expenses are outlined below.

Assumptions for Estimated Revenues by Business Segment

Approximately 64% of Valero L.P.’s operating income results from throughput arrangements with its customers. Under throughput arrangements, a customer agrees to pay a certain throughput fee or tariff for volumes moving through Valero L.P.’s terminals, pipelines or storage facilities. The majority of the remaining 36% of Valero L.P.’s operating income results from storage fee arrangements in which a customer agrees to pay a certain amount for the right to store their products in Valero L.P.’s storage tanks for a specified period of time. The average term of these agreements is approximately one year. Valero L.P. also generates operating income from the sale of bunker fuel to marine vessels, but such operating income is not significant.

—	Crude oil pipelines. Revenue generated in the crude oil pipelines segment is generated entirely from throughput fees. The average throughput fee per barrel is estimated to be $0.41 for the twelve months ending June 30, 2007, as compared to $0.39 for the year ended December 31, 2005 and the twelve months ended March 31, 2006. The estimated increase is primarily the result of a fee increase that is effective July 1, 2006. This throughput fee increase is based on the estimated change in the producer price index, which is allowed under Valero L.P.’s throughput agreements. Estimated revenues for this segment were then determined by applying this average throughput fee to an estimated minimum number of barrels of crude oil to be transported per day during the twelve months ending June 30, 2007. Valero L.P. management believes that Valero L.P. will transport at least this volume of crude oil per day because such volume is less than pro forma amounts transported during the twelve months ended March 31, 2006, and management does not anticipate any significant change in volumes transported, except for reductions relating to temporary shutdowns at certain Valero Energy refineries during the remaining part of 2006 for upgrades, catalyst changes and maintenance activities. The following table provides Valero L.P.’s assumptions for the average throughput fee per barrel and estimated minimum throughput volumes for the twelve months ending June 30, 2007 compared to pro forma throughput volumes for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively.

Pro Forma

Estimated Minimum for
Year Ended		Twelve Months		the Twelve Months
December 31, 2005		Ended March 31, 2006		Ending June 30, 2007

Throughput	Average	Throughput	Average	Throughput	Average
(Barrels	Throughput	(Barrels	Throughput	(Barrels	Throughput
per Day)	Fees/Barrel	per Day)	Fees/Barrel	per Day)	Fees/Barrel

358,965	$0.39	370,453	$0.39	369,069	$0.41

—	Refined product pipelines. Revenue generated in the refined product pipelines segment is generated entirely from throughput fees. The average throughput fee per barrel is estimated to be $0.87 for the twelve months ending June 30, 2007, as compared to $0.83 and $0.84 for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The estimated increase is primarily the result of a fee increase that is effective July 1, 2006. This throughput fee increase is based on the estimated change in the producer price index, which is allowed under Valero L.P.’s throughput agreements. Estimated revenues for this segment were then determined by applying this average throughput fee to an estimated minimum number of barrels of refined products to be transported per day during the twelve months ending June 30, 2007. Valero L.P. management believes that Valero L.P. will transport at least this volume of refined products per day because the completion of pipeline construction in South Texas is expected to increase throughput by 40,000 barrels per day, as compared to the pro forma throughput for the twelve months ended March 31, 2006. The following table provides Valero L.P.’s assumptions for the average throughput fee per barrel and estimated minimum throughput volumes for the twelve months ending June 30, 2007 compared to pro forma throughput volumes for the year ended December 31, 2005 and the twelve months ended March 31, 2006.

Pro Forma

Estimated Minimum for
Year Ended		Twelve Months		the Twelve Months
December 31, 2005		Ended March 31, 2006		Ending June 30, 2007

Throughput	Average	Throughput	Average	Throughput	Average
(Barrels	Throughput	(Barrels	Throughput	(Barrels	Throughput
per Day)	Fee/Barrel	per Day)	Fees/Barrel	per Day)	Fee/Barrel

670,761	$0.83	680,228	$0.84	698,046	$0.87

—	Refined product terminals. Revenue generated in the refined product terminals segment is generated from storage and throughput fees. Storage fee revenue is estimated to be $233.7 million for the twelve months ending June 30, 2007 as compared to $224.5 million and $230.1 million on a pro forma basis for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. For throughput fee revenue, the average fee per barrel is estimated to be $0.50 for the twelve months ending June 30, 2007, as compared to $0.49 for the year ended December 31, 2005 and the twelve months ended March 31, 2006. The estimated increase is primarily the result of a full twelve-month effect from fee increases that were effective January 1, 2006. These terminalling fee increases are based primarily on the estimated change in the consumer price index and producer price index which are allowed under Valero L.P.’s terminals usage agreements. Estimated throughput revenues for this segment were then determined by applying this average terminalling fee to an estimated minimum number of barrels per day of refined products to be throughput during the twelve months ending June 30, 2007. Valero L.P. management believes that Valero L.P. will throughput at least this volume of refined products per day because such volume is less than the pro forma amounts throughput during the year ended December 31, 2005 and the twelve months ended March 31, 2006, and management does not anticipate any significant change in volumes throughput, except for reductions related to temporary shutdowns at certain Valero Energy refineries which is discussed above. The following table provides Valero L.P.’s assumptions for the average terminalling fee per barrel and estimated minimum throughput volumes for the twelve months ending June 30, 2007 compared to pro forma throughput volumes for the year ended December 31, 2005 and the twelve months ended March 31, 2006. The table also compares estimated storage fee revenues for the twelve months ending June 30, 2007 to pro forma amounts for the year ended December 31, 2005 and the twelve months ended March 31, 2006 (dollars in thousands, except per barrel amounts).

Pro Forma

Estimated Minimum for
Year Ended			Twelve Months Ended			the Twelve Months Ending
December 31, 2005			March 31, 2006			June 30, 2007

Throughput	Average	Storage	Throughput	Average	Storage	Throughput	Average	Storage
(Barrels	Throughput	Fee	(Barrels	Throughput	Fee	(Barrels	Throughput	Fee
per Day)	Fee/Barrel	Revenues	per Day)	Fee/Barrel	Revenues	per Day)	Fee/Barrel	Revenues

245,084	$0.49	$224,514	244,775	$0.49	$230,051	242,678	$0.50	$233,666

—	Crude oil storage tanks. Revenue generated in the crude oil storage tanks segment is generated entirely from throughput fees. For throughput fee revenue, the average fee per barrel is estimated to be $0.260 for the twelve months ending June 30, 2007, as compared to $0.249 and $0.250 for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The estimated increase is primarily the result of a full twelve- month effect from fee increases that were effective

January 1, 2006 and April 1, 2006. The estimated increase also results from fee increases that will be effective January 1, 2007 and April 1, 2007. These throughput fee increases are based on the estimated change in the consumer price index which is allowed under Valero L.P.’s throughput agreements for crude oil storage tanks. Estimated revenues for this segment were then determined by applying this average throughput fee to an estimated minimum number of barrels of crude oil to be received at various Valero Energy refineries during the twelve months ending June 30, 2007. Valero L.P. management believes that Valero L.P. will throughput at least this volume of crude oil per day because such volume is less than the pro forma amounts throughput during the twelve months ended March 31, 2006, and management does not anticipate any significant change in volumes throughput, except for reductions related to temporary shutdowns at certain Valero Energy refineries which is discussed above. The following table provides Valero L.P.’s assumptions for the average throughput fee per barrel and estimated minimum throughput volumes for the twelve months ending June 30, 2007 compared to the pro forma throughput volumes for the year ended December 31, 2005 and the twelve months ended March 31, 2006.

Pro Forma

Estimated Minimum for
Year Ended		Twelve Months Ended		the Twelve Months Ending
December 31, 2005		March 31, 2006		June 30, 2007

Throughput	Average	Throughput	Average	Throughput	Average
(Barrels	Throughput	(Barrels	Throughput	(Barrels	Throughput
per Day)	Fee/Barrel	per Day)	Fee/Barrel	per Day)	Fee/Barrel

517,409	$0.249	519,241	$0.250	518,818	$0.260

Assumptions for Estimated Operating Costs (Except for General and Administrative Expenses and Provision for Loss Contingencies)

Valero L.P.’s most significant operating costs are employee salary and wage costs, power costs and maintenance expenses. The following are Valero L.P.’s assumptions regarding these estimated operating costs:

—	Employee salary and wage costs are estimated to be approximately $102.5 million for the twelve months ending June 30, 2007, as compared to approximately $88.1 million and $94.4 million on a pro forma basis for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. Valero L.P.’s estimate for the twelve months ending June 30, 2007 assumes no significant changes in the average number of employees as compared to the average number of employees during the year ended December 31, 2005 and the twelve months ended March 31, 2006, and that salaries and wages will increase approximately 4.25%, which is consistent with the actual increase reflected in the pro forma amounts for the year ended December 31, 2005 and the twelve months ended March 31, 2006.

—	Power costs are estimated to be approximately $51.7 million for the twelve months ending June 30, 2007 as compared to approximately $41.5 million and $42.9 million on a pro forma basis for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. Valero L.P. primarily uses electric power at its pipeline pump stations and terminals and such electric power is furnished by various utility companies that primarily use natural gas to generate the electricity. Accordingly, Valero L.P.’s power costs typically fluctuate with natural gas prices, which can vary widely. Electric power usage during the twelve months ending June 30, 2007 is expected to be consistent with the usage during the year ended December 31, 2005 and the twelve months ended March 31, 2006. Valero L.P. assumed that natural gas prices will average $8.75 per MMBTU during the twelve months ending June 30, 2007.

—	Maintenance expenses are estimated to be approximately $38.0 million for the twelve months ending June 30, 2007, as compared to approximately $36.4 million and $39.1 million on a pro forma basis for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. Valero L.P. assumed that maintenance requirements during the twelve months ending June 30, 2007 will increase in scope and frequency compared to those encountered during the year ended December 31, 2005 and the twelve months ended March 31, 2006. Valero L.P. also assumed that primary maintenance costs incurred, such as contract labor and materials, will increase 3% in the twelve months ending June 30, 2007. This increase is consistent with actual increases Valero L.P. experienced for these costs during the year ended December 31, 2005 and the twelve months ended March 31, 2006.

•	General and Administrative Expenses. General and administrative expenses are estimated to be approximately $41.6 million for the twelve months ending June 30, 2007 compared to $65.5 million and $60.1 million included in the pro forma amounts for the year ended December 31, 2005 and the twelve months ended March 31, 2006, respectively. The decrease is primarily the result of $23.0 million of non-recurring merger related expenses incurred by Kaneb, which were included in general and administrative expenses. In addition, Valero L.P. expects to benefit from cost reductions resulting from its acquisition of Kaneb on July 1, 2005. The estimate of $41.6 million for the twelve months ending June 30, 2007 includes estimated cost reductions of approximately $5 million. Valero L.P. believes that these cost reductions will be realized as a result of the elimination of duplicate corporate office expenses and duplicate professional services. Valero L.P. has also considered the impact of the new Services Agreement between Valero L.P. and Valero GP, LLC, which will increase Valero L.P.’s general and administrative expenses by approximately $0.6 million in the twelve months ending June 30, 2007.

•	Provision for Loss Contingencies. In the second quarter of 2005, Kaneb recorded a provision for loss contingencies for various litigation, claims and commitments. No amount has been included in the estimated minimum income from continuing operations for the twelve months ending June 30, 2007 because Valero L.P. does not expect to fund any recorded amounts in the twelve months ending June 30, 2007.

•	Interest Expense, Net. Valero L.P. estimated that interest expense will increase due to higher interest rates and higher debt balances. Valero L.P. assumed that the LIBOR rate would average 5.04% for the twelve months ending June 30, 2007. This interest rate assumption is consistent with the one year yield curve for 30 day LIBOR rates at the time the minimum income from operations calculation was performed. Debt balances are estimated to increase by approximately $92.3 million during the twelve months ending June 30, 2007, to fund Valero L.P.’s strategic capital expenditures program.

•	Income Tax Expense. Valero L.P. estimated income tax expense based on current statutory tax rates and estimated taxable income for each of its tax paying subsidiaries. The majority of Valero L.P.’s tax paying subsidiaries are international subsidiaries. Estimated income tax expense resulted in a 6.9% effective income tax rate for the twelve months ending June 30, 2007. Valero L.P.’s pro forma income from continuing operations for the year ended December 31, 2005 and the twelve months ended March 31, 2006 reflects a benefit of approximately $8.7 million and $7.8 million, respectively, for income taxes as a result of Kaneb recording a pre-tax loss in the first half of 2005. The pre-tax loss resulted primarily from merger-related costs and the provision for loss contingencies.

•	Distributions from Joint Ventures and Equity Income from Joint Ventures. Valero L.P. currently owns equity interests in a refined products pipeline and multiple refined products terminals. Based on the earnings expectations for these joint ventures, Valero L.P. assumed it will receive cash distributions of approximately $6 million for the twelve months ending June 30, 2007.

•	Strategic Capital. Strategic capital expenditures are made to expand the operating capacity of Valero L.P.’s current operations. Valero L.P. estimated strategic capital expenditures of approximately $92.3 million for the twelve months ending June 30, 2007. Valero L.P. assumed that it will fund these expenditures with borrowings under its existing revolving credit agreement.

•	Reliability Capital. Reliability capital expenditures are made on an ongoing basis to maintain current operations. These expenditures do not increase operating capacity or operating income. Valero L.P. estimated reliability capital expenditures of approximately $54.1 million for the twelve months ending June 30, 2007. The projects expected to be completed during the twelve months ending June 30, 2007 are consistent with Valero L.P.’s ongoing program of asset improvements to maintain the reliability and integrity of its assets. Valero L.P. assumed that it will fund these expenditures with cash generated from operating activities.

Our Sources of Distributable Cash
      Our only cash-generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the following:

•	the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

•	100% of the incentive distribution rights issued by Valero L.P., described in more detail below; and

•	10,225,491 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.

Incentive Distribution Rights — Hypothetical Allocations of Distributions to Us and Valero L.P.’s Other Unitholders
      Our assets include 100% of the incentive distribution rights in Valero L.P. The incentive distribution rights represent our right to receive an increasing percentage of Valero L.P.’s quarterly distributions after certain target distribution levels have been achieved. The table set forth below illustrates the percentage allocations of distributions among the owners of Valero L.P., including us, at the target distribution levels contained in Valero L.P.’s partnership agreement. This information assumes that we continue to own a 2% general partner interest in Valero L.P. and 100% of the incentive distribution rights of Valero L.P.
      The percentage interests shown for us and the other Valero L.P. unitholders for the minimum quarterly distribution amounts are also applicable to distribution amounts that are less than the minimum quarterly distribution. Valero L.P.’s current distribution rate is $0.885 per unit. The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from Valero L.P. as total distributions from Valero L.P. increase and are not intended to represent a prediction of future performance.

		Distributions	Distributions
	Distributions	on our	on our
	to	General	Incentive
	Unitholders,	Partner	Distribution
Valero L.P. Quarterly Distribution Per Unit	Including Us	Interest	Rights

Up to $0.60	98%	2%	0%
With respect to amounts above $0.60 up to $0.66	90%	2%	8%
With respect to amounts above $0.66	75%	2%	23%
      The table set forth below illustrates the percentage allocations among us and the other Valero L.P. unitholders as a result of certain assumed quarterly distribution payments per unit made by Valero L.P., including the target distribution levels contained in Valero L.P.’s partnership agreement. This information is based upon:

•	Valero L.P.’s 46,809,749 common units outstanding as of May 8, 2006; and

•	our ownership of (i) the 2% general partner interest, (ii) the incentive distribution rights and (iii) 10,225,491 of Valero L.P.’s common units.

      The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from Valero L.P. as total distributions from Valero L.P. increase and are not intended to represent a prediction of future performance (dollars in thousands, except per unit data).

		Distributions to		Distributions to Us from Interests in Valero L.P.
		Owners of Valero
Valero L.P.’s		L.P. Other Than Us
Quarterly	Total			General	Incentive	Limited
Distribution	Annual	Distribution	% of	Partner	Distribution	Partner	Distribution	% of
per Unit	Distributions	Amount	Total	Interest	Rights	Units	Amount	Total

$0.600	$114,636	$87,802	77%	$2,293	$—	$24,541	$26,834	23%
0.660	127,119	96,583	76%	2,542	999	26,995	30,536	24%
0.885	183,290	129,508	71%	3,666	13,918	36,198	53,782	29%
0.925	193,276	135,361	70%	3,866	16,215	37,834	57,915	30%
0.970	204,511	141,947	69%	4,090	18,799	39,675	62,564	31%
Valero L.P. made incentive cash distributions to Riverwalk Logistics, L.P. of $2.6 million, $4.4 million, $10.3 million and $3.5 million during the years ended December 31, 2003, 2004 and 2005, and the three months ended March 31, 2006, respectively. For a further description of Valero L.P.’s cash distribution policy, please read “— Our Initial Distribution Rate.”

HOW WE MAKE CASH DISTRIBUTIONS
      Set forth below is a summary of the significant provisions of our limited liability company agreement that relate to cash distributions.
General
      Our limited liability company agreement requires that, within 50 days after the end of each quarter beginning with the quarter ending June 30, 2006, we distribute all of our available cash to the holders of record of our units on the applicable record date.
Definition of Available Cash
      Available cash is defined in our limited liability company agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter less the amount of cash reserves necessary or appropriate, as determined in good faith by our board of directors, to:

•	satisfy general, administrative and other expenses and debt service requirements;

•	permit Riverwalk Logistics, L.P. to make capital contributions to Valero L.P. to maintain its 2% general partner interest upon the issuance of additional partnership securities by Valero L.P.;

•	comply with applicable law or any debt instrument or other agreement;

•	provide funds for distributions to unitholders with respect to any one or more of the next four quarters; and

•	otherwise provide for the proper conduct of our business.
Adjustments to Capital Accounts
      We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders in the same manner as we allocate gain or loss upon liquidation.
Distributions of Cash upon Liquidation
      If we dissolve in accordance with the limited liability company agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the limited liability company agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

SELECTED HISTORICAL AND PRO FORMA
FINANCIAL DATA — VALERO GP HOLDINGS, LLC
      The following table sets forth, for the periods and at the dates indicated, selected historical and pro forma financial data for Valero GP Holdings (in thousands, except per unit amounts). The historical financial statements of Valero GP Holdings combine the financial statements of Valero GP Holdings and Valero GP, LLC and consolidate the financial statements of Riverwalk Logistics, L.P. and Riverwalk Holdings, LLC. Prior to March 18, 2003, the financial statements of Valero GP Holdings also consolidated the financial statements of Valero L.P. On March 18, 2003, Valero GP Holdings began accounting for its investment in Valero L.P. under the equity method, which is discussed in note 2 to the audited financial statements of Valero GP Holdings included elsewhere in this prospectus. The selected historical financial data as of December 31, 2004 and 2005 and March 31, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 should be read in conjunction with the financial statements of Valero GP Holdings, Valero L.P. and Kaneb included elsewhere in this prospectus. The selected pro forma financial data as of March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006 should be read in conjunction with the unaudited pro forma financial statements of Valero GP Holdings included elsewhere in this prospectus.
      The selected pro forma statement of income data for the year ended December 31, 2005 and the three months ended March 31, 2006 reflects the pro forma effect of two separate transactions. First, Valero GP Holdings’ equity in income of Valero L.P. for the year ended December 31, 2005 is adjusted to reflect the effect of the acquisition of Kaneb by Valero L.P., including the effect of the sale of certain assets acquired from Kaneb, as if those transactions occurred on January 1, 2005. Second, the effect of this offering is reflected as if it had occurred on January 1, 2005, including (a) the elimination of interest expense on Valero GP Holdings’ notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries and (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings will incur under a new Administration Agreement with Valero GP, LLC for certain administrative services to be provided by Valero GP, LLC. The selected pro forma balance sheet data reflects the effect of the capital contribution discussed above as well as a capital contribution by Valero Energy subsidiaries to fund certain employee benefit plan liabilities of Valero GP Holdings as if those transactions occurred on March 31, 2006.

	Historical							Pro Forma

						Three Months Ended
	Year Ended December 31,					March 31,		Year Ended		Three Months
								December 31,		Ended
	2001	2002	2003	2004	2005	2005	2006	2005		March 31, 2006

	(unaudited)					(unaudited)		(unaudited)
Statement of Income Data:
Operating revenues	$98,827	$118,458	$24,868	$—	$—	$—	$—	$—		$—
Equity in earnings of Valero L.P.	—	—	27,418	35,314	37,646	8,660	11,175	25,951		11,175

Total revenues	98,827	118,458	52,286	35,314	37,646	8,660	11,175	25,951		11,175

Costs and expenses:
Operating expenses	33,583	37,838	9,484	—	—	—	—	—		—
General and administrative expenses	5,349	7,023	1,562	91	28	—	8	500	(e)	125	(e)
Depreciation and amortization expense	13,390	13,708	2,975	—	—	—	—	—		—

Total costs and expenses	52,322	58,569	14,021	91	28	—	8	500		125

Operating income	46,505	59,889	38,265	35,223	37,618	8,660	11,167	25,451		11,050
Equity in earnings of Skelly-Belvieu Pipeline Company	3,179	3,188	633	—	—	—	—	—		—
Other income, net	—	—	72	375	456	369	1	456		1
Interest income — affiliated	—	2	—	26	111	12	33	—		—

	Historical							Pro Forma

						Three Months Ended
	Year Ended December 31,					March 31,		Year Ended	Three Months
								December 31,	Ended
	2001	2002	2003	2004	2005	2005	2006	2005	March 31, 2006

	(unaudited)					(unaudited)		(unaudited)
Interest expense:
Affiliated	—	(16,806)	(18,691)	(17,110)	(17,778)	(4,414)	(4,743)	—	—
Nonaffiliated, net	(3,811)	(4,880)	(1,592)	—	—	—	—	—	—
Minority interest (a)	(9,393)	(14,109)	(2,400)	—	—	—	—	—	—

Income before income tax expense	36,480	27,284	16,287	18,514	20,407	4,627	6,458	25,907	11,051
Income tax expense	—	396	33	67	114	67	83	99	85

Net income	$36,480	$26,888	$16,254	$18,447	$20,293	$4,560	$6,375	$25,808	$10,966

Pro forma earnings per unit								$0.61	$0.26

Balance Sheet Data (at period end):
Total assets	$729,188	$760,256	$392,937	$388,991	$410,314		$407,995		$416,919
Total debt (b)	285,519	386,816	283,797	270,597	265,961		265,354		—
Members’ equity (c)	309,278	244,771	105,960	113,975	141,780		141,043		407,954
Other Financial Data:
Net cash provided by operating activities	$77,132	$60,369	$23,033	$22,183	$16,731	$3,131	$6,432
Net cash provided by (used in) investing activities	(17,926)	(80,607)	(17,060)	1,521	(19,606)	2,520	1,286
Net cash provided by (used in) financing activities	(51,414)	45,975	296,679	(23,632)	2,876	(5,650)	(7,719)
Distributions received from Valero L.P. (d)	15,872	39,130	36,013	37,964	44,745	9,703	12,661
      The following information is provided to highlight significant trends and other information regarding the historical operating results, financial position and other financial data of Valero GP Holdings. Each section below represents a footnote to the table above.
Footnotes to Selected Financial Data:

(a)	Minority interest represents the proportionate interest of public unitholders in the net income of Valero L.P. during the period that Valero GP Holdings consolidated Valero L.P.

(b)	Total debt as of December 31, 2001 and 2002 includes $26.9 million and $110.4 million, respectively, of Valero L.P.’s outstanding debt, prior to the ceasing of consolidation of Valero L.P. on March 18, 2003. The remainder of the debt at the end of 2001 and 2002 and all of the debt as of December 31, 2003, 2004 and 2005 and March 31, 2006 represents notes payable by Valero GP Holdings to subsidiaries of Valero Energy. The pro forma total debt as of March 31, 2006 is zero as the result of a planned capital contribution to Valero GP Holdings by Valero Energy subsidiaries of such notes.

(c)	Members’ equity in the historical balance sheet decreased from December 31, 2002 to December 31, 2003 as a result of the distribution to Valero GP Holdings’ members of the proceeds received from the redemption by Valero L.P. of 3,809,750 common units held by Valero GP Holdings. Members’ equity in the pro forma balance sheet as of March 31, 2006 is significantly higher than the members’ equity in the historical balance sheet as of the same date due to the assumed planned capital contribution of notes from Valero Energy subsidiaries discussed in footnote (b) above.

(d)	Distributions received from Valero L.P. for the years ended December 31, 2001, 2002 and 2003 include distributions received by Valero GP Holdings prior to the ceasing of consolidation of Valero L.P. on March 18, 2003, which were eliminated in the combined statements of cash flows, and therefore these amounts are not derived from the historical statements of cash flows.

(e)	Reflects contractual amounts incurred pursuant to the Administration Agreement. Please read “Certain Relationships and Related Transactions — Related Party Transactions.”

SELECTED HISTORICAL AND
PRO FORMA FINANCIAL DATA — VALERO L.P.
      The following table sets forth, for the periods and at the dates indicated, selected historical and pro forma financial data for Valero L.P. (dollars in thousands, except per unit data). The selected historical financial data as of December 31, 2004 and 2005 and March 31, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 should be read in conjunction with the financial statements of Valero L.P. included elsewhere in this prospectus. The selected pro forma financial data for the year ended December 31, 2005 should be read in conjunction with the unaudited pro forma financial statements of Valero L.P. included elsewhere in this prospectus.
      The pro forma statement of income data for the year ended December 31, 2005 assumes:

•	the acquisition of Kaneb by Valero L.P. occurred on January 1, 2005;

•	the sale of certain assets acquired as part of the acquisition of Kaneb for $455 million occurred on January 1, 2005 and that the proceeds from such sale were used to repay debt;

•	the sale of Martin Oil LLC, a wholly owned subsidiary of Kaneb that was acquired as part of the acquisition of Kaneb, to Valero Energy for $26.8 million occurred on January 1, 2005 and that the proceeds were used to repay debt; and

•	the sale of Valero L.P.’s subsidiaries in Australia and New Zealand, which were acquired in connection with the acquisition of Kaneb and which Valero L.P. sold on March 30, 2006 for $65 million plus working capital adjustments, occurred on January 1, 2005 and that the proceeds were used to repay debt.
      Summary pro forma financial data as of and for the three months ended March 31, 2006 is not presented because the transactions discussed above are reflected in Valero L.P.’s historical financial statements as of and for the three months ended March 31, 2006.

	Historical							Pro Forma

						Three Months Ended
	Year Ended December 31,					March 31,		Year Ended
								December 31,
	2001	2002	2003	2004	2005(e)	2005	2006	2005

								(unaudited)
						(unaudited)
Statement of Income Data:
Revenues	$98,827	$118,458	$181,450	$220,792	$659,557	$56,635	$274,004	$1,005,662

Costs and expenses:
Cost of product sales (a)	—	—	—	—	229,806	—	114,218	401,357
Operating expenses	33,583	37,838	64,609	78,298	184,609	19,685	71,070	272,250
General and administrative expenses	5,349	6,950	7,537	11,321	26,553	3,503	8,560	65,528
Depreciation and amortization expense	13,390	16,440	26,267	33,149	64,895	8,732	24,189	94,180
Provision for loss contingencies (b)	—	—	—	—	—	—	—	42,000

Total costs and expenses	52,322	61,228	98,413	122,768	505,863	31,920	218,037	875,315

Operating income	46,505	57,230	83,037	98,024	153,694	24,715	55,967	130,347
Equity earnings in joint ventures	3,179	3,188	2,416	1,344	2,319	378	1,206	5,116
Interest and other expense, net	(3,811)	(4,880)	(15,860)	(20,950)	(43,625)	(5,829)	(15,465)	(61,121)

Income from continuing operations before income tax (expense) benefit	45,873	55,538	69,593	78,418	112,388	19,264	41,708	74,342
Income tax (expense) benefit (c)	—	(395)	—	—	(4,713)	—	(2,119)	8,742

Income from continuing operations	45,873	55,143	69,593	78,418	107,675	19,264	39,589	$83,084

Income (loss) from discontinued operations (d)	—	—	—	—	3,398	—	(138)

Net income	$45,873	$55,143	$69,593	$78,418	$111,073	$19,264	$39,451

Net income per unit applicable to limited partners:
Continuing operations	$1.82	$2.72	$3.02	$3.15	$2.76	$0.77	$0.75	$1.48

	Historical							Pro Forma

						Three Months Ended
	Year Ended December 31,					March 31,		Year Ended
								December 31,
	2001	2002	2003	2004	2005(e)	2005	2006	2005

								(unaudited)
						(unaudited)
Discontinued operations (d)	—	—	—	—	0.10	—	—

Net income	$1.82	$2.72	$3.02	$3.15	$2.86	$0.77	$0.75

Cash distributions per unit applicable to limited partners	$1.70	$2.75	$2.95	$3.20	$3.365	$0.800	$0.885

Balance Sheet Data (at period end):
Total assets	$387,070	$415,508	$827,557	$857,507	$3,366,992		$3,323,180
Long-term debt, less current portion	25,660	108,911	353,257	384,171	1,169,659		1,187,662
Partners’ equity	342,166	293,895	438,163	438,311	1,900,779		1,898,480
Operating Data (barrels/day):
Crude oil pipeline throughput	303,811	348,023	355,008	381,358	358,965	381,086	427,675
Refined product pipeline throughput	308,047	295,456	392,145	442,596	556,654	443,993	700,969
Refined product terminal throughput	176,771	175,559	225,426	256,576	245,084	253,531	252,275
Crude oil storage tank throughput	—	—	366,986	473,714	517,409	505,643	513,073
Other Financial Data:
Net cash provided by operating activities	$77,132	$77,656	$106,108	$108,503	$186,430	$15,300	$57,052
Net cash provided by (used in) investing activities	(17,926)	(80,607)	(442,350)	(58,511)	(89,000)	(6,239)	39,935
Net cash provided by (used in) financing activities	(51,414)	28,688	318,454	(49,590)	(77,178)	(16,410)	(25,703)

(a)	Cost of product sales relates to the sale of bunker fuel. Valero L.P. purchases bunker fuel for resale and records cost of product sales for barrels of fuel sold.

(b)	For the quarter ended June 30, 2005, Kaneb recorded a provision for loss contingencies associated with certain legal matters. Please read “Kaneb Services LLC — Notes to Consolidated Financial Statements — Note 10. Commitments and Contingencies” included elsewhere in this prospectus.

(c)	Valero L.P. is not a taxable entity for federal and state income tax purposes. For 2002, income tax expense relates to the acquisition by Valero L.P. of the Wichita Falls Business from Valero Energy. The historical and pro forma income tax amounts for the year ended December 31, 2005 and the historical income tax amounts for the three months ended March 31, 2006, relate to taxable, wholly owned corporate subsidiaries of Valero L.P. that were acquired as part of the acquisition of Kaneb. The corporate subsidiaries are primarily international subsidiaries.

(d)	On September 30, 2005, Valero L.P. sold certain assets it acquired as part of the acquisition of Kaneb for $455 million, and on March 30, 2006 Valero L.P. sold its subsidiaries in Australia and New Zealand, which were also acquired as part of the acquisition of Kaneb, for $65 million plus working capital adjustments. The results of operations of these assets and subsidiaries are included in income (loss) from discontinued operations.

(e)	The historical statement of income data for the year ended December 31, 2005 includes the results of operations of Kaneb from the date of acquisition, July 1, 2005, through December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our and Valero L.P.’s business.
Valero GP Holdings, LLC
Overview
     Financial Statement Presentation
      We reflect our ownership interest in Valero L.P. using the equity method of accounting, which means that our financial results reflect a portion of Valero L.P.’s net income, based on our ownership interest in Valero L.P., and our own administrative costs. We have no separate operating activities apart from those conducted by Valero L.P. and therefore generate no revenues from operations. Our cash flows currently consist of distributions from Valero L.P. on the partnership interests, including incentive distribution rights, that we own. Prior to March 18, 2003, we reflected our ownership interests in Valero L.P. on a consolidated basis, which means that our financial results were combined with Valero L.P.’s financial results through that date, with the portion of the results of operations related to the minority limited partner interests reflected as an expense. Accordingly, the discussion of our financial position and results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the operating activities and results of operations of Valero L.P. through March 18, 2003. Subsequent to that date, our financial position and results of operations reflect our ownership interests in Valero L.P. and our portion of Valero L.P.’s net income, respectively.
     General
      We were formed in June 2000 as UDS Logistics, LLC. We changed our name to Valero GP Holdings, LLC in January 2006. In anticipation of our initial public offering, we transferred our ownership of 614,572 common units and 9,599,322 subordinated units, which on May 8, 2006 automatically converted to common units, of Valero L.P. to Riverwalk Holdings, LLC, our wholly owned subsidiary.
      We own Riverwalk Logistics, L.P., which is the general partner of Valero L.P., a publicly traded Delaware limited partnership (NYSE symbol: VLI). Valero L.P. conducts substantially all of its business through its operating partnerships and wholly owned subsidiaries, Valero Logistics Operations and Kaneb Pipe Line Operating Partnership, L.P. Through its subsidiaries, Valero L.P. is engaged in the crude oil and refined product transportation, terminalling and storage business.
      Our only cash generating assets are our indirect ownership interests in Valero L.P. Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

•	the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

•	100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

•	10,225,491 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.
      We are currently 100% owned by subsidiaries of Valero Energy. After this offering, Valero Energy will indirectly own approximately 61% of our outstanding units. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions. Valero Energy believes that such divestiture will provide a greater opportunity to both Valero Energy and Valero L.P. to pursue their own strategic initiatives.
      Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. For instance, we may facilitate Valero L.P.’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.
      Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.’s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.
      Valero L.P. has an established historical record of paying quarterly cash distributions to its partners. Since its initial public offering in 2001, Valero L.P. has increased its quarterly distribution by approximately 47.5%, from $0.60 per unit, or $2.40 per unit on an annualized basis, to a current level of $0.885 per unit, or $3.54 per unit on an annualized basis. For the first quarter of 2006, we received a cash distribution from Valero L.P. of approximately $13.4 million (representing $53.8 million on an annualized basis), consisting of $0.9 million on our 2% general partner interest, $3.5 million on the incentive distribution rights and $9.0 million on the units of Valero L.P. that we own. Based on this current distribution level, we expect that our initial quarterly cash distribution will be $0.30 per unit, or $1.20 per unit on an annualized basis.
     Cash Distributions
      We intend to pay our unitholders quarterly cash distributions equal to our available cash. Available cash is defined in our limited liability company agreement and will initially be equal to the cash distributions we receive from Valero L.P., less reserves established by our board of directors for debt we may incur, if any, general and administrative expenses, future distributions and other miscellaneous uses of cash. Please read “Our Cash Distribution Policy and Restrictions on Distributions— General.” Based upon Valero L.P.’s recently declared quarterly distribution and the anticipated level of cash reserves that our board of directors believes is prudent for us to maintain, we expect that our initial quarterly distribution will be $0.30 per unit, or $1.20 per unit on an annualized basis.
      The table set forth below shows the historical cash distributions declared and paid for the periods shown with respect to our ownership interests in Valero L.P. and incentive distribution rights (dollars and units in thousands, except per unit amounts). From 2001 through March 31, 2006, the aggregate annual cash distributions declared and paid by Valero L.P. with respect to all of its partnership interests increased as set forth in the table below. Over the same period, the aggregate annual cash distributions declared and paid by Valero L.P. with respect to our ownership interests increased as set forth in the table below. The changes in historical cash distributions on our ownership interests reflected in the table set forth below generally resulted from the following:

•	the increases in Valero L.P.’s per unit quarterly distribution from $0.60 declared and paid for the third quarter of 2001 to $0.885 declared and paid for the first quarter of 2006;

•	the decrease in Valero L.P.’s distributions to Valero Energy resulting from the redemption by Valero L.P. on March 18, 2003 of 3,809,750 common units indirectly owned by Valero Energy; and

•	the increases in Valero L.P.’s distributions with respect to the 2% general partner interest resulting from the issuance of a total of 31,420,855 common units by Valero L.P. during such period to finance acquisitions and capital improvements.

	Cash Distributions Made by Valero L.P.(a)

						Three
						Months
	April 16, 2001 to	Year Ended December 31,				Ended
	December 31,					March 31,
	2001	2002	2003	2004	2005	2006

Cash distributions per unit	$1.70	$2.75	$2.95	$3.20	$3.365	$0.885
Average number of Valero L.P. limited partner units outstanding (b)	19,217	19,261	22,423	23,041	40,868	46,810
Total cash distributions made by Valero L.P. to all partners (c)	$33,359	$55,175	$70,203	$79,776	$151,795	$45,823
Cash distributions we received from Valero L.P.
Distributions on general partner interest	$667	$1,103	$1,405	$1,596	$3,036	$916
Distributions on incentive distribution rights (d)	—	1,103	2,620	4,448	10,259	3,480
Distributions on our limited partnership interests	23,889	38,729	30,320	32,802	34,407	9,050

Total cash distributions received by us	$24,556	$40,935	$34,345	$38,846	$47,702	$13,446

Distributions to us as a percentage of total cash distributions (e)	73.6%	74.2%	48.9%	48.7%	31.4%	29.3%

(a)	Distributions declared for a quarter are paid by Valero L.P. within 45 days following the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter. Distributions for the fourth quarter are declared and paid in the year following such quarter.

(b)	Average number of Valero L.P. limited partner units outstanding on the distribution record dates for the periods presented.

(c)	For the second quarter of 2005, Valero L.P.’s financial statements reflected a total cash distribution of approximately $21.6 million, which was based on the partnership interests outstanding as of June 30, 2005. On July 1, 2005, Valero L.P. issued approximately 23.8 million of its common units in exchange for all outstanding units of Kaneb Pipe Line Partners, L.P. in connection with its acquisition of Kaneb. Pursuant to the terms of the merger agreement and because actual payments are made within 45 days after the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter, the actual cash payment made with respect to the second quarter was approximately $44.0 million, which includes the distributions paid to former Kaneb unitholders with respect to the second quarter of 2005.

(d)	Effective March 11, 2004, Valero L.P.’s partnership agreement was amended to reduce the incentive distribution rights to 23% for total distributions in excess of $0.66 per unit. This amendment had no effect on the amount of distributions paid relative to the incentive distribution rights for 2004 and 2005, and the three months ended March 31, 2006. Valero GP Holdings does not currently anticipate a further lowering of the incentive distribution rights.

(e)	The 2002 percentage increase is based on the $34.6 million of cash distributions that would have been paid to us for 2001 had Valero L.P. issued common units to the public on January 1, 2001. The 2003 percentage decrease results from the redemption by Valero L.P. in March 2003 of 3,809,750 common units held by Valero GP Holdings.
Results of Operations
      As discussed above in “— Overview,” our results of operations after March 18, 2003 consist primarily of our portion of Valero L.P.’s net income, which is based on our ownership interests in Valero L.P. Prior to March 18, 2003, our results of operations and components thereof were primarily those of Valero L.P. because we consolidated the financial statements of Valero L.P. with ours. Please read “— Valero L.P. — Results of Operations.”
      Historically, Valero L.P. has from time to time issued common units to the public, which have diluted our ownership percentage in Valero L.P. Such issuances have resulted in increases in our proportionate share of Valero L.P.’s capital because the issuance price per unit exceeded our carrying amount per unit at the time of issuance. SEC Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51),

provides guidance on accounting for the effect of issuances of a subsidiary’s stock on the parent’s investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent’s investment (SAB 51 credits or charges, respectively) either in income or directly in equity. As of June 30, 2005, prior to Valero L.P.’s acquisition of Kaneb, we had approximately $7 million in accumulated pre-tax SAB 51 credits related to our investment in Valero L.P. On July 1, 2005, the issuance of common units by Valero L.P. in connection with its acquisition of Kaneb generated an additional pre-tax SAB 51 credit of approximately $151 million for us. We have not recognized any SAB 51 credits in our financial statements through December 31, 2005, and we are not permitted to do so until the Valero L.P. subordinated units that we own convert to common units, which occurred on May 8, 2006. We expect to adopt our accounting policy and recognize all of our cumulative SAB 51 credits in our financial statements for the second quarter of 2006.
Liquidity and Capital Resources
      Our primary cash requirements are for distributions to partners, capital contributions to maintain Riverwalk Logistics, L.P.’s 2% general partner interest in Valero L.P., debt service requirements, if any, and general and administrative expenses. We expect to fund distributions to partners, debt service requirements, if any, and general and administrative expenses primarily with the quarterly cash distributions we receive from Valero L.P.
     New Credit Facility
      We anticipate entering into a bank credit facility with a borrowing capacity of up to $20 million to enable us to manage our cash flow obligations. For example, we expect to fund capital contributions through borrowings under our anticipated credit facility and we may initially meet other liquidity and capital resource requirements through borrowings under our anticipated credit facility.
      Because we depend on cash distributions from Valero L.P. to meet our liquidity and capital resource requirements, information regarding Valero L.P.’s liquidity and capital resource requirements have been provided below to assist you in understanding how Valero L.P.’s cash flows are derived. Please read “— Valero L.P. — Liquidity and Capital Resources.”
     Administration Agreement
      Effective with the closing of this offering, we will enter into an Administration Agreement with Valero GP, LLC. The Administration Agreement will provide, among other things, that:

•	Valero GP, LLC will provide all employees for us; and

•	Valero GP, LLC will provide us with all executive management, accounting, legal, cash management, corporate finance and other administrative services.
      The annual charges to be paid under the Administration Agreement will be $500,000. This amount will be increased annually to reflect Valero GP, LLC’s annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC’s actual payroll cost, are subject to the approval of Valero GP, LLC’s conflicts committee. We will also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing us services pursuant to the Administration Agreement.
      The initial term of the Administration Agreement will commence with the closing of this offering and terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months’ written notice. We may cancel or reduce the services provided under this agreement on 60 days written notice. The Administration Agreement will terminate upon the change of control of either us or Valero GP, LLC. For a more detailed description of this agreement, please read “Certain Relationships and Related Transactions — Related Party Transactions.”

Employee Benefits
      Prior to the effective date of this offering, the employees of our wholly owned subsidiary, Valero GP, LLC, participate in the employee benefit plans of Valero Energy. These plans include Valero Energy’s Pension Plan, Excess Pension Plan, Supplemental Executive Retirement Plan (SERP), Flex Benefits Plans which provides certain welfare benefits, and a Retiree Benefits Plan which provides post-retirement medical benefits to eligible employees. In addition, Valero GP, LLC maintains various long-term incentive plans (LTIP) which provide Valero L.P. unit options, restricted units and performance units to certain of its officers, directors and employees.
      Upon the closing of this offering:

•	All benefit obligations for benefits payable under the Pension Plan, Excess Pension Plan and SERP associated with employees’ service through the effective date of this offering will be the responsibility of Valero Energy. All benefit obligations related to service after the effective date of this offering will be covered under new and separate benefit plans maintained by Valero GP, LLC. We expect these new plans to provide employee retirement benefits comparable to the benefits previously provided to these employees under the Valero Energy plans.

•	Medical and other welfare benefits will continue to be provided to Valero GP, LLC employees under the Flex Benefits Plan through December 31, 2006, at which time a new welfare benefit plan will be established by Valero GP, LLC. Valero GP, LLC will reimburse Valero Energy for the medical and other welfare benefits provided to Valero GP, LLC employees from the effective date of this offering through December 31, 2006. We expect the new Valero GP, LLC plan to provide employee welfare benefits comparable to the benefits previously provided to these employees under the Valero Energy plan.

•	Benefit obligations related to the LTIP and certain long-term disability (LTD) benefits under the Flex Benefits Plan will be retained by Valero GP, LLC. Valero Energy will contribute cash to us on the effective date of this offering that will be sufficient to fund the fair value of these liabilities at that date. We expect the LTD plan to continue to provide similar benefits to Valero GP, LLC employees after the effective date of this offering.

•	Benefit obligations related to the post-retirement medical benefits will be retained by Valero GP, LLC for those employees that are not “retirement eligible” (employees over 55 years old with 5 years of service and eligible to receive benefits under the Pension Plan). The benefit obligation for retirement eligible employees under the Retiree Benefits Plan will be the responsibility of Valero Energy. Valero Energy will contribute cash and a receivable from Valero L.P. to us on the effective date of this offering that will be sufficient to fund the estimated post-retirement benefit obligation retained by Valero GP, LLC at that date. We expect the post-retirement medical benefits plan to be adopted by Valero GP, LLC will provide comparable benefits to its employees after the effective date of this offering.

Other Contingencies
      As previously discussed, our only cash-generating assets are our indirect ownership interests in Valero L.P. Valero L.P. is subject to certain loss contingencies, the outcome of which could have an effect on Valero L.P.’s cash flow. Specifically, Valero L.P. may be required to make substantial payments to the U.S. Department of Justice for certain remediation costs. Please read “Business of Valero L.P. — Legal Proceedings and Other Contingencies — Grace Energy Corporation Matter.”
Critical Accounting Policies
      We evaluate our investment in Valero L.P. for impairment if and when there is evidence that we may not be able to recover the carrying amount of our investment or Valero L.P. is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of our investment that is other than a temporary decline is recognized currently in earnings based on the difference between the estimated current fair value of the investment and our carrying amount. In order to determine fair value, our management must make certain estimates and assumptions regarding Valero L.P.’s operations, including, among other things, an assessment of market conditions, projected cash flows, interest rates and growth rates that could significantly impact the fair value of our investment. Due to the significant subjectivity of the assumptions used to determine fair value, changes in market conditions and/or changes in assumptions could result in significant impairment charges in the future, thus affecting our earnings. Any such unfavorable changes in market conditions could also significantly affect cash distributions we receive from Valero L.P. and thus cash distributions we pay to our unitholders. We believe that the carrying amount of our investment in Valero L.P., as of March 31, 2006, is recoverable. However, providing sensitivity analysis based on using varying assumptions in performing the impairment evaluation is not practicable due to the significant number of assumptions involved in determining fair value.
Valero L.P.
Recent Developments
      On July 1, 2005, Valero L.P. completed the acquisition of Kaneb for an aggregate consideration of $2.9 billion. As a result, Valero L.P.’s annual reported results for 2005 only reflect the contribution of the assets acquired in the Kaneb acquisition for the second half of the year. Kaneb operated pipeline and terminal assets in the United States, the Netherlands Antilles, Canada, Europe, Australia and New Zealand.
      In conjunction with the Kaneb acquisition, Valero L.P. agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks, and crude oil, three East Coast refined product terminals, and a 550-mile refined product pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses). On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. In a separate transaction that occurred simultaneously with the closing of the Kaneb acquisition, Valero L.P. sold all of its interest in Kaneb’s commodity trading business to Valero Energy for approximately $26.8 million.
      Additionally, on March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand, which own eight terminals with an aggregate storage capacity of 1.1 million barrels, for approximately $65.0 million, plus working capital adjustments. The results of operations for the Held Separate Businesses and Valero L.P.’s subsidiaries located in Australia and New Zealand are reflected in income (loss) from discontinued operations in Valero L.P.’s consolidated statement of income.
      Valero L.P. purchased a 23.77% interest in Capwood pipeline from Valero Energy for approximately $13.0 million, which was paid from borrowings under its existing revolving credit agreement. The Capwood pipeline is a 57-mile crude oil pipeline that extends from Patoka, Illinois to Wood River, Illinois. Plains All American Pipeline L.P., the operator of the Capwood pipeline, owns the remaining 76.23% interest. Valero L.P.’s financial statements include the results of operations of its interest in the Capwood pipeline in the crude oil pipelines segment for the three months ended March 31, 2006.
Overview
      Valero L.P. is a publicly traded Delaware limited partnership formed in 1999 engaged in the crude oil and refined product transportation, terminalling and storage business. Valero L.P. operates terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom.
      As a result of the Kaneb acquisition, Valero L.P.’s business changed significantly. Geographically, Valero L.P. expanded from operating primarily in Texas and bordering states, to operating across the United States and internationally. Additionally, prior to the Kaneb acquisition Valero L.P. relied on Valero Energy almost exclusively for its revenues and cash flows. The Kaneb acquisition greatly increased Valero L.P.’s volume from customers other than Valero Energy and consequently reduced Valero L.P.’s dependence on that one customer. Also in connection with the Kaneb acquisition, Valero L.P. began selling bunker fuel from the facilities in the Netherlands Antilles and Canada that Valero L.P. acquired. Valero L.P. purchases bunker fuel for resale to its customers at those locations. Principally as a result of the Kaneb acquisition, Valero L.P.’s revenues more than doubled to $659.6 million for the year ended December 31, 2005 compared to $220.8 million for the year ended December 31, 2004. Increased revenues resulted in higher net income of $111.1 million for 2005, compared to $78.4 million for 2004. Despite this significant growth, Valero L.P.’s debt-to-capitalization ratio decreased 8.7%

from 46.8% as of December 31, 2004 to 38.1% as of December 31, 2005. As of March 31, 2006, Valero L.P.’s debt-to-capitalization ratio was 38.5%.
      Valero L.P. conducts its operations through its wholly owned subsidiaries, primarily Valero Logistics Operations and Kaneb Pipe Line Operating Partnership, L.P. (KPOP). Valero L.P.’s operations are divided into four reportable business segments: refined product terminals, refined product pipelines, crude oil pipelines and crude oil storage tanks.
      Refined Product Terminals. Valero L.P. owns 57 terminals in the United States that provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. Valero L.P. also owns significant international terminal operations on the island of St. Eustatius, Netherlands Antilles, Point Tupper, Nova Scotia, in the United Kingdom, the Netherlands and in Nuevo Laredo, Mexico.
      Refined Product Pipelines. Valero L.P. owns common carrier pipelines in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 6,389 miles, consisting of the Central West System which is connected to Valero Energy refineries and the East Pipeline and the North Pipeline which Valero L.P. acquired from Kaneb. In addition, Valero L.P. owns a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska.
      Crude Oil Pipelines. Valero L.P. owns 854 miles of crude oil pipelines which transport crude oil and other feedstocks, such as gas oil, from various points in Texas, Oklahoma, Kansas and Colorado to Valero Energy’s McKee, Three Rivers and Ardmore refineries as well as associated crude oil storage facilities in Texas and Oklahoma that are located along the crude oil pipelines.
      Crude Oil Storage Tanks. Valero L.P. owns 60 crude oil and intermediate feedstock storage tanks and related assets that store and deliver crude oil to Valero Energy’s refineries in Benicia, Corpus Christi and Texas City.
      Valero L.P. provides transportation, storage services and ancillary services to its customers, including Valero Energy, which indirectly owns Valero L.P.’s general partner. Factors that affect the results of Valero L.P.’s operations include:

•	company-specific factors, such as asset integrity issues and maintenance requirements that impact the throughput rates of its assets;

•	seasonal factors that affect the demand for refined products and fertilizers transported by and/or stored in its assets;

•	industry factors, such as changes in the prices of petroleum products that affect demand and operations of its customers; and

•	other factors such as refinery utilization rates and maintenance turnaround schedules that impact the operations of refineries served by its assets.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2006
Valero L.P. Financial Highlights
(Thousands of Dollars, Except Unit and Per Unit Data)
(unaudited)

	Three Months Ended March 31,

	2005	2006

Statement of Income Data:
Revenues:
Services revenues	$56,635	$147,929
Product sales	—	126,075

Total revenues	56,635	274,004

Costs and expenses:
Cost of product sales	—	114,218
Operating expenses	19,685	71,070
General and administrative expenses	3,503	8,560
Depreciation and amortization	8,732	24,189

Total costs and expenses	31,920	218,037

Operating income	24,715	55,967
Equity income from joint ventures	378	1,206
Interest and other expenses, net	(5,829)	(15,465)

Income from continuing operations before income tax expense	19,264	41,708
Income tax expense	—	2,119

Income from continuing operations	19,264	39,589
Loss from discontinued operations	—	(138)

Net income	19,264	39,451
Less general partner’s interest and incentive distributions	(1,476)	(4,199)

Limited partners’ interest in net income	$17,788	$35,252

Weighted-average units outstanding	23,041,394	46,809,749

Net income per unit applicable to limited partners:
Continuing operations	$0.77	$0.75
Discontinued operations	—	—

Net income	$0.77	$0.75

	December 31,	March 31,
	2005	2006

Balance Sheet Data:
Long-term debt, including current portion	$1,170,705	$1,188,228
Partners’ equity	1,900,779	1,898,480
Debt-to-capitalization ratio (a)	38.1%	38.5%

(a)	Valero L.P.’s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners’ equity.

Valero L.P. Segment Operating Highlights
(Thousands of Dollars, Except Barrels/ Day Information)
(unaudited)

	Three Months Ended
	March 31,

	2005	2006

Refined Product Terminals:
Throughput (barrels/day)	253,531	252,275
Throughput revenues	$9,937	$10,540
Storage lease revenues	—	59,533
Product sales (bunkering)	—	126,075

Total revenues	9,937	196,148
Cost of product sales	—	114,218
Operating expenses	4,497	43,979
Depreciation and amortization	1,859	10,906

Segment operating income	$3,581	$27,045

Refined Product Pipelines:
Throughput (barrels/day)	443,993	700,969
Revenues	$22,182	$52,046
Operating expenses	9,303	19,802
Depreciation and amortization	3,857	10,139

Segment operating income	$9,022	$22,105

Crude Oil Pipelines:
Throughput (barrels/day)	381,086	427,675
Revenues	$13,185	$14,049
Operating expenses	3,823	3,697
Depreciation and amortization	1,146	1,249

Segment operating income	$8,216	$9,103

Crude Oil Storage Tanks:
Throughput (barrels/day)	505,643	513,073
Revenues	$11,331	$11,761
Operating expenses	2,062	3,592
Depreciation and amortization	1,870	1,895

Segment operating income	$7,399	$6,274

Consolidated Information:
Revenues	$56,635	$274,004
Cost of product sales	—	114,218
Operating expenses	19,685	71,070
Depreciation and amortization	8,732	24,189

Segment operating income	28,218	64,527
General and administrative expenses	3,503	8,560

Consolidated operating income	$24,715	$55,967

Highlights
      Net income for the three months ended March 31, 2006 increased $20.2 million compared to the three months ended March 31, 2005 due to higher consolidated segmental operating income, partially offset by increased general and administrative expense, increased interest expense and increased income tax expense. All of these increases predominantly resulted from the Kaneb acquisition.
      Consolidated segmental operating income for the three months ended March 31, 2006 increased $36.3 million compared to the three months ended March 31, 2005, primarily due to a $23.5 million increase in operating income for the refined product terminals segment and a $13.1 million increase in operating income for the refined product pipelines segment. These increases relate primarily to the effect of the Kaneb acquisition. Except for storage lease revenues and bunker fuel sales, operating income for Valero L.P.’s segments depends upon the level of throughputs moving through its assets. In addition to the Kaneb acquisition, which impacted only the refined product terminals and refined product pipelines segments, all of Valero L.P.’s segments are affected by scheduled maintenance turnarounds or other operational issues at refineries that Valero L.P. serves.

Refined Product Terminals
      Revenues increased by $186.2 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to the Kaneb acquisition, which contributed $126.1 million of bunkering revenues and $59.5 million of storage lease revenues.
      Cost of product sales totaled $114.2 million for the three months ended March 31, 2006. Cost of product sales reflects the cost of bunker fuel sold to marine vessels at Valero L.P.’s facilities at St. Eustatius, Netherlands Antilles and Point Tupper, Nova Scotia, which Valero L.P. acquired as part of the Kaneb acquisition.
      Operating expenses increased $39.5 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to the inclusion of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses further increased compared to the three months ended March 31, 2005, due to increased regulatory and maintenance expense mainly related to the assets acquired with the Kaneb acquisition and increased internal overhead expense resulting from increased headcount.
      Depreciation and amortization expense increased $9.0 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to an increase in Valero L.P.’s property and equipment related to the Kaneb acquisition.

Refined Product Pipelines
      Revenues increased by $29.9 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to the Kaneb acquisition, which increased throughputs by 218,394 barrels per day, resulting in additional revenues of $27.2 million. Revenues also increased due to the expansion of a refined product pipeline in South Texas, which commenced operations on the Edinburg to Harlingen segment in October 2005, and the Harlingen to Brownsville segment in March 2006. In addition, revenues increased due to increased volumes in the Dos Laredos pipeline system.
      Operating expenses increased by $10.5 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to the inclusion of operating expenses of $11.2 million related to the assets acquired in the Kaneb acquisition. Partially offsetting the increase in operating expenses was a decrease in power costs due to Valero L.P.’s power optimization program and decreased environmental expenses.
      Depreciation and amortization expense increased by $6.3 million for the three months ended March 31, 2006 compared to the three months ended March 31, 2005, primarily due to increases in Valero L.P.’s property and equipment related to the Kaneb acquisition.

Crude Oil Pipelines
      Revenues increased by $0.9 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily from Valero L.P.’s purchase of the Capwood pipeline, which increased throughputs by 45,859 barrels per day, resulting in additional revenues of $0.5 million. Revenues also increased on the Ringgold to Wasson crude oil pipeline, despite lower overall throughputs to the Ardmore refinery, as throughputs increased in this higher tariff rate pipeline.

Crude Oil Storage Tanks
      Revenues increased by $0.4 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to increased throughput in Valero L.P.’s Corpus Christi crude oil storage tanks.
      Operating expenses increased by $1.5 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, due to higher maintenance expense on the Corpus Christi and Texas City crude oil storage tanks.

General
      General and administrative expenses increased by $5.1 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, primarily due to increased headcount as a result of the Kaneb acquisition.
      Interest expense increased by $9.9 million for the three months ended March 31, 2006, compared to the three months ended March 31, 2005, due to higher average debt balances resulting from debt assumed in the Kaneb acquisition and debt incurred to fund the Kaneb acquisition combined with higher interest rates in 2006.
      Income tax expense was $2.1 million for the three months ended March 31, 2006, all of which related to certain operations acquired in the Kaneb acquisition that are conducted through separate taxable wholly owned corporate subsidiaries.

     Year Ended December 31, 2004 Compared to Year Ended December 31, 2005
Valero L.P. Financial Highlights
(dollars in thousands, except unit and per unit data)

	Year Ended December 31,

	2004	2005

Statement of Income Data:
Revenues:
Services	$220,792	$407,194
Product	—	252,363

Total revenues	220,792	659,557
Costs and expenses:
Cost of sales	—	229,806
Operating expenses	78,298	184,609
General and administrative expenses	11,321	26,553
Depreciation and amortization	33,149	64,895

Total costs and expenses	122,768	505,863

Operating income	98,024	153,694
Equity income from joint ventures	1,344	2,319
Interest and other expense, net	(20,950)	(43,625)

Income from continuing operations before income tax expense	78,418	112,388
Income tax expense	—	4,713

Income from continuing operations	78,418	107,675
Income from discontinued operations	—	3,398

Net income	78,418	111,073
Less general partners’ interest and incentive distributions	(5,927)	(10,758)

Limited partners’ interest in net income	$72,491	$100,315

Weighted-average units outstanding	23,041,394	35,023,250

Net income per unit applicable to limited partners:
Continuing operations	$3.15	$2.76
Discontinued operations	—	0.10

Net income	$3.15	$2.86

	December 31,

	2004	2005

Balance Sheet Data:
Long-term debt, including current portion	$385,161	$1,170,705
Partners’ equity	438,311	1,900,779
Debt-to-capitalization ratio (a)	46.8%	38.1%

(a)	Valero L.P.’s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners’ equity.

Valero L.P. Segment Operating Highlights
(dollars in thousands)

	Year Ended December 31,

	2004	2005

Refined Product Terminals:
Throughput (barrels/day) (a)	256,576	245,084
Throughput revenues	$39,984	$43,617
Storage lease revenues	—	115,352
Bunkering revenues	—	252,363
Cost of sales	—	229,806
Operating expenses	18,365	94,607
Depreciation and amortization	6,471	25,008

Segment operating income	$15,148	$61,911

Refined Product Pipelines:
Throughput (barrels/day) (a)	442,596	556,654
Revenues	$86,418	$149,853
Operating expenses	37,332	64,671
Depreciation and amortization	14,715	27,778

Segment operating income	$34,371	$57,404

Crude Oil Pipelines:
Throughput (barrels/day)	381,358	358,965
Revenues	$52,462	$51,429
Operating expenses	15,468	16,378
Depreciation and amortization	4,499	4,612

Segment operating income	$32,495	$30,439

Crude Oil Storage Tanks:
Throughput (barrels/day)	473,714	517,409
Revenues	$41,928	$46,943
Operating expenses	7,133	8,953
Depreciation and amortization	7,464	7,497

Segment operating income	$27,331	$30,493

Consolidated Information:
Revenues	$220,792	$659,557
Cost of sales	—	229,806
Operating expenses	78,298	184,609
Depreciation and amortization	33,149	64,895

Segment operating income	109,345	180,247
General and administrative expenses	11,321	26,553

Consolidated operating income	$98,024	$153,694

(a)	Throughput related to newly acquired assets included in the table above is calculated based on throughput for the period from the date of acquisition through December 31 of the year of acquisition divided by the number of days in the applicable year.

Annual Highlights
      Net income for the year ended December 31, 2005 increased $32.7 million compared to the year ended December 31, 2004 due to higher segmental operating income, partially offset by increased general and administrative expense, increased interest expense and increased income tax expense. All of these increases predominantly resulted from the Kaneb acquisition.
      Segment operating income for the year ended December 31, 2005 increased $70.9 million compared to the year ended December 31, 2004, primarily due to a $46.8 million increase in operating income for the refined product terminals segment and a $23.0 million increase in operating income for the refined product pipelines segment. These increases relate primarily to the effect of the Kaneb acquisition. Except for storage lease revenues and bunker sales, operating income for Valero L.P.’s segments depends upon the level of throughputs moving through its assets. In addition to the Kaneb acquisition, which impacted only the refined product terminals and refined product pipelines segments, all of Valero L.P.’s segments were affected by lower throughputs in 2005 resulting from scheduled maintenance turnarounds or other operational issues at Valero Energy’s McKee, Three Rivers and Ardmore refineries.

Refined Product Terminals
      Revenues increased by $371.3 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the following:

•	the Kaneb acquisition, which contributed $115.4 million of storage lease revenues and $252.4 million of bunkering revenues; and

•	higher throughputs at Valero L.P.’s asphalt terminals, which charge a higher terminalling fee than Valero L.P.’s other refined product terminals, resulting in increased revenues of $3.1 million.
      Partially offsetting the increases above were lower throughputs resulting from the McKee refinery turnaround, coupled with downtime of a unit at the McKee refinery.
      Cost of sales was $229.8 million for the year ended December 31, 2005. Cost of sales reflects the cost of bunker fuel sold to marine vessels at Valero L.P.’s facilities at St. Eustatius, Netherlands Antilles and Point Tupper, Nova Scotia, which Valero L.P. acquired as part of the Kaneb acquisition.
      Operating expenses increased $76.2 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the inclusion in 2005 of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses further increased compared to 2004 due to increased regulatory and maintenance expense and increased internal overhead expense resulting from increased headcount.
      Depreciation and amortization expense increased by $18.5 million primarily due to an increase in Valero L.P.’s property and equipment related to the Kaneb acquisition.

Refined Product Pipelines
      Revenues increased by $63.4 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to increased throughputs due to the following:

•	the Kaneb acquisition, which increased throughputs by 115,096 barrels per day, resulting in additional revenues of $57.4 million;

•	the Dos Laredos pipeline system, which only operated for part of 2004, contributed $3.4 million of additional revenue since it operated for a full year in 2005 and due to a change in the contract terms with Petroleos Mexicanos (PEMEX), allowing for an increase in volumes from 5,000 barrels per day to 10,000 barrels per day;

•	the supply dynamics in the Denver market resulted in increased throughputs transported on the McKee to Denver refined product pipeline, a high tariff rate pipeline, resulting in higher revenues of $3.3 million, despite the McKee turnaround; and

•	the expansion of the Corpus Christi to Harlingen to Edinburg refined product pipeline, which commenced operations in October 2005, increased revenue by $0.9 million.
      Partially offsetting the increases above were lower throughputs in the refined product pipelines that support Valero Energy’s Ardmore and Three Rivers refineries, which experienced maintenance turnarounds during 2005.
      Operating expenses increased by $27.3 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the inclusion in 2005 of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses also increased due to higher regulatory and maintenance expenses related to repairs on the McKee to Denver and Houston pipelines.
      Depreciation and amortization expense increased $13.1 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, due to increases in Valero L.P.’s property and equipment related to the following:

•	the Kaneb acquisition, which contributed depreciation and amortization expense of $12.1 million;

•	the expansion of the Corpus Christi to Harlingen to Edinburg refined product pipeline, which commenced operations in October 2005, resulting in additional depreciation expense of $0.5 million; and

•	the Dos Laredos pipeline system, which only operated for part of 2004, resulted in higher depreciation expense of $0.2 million for the full year of 2005.

Crude Oil Pipelines
      Revenues decreased $1.0 million for the year ended December 31, 2005, compared to the year ended December 31, 2004. Decreased revenues resulted primarily from lower throughputs, due to the scheduled turnarounds at the Three Rivers and McKee refineries, coupled with separate downtime of a unit at the McKee refinery. Revenues increased on the Ringgold to Wasson crude oil pipeline, despite lower overall throughputs to the Ardmore refinery, due to increased throughput in this higher tariff rate pipeline.
      Operating expenses increased by $0.9 million for the year ended December 31, 2005, compared to the year ended December 31, 2004 primarily due to higher maintenance expense on the Wasson to Ardmore and the Wichita Falls crude oil pipelines, partially offset by decreased power costs after the removal of pump stations on the Wichita Falls pipeline as part of the power optimization program.

Crude Oil Storage Tanks
      Revenues increased $5.0 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, primarily due to a lack of significant operating downtime at the Texas City refinery or the Benicia refinery during 2005, resulting in increased throughput in Valero L.P.’s crude oil storage tanks.
      Operating expenses increased by $1.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to higher regulatory and maintenance expense on the Corpus Christi and Texas City crude oil storage tanks.

General
      General and administrative expenses increased by $15.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, partially due to increased headcount as a result of the Kaneb acquisition. Additionally, on July 1, 2005, Valero L.P. amended the services agreement with Valero Energy to reflect the increased level of service resulting from the addition of Kaneb, which increased Valero L.P.’s annual fee to Valero Energy.

      Interest expense increased by $20.4 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to higher average debt balances resulting from debt assumed as part of the Kaneb acquisition and debt incurred to fund the Kaneb acquisition combined with higher interest rates in 2005. Additionally, in the fourth quarter of 2005, a portion of the Three Rivers to Pettus to Corpus Christi, Texas refined product pipeline was permanently idled. As a result, Valero L.P. recorded an impairment charge of $2.1 million included in “interest and other expense, net.”
      Income tax expense was $4.7 million for the year ended December 31, 2005, all of which related to certain operations acquired in the Kaneb acquisition that are conducted through separate taxable wholly owned corporate subsidiaries.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004
Valero L.P. Financial Highlights
(dollars in thousands, except unit and per unit data)

	Year Ended December 31,

	2003	2004

Statement of Income Data:
Revenues	$181,450	$220,792

Costs and expenses:
Operating expenses	64,609	78,298
General and administrative expenses	7,537	11,321
Depreciation and amortization	26,267	33,149

Total costs and expenses	98,413	122,768

Operating income	83,037	98,024
Equity income from joint ventures	2,416	1,344
Interest and other expense, net	(15,860)	(20,950)

Net income	69,593	78,418
Less general partner’s interest and incentive distributions	(3,959)	(5,927)

Limited partners’ interest in net income	$65,634	$72,491

Weighted-average units outstanding	21,706,164	23,041,394

Net income per unit applicable to limited partners	$3.02	$3.15

	December 31,

	2003	2004

Balance Sheet Data:
Long-term debt, including current portion	$354,192	$385,161
Partners’ equity	438,163	438,311
Debt-to-capitalization ratio (a)	44.7%	46.8%

(a)	Valero L.P.’s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners’ equity.

Valero L.P. Segment Operating Highlights
(dollars in thousands)

	Year Ended December 31,

	2003	2004

Refined Product Terminals:
Throughput (barrels/day) (a)	225,426	256,576
Throughput revenues	$31,269	$39,984
Operating expenses	15,447	18,365
Depreciation and amortization	3,508	6,471

Segment operating income	$12,314	$15,148

Refined Product Pipelines:
Throughput (barrels/day) (a)	392,145	442,596
Revenues	$72,276	$86,418
Operating expenses	28,914	37,332
Depreciation and amortization	12,380	14,715

Segment operating income	$30,982	$34,371

Crude Oil Pipelines:
Throughput (barrels/day)	355,008	381,358
Revenues	$50,741	$52,462
Operating expenses	15,196	15,468
Depreciation and amortization	5,379	4,499

Segment operating income	$30,166	$32,495

Crude Oil Storage Tanks:
Throughput (barrels/day) (a)	366,986	473,714
Revenues	$27,164	$41,928
Operating expenses	5,052	7,133
Depreciation and amortization	5,000	7,464

Segment operating income	$17,112	$27,331

Consolidated Information:
Revenues	$181,450	$220,792
Operating expenses	64,609	78,298
Depreciation and amortization	26,267	33,149

Segment operating income	90,574	109,345
General and administrative expenses	7,537	11,321

Consolidated operating income	$83,037	$98,024

(a)	During the years ended December 31, 2003 and 2004, Valero L.P. completed several acquisitions as discussed below. The throughput related to these newly acquired assets included in the table above is calculated based on throughput for the period from the date of acquisition through December 31, divided by the number of days in the applicable year.

Annual Highlights
      Net income for the year ended December 31, 2004 increased $8.8 million or 13% compared to the year ended December 31, 2003. This increase was primarily attributable to the following:

•	The acquisitions of the South Texas Pipelines and Terminals and the crude oil storage tanks in March 2003, the Southlake pipeline in August 2003 and the Paulsboro terminal in September 2003. These assets were included in the results of operations for a full year in 2004 compared to a partial year in 2003;

•	The acquisition of the Royal Trading asphalt terminals in February 2004;

•	The commencement of operations in June 2004 of the Dos Laredos pipeline system, which ships propane to the Nuevo Laredo, Mexico propane terminal;

•	Valero Energy’s addition of a new crude unit at its Texas City refinery in the fourth quarter of 2003, which allowed that refinery to process more throughput, which benefited Valero L.P.’s storage tank business;

•	Increased tariff rates effective April 2004 and the implementation of a Corpus Christi North Beach storage facility lease agreement effective January 2004; and

•	Lower throughput volumes in 2003 due to economic-based production cuts at Valero Energy’s McKee refinery, a major turnaround at Valero Energy’s Ardmore refinery and planned and unplanned crude unit outages at the Texas City refinery.
      Partially offsetting the above increases to net income were the following:

•	Crude unit outages at Valero Energy’s McKee refinery in the second and third quarters of 2004 and a turnaround at Valero Energy’s Benicia refinery in the fourth quarter of 2004;

•	Increased operating expense due to the following (excluding the impact of 2003 and 2004 acquisitions):

•	Higher incentive compensation expense;

•	Higher power costs as a result of higher natural gas prices; and

•	Increased internal overhead costs due to the amendment to the Services Agreement, under which overhead previously allocated to Valero Energy is now borne by Valero L.P.

•	Higher general and administrative expense primarily due to the amendment to the Services Agreement effective April 1, 2004, between Valero L.P. and Valero Energy for services rendered by Valero Energy corporate employees. In addition, general and administrative expenses in 2004 were higher due to increased external public company expenses, incentive compensation and employee headcount;

•	Less equity income from Skelly-Belvieu Pipeline Company due primarily to a 21% decline in throughput barrels in the Skellytown to Mont Belvieu refined product pipeline in addition to higher maintenance expenses associated with pipeline integrity inspection costs; and

•	Higher interest expense, which resulted from several factors, including (a) a full year of interest expense in 2004 related to the $250.0 million of 6.05% senior notes issued in March 2003; (b) borrowings of $43.0 million under the revolving credit facility in the first quarter of 2004 to fund the acquisition of the Royal Trading asphalt terminals and a portion of the construction costs related to the Dos Laredos pipelines and terminal; and (c) less interest income from interest rate swaps as interest rates increased in 2004.
      On a per unit basis, net income per unit applicable to the limited partners’ interest increased 4% or $0.13 per limited partner unit for the year ended December 31, 2004 compared to the year ended December 31, 2003. This per unit increase was attributable to the above reasons; however, the increase in the per unit amount was partially offset by an increase in the number of common units outstanding as a result of the equity offerings completed in 2003.

Refined Product Terminals
      Revenues for the refined product terminals segment increased $8.7 million or 28% for the year ended December 31, 2004 compared to the year ended December 31, 2003, primarily due to a full year of operations of the South Texas Terminals acquired on March 18, 2003 and the Paulsboro refined product terminal acquired on September 3, 2003 and due to the acquisition of the Royal Trading asphalt terminals on February 20, 2004. Revenues for the above-mentioned acquired terminals were $15.5 million for the year ended December 31, 2004 compared to revenues of $6.5 million from the dates of acquisition through December 31, 2003.
      Operating expenses for the refined product terminals segment increased $2.9 million or 19% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due primarily to expenses associated with the 2003 and 2004 acquisitions. Operating expenses for the above-mentioned acquired terminals were $6.1 million for the year ended December 31, 2004 compared to $2.9 million from the dates of acquisition through December 31, 2003.
      Depreciation and amortization expense for the refined product terminals segment increased $3.0 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the acquisitions completed in 2003 and 2004 as well as the June 1, 2004 startup of the Nuevo Laredo terminal, which is connected to the Dos Laredos pipeline system.

Refined Product Pipelines
      Revenues for the refined product pipelines segment increased $14.1 million or 20% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to a 13% increase in throughput resulting primarily from Valero L.P.’s acquisition of the South Texas Pipelines on March 18, 2003 and the Southlake refined product pipeline on August 1, 2003. Revenues for the South Texas Pipelines and Southlake refined product pipeline were $31.6 million for the year ended December 31, 2004 compared to revenue of $22.5 million from the dates of acquisition through December 31, 2003. In addition, the Dos Laredos pipeline system, which began shipping propane to the Nuevo Laredo, Mexico propane terminal on June 1, 2004, contributed revenues of $2.6 million in 2004.
      Operating expenses for the refined product pipelines segment increased $8.4 million or 29% for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily due to expenses associated with a full year of operations of the South Texas Pipelines acquired on March 18, 2003 and the Southlake refined product pipeline acquired on August 1, 2003, in addition to higher power costs and increased employee benefit costs related to higher incentive compensation.
      Depreciation and amortization expense for the refined product pipelines segment increased $2.3 million or 19% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the acquisition of the South Texas Pipelines on March 18, 2003 and the Southlake refined product pipeline effective August 1, 2003 as well as the commencement of operations of the Dos Laredos pipeline system on June 1, 2004.

Crude Oil Pipelines
      Although Valero Energy’s McKee refinery had a crude unit down during a portion of the second and third quarter of 2004, throughput for the crude oil pipelines that supply the McKee refinery were slightly higher for 2004 compared to 2003. Throughputs were reduced in 2003 because Valero Energy initiated economic-based refinery production cuts at its McKee refinery in the first quarter of 2003, which contributed to lower throughputs for the crude oil pipelines that supply the McKee refinery.
      Revenues for the crude oil pipelines increased $1.7 million or 3% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due primarily to increased revenues related to the Ardmore crude oil pipelines. During the second quarter of 2003, Valero Energy’s Ardmore refinery experienced a major refinery turnaround for most of April, resulting in lower throughput and revenues in the Ringgold to Wasson to Ardmore crude oil pipelines for 2003 as compared to 2004.

      Although operating expenses for the crude oil pipelines segment were comparable in the aggregate for the year ended December 31, 2004 and the year ended December 31, 2003, certain components of operating expenses increased while others decreased. Power costs were higher during 2004 due to higher electricity rates as a result of higher natural gas prices and an expansion of the Wichita Falls crude oil pipeline by adding a pump station in the fourth quarter of 2003. In addition, higher employee benefit costs in 2004 were related to higher incentive compensation. These operating expense increases were offset by the transfer of the Corpus Christi North Beach storage facility, including its operating expense, from the crude oil pipeline segment to the crude oil storage tank segment effective January 1, 2004.
      Depreciation and amortization expense for the crude oil pipelines decreased due to the transfer of the Corpus Christi North Beach storage facility from the crude oil pipeline segment to the crude oil storage tank segment effective January 1, 2004.

Crude Oil Storage Tanks
      Revenues for the crude oil storage tanks segment increased $14.8 million or 54% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to a 29% increase in throughput attributable to the following:

•	Valero L.P.’s ownership of the crude oil storage tanks for only 288 days of the year ended December 31, 2003, compared to 366 days in the year ended December 31, 2004; and

•	Valero Energy’s addition of a new crude unit at its Texas City refinery in the fourth quarter of 2003, which allowed that refinery to process more throughput in 2004. In addition, there were several planned and unplanned crude unit outages at the Texas City refinery in 2003 which lowered the amount of throughput processed in 2003.
      Partially offsetting the above increases in 2004 was a plant-wide turnaround at Valero Energy’s Benicia refinery in the fourth quarter of 2004, which lowered throughput in 2004.
      In addition, effective January 1, 2004, Valero L.P. transferred the operations of its Corpus Christi North Beach storage facility to the crude oil storage tanks segment from the crude oil pipelines segment. Prior to the transfer, Valero L.P. had included the use of this storage facility as a part of the crude oil pipeline tariff for the Corpus Christi to Three Rivers crude oil pipeline. Valero L.P. entered into a one-year shell barrel capacity lease agreement with Valero Energy, which is renewable for one-year terms, for the 1.6 million barrels of capacity at the facility and raised the dockage and wharfage fees. Revenues for the year ended December 31, 2004 for the Corpus Christi North Beach storage facility totaled $7.7 million, which included $5.7 million of rental income and $2 million of dockage and wharfage fees.
      Operating expenses and depreciation and amortization expense for the crude oil storage tanks segment increased by $2.1 million and $2.5 million, respectively, due to Valero L.P.’s ownership of the crude oil storage tanks for the full year of 2004 and the transfer of the Corpus Christi North Beach storage facility for the year ended December 31, 2004.

Outlook
      Valero L.P. expects certain refineries that it serves to undergo turnaround activity in the second and third quarters of 2006. Valero L.P. expects this turnaround activity to negatively impact its earnings by approximately $3.6 million. Despite the turnaround activity in the third quarter, Valero L.P. expects overall earnings for the second half of 2006 to increase compared to the first half of the year primarily due to increases in pipeline tariffs, which go into effect on July 1, 2006, and higher throughput volumes from its strategic growth projects.
Liquidity and Capital Resources

General
      Valero L.P.’s primary cash requirements are for distributions to partners, debt service, reliability and expansion capital expenditures, acquisitions and normal operating expenses. Valero L.P. typically generates sufficient cash from its current operations to fund day-to-day operating and general and administrative expenses, reliability capital expenditures and distribution requirements. Valero L.P. also has available borrowing capacity under its existing revolving credit facility and, to the extent necessary, may raise additional funds through equity or debt offerings under its $750 million universal shelf registration statement to fund strategic capital expenditures or other cash requirements not funded from operations. However, there can be no assurance regarding the availability of any additional funds or whether such additional funds can be provided on terms acceptable to Valero L.P.

Cash Flows for the Three Months Ended March 31, 2005 and 2006
      Net cash provided by operating activities for the three months ended March 31, 2006 was $57.1 million compared to $15.3 million for the three months ended March 31, 2005. The increase in cash generated from operating activities is primarily due to higher net income and depreciation expense resulting from the Kaneb acquisition.
      Net cash provided by operating activities for the three months ended March 31, 2006, combined with available cash on hand, was used to fund distributions to unitholders and the general partner in the amount of $44.0 million. The proceeds from long-term debt borrowings totaling $34.0 million were used to fund the purchase of the Capwood pipeline and capital expenditures. The proceeds from the sale of the Australia and New Zealand subsidiaries totaling $68.6 million increased Valero L.P.’s cash balance as of March 31, 2006.
      Net cash provided by operating activities for the three months ended March 31, 2005 was $15.3 million. The net cash provided by operations, combined with available cash on hand, was used primarily to fund distributions to unitholders and the general partner in the amount of $19.9 million. Additionally, Valero L.P. used cash from those sources in combination with long-term debt borrowings totaling $4.0 million to fund $4.3 million of capital expenditures and pre-acquisition costs associated with the Kaneb acquisition totaling $2.0 million.

Cash Flows for the Years Ended December 31, 2004 and 2005
      Net cash provided by Valero L.P.’s operating activities for the year ended December 31, 2005 was $186.4 million compared to $108.5 million for the year ended December 31, 2004. The increase in cash generated from operating activities is primarily due to higher net income and depreciation expense and less working capital.
      The net cash generated by Valero L.P.’s operating activities for the year ended December 31, 2005, combined with available cash on hand, was used to fund distributions to its unitholders and the general partner in the aggregate amount of $127.8 million. Proceeds from long-term debt borrowings totaling $746.5 million, combined with proceeds from the general partner contribution totaling $29.2 million and proceeds received from the sale of Martin Oil LLC to a subsidiary of Valero Energy totaling $26.8 million were used to fund Valero L.P.’s acquisition of KSL, repay certain outstanding indebtedness of KSL and KPP and to fund capital expenditures and investment of other noncurrent assets of $68.1 million and $3.3 million, respectively. Proceeds received from the sale of the Held Separate Businesses on September 30, 2005 were used to repay debt outstanding under Valero L.P.’s $400 Million Revolving Credit Agreement and Valero L.P.’s $525 Million Term Loan Agreement, which was incurred to partially finance the Kaneb acquisition.
      Net cash provided by operating activities for the year ended December 31, 2004 was $108.5 million. The net cash provided by operations, combined with available cash on hand, was used primarily to fund distributions to unitholders and the general partner in the aggregate amount of $78.2 million. Additionally, Valero L.P. used cash from those sources in combination with long-term debt borrowings totaling $43.0 million to fund $57.5 million of capital expenditures, which included construction of the Dos Laredos pipeline project, and the acquisition of asphalt terminals from Royal Trading on February 20, 2004 totaling $28.1 million.

Equity
      Common Unit Offerings. On March 18, 2003, Valero L.P. sold 5,750,000 common units in a public offering for net proceeds of $204.6 million, including a $4.3 million general partner contribution from Riverwalk

Logistics, L.P. to maintain its 2% general partner interest. Valero L.P. used the net proceeds primarily to fund the acquisition of certain crude oil storage tank assets from Valero Energy. On April 16, 2003, Valero L.P. sold 581,000 common units for net proceeds of $20.9 million, including a $0.5 million general partner contribution, upon the exercise of a portion of the underwriters’ over-allotment option. Valero L.P. used the net proceeds to pay down the then outstanding balance due under its revolving credit facility.
      On August 11, 2003, Valero L.P. sold 1,236,250 common units in a public offering, which included 161,250 common units related to an over-allotment option, for net proceeds of $49.3 million, including a $1.0 million general partner contribution. Valero L.P. used the net proceeds primarily to fund the acquisitions of the Southlake refined product pipeline and the Paulsboro refined product terminal.
      Shelf Registration Statement. On October 2, 2003, the United States Securities and Exchange Commission (the SEC) declared effective a shelf registration statement on Form S-3 filed by Valero L.P. and Valero Logistics Operations to register $750.0 million of securities for potential future issuance. Valero L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in the Partnership. Valero Logistics Operations may, in one or more offerings, offer and sell debt securities, which will be fully and unconditionally guaranteed by Valero L.P. The full balance of Valero L.P.’s $750.0 million universal shelf registration statement was available as of December 31, 2005.
      Distributions. Valero L.P.’s partnership agreement, as amended, determines the amount and priority of cash distributions that Valero L.P.’s common unitholders and general partner may receive. The general partner is entitled to incentive distributions, as defined below, if the amount Valero L.P. distributes with respect to any quarter exceeds $0.60 per unit. Effective March 11, 2004, Valero L.P.’s partnership agreement was amended to lower the general partner’s incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.90 per unit. This amendment was effected to reduce Valero L.P.’s cost of equity capital to allow Valero L.P. to better compete for acquisitions. Valero GP Holdings’ limited liability company agreement provides that Valero GP Holdings’ board of directors may consent to the elimination, reduction or modification of the incentive distribution rights without unitholder approval if Valero GP Holdings’ board of directors determines that the elimination, reduction or modification will not adversely affect Valero GP Holdings’ unitholders in any material respect. Valero L.P. does not currently anticipate a further lowering of the incentive distribution rights. Valero L.P.’s general partner will continue to receive a 2% distribution with respect to its general partner interest.
      The following table reflects the allocation of total cash distributions to Valero L.P.’s general and limited partners applicable to the period in which the distributions are earned (in thousands, except per unit data):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

General partner interest	$1,404	$1,595	$2,589	$399	$916
General partner incentive distribution	2,620	4,449	8,711	1,112	3,480

Total general partner distribution	4,024	6,044	11,300	1,511	4,396
Limited partners’ distribution	66,179	73,733	118,178	18,433	41,427

Total cash distributions	$70,203	$79,777	$129,478	$19,944	$45,823

Cash distributions per unit applicable to limited partners	$2.950	$3.200	$3.365	$0.800	$0.885

      On January 27, 2006, Valero L.P. declared a quarterly distribution of $0.855 per unit, which was paid on February 14, 2006 to unitholders of record on February 7, 2006. This distribution, related to the fourth quarter of 2005, totaled $44.0 million, of which $3.9 million represented Valero L.P.’s general partner’s share. The general partner’s distribution included a $3.0 million incentive distribution.
      Subordinated Units. Valero L.P. satisfied all the conditions included in its partnership agreement for the subordination period to end. Accordingly, the subordination period ended on April 1, 2006 and all 9,599,322 subordinated units automatically converted into common units on a one-for-one basis on May 8, 2006, the first business day after the record date for the distribution related to the first quarter of 2006. Riverwalk Holdings, LLC held the 9,599,322 subordinated units at the time of conversion.

Capital Requirements
      The petroleum pipeline and terminalling industry is capital intensive, requiring significant investments to maintain, upgrade or enhance existing operations and to comply with environmental and safety laws and regulations. Valero L.P.’s capital expenditures consist primarily of:

•	reliability capital expenditures, such as those required to maintain equipment reliability and safety and to address environmental and safety regulations; and

•	expansion capital expenditures, such as those to expand and upgrade pipeline capacity and to construct new pipelines, terminals and storage tanks. In addition, expansion capital expenditures may include acquisitions of pipelines, terminals or storage tank assets.
      During the year ended December 31, 2005, Valero L.P. incurred reliability capital expenditures of $23.7 million primarily related to system automation and maintenance upgrade projects at its terminals and pipelines, and expansion capital expenditures of $44.4 million primarily related to the construction of 110 miles of new pipeline in the northeastern Mexico and South Texas regions (Dos Paises Project).
      During the three months ended March 31, 2006, Valero L.P. incurred reliability capital expenditures of $6.2 million primarily related to the upgrade and enhancement of the assets acquired with the Kaneb acquisition. Expansion capital expenditures of $9.4 million during the three months ended March 31, 2006 were primarily related to the Dos Paises Project, which Valero L.P. expects to complete by July 1, 2006.
      For 2006, Valero L.P. expects to incur approximately $136.0 million of capital expenditures, including $47.0 million for reliability capital projects and $89.0 million for expansion capital projects. Valero L.P. continuously evaluates its capital forecast and makes changes as economic conditions warrant. If conditions warrant, Valero L.P.’s actual capital expenditures for 2006 may exceed the forecasted amounts. Valero L.P. believes cash generated from operations combined with other sources of liquidity previously described will be sufficient to fund its capital expenditures in 2006.

Long-Term Contractual Obligations

6.05% Senior Notes
      On March 18, 2003, Valero Logistics Operations completed the sale of $250 million of 6.05% senior notes, issued in a private placement to institutional investors, for net proceeds of $247.3 million. Interest on the 6.05% senior notes is payable semi-annually in arrears on March 15 and September 15 of each year beginning September 15, 2003. Although the 6.05% senior notes were not initially registered under the Securities Act of 1933 or any other securities laws, Valero L.P. exchanged the outstanding $250.0 million 6.05% senior notes that were not registered for $250.0 million of 6.05% senior notes that have been registered under the Securities Act of 1933 in July 2003.

6.875% Senior Notes
      On July 15, 2002, Valero L.P. completed the sale of $100.0 million of 6.875% senior notes for net proceeds of $98.2 million. The net proceeds were used to repay the $91.0 million then outstanding under Valero L.P.’s revolving credit facility. Interest on the 6.875% senior notes is payable semi-annually in arrears on January 15 and July 15 of each year.
      The 6.05% and the 6.875% senior notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of Valero Logistics Operations, including indebtedness under the revolving credit agreement and term loan agreement. Both series of senior notes contain restrictions on Valero Logistics Operations’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit Valero Logistics Operations’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions.
      At the option of Valero Logistics Operations, the 6.05% and the 6.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The Valero Logistics Operations senior notes also include a change-in-control provision, which requires (1) that Valero Energy or an investment grade entity own, directly or indirectly, 51% of Valero L.P.’s general partner interests and (2) that Valero L.P. (or an investment grade entity) own, directly or indirectly, all of the general partner and limited partner interests in Valero Logistics Operations. Otherwise, Valero Logistics Operations must offer to purchase the senior notes at a price equal to 100% of their outstanding principal balance plus accrued interest through the date of purchase.

7.75% and 5.875% Senior Notes
      As a result of the Kaneb acquisition, Valero L.P. assumed the outstanding senior notes issued by KPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million. The difference between the fair value and the face value of the senior notes is being amortized as a reduction of interest expense over the remaining lives of the senior notes using the effective interest method.
      The senior notes were issued in two series, the first of which bears interest at 7.75% annually (due semi-annually on February 15 and August 15) and matures February 15, 2012. The second series bears interest at 5.875% annually (due semi-annually on June 1 and December 1) and matures June 1, 2013.
      The 7.75% and 5.875% senior notes do not contain sinking fund requirements. These notes contain restrictions on Valero L.P.’s ability to incur indebtedness secured by liens, to engage in certain sale-leaseback transactions, to engage in certain transactions with affiliates, as defined, and to utilize proceeds from the disposition of certain assets. At the option of KPOP, the 7.75% and 5.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.
      The senior notes issued by Valero Logistics Operations are fully and unconditionally guaranteed by Valero L.P. In connection with the Kaneb acquisition, effective July 1, 2005, Valero L.P. fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics Operations and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other.

$525 Million Term Loan Agreement
      On July 1, 2005, Valero L.P. borrowed $525.0 million under its new $525 million term loan agreement dated July 1, 2005 (the $525 Million Term Loan Agreement), the majority of which was used to fund the Kaneb acquisition. The $525 Million Term Loan Agreement matures on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.6% as of March 31, 2006. The weighted-average interest rate related to outstanding borrowings under the $525 Million Term Loan Agreement for the year ended December 31, 2005 was 4.5%. With a portion of the proceeds received from the sale of the Held Separate Businesses, Valero L.P. repaid $300.0 million of the outstanding balance. As of March 31, 2006, Valero L.P.’s outstanding balance under the $525 Million Term Loan Agreement was $225.0 million. No additional funds may be borrowed under the $525 Million Term Loan Agreement.

$400 Million Revolving Credit Agreement
      On July 1, 2005, Valero L.P. borrowed $180.0 million under Valero L.P.’s $400 million revolving credit agreement (the $400 Million Revolving Credit Agreement), dated effective December 20, 2004 as amended on June 30, 2005, which expires on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.5% as of March 31, 2006. Utilizing the $180.0 million borrowing, other proceeds and cash on hand, on July 1, 2005, Valero L.P. repaid approximately $191.5 million of the outstanding indebtedness of Kaneb and repaid $38.0 million of indebtedness outstanding on Valero L.P.’s prior $175 million revolving credit facility.

      During the year ended December 31, 2005, Valero L.P. repaid the $209.5 million outstanding under the $400 Million Revolving Credit Agreement, including $160.0 million which was repaid using a portion of the proceeds from the sale of the Held Separate Businesses on September 30, 2005.
      During the three months ended March 31, 2006, Valero L.P. borrowed $34.0 million under the $400 Million Revolving Credit Agreement to fund the purchase of the Capwood pipeline and its capital expenditures. Additionally, Valero L.P. repaid $11.0 million during the three months ended March 31, 2006. The $400 Million Revolving Credit Agreement bears interest based on either an alternative base rate or LIBOR, which was 5.5% as of March 31, 2006. As of March 31, 2006, Valero L.P. had $372.1 million available for borrowing under the $400 Million Revolving Credit Agreement.

$175 Million Revolving Credit Facility
      Valero L.P. terminated its $175 million revolving credit facility on July 1, 2005 by repaying the $38.0 million outstanding amount using proceeds from its new $400 Million Revolving Credit Agreement. At Valero Logistics Operations’ option, borrowings under the revolving credit facility bore interest based on either an alternative base rate or LIBOR.

UK Term Loan
      As a result of the Kaneb acquisition, on July 1, 2005, Valero L.P. amended and restated a term loan agreement of Kaneb’s UK subsidiary dated January 29, 1999 (the UK Term Loan), and assumed the outstanding obligation of 21,000,000 Pounds Sterling ($36.5 million as of March 31, 2006). The UK Term Loan bears interest at 6.65% annually and matures June 30, 2010.

Credit Agreement Provisions
      The $525 Million Term Loan Agreement, the $400 Million Revolving Credit Agreement and the UK Term Loan all require that Valero L.P. maintain certain financial ratios and include other restrictive covenants, including a prohibition on distributions if any defaults, as defined in the agreements, exist or would result from the distribution. These agreements include a change in control provision, which requires that Valero Energy continue to own, directly or indirectly, a majority of Valero L.P.’s general partner interest and that Valero Energy and/or Valero L.P. own 100% of the borrower or 100% of the outstanding limited partner interest in the borrower. Management of Valero L.P. believes that it is in compliance with all of these ratios and covenants as of March 31, 2006.
      On June 6, 2006, Valero L.P. completed certain amendments to its $525 Million Term Loan Agreement and its $400 Million Revolving Credit Agreement. Both agreements were amended to (i) eliminate the provision that the failure of Valero Energy to own or control the general partner of Valero L.P. constitutes a “change of control”; (ii) extend the maturities of the agreements to 2011; (iii) include certain material construction projects in the definition of “Consolidated EBITDA”; and (iv) eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio. Additionally, the amendments reduced the applicable margin on LIBOR loans to vary from 0.40% to 0.95% for the $525 Million Term Loan Agreement and 0.27% to 0.70% for the $400 Million Revolving Credit Agreement, depending upon Valero L.P.’s credit rating. Additionally, the UK Term Loan was amended to (i) extend the maturity to 2011; (ii) include certain material construction projects in the definition of “Consolidated EBITDA”; and (iii) eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.
      Valero Logistics Operations and KPOP own and operate pipelines, terminals and storage tanks and are issuers of the publicly traded senior notes. Valero L.P. has no operations and has fully and unconditionally guaranteed the senior notes issued by KPOP and Valero Logistics Operations and any obligations under Valero Logistics Operations’ $400 Million Revolving Credit Agreement and $525 Million Term Loan Agreement and the Kaneb UK Term Loan.

Port Authority of Corpus Christi Note Payable
      The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable is due in annual installments of $1.2 million through

December 31, 2015 and is collateralized by the crude oil storage facility. Interest on the unpaid principal balance accrues at a rate of 8% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi.

Other
      Valero Energy intends to ultimately sell all of its interest in Valero GP Holdings pending market conditions. If Valero Energy ultimately sells all of its interests in Valero GP Holdings, it will no longer own Valero L.P.’s general partner, which would trigger certain requirements in Valero L.P.’s debt instruments. Additionally, if Valero Energy’s or an investment grade entity’s ownership interest in Valero GP Holdings decreases below 51%, the indentures for Valero Logistics Operations’ senior notes require Valero Logistics Operations to offer to repurchase all outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest.

Interest Rate Swaps
      During 2003, Valero L.P. entered into interest rate swap agreements to manage its exposure to changes in interest rates. The interest rate swap agreements have an aggregate notional amount of $167.5 million, of which $60.0 million is tied to the maturity of the 6.875% senior notes and $107.5 million is tied to the maturity of the 6.05% senior notes. Under the terms of the interest rate swap agreements, Valero L.P. will receive a fixed rate (6.875% and 6.05% for the $60.0 million and $107.5 million of interest rate swap agreements, respectively) and will pay a variable rate based on LIBOR plus a percentage that varies with each agreement.
      The interest rate swap contracts qualified for the shortcut method of accounting prescribed by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. As a result, changes in the fair value of the derivatives will completely offset the changes in the fair value of the underlying hedged items.
      As of December 31, 2004 and 2005, the weighted average effective interest rate for the interest rate swaps was 4.7% and 6.6%, respectively.
      As of March 31, 2006, the weighted-average interest rate of Valero L.P.’s interest rate swaps was 7.1%. As of March 31, 2006, the aggregate estimated fair value of the interest rate swaps included in other long-term liabilities in its consolidated balance sheet was $7.9 million.

Contractual Obligations
      The following table presents Valero L.P.’s long-term contractual obligations and commitments and the related payments due, in total and by period, as of December 31, 2005.

	Payments Due by Period

	2006	2007	2008	2009	2010	Thereafter	Total

	(Thousands of dollars)
Long-term debt (stated maturities)	$1,046	$611	$660	$713	$265,901	$901,774	$1,170,705
Operating leases	9,544	6,424	5,274	4,434	4,217	81,028	110,921
Purchase obligations	216,426	959	25	25	25	77	217,537
      On April 13, 2006, Valero L.P. entered into an agreement to purchase three 30,000 barrel and two 52,000 barrel tank barges over the next two years. The contract price is $34.1 million, which is subject to adjustment based on the actual cost incurred for the steel.
      A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including (i) fixed or minimum quantities to be purchased, (ii) fixed, minimum or variable price provisions, and (iii) the approximate timing of the transaction. Valero L.P.’s purchase obligations consist mainly of a bunker fuel purchase agreement with minimum volume requirements, which is based on market prices. Valero L.P. entered into this agreement to support its operations at St. Eustatius whereby Valero L.P. purchases bunker fuel for resale to its customers.
      Valero L.P. does not have any long-term contractual obligations related to its investment in joint ventures, other than the requirement to operate the joint ventures on behalf of the members and to fund its 50% share of capital expenditures as they arise.

Other Contingencies
      Valero L.P. is subject to certain loss contingencies, the outcome of which could have an effect on Valero L.P.’s cash flow. Specifically, Valero L.P. may be required to make substantial payments to the U.S. Department of Justice for certain remediation costs. Please read “Business of Valero L.P. — Legal Proceedings and Other Contingencies — Grace Energy Corporation Matter.”
Related Party Transactions
      In addition to owning a combined 23.4% general and limited partner interest in Valero L.P. as of March 31, 2006, Valero Energy has entered into a number of operating agreements with Valero L.P., which govern the required services provided to and received from Valero Energy. Most of the operating agreements include adjustment provisions, which allow Valero L.P. to increase the handling, storage and throughput fees it charges to Valero Energy based on a consumer price index. In addition, the pipeline tariffs charged by Valero L.P. are reviewed annually and adjusted based on an inflation index and may also be adjusted to take into consideration additional costs incurred to provide the transportation services.
      The following table summarizes information pertaining to Valero L.P.’s transactions with Valero Energy (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005(a)	2005	2006

Revenues	$178,605	$217,608	$234,485	$55,341	$60,671
Operating expenses	24,196	31,960	60,921	8,041	20,457
General and administrative expenses	6,110	10,539	19,356	2,757	5,700

(a)	The amounts reflected in the table include revenues and operating expenses of $1,867 and $1,850, respectively, which are included in income from discontinued operations in the consolidated statement of income.
      Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, which we believe are comparable to the fees charged to third parties for similar services. In addition, Valero L.P. reimburses Valero Energy for the actual costs of Valero Energy employees working solely on its behalf and for charges incurred on its behalf. Valero L.P. believes that the terms and conditions of the existing pipelines, terminals and storage tank agreements with Valero Energy, described below, substantially represent current market conditions. Valero L.P. currently intends to negotiate with Valero Energy at the conclusion of these agreements and replace such agreements with contractual terms that represent current market conditions at that time. However, Valero Energy is not obligated to negotiate these agreements and Valero L.P. may be unable to renegotiate these agreements on favorable terms. Valero L.P. cannot determine the overall effect of these new provisions as they will directly depend on market conditions that exist at the time the agreements expire.
      Valero L.P. is not presently charged office rent from Valero Energy. Valero L.P. will begin paying market-based rent upon the completion of a new office facility. Please read “— Office Rental Agreement” below.
      Valero L.P. also benefits from common overhead infrastructure with Valero Energy — primarily in the areas of information technology systems, software licenses and employee benefit plan administration. The use of this common infrastructure is provided to Valero L.P. under the Services Agreement, described below. If Valero L.P. ceases to obtain such services from Valero Energy, Valero L.P.’s results of operations would be adversely impacted. Should Valero Energy reduce its ownership in Valero GP Holdings below 50%, Valero L.P. will be required to purchase and maintain separate software license agreements. The estimated purchase cost of such licenses is approximately $4.3 million, with associated annual maintenance fees of approximately $0.8 million.
      The following is a summary of the significant terms of the individual agreements.

Services Agreement
      Valero L.P. does not have any employees. Under the Services Agreement, the costs related to employees of Valero Energy who perform services directly on Valero L.P.’s behalf (direct services), including salary, wages and employee benefits are charged by Valero Energy to Valero L.P. Effective July 1, 2005, the Services Agreement (the 2005 Services Agreement) was amended to account for Valero L.P.’s significant growth following the closing of the Kaneb acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, Valero L.P. agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year ended December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services.
      For the three months ended March 31, 2005, Valero Energy charged Valero L.P. $0.3 million for administrative services. Effective January 1, 2006, pursuant to the new services agreement (the 2006 Services Agreement), Valero GP, LLC began directly performing many of the services previously provided by Valero Energy under the 2005 Services Agreement, primarily consisting of legal, corporate development and health, safety and environmental functions. As a result, the employees performing these services became employees of Valero GP, LLC, and their costs are now directly charged to Valero L.P. Accordingly, the annual fee charged by Valero Energy to Valero L.P. for administrative services was reduced to approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and $3.4 million in 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy’s annual salary increase. Subject to approval by Valero L.P.’s Conflicts Committee, the amounts may also be adjusted for changed service levels.
      The term of the 2006 Services Agreement will expire on December 31, 2010 with automatic two-year renewal options unless terminated by either party at least six months prior to the renewal period. Valero L.P. may cancel or reduce the level of services that Valero Energy provides Valero L.P. on 60 days’ prior written notice. The 2006 Services Agreement will terminate upon a change of control, which occurs when Valero Energy ceases to hold a majority ownership interest in us, and a party, other than Valero Energy, acquires more than 20% of either us or Valero L.P. Valero GP, LLC’s conflicts committee has approved the terms of the new Services Agreement.
      A portion of Valero L.P.’s general and administrative costs is passed on to third parties, which jointly own certain pipelines and terminals with Valero L.P. The net amount of Valero L.P.’s general and administrative costs allocated to partners of jointly owned pipelines totaled $0.5 million, $0.7 million and $0.6 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $0.2 million for each of the three months ended March 31, 2005 and 2006.

Amended and Restated Omnibus Agreement
      The Amended and Restated Omnibus Agreement governs potential competition between Valero Energy and Valero L.P. Under the Amended and Restated Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy owns 20% or more of Valero L.P. or Valero L.P.’s general partner, not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminalling assets in the United States. This restriction does not apply to:

•	any business retained by Ultramar Diamond Shamrock Corporation (UDS) as of April 16, 2001, the closing of Valero L.P.’s initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

•	any business with a fair market value of less than $10 million;

•	any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided Valero L.P. has been offered and declined the opportunity to purchase the business; and

•	any newly constructed pipeline, terminalling or storage assets that Valero L.P. has not offered to purchase at fair market value within one year of construction.
      Also under the Amended and Restated Omnibus Agreement, Valero Energy has agreed to indemnify Valero L.P. for environmental liabilities related to the assets transferred to Valero L.P. in connection with Valero L.P.’s initial public offering, provided that such liabilities arose prior to and are discovered within ten years after that date (excluding liabilities resulting from a change in law after April 16, 2001). Valero GP, LLC’s conflicts committee approved the terms of the Amended and Restated Omnibus Agreement.

Non-Compete Agreement
      Valero GP Holdings will enter into a Non-Compete Agreement with Valero L.P. upon the closing of this offering. This Non-Compete Agreement will not be effective until Valero GP Holdings is no longer subject to the Amended and Restated Omnibus Agreement described above. Under the Non-Compete Agreement, Valero GP Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither Valero GP Holdings nor Valero L.P. are prohibited from engaging in any business, even if Valero GP Holdings and Valero L.P. would have a conflict of interest with respect to such other business opportunity. Valero GP, LLC’s conflicts committee has approved the terms of the Non-Compete Agreement.

Pipelines and Terminals Usage Agreement — McKee, Three Rivers and Ardmore
      Under the terms of the Pipeline and Terminals Usage Agreement dated April 16, 2001, Valero L.P. provides transportation services that support Valero Energy’s refining and marketing operations relating to the McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008:

•	to transport in Valero L.P.’s crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

•	to transport in Valero L.P.’s refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

•	to use Valero L.P.’s refined product terminals for terminalling services for at least 50% of all refined products shipped from the McKee, Three Rivers and Ardmore refineries.
      If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.’s pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels, Valero Energy’s obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. The concepts of a material change in market conditions and material adverse effect on Valero Energy are not defined in the Pipelines and Terminals Usage Agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Valero Energy include the cost of transporting crude oil or refined products by Valero L.P.’s pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Valero Energy to shift large volumes of refined products from markets served by Valero L.P.’s pipelines to pipelines owned by Valero Energy or third parties. Valero Energy may suspend obligations by presenting a certificate from its chief financial officer that there has been a material change in market conditions having a material adverse effect on Valero Energy. This agreement does not limit the duration of any such suspension. If Valero L.P. disagrees with Valero Energy, Valero L.P. has the right to refer the matter to an independent accounting firm for resolution.
      In the event Valero Energy does not transport in Valero L.P.’s pipelines or use Valero L.P.’s terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. For the year ended December 31, 2005 and the three months ended March 31, 2006, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has contractually agreed not to challenge, or cause others to challenge, Valero L.P.’s interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

Crude Oil Storage Tank Agreements
      In conjunction with the acquisition of the Crude Oil Storage Tanks in March 2003, Valero L.P. entered into the following agreements with Valero Energy:

•	Handling and Throughput Agreement, dated March 2003, pursuant to which Valero Energy agreed to pay Valero L.P. a fee for 100% of crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery and to use Valero L.P.’s logistic assets for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The initial term of the handling and throughput agreement is ten years, which may be extended by Valero Energy for up to an additional five years.

•	Services and Secondment Agreements, dated March 2003, pursuant to which Valero Energy agreed to provide personnel to Valero L.P. who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for those services is an aggregate $3.5 million. The initial term of the services and secondment agreements is ten years which Valero L.P. has the option to extend for an additional five years. In addition to the fees Valero L.P. has agreed to pay Valero Energy under the services and secondment agreements, Valero L.P. is responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the services and secondment agreements. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

•	Lease and Access Agreements, dated March 2003, pursuant to which Valero Energy leases to Valero L.P. the land on which the crude oil storage tanks are located for an aggregate amount of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. Valero L.P. may terminate any of these leases upon 30 days notice after the initial term or at the end of a renewal period. In addition, Valero L.P. may terminate any of these leases upon 180 days notice prior to the expiration of the current term if Valero L.P. ceases to operate the crude oil storage tanks or cease business operations.

South Texas Pipelines and Terminals Agreements
      In conjunction with the acquisition of the South Texas Pipelines and Terminals in March 2003, Valero L.P. entered into the following agreements with Valero Energy:

•	Terminalling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminalling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

•	Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years:

•	to transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries’ gasoline and distillate production but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

•	to transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

•	to use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

•	to use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

•	to use the San Antonio East terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.
      In the event Valero Energy does not transport in Valero L.P.’s pipelines or use Valero L.P.’s terminals to handle the minimum volume requirements and if Valero Energy’s obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. Valero Energy’s obligation to transport 90% of the Three Rivers refinery raffinate production in the Pettus to Corpus Christi refined product pipeline was suspended in the fourth quarter of 2005 due to the temporary idling of the pipeline in the fourth quarter of 2005.

Hydrogen Tolling Agreement
      Valero L.P. is a party to a hydrogen tolling agreement, which provides that Valero Energy will pay Valero L.P. minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group’s chemical facility in Clear Lake, Texas to Valero Energy’s Texas City refinery.

Pittsburg Asphalt Terminal Throughput Agreement
      Valero L.P. is a party to a terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay Valero L.P. a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse Valero L.P. for utility costs.

Royal Trading Throughput Agreement
      In conjunction with the Royal Trading acquisition, Valero L.P. entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the combined McKee and Ardmore refineries’ asphalt production.

Corpus Christi North Beach Storage Facility Lease
      Valero L.P. entered into a one-year shell barrel capacity lease agreement with Valero Energy on January 1, 2004 for the 1.6 million barrels of capacity at Valero L.P.’s Corpus Christi North Beach storage facility. This lease automatically renews for additional one-year terms unless either party terminates it with a 90-day written notice. The use of this storage facility was previously included as part of the crude oil pipeline tariff for Valero L.P.’s Corpus Christi to Three Rivers crude oil pipeline.

Office Rental Agreement
      On January 26, 2006, the board of directors of Valero GP, LLC approved the terms of an Office Rental Agreement between Valero Logistics Operations and Valero Corporate Services Company, a wholly owned subsidiary of Valero Energy, whereby Valero Logistics Operations agreed to lease approximately 65,000 square feet of office space at an annual cost of approximately $1.6 million per year. Base rent is fixed for the first five years of the lease term and will be adjusted thereafter based on changes to the Consumer Price Index as well as local rental market factors. Rental payments will commence upon completion of a new office facility presently being constructed by Valero Energy. The completion of this facility is expected to be in the second half of 2007. In the event of a change of control of Valero L.P. or certain of its affiliates, Valero Corporate Services Company may declare a default by Valero Logistics Operations and may evict Valero Logistics Operations with six months’ notice.

Other Agreements
      Valero L.P. has other minor storage and throughput contracts with Valero Energy resulting from the Kaneb acquisition.

Equity Ownership
      As of May 8, 2006, Valero GP Holdings owned 10,225,491 of Valero L.P.’s outstanding common units. In January 2006, in anticipation of its initial public offering, Valero GP Holdings transferred all of its units to one of its wholly owned subsidiaries. In addition, as of December 31, 2005, Valero GP, LLC, also an indirect wholly owned subsidiary of Valero Energy, owned 8,200 of Valero L.P.’s outstanding common units. As a result, Valero Energy indirectly owns a 21.4% limited partner interest in Valero L.P. and the 2% general partner interest held by Riverwalk Logistics.

Environmental, Health and Safety
      Valero L.P. is subject to extensive federal, state and local environmental and safety laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, pipeline integrity and operator qualifications, among others. Because environmental and safety laws and regulations are becoming more complex and stringent and new environmental and safety laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental, health and safety matters is expected to increase.
      The balance of and changes in Valero L.P.’s accruals for environmental matters as of and for the years ended December 31, 2003, 2004 and 2005 are included in Valero L.P.’s Notes to Consolidated Financial Statements. Valero L.P. believes that it has adequately accrued for its environmental exposures.
Critical Accounting Policies
      The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to select accounting policies and to make estimates and assumptions related thereto that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The accounting policies below are considered critical due to judgments made by Valero L.P.’s management and the sensitivity of these estimates to deviations of actual results from management’s assumptions. The critical accounting policies should be read in conjunction with Valero L.P.’s Notes to Consolidated Financial Statements, which summarizes Valero L.P.’s significant accounting policies.

Depreciation
      Valero L.P. calculates depreciation expense using the straight-line method over the estimated useful lives of its property and equipment. Because of the expected long useful lives of the property and equipment, Valero L.P. depreciates its property and equipment over periods ranging from 15 years to 40 years. Changes in the estimated useful lives of the property and equipment could have a material adverse effect on Valero L.P.’s results of operations.

Impairment of Long-Lived Assets and Goodwill
      Valero L.P. tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the related asset might be impaired. An impairment loss should be recognized only if the carrying amount of the asset/goodwill is not recoverable and exceeds its fair value.
      In order to test for recoverability, Valero L.P.’s management must make estimates of projected cash flows related to the asset which include, but are not limited to, assumptions about the use or disposition of the asset, estimated remaining life of the asset, and future expenditures necessary to maintain the asset’s existing service potential. In order to determine fair value, Valero L.P.’s management must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the long-lived asset or goodwill. Due to the subjectivity of the assumptions used to test for recoverability and to determine fair value, significant impairment charges could result in the future, thus affecting Valero L.P.’s future reported net income.

Asset Retirement Obligations
      Valero L.P. adopted FASB Interpretation No. 47. “Accounting for Conditional Asset Retirement Obligations” (FIN 47) for the year ended December 31, 2005. FIN 47 clarifies the term “conditional asset retirement obligation” as used in FASB statement No. 143, “Accounting for Asset Retirement Obligations.” Valero L.P. records a liability for asset retirement obligations, including conditional asset retirement obligations, in the period the obligation is incurred if Valero L.P. can make a reasonable estimate of the fair value of the obligation. In order to determine the fair value of an asset retirement obligation, Valero L.P. must make assumptions as to the date the obligation will be settled, the amount and timing of cash flows required to settle the obligation and an appropriate discount rate.
      Valero L.P. has asset retirement obligations with respect to certain of its assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is Valero L.P.’s practice and current intent to maintain its assets and continue making improvements to those assets based on technological advances. As a result, Valero L.P. believes that its assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which it would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, Valero L.P. estimates the cost of performing the retirement activities and records a liability for the fair value of that cost using established present value techniques.
      Valero L.P. also has legal obligations in the form of leases and right of way agreements, which require Valero L.P. to remove certain of its assets upon termination of the agreement. However, these lease or right of way agreements generally contain automatic renewal provisions that extend Valero L.P.’s rights indefinitely or it has other legal means available to extend its rights. As a result, Valero L.P. has not recorded a liability for asset retirement obligations as the timing of settlement cannot be reasonably determined.

Environmental Reserve
      Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are based on estimates of probable undiscounted future costs over the time period that restoration, remediation or cleanup activities are expected to occur, not to exceed 20 years. Estimated costs assume the use of currently available technology and the application of current regulations, as well as Valero L.P.’s own internal environmental policies. Valero L.P.’s environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods. Valero L.P. believes that it has adequately accrued for its environmental exposures.

Contingencies
      Valero L.P. accrues for costs relating to litigation, claims and other contingent matters, including tax contingencies, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.
Quantitative and Qualitative Disclosures about Market Risk
      The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Valero L.P. is exposed is interest rate risk on its debt. Additionally, Valero L.P. is exposed to exchange rate fluctuations on transactions related to its foreign operations.
      Valero L.P. manages its debt considering various financing alternatives available in the market and it manages its exposure to changing interest rates principally through the use of a combination of fixed-rate debt and variable-rate debt. In addition, Valero L.P. utilizes interest rate swap agreements to manage a portion of the exposure to changing interest rates by converting certain fixed-rate debt to variable-rate debt. Borrowings under the $400 Million Revolving Credit Agreement expose Valero L.P. to increases in the benchmark interest rate underlying its variable rate revolving credit agreement.
      The following table (in thousands, except interest rates) provides information about Valero L.P.’s long-term debt and interest rate derivative instruments, all of which are sensitive to changes in interest rates. For long-term debt, principal cash flows and related weighted-average interest rates by expected maturity dates are presented. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected (contractual) maturity dates. Weighted-average variable rates are based on implied forward interest rates in the yield curve at the reporting date.

	December 31, 2004

	Expected Maturity Dates
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value

Long-term Debt:
Fixed rate	$990	$566	$611	$660	$713	$355,652	$359,192	$389,933
Average interest rate	8.0%	8.0%	8.0%	8.0%	8.0%	6.3%	6.3%
Variable rate	$—	$28,000	$—	$—	$—	$—	$28,000	$28,000
Average interest rate	—	3.4%	—	—	—	—	3.4%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(1,217)
Average pay rate	5.1%	5.7%	6.0%	6.2%	6.6%	7.0%	6.4%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

	December 31, 2005

	Expected Maturity Dates
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

Long-term Debt:
Fixed rate	$1,046	$611	$660	$713	$36,901	$854,881	$894,812	$954,039
Average interest rate	8.0%	8.0%	8.0%	8.0%	6.7%	6.6%	6.6%
Variable rate	$—	$—	$—	$—	$229,000	$—	$229,000	$229,000
Average interest rate	—	—	—	—	5.2%	—	5.2%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(4,002)
Average pay rate	6.6%	6.6%	6.6%	6.6%	6.7%	6.6%	6.6%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

	March 31, 2006

	Expected Maturity Dates
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

Long-term Debt:
Fixed rate	$566	$611	$660	$713	$37,239	$854,881	$894,670	$926,685
Average interest rate	8.0%	8.0%	8.0%	8.0%	6.7%	6.6%	6.6%
Variable rate	$—	$—	$—	$—	$252,000	$—	$252,000	$252,000
Average interest rate	—	—	—	—	5.6%	—	5.6%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(7,910)
Average pay rate	7.1%	7.0%	7.0%	7.0%	7.1%	7.1%	7.1%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

BUSINESS OF VALERO GP HOLDINGS, LLC
General
      Our only cash generating assets are our indirect ownership interests in Valero L.P., a publicly traded Delaware limited partnership (New York Stock Exchange symbol: VLI). Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

•	the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

•	100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

•	10,225,491 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.
      We are currently 100% owned by subsidiaries of Valero Energy. After this offering, Valero Energy will indirectly own approximately 61% of our outstanding units. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions.
      Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. We may facilitate Valero L.P.’s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.
      Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.’s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.
      Valero L.P. has an established historical record of paying quarterly cash distributions to its partners. Since its initial public offering in 2001, Valero L.P. has increased its quarterly cash distribution by approximately 47.5%, from $0.60 per unit, or $2.40 per unit on an annualized basis, to a current level of $0.885 per unit, or $3.54 per unit on an annualized basis. For the first quarter of 2006 we received a cash distribution from Valero L.P. of approximately $13.4 million (representing approximately $53.8 million on an annualized basis), consisting of $0.9 million on our 2% general partner interest, $3.5 million on the incentive distribution rights and $9.0 million on the units of Valero L.P. that we own. Based on this current distribution level, we expect that our initial quarterly cash distribution will be $0.30 per unit, or $1.20 per unit on an annualized basis.
      The graph set forth below shows the adjusted historical cash distributions declared and paid during the periods shown with respect to our ownership interests in Valero L.P. On March 18, 2003, Valero L.P. redeemed 3,809,750 common units indirectly owned by us. For comparability purposes, the amounts presented in the table for the quarters in 2001 and 2002 have been adjusted to reflect the reduced amount of distributions that would have been paid to us if the redemption had occurred on April 16, 2001, the effective date of Valero L.P.’s initial public offering.
      From April 16, 2001 through the first quarter of 2006, the total quarterly cash distributions declared and paid by Valero L.P. with respect to all of its partnership interests increased 480%, from approximately $7.9 million (adjusted to reflect the reduced amount of distributions that would have been paid had the common unit redemption discussed above occurred on April 16, 2001) to approximately $45.8 million. Over the same period, the adjusted quarterly cash distributions declared and paid by Valero L.P. with respect to our ownership interests increased 153%, from $5.3 million, or 67% of Valero L.P.’s adjusted total quarterly distributions, to $13.4 million, or 29.3% of Valero L.P.’s total quarterly distributions. The changes in the adjusted historical cash distributions on our ownership interests reflected in the graph set forth below generally resulted from the following:

•	the increases in Valero L.P.’s per unit quarterly distribution from $0.60 declared and paid for the third quarter of 2001 to $0.885 declared and paid for the first quarter of 2006; and

•	the increases in Valero L.P.’s distributions with respect to the 2% general partner interest resulting from the issuance of a total of 31,420,855 common units by Valero L.P. during such period to finance acquisitions and capital improvements.
Adjusted Quarterly Valero L.P. Distributions to Valero GP Holdings, LLC (a)

(a)	Actual distributions paid to Valero GP Holdings for quarters prior to the March 18, 2003 redemption were as follows (in millions, except per unit amounts):

	Per Unit	Total Distribution Paid to
	Distribution	Valero GP Holdings, LLC

2001:
Second Quarter	$0.501 (b)	$7.2
Third Quarter	0.600	8.6
Fourth Quarter	0.600	8.7
2002:
First Quarter	0.650	9.5
Second Quarter	0.700	10.5
Third Quarter	0.700	10.5
Fourth Quarter	0.700	10.5

(b)	The second quarter distribution was prorated for the period from April 16, 2001, the effective date of Valero L.P.’s initial public offering, to June 30, 2001.
     Our ownership of Valero L.P.’s incentive distribution rights entitles us to receive the following percentages of cash distributed by Valero L.P. as the following target cash distribution levels are reached:

•	8.0% of all cash distributed in a quarter after $0.60 per unit has been distributed with respect to all units of Valero L.P. for that quarter until $0.66 per unit has been distributed; and

•	23.0% of all cash distributed in a quarter after $0.66 per unit has been distributed with respect to all units of Valero L.P. for that quarter.

      For the quarter ended March 31, 2006, Valero L.P. paid a distribution of $0.885 per unit, which meant we received 23.0% of the $0.225 incremental cash distribution per unit in excess of the maximum target distribution level of $0.66. Because the incentive distribution rights currently participate at the maximum 23% target cash distribution level, future growth in distributions we receive from Valero L.P. will not result from an increase in the percentage of incremental cash distributed on the incentive distribution rights.
      The graph set forth below shows hypothetical cash distributions payable with respect to our ownership interests in Valero L.P. across an illustrative range of annualized distributions per unit made by Valero L.P. The graph shows the impact to us of Valero L.P. raising or lowering its per unit distribution from its current quarterly distribution of $0.885 per unit, or $3.54 per unit on an annualized basis and is based upon the following assumptions:

•	Valero L.P.’s 46,809,749 common units outstanding as of May 8, 2006; and

•	our ownership of the general partner interest in Valero L.P., the incentive distribution rights, and 10,225,491 common units.
      This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. Valero L.P.’s cash distributions with respect to our partnership interests will vary depending on several factors, including Valero L.P.’s outstanding partnership interests on the record date for distribution, the per unit distribution and our relative ownership of partnership interests. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Valero L.P. Please read “Risk Factors.”
         Hypothetical Annual Cash Distributions to Valero GP Holdings, LLC

(a)	This represents the most recent distribution (first quarter 2006) presented on an annualized basis.
     Based on Valero L.P.’s current quarterly distribution, the number of our units that will be outstanding and our expected level of expenses and reserves that our board of directors believes prudent to maintain, we expect to make an initial quarterly cash distribution of $0.30 per unit, or $1.20 per unit on an annualized basis. Due to our indirect ownership of Valero L.P.’s incentive distribution rights, our cash flows are affected by changes in

Valero L.P.’s distributions to a greater extent than those of Valero L.P.’s common unitholders. If Valero L.P. is successful in implementing its business strategy and increasing distributions to its partners, including us, we generally would expect to increase distributions to our unitholders. The timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in Valero L.P.’s distributions. In November 2006, we expect to pay you a distribution equal to the initial quarterly distribution prorated for the period ending September 30, 2006 that we are a publicly traded limited liability company. However, we cannot assure you that any distributions will be declared or paid. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Valero L.P.”
Employees
      We have no employees. Our wholly owned subsidiary, Valero GP, LLC, pursuant to the new Administration Agreement, will provide administrative services to us. As of April 30, 2006, Valero GP, LLC had 1,258 employees. We believe that our relationship with these employees is satisfactory.
      For a discussion of how employee benefit plans will be transferred to Valero GP, LLC upon closing of this offering, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero GP Holdings, LLC — Liquidity and Capital Resources — Employee Benefits.”
Environmental and Safety Regulation
      Our only cash generating assets are our indirect ownership interests in Valero L.P. We have no independent operations. Please read “Business of Valero L.P. — Environmental and Safety Regulation.”
Title to Properties
      Our only cash generating assets are our indirect ownership interests in Valero L.P. We have no independent operations. Please read “Business of Valero L.P. — Title to Properties.”
Legal Proceedings
      Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any legal or governmental proceedings against us. Please read “Business of Valero L.P. — Legal Proceedings and Other Contingencies.”

BUSINESS OF VALERO L.P.
General
      Valero L.P. is a Delaware limited partnership formed in 1999 that completed its initial public offering of common units on April 16, 2001. Valero L.P.’s common units are traded on the NYSE under the symbol “VLI.” Valero L.P.’s principal executive offices are located at One Valero Way, San Antonio, Texas 78249 and its telephone number is (210) 345-2000.
      Valero L.P.’s operations are managed by Valero GP, LLC. Valero GP, LLC is the general partner of Riverwalk Logistics, L.P., Valero L.P.’s general partner. Valero GP, LLC is an indirect wholly owned subsidiary of Valero Energy.
      Valero L.P. conducts its operations through its wholly owned subsidiaries, primarily Valero Logistics Operations and Kaneb Pipe Line Operating Partnership, L.P. (KPOP). Valero L.P. has four business segments: refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. As of March 31, 2006, Valero L.P.’s assets included:

•	67 refined product terminal facilities providing approximately 58.2 million barrels of storage capacity;

•	8,389 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.9 million barrels;

•	854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

•	60 crude oil storage tanks providing storage capacity of 12.5 million barrels.
      Valero L.P. generates revenues by:

•	charging tariffs for transporting crude oil, refined products and ammonia through its pipelines;

•	charging fees for the use of its terminals and crude oil storage tanks and related ancillary services; and

•	selling bunker fuel, the fuel consumed by marine vessels.
      Valero L.P.’s business strategy is to increase per unit cash distributions to its partners through:

•	continuous improvement of its operations, by improving safety and environmental stewardship, cost controls and asset reliability and integrity;

•	external growth from acquisitions that meet its financial and strategic criteria; and

•	internal growth through enhancing the utilization of its existing assets by expanding its business with current and new customers as well as investing in strategic expansion projects. Currently, Valero L.P. has identified over $250 million of potential terminal expansion opportunities primarily on the East, West, and Gulf Coasts of the United States and at Valero L.P.’s facilities in St. Eustatius, Point Tupper, the United Kingdom and Amsterdam. Additionally, Valero L.P. has identified over $30 million of potential debottlenecking and pipeline extension projects on its ammonia pipeline and approximately $13 million of growth projects to increase its ethanol blending and biodiesel capabilities.

      Valero L.P.’s largest customer is Valero Energy, which accounted for 34% and 22% of Valero L.P.’s revenues for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. Please read “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy.”
      On July 1, 2005, Valero L.P. completed its acquisition of Kaneb Services LLC (KSL) and Kaneb Pipe Line Partners, L.P. (KPP, and, together with KSL, Kaneb). Valero L.P. operates terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands, and the United Kingdom.
      Valero L.P. acquired all of KSL’s outstanding equity securities for approximately $509.0 million in cash, which was primarily funded by borrowings under a $525.0 million term credit agreement. Additionally, Valero L.P. issued approximately 23.8 million of its common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP. Please read the disclosures regarding the Kaneb acquisition and Valero L.P.’s long-term debt in “Valero L.P. and Subsidiaries — Notes to Consolidated Financial Statements — Note 3. Acquisitions” and “Valero L.P. and Subsidiaries — Notes to Consolidated Financial Statements — Note 10. Long-Term Debt.”
      In conjunction with the Kaneb acquisition, Valero L.P. agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks and crude oil, three East Coast refined product terminals, and a 550-mile refined product pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses). On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. In a separate transaction that occurred simultaneously with the closing of the Kaneb acquisition, Valero L.P. sold all of its interest in KSL’s commodity trading business to Valero Energy for approximately $26.8 million.
      On March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand, which own eight terminals with an aggregate storage capacity of 1.1 million barrels, for approximately $65.0 million, plus working capital adjustments.
      Valero L.P.’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with (or furnished to) the SEC are available free of charge on Valero L.P.’s website at http://www.valerolp.com as soon as reasonably practicable after Valero L.P. files or furnishes such material. Valero L.P. also posts its corporate governance guidelines, code of business conduct and ethics, code of ethics for senior financial officers and the charter of the audit committee of Valero GP, LLC in the same website location. Information contained on this website however, is not incorporated by reference into, and does not constitute a part of, this prospectus. Valero L.P.’s governance documents are also available in print to any unitholder of record that makes a written request to Corporate Secretary, Valero L.P., P.O. Box 696000, San Antonio, Texas 78269.
      The term “throughput” as used in this document generally refers to the crude oil or refined product barrels or tons of ammonia, as applicable, that pass through each pipeline, terminal or storage tank.
Business Segments
      Valero L.P.’s four reportable business segments are refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. Detailed financial information about its segments is included in the Notes to Consolidated Financial Statements.
          Refined Product Terminals
      Valero L.P.’s terminal facilities provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. In addition, its terminals located on the island of St. Eustatius, Netherlands Antilles and in Point Tupper, Nova Scotia sell bunker fuel, and provide ancillary services, such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. As of March 31, 2006, Valero L.P. owned and operated:

•	57 terminals in the United States, with a total storage capacity of approximately 32.6 million barrels;

•	A terminal on the island of St. Eustatius, Netherlands Antilles with a tank capacity of 11.3 million barrels and a transshipment facility;

•	A terminal located in Point Tupper, Nova Scotia with a tank capacity of 7.6 million barrels and a transshipment facility;

•	Six terminals located in the United Kingdom and one terminal located in the Netherlands, having a total storage capacity of approximately 6.7 million barrels; and

•	A terminal located in Nuevo Laredo, Mexico.

Valero L.P.’s five largest terminal facilities are located on the island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); and in Selby, California.

Description of Largest Terminal Facilities
      St. Eustatius, Netherlands Antilles. Valero L.P. owns and operates an 11.3 million barrel petroleum storage and terminalling facility located on the Netherlands Antilles island of St. Eustatius, which is located at a point of minimal deviation from major shipping routes. This facility is capable of handling a wide range of petroleum products, including crude oil and refined products, and it can accommodate large tankers for loading and discharging crude oil and other petroleum products. A two-berth jetty, a two-berth monopile with platform and buoy systems, a floating hose station, and an offshore single point mooring buoy with loading and unloading capabilities serve the terminal’s customers’ vessels. The St. Eustatius facility has a total of 51 tanks. The fuel oil and petroleum product facilities have in-tank and in-line blending capabilities, while the crude tanks have tank-to-tank blending capability as well as in-tank mixers. In addition to the storage and blending services at St. Eustatius, this facility has the flexibility to utilize certain storage capacity for both feedstock and refined products to support its atmospheric distillation unit. This unit is capable of processing up to 15,000 barrels per day of feedstock, ranging from condensates to heavy crude oil. Valero L.P. owns and operates all of the berthing facilities at the St. Eustatius terminal. Separate fees apply for the use of the berthing facilities as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response services and other ship services.
      Point Tupper, Nova Scotia. Valero L.P. owns and operates a 7.6 million barrel terminalling and storage facility located at Point Tupper on the Strait of Canso, near Port Hawkesbury, Nova Scotia, Canada, which is located approximately 700 miles from New York City, 850 miles from Philadelphia and 2,500 miles from Mongstad, Norway. This facility has access to the East Coast and Canada as well as the Midwestern United States via the St. Lawrence Seaway and the Great Lakes system. Through its jetty facilities in North America, the Point Tupper facility can accommodate substantially all fully laden very large crude carriers and ultra large crude carriers for loading and discharging crude oil, petroleum products, and petrochemicals. Crude oil and petroleum product movements at the terminal are fully automated. Separate fees apply for the use of the jetty facility as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response services and other ship services. Valero L.P. also charters tugs, mooring launches, and other vessels to assist with the movement of vessels through the Strait of Canso and the safe berthing of vessels at the terminal facility.
      Piney Point, Maryland. Valero L.P.’s terminal and storage facility in Piney Point, Maryland is located on approximately 400 acres on the Potomac River. The Piney Point terminal has approximately 5.4 million barrels of storage capacity in 28 tanks. This terminal competes with other large petroleum terminals in the East Coast water-borne market extending from New York Harbor to Norfolk, Virginia. The terminal currently stores petroleum products consisting primarily of fuel oils and asphalt. The terminal has a dock with a 36-foot draft for tankers and four berths for barges. It also has truck-loading facilities, product-blending capabilities and is connected to a pipeline that supplies residual fuel oil to power generating stations.
      Linden, New Jersey. Valero L.P. owns 50% of ST Linden Terminal LLC, which owns a terminal and storage facility in Linden, New Jersey. The terminal is located on a 44-acre facility that provides Valero L.P. with deep-water terminalling capabilities at New York Harbor. This terminal primarily stores petroleum products, including gasoline, jet fuel and fuel oils. The facility has a total capacity of approximately 3.9 million barrels in 28 tanks, can receive products via ship, barge and pipeline and delivers product by ship, barge, pipeline and truck. The terminal includes two docks and leases a third with draft limits of 35, 24 and 24 feet, respectively.
      Selby, California. Valero L.P.’s terminal located in Selby, California has approximately 3.0 million barrels of tankage and is located in the San Francisco Bay area. The facility provides deep-water access for handling petroleum products and gasoline additives such as ethanol. The terminal offers pipeline connections to various refineries and pipelines. It receives and delivers product by vessel, barge, pipeline and truck-loading facilities. The terminal also has railroad tank car unloading capability.

      The following table outlines Valero L.P.’s terminal locations, capacities, tanks and primary products handled:

	Tankage	No. of
Facility	Capacity	Tanks	Primary Products Handled

	(Barrels)
Major U.S. Terminals:
Piney Point, MD	5,403,000	28	Petroleum
Linden, NJ (a)	3,906,000	28	Petroleum
Selby, CA	3,042,000	24	Petroleum, ethanol
Jacksonville, FL	2,069,000	30	Petroleum
Texas City, TX	2,008,000	124	Chemicals, petrochemicals, petroleum
Other U.S. Terminals:
Montgomery, AL	162,000	7	Petroleum, jet fuel
Moundville, AL	310,000	6	Petroleum
Tucson, AZ (b)	87,000	4	Petroleum
Los Angeles, CA	607,000	20	Petroleum
Pittsburg, CA	380,000	8	Asphalt
Stockton, CA	706,000	32	Petroleum, ethanol, fertilizer
Colorado Springs, CO	324,000	8	Petroleum
Denver, CO	111,000	10	Petroleum
Bremen, GA	182,000	9	Petroleum
Brunswick, GA	303,000	5	Fertilizer, pulp liquor
Columbus, GA	175,000	24	Petroleum, chemicals, caustic
Macon, GA	307,000	10	Petroleum
Savannah, GA	903,000	28	Petroleum, caustic
Blue Island, IL	752,000	19	Petroleum, ethanol
Chillicothe, IL (a)	270,000	6	Petroleum
Peru, IL (c)	221,000	8	Fertilizer
Indianapolis, IN	410,000	18	Petroleum
Westwego, LA	849,000	53	Molasses, caustic, chemicals, lube oil, fertilizer
Andrews AFB Pipeline, MD	72,000	3	Petroleum
Baltimore, MD	832,000	50	Chemicals, asphalt
Salisbury, MD	177,000	14	Petroleum
Winona, MN	267,000	8	Fertilizer
Reno, NV	107,000	7	Petroleum
Linden, NJ	371,000	13	Petroleum
Paulsboro, NJ	71,000	9	Petroleum
Alamogordo, NM	120,000	5	Petroleum
Albuquerque, NM	248,000	11	Petroleum
Rosario, NM	160,000	8	Asphalt
Catoosa, OK	340,000	24	Asphalt
Drumright, OK (c)	315,000	4	Petroleum
Portland, OR	1,119,000	31	Petroleum, ethanol
Abernathy, TX	171,000	11	Petroleum
Almeda, TX (c)	106,000	6	Petroleum
Amarillo, TX	270,000	11	Petroleum

	Tankage	No. of
Facility	Capacity	Tanks	Primary Products Handled

	(Barrels)
Corpus Christi, TX	359,000	12	Petroleum
Edinburg, TX	189,000	7	Petroleum
El Paso, TX (b)	348,000	14	Petroleum
Harlingen, TX	315,000	7	Petroleum
Houston, TX (Hobby Airport)	106,000	6	Petroleum
Houston, TX	90,000	6	Asphalt
Laredo, TX	202,000	6	Petroleum
Placedo, TX	97,000	4	Petroleum
San Antonio (east), TX	151,000	10	Petroleum
San Antonio (south), TX	219,000	8	Petroleum
Southlake, TX	286,000	6	Petroleum
Texas City, TX	153,000	12	Petroleum
Dumfries, VA	554,000	16	Petroleum, asphalt
Virginia Beach, VA	40,000	2	Petroleum
Tacoma, WA	377,000	15	Petroleum, ethanol
Vancouver, WA	227,000	49	Chemicals
Vancouver, WA	316,000	6	Petroleum
Milwaukee, WI	308,000	7	Petroleum, ethanol

Total U.S. Terminals	32,570,000	917

Foreign Terminals:
St. Eustatius, Netherlands Antilles	11,315,000	51	Petroleum, crude oil
Point Tupper, Canada	7,555,000	37	Petroleum, crude oil
Grays, England	1,945,000	53	Petroleum
Eastham, England	2,185,000	162	Chemicals, petroleum, animal fats
Runcorn, England	146,000	4	Molten sulfur
Grangemouth, Scotland	530,000	46	Petroleum, chemicals and molasses
Glasgow, Scotland	344,000	16	Petroleum
Belfast, Northern Ireland	407,000	41	Petroleum
Amsterdam, the Netherlands	1,129,000	44	Petroleum
Nuevo Laredo, Mexico	34,000	5	Petroleum

Total Foreign Terminals	25,590,000	459

(a)	Valero L.P. owns 50% of this terminal through a joint venture.

(b)	Valero L.P. owns a 66.67% undivided interest in the El Paso refined product terminal and a 50% undivided interest in the Tucson refined product terminal. The tankage capacity and number of tanks represent the proportionate share of capacity attributable to Valero L.P.’s ownership interest.

(c)	Terminal is temporarily idled.

Terminal Operations
      Revenues for Valero L.P.’s refined product terminals segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time, and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals. Revenues for Valero L.P.’s refined product terminals segment also include the sale of bunker fuel at Point Tupper and

St. Eustatius, for which Valero L.P. earns revenues based upon a price per barrel applied to the number of barrels delivered to Valero L.P.’s customer. Additionally, Valero L.P.’s terminal facilities earn revenues for ancillary services provided to customers, such as blending and filtering.

Demand for Refined Petroleum Products
      The operations of Valero L.P.’s refined product terminals depend in large part on the level of demand for products stored in Valero L.P.’s terminals in the markets served by those assets. The majority of products stored in Valero L.P.’s terminals are refined petroleum products. Demand for Valero L.P.’s terminalling services will generally fluctuate as demand for refined petroleum products fluctuates. The factor that most affects demand for refined petroleum products is the general condition of the economy, with demand increasing in times when the economy is strong.

Customers
      Valero L.P. provides terminalling services for crude oil and refined petroleum products to producers of crude oil, integrated oil companies, chemical companies, oil traders and refiners. The largest customer of its refined product terminals segment is Valero Energy, which accounted for $46.4 million, or 10.8% of the total revenues of the segment, for the year ended December 31, 2005. No other customer accounted for more than 10% of the revenues of the segment for these periods. Valero L.P.’s crude oil transshipment customers include an oil producer that leases and utilizes 5.0 million barrels of storage at St. Eustatius and a major international oil company which leases and utilizes 3.6 million barrels of storage at Point Tupper, both of which have long-term contracts with Valero L.P. In addition, two different international oil companies each lease and utilize 1.0 million barrels of clean products storage at St. Eustatius and Point Tupper, respectively. Also in Canada, a consortium consisting of major oil companies sends natural gas liquids via pipeline to certain processing facilities on land leased from Valero L.P. After processing, certain products are stored at the Point Tupper facility under a long-term contract. In addition, Valero L.P.’s blending capabilities have attracted customers who have leased capacity primarily for blending purposes and who have contributed to Valero L.P.’s bunker fuel and bulk product sales.

Competition and Business Considerations
      Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminalling services to third parties. In many instances, major energy and chemical companies that own storage and terminalling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their owned storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.
      Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably located terminal will have access to various cost effective transportation modes both to and from the terminal. Transportation modes typically include waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as “deep-water terminals” and terminals without such facilities are referred to as “inland terminals” although some inland facilities located on or near navigable rivers are served by barges.
      Terminal versatility is a function of the operator’s ability to offer complex handling requirements for diverse products. The service function typically provided by the terminal includes, among other things, the safe storage of the product at specified temperature, moisture and other conditions, as well as receipt at and delivery from the terminal, all of which must be in compliance with applicable environmental regulations. A terminal operator’s ability to obtain attractive pricing is often dependent on the quality, versatility and reputation of the facilities owned by the operator. Although many products require modest terminal modification, operators with versatile storage capabilities typically require less modification prior to usage, ultimately making the storage cost to the customer more attractive.
      The main competition at Valero L.P.’s St. Eustatius and Point Tupper locations for crude oil handling and storage is from “lightering,” which is the process by which liquid cargo is transferred to smaller vessels, usually while at sea. The price differential between lightering and terminalling is primarily driven by the charter rates for vessels of various sizes. Lightering generally takes significantly longer than discharging at a terminal. Depending on charter rates, the longer charter period associated with lightering is generally offset by various costs associated with terminalling, including storage costs, dock charges and spill response fees. However, terminalling is generally safer and reduces the risk of environmental damage associated with lightering, provides more flexibility in the scheduling of deliveries and allows Valero L.P.’s customers to deliver their products to multiple locations. Lightering in U.S. territorial waters creates a risk of liability for owners and shippers of oil under the U.S. Oil Pollution Act of 1990 and other state and federal legislation. In Canada, similar liability exists under the Canadian Shipping Act. Terminalling also provides customers with the ability to access value-added terminal services.
      In the sale of bunker fuel, Valero L.P. competes with ports offering bunker fuels to which, or from which, each vessel travels or are along the route of travel of the vessel. Valero L.P. also competes with bunker fuel delivery locations around the world. In the Western Hemisphere, alternative bunker locations include ports on the U.S. East Coast and Gulf Coast and in Panama, Puerto Rico, the Bahamas, Aruba, Curaçao, and Halifax, Nova Scotia.
          Refined Product Pipelines
      Valero L.P.’s refined product pipelines operations consist primarily of the transportation of refined petroleum products as a common carrier in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 6,389 miles. In addition, Valero L.P. owns a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska. As of March 31, 2006, Valero L.P. operated:

•	24 refined product pipelines with an aggregate length of 3,834 miles, that connect Valero Energy’s McKee, Three Rivers, Corpus Christi and Ardmore refineries to certain of Valero L.P.’s terminals, or to interconnections with third-party pipelines for further distribution, and a 25-mile crude hydrogen pipeline (collectively, the Central West System);

•	a 2,090-mile refined product pipeline originating in southern Kansas and terminating at Jamestown, North Dakota, with a western extension to North Platte, Nebraska and an eastern extension into Iowa (collectively, the East Pipeline);

•	a 440-mile refined product pipeline originating at Tesoro Corporation’s Mandan, North Dakota refinery (the Tesoro Mandan refinery) and terminating in Minneapolis, Minnesota (the North Pipeline); and

•	a 2,000-mile anhydrous ammonia pipeline originating at the Louisiana delta area that travels through the midwestern United States and terminates in Nebraska and Indiana (the Ammonia Pipeline).
Valero L.P. charges tariffs on a per barrel basis for transporting refined products in its refined product pipelines and on a per ton basis for transporting anhydrous ammonia in its ammonia pipeline.

Description of Valero L.P.’s Pipelines
      Central West System. The pipelines included in the Central West System were constructed to support the refineries to which they are connected. These pipelines are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. For a description of these agreements, please read “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy.”
      The refined products transported in these pipelines include gasoline, distillates (including diesel and jet fuel), natural gas liquids (such as propane and butane), blendstocks and other products produced by Valero Energy’s refineries. These pipelines connect certain of Valero Energy’s refineries to key markets in Texas, New Mexico and Colorado. The following table lists information about the pipelines included in the Central West System and the Valero Energy refineries that they serve:

					Three Months Ended
					March 31, 2006

	Valero Energy					Capacity
Origin and Destination	Refinery	Length	Ownership	Capacity	Throughput	Utilization

		(Miles)		(Barrels/Day)	(Barrels/Day)
McKee to El Paso, TX	McKee	408	67%	40,000	33,570	84%
McKee to Colorado Springs, CO (a)	McKee	256	100%	38,000	11,844	81%
Colorado Springs, CO to Airport	McKee	2	100%	14,000	1,084	8%
Colorado Springs to Denver, CO	McKee	101	100%	32,000	19,457	61%
McKee to Denver, CO	McKee	321	30%	9,870	8,973	91%
McKee to Amarillo, TX (6”) (a)(b)	McKee	49	100%	51,000	30,832	68%
McKee to Amarillo, TX (8”) (a)(b)	McKee	49	100%
Amarillo to Abernathy, TX (a)	McKee	102	67%	11,733	6,516	63%
Amarillo, TX to Albuquerque, NM	McKee	293	50%	17,150	9,270	54%
Abernathy to Lubbock, TX (a)	McKee	19	46%	8,029	888	11%
McKee to Skellytown, TX	McKee	53	100%	52,000	6,607	13%
Skellytown to Mont Belvieu, TX	McKee	572	50%	26,000	12,026	46%
McKee to Southlake, TX	McKee	375	100%	27,300	23,749	87%
Three Rivers to San Antonio, TX	Three Rivers	81	100%	33,600	30,442	91%
Three Rivers to US/Mexico International Border near Laredo, TX	Three Rivers	108	100%	32,000	22,741	71%
Corpus Christi to Three Rivers, TX	Corpus Christi	68	100%	32,000	7,468	23%
Three Rivers to Corpus Christi, TX	Three Rivers	72	100%	15,000	11,762	78%
Three Rivers to Pettus to San Antonio, TX	Three Rivers	103	100%	24,000	22,419	93%
Three Rivers to Pettus to Corpus Christi, TX (c)	Three Rivers	95	100%	15,000	—	0%
Ardmore to Wynnewood, OK (d)	Ardmore	31	100%	90,000	64,389	72%
El Paso, TX to Kinder Morgan	McKee	12	67%	40,000	26,725	67%
Corpus Christi to Pasadena, TX	Corpus Christi	208	100%	105,000	95,895	91%
Corpus Christi to Harlingen, TX	Corpus Christi	167	100%	27,100	35,918	133%
Other refined product pipeline (e)		289	50%	N/A	N/A	N/A

Total		3,834		740,782	482,575	68%

(a)	This pipeline transports barrels relating to two tariff routes, one of which begins at this pipeline’s origin and ends at this pipeline’s destination and one of which is a longer tariff route with an origin or destination on another pipeline of Valero L.P.’s that connects to this pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline’s origin and ending at this pipeline’s destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipeline have been taken into account.

(b)	The throughput, capacity and capacity utilization information disclosed above for the McKee to Amarillo, Texas 6-inch pipeline reflects both McKee to Amarillo, Texas pipelines on a combined basis.

(c)	The refined product pipeline from Three Rivers to Pettus to Corpus Christi, Texas is temporarily idled. In the fourth quarter of 2005, an eight-mile portion of this pipeline was permanently idled. As a result, Valero L.P. recorded an impairment charge of $2.1 million for the year ended December 31, 2005 included in “interest and other expenses, net” in its consolidated statements of income.

(d)	Included in this segment are two refined product storage tanks with a total capacity of 180,000 barrels located in Wynnewood, Oklahoma. Refined products may be stored and batched prior to shipment into a third-party pipeline.

(e)	This category consists of the temporarily idled 6-inch Amarillo, Texas to Albuquerque, New Mexico refined product pipeline.
      East Pipeline. The East Pipeline covers 2,090 miles and moves refined products from south to north in pipelines ranging in size from 6 inches to 16 inches. The East Pipeline system also includes 23 product tanks with total storage capacity of approximately 1.2 million barrels at its tank farm installations at McPherson and El Dorado, Kansas. The East Pipeline transports refined petroleum products to its terminals along the system and to receiving pipeline connections in Kansas. Shippers on the East Pipeline obtain refined petroleum products from refineries in southeast Kansas connected to the East Pipeline or through other pipelines directly connected to the pipeline system. The East Pipeline transported approximately 11.5 million barrels for the three months ended March 31, 2006.
      North Pipeline. The North Pipeline runs from west to east approximately 440 miles from its origin at the Tesoro Mandan refinery to the Minneapolis, Minnesota area. The North Pipeline crosses Valero L.P.’s East Pipeline near Jamestown, North Dakota where the two pipelines are connected. While the North Pipeline is currently supplied exclusively by the Tesoro Mandan refinery, it is capable of delivering or receiving products to or from the East Pipeline. The North Pipeline transported approximately 4.1 million barrels for the three months ended March 31, 2006.
      The East and North Pipelines also include 21 truck-loading terminals through which refined petroleum products are delivered to storage tanks and then loaded into petroleum transport trucks. Revenues earned at these terminals relate solely to the volumes transported on the pipeline. In the case of the North Pipeline, separate fees are not charged for the use of these terminals. Instead, the terminalling fees are a portion of the transportation rate included in the pipeline tariff. In the case of the East Pipeline, separate fees are charged for the use of the terminals, but such fees are separately stated within the filed pipeline tariff. As a result, these terminals are included in this segment instead of the refined product terminals segment.
      The following table shows the number of tanks Valero L.P. owned at each of the 21 refined petroleum product terminals connected to the East or North Pipelines, the storage capacity and the pipeline to which each such terminal was connected.

			Related Pipeline
Location of Terminals	Number of Tanks	Tank Capacity	System

		(Barrels)
Iowa:
LeMars	9	103,000	East
Milford	11	172,000	East
Rock Rapids	12	366,000	East

			Related Pipeline
Location of Terminals	Number of Tanks	Tank Capacity	System

		(Barrels)
Kansas:
Concordia	7	79,000	East
Hutchinson	9	161,000	East
Salina	10	98,000	East
Minnesota:
Moorhead	17	498,000	North
Sauk Centre	11	114,000	North
Roseville	13	594,000	North
Nebraska:
Columbus	12	191,000	East
Geneva	39	678,000	East
Norfolk	16	187,000	East
North Platte	22	197,000	East
Osceola	8	79,000	East
North Dakota:
Jamestown (North)	6	141,000	North
Jamestown (East)	13	188,000	East
South Dakota:
Aberdeen	12	181,000	East
Mitchell	8	72,000	East
Sioux Falls	9	381,000	East
Wolsey	21	149,000	East
Yankton	25	246,000	East

Totals	290	4,875,000

      Ammonia Pipeline. The 2,000 mile pipeline originates in the Louisiana delta area where it has access to three marine terminals on the Mississippi River. It runs north through Louisiana and Arkansas into Missouri, where at Hermann, Missouri, one branch splits and goes east into Illinois and Indiana, while the other branch continues north into Iowa and then turns west into Nebraska. The Ammonia Pipeline is connected to 22 other third-party owned terminals, which include two industrial facility delivery locations. Product is supplied to the pipeline from plants in Louisiana and foreign-source product delivered through the marine terminals. Anhydrous ammonia is primarily used as agricultural fertilizer through direct application. It is also used as a component of various types of dry fertilizer, explosives and as a cleaning agent in power plant scrubbers. The Ammonia Pipeline transported approximately 3.0 million barrels (converted from tons) for the three months ended March 31, 2006.

Other Systems
      Valero L.P. also owns three single-use pipelines, located near Umatilla, Oregon, Rawlings, Wyoming and Pasco, Washington, each of which supplies diesel fuel to a railroad fueling facility.

Pipeline Operations
      Revenues for the Central West System are based upon throughput volumes traveling through Valero L.P.’s system and the related tariffs.
      The revenues for the East Pipeline, North Pipeline, and Ammonia Pipeline are based upon volumes and the distance the product is shipped and the related tariffs.

      Pipelines are generally the lowest cost method for intermediate and long-haul overland transportation of refined petroleum products. In general, a shipper on one of Valero L.P.’s refined petroleum product pipelines delivers products to the pipeline from refineries or third party pipelines that connect to the pipelines. Each shipper transporting product on a pipeline is required to supply Valero L.P. with a notice of shipment indicating sources of products and destinations. All shipments are tested or receive refinery certifications to ensure compliance with Valero L.P.’s specifications. Petroleum shippers are generally invoiced by Valero L.P. immediately upon the product entering one of its pipelines.
      The Ammonia Pipeline receives product from anhydrous ammonia plants or from the marine terminals for imported product. Tariffs for transportation are charged to shippers based upon transportation from the origination point on the pipeline to the point of delivery.
      The pipelines in the Central West System, the East Pipeline, the North Pipeline and the Ammonia Pipeline are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA), and the Homeland Security Act. Additionally, the operations and integrity of the Pipelines are subject to the respective state jurisdictions along the route of the systems.
      Except for three single-use pipelines and certain ethanol facilities, all of Valero L.P.’s pipeline operations constitute common carrier operations and are subject to federal tariff regulation. Valero L.P. is authorized by the FERC to adopt market-based rates in approximately one-half of its markets on the East Pipeline system. Common carrier activities are those for which transportation through its pipelines is available at published tariffs filed, in the case of interstate petroleum product shipments, with the FERC or, in the case of intrastate petroleum product shipments in Colorado, Kansas, Louisiana, North Dakota, Oklahoma and Texas, with the relevant state authority, to any shipper of refined petroleum products who requests such services and satisfies the conditions and specifications for transportation. The Ammonia Pipeline is subject to federal regulation by the STB, rather than the FERC, and state regulation by the Louisiana Public Service Commission.
      Valero L.P. uses Supervisory Control and Data Acquisition remote supervisory control software programs to continuously monitor and control the pipelines. The system monitors quantities of products injected in and delivered through the pipelines and automatically signals the appropriate personnel upon deviations from normal operations that require attention.

Demand for and Sources of Refined Products
      The operations of Valero L.P.’s Central West, East and North Pipelines depend in large part on the level of demand for refined products in the markets served by the pipelines and the ability and willingness of refiners and marketers having access to the pipelines to supply such demand by deliveries through the pipelines.
      Virtually all of the refined products delivered through the pipelines in the Central West System are gasoline and diesel fuel that originate at refineries owned by Valero Energy. Demand for these products fluctuates as prices for these products fluctuate. Prices fluctuate for a variety of reasons including the overall balance in supply and demand, which is affected by refinery utilization rates, among other factors. Prices for gasoline and diesel fuel tend to increase in the warm weather months as more people drive automobiles.
      The majority of the refined products delivered through the North Pipeline are delivered to the Minneapolis, Minnesota metropolitan area and consist primarily of gasoline and diesel fuel. Demand for those products fluctuates based on general economic conditions and with changes in the weather as more people tend to drive during the warmer months.
      Much of the refined products delivered through the East Pipeline and volumes on the North Pipeline that are not delivered to Minneapolis are ultimately used as fuel for railroads or in agricultural operations, including fuel for farm equipment, irrigation systems, trucks used for transporting crops and crop drying facilities. Demand for refined products for agricultural use, and the relative mix of products required, is affected by weather conditions in the markets served by the East and North Pipelines. The agricultural sector is also affected by government agricultural policies and crop prices. Although periods of drought suppress agricultural demand for some refined products, particularly those used for fueling farm equipment, the demand for fuel for irrigation systems often increases during such times. The mix of refined products delivered varies seasonally, with gasoline demand peaking in early summer, diesel fuel demand peaking in late summer and propane demand higher in the fall. In addition, weather conditions in the areas served by the East Pipeline affect the mix of the refined products delivered through the East Pipeline, although historically any overall impact on the total volumes shipped has not been significant.
      Valero L.P.’s refined product pipelines are also dependent upon adequate levels of production of refined products by refineries connected to the pipelines, directly or through connecting pipelines. The refineries are, in turn, dependent upon adequate supplies of suitable grades of crude oil. The pipelines in the Central West System are connected to refineries owned by Valero Energy and generally are subject to long-term throughput agreements with Valero Energy. Valero Energy’s refineries connected directly to Valero L.P.’s pipelines obtain crude oil from a variety of foreign and domestic sources. The refineries connected directly to the East Pipeline obtain crude oil from producing fields located primarily in Kansas, Oklahoma and Texas, and, to a much lesser extent, from other domestic or foreign sources. In addition, refineries in Kansas, Oklahoma and Texas are also connected to the East Pipeline through other pipelines. These refineries obtain their supplies of crude oil from a variety of sources. The pipelines in Valero L.P.’s Central West System are dependent upon the refineries owned by Valero Energy to which they connect. If operations at one of these refineries were discontinued or reduced, it could be material to Valero L.P.’s operations, although it would endeavor to minimize the impact by seeking alternative customers for those pipelines. The North Pipeline is heavily dependent on the Tesoro Mandan refinery, which primarily operates on North Dakota crude oil although it has the ability to access other crude oils. If operations at the Tesoro Mandan refinery were interrupted, it could have a material adverse effect on Valero L.P.’s operations. Other than the refineries owned by Valero Energy to which Valero L.P.’s pipelines connect and the Tesoro Mandan refinery, if operations at any one refinery were discontinued, Valero L.P. believes (assuming unchanged demand for refined products in markets served by the refined product pipelines) that the effects thereof would be short-term in nature and its business would not be materially adversely affected over the long-term because such discontinued production could be replaced by other refineries or by other sources.
      Virtually all of the refined products transported through the pipelines in the Central West System are produced by refineries owned by Valero Energy. The majority of the refined products transported through the East Pipeline is produced at three refineries located at McPherson and El Dorado, Kansas and Ponca City, Oklahoma, which are operated by the National Cooperative Refining Association (NCRA), Frontier Refining and ConocoPhillips Company, respectively. The NCRA and Frontier Oil Corporation refineries are connected directly to the East Pipeline. The McPherson, Kansas refinery operated by NCRA accounted for approximately 33.8% of the total amount of product shipped over the East Pipeline in 2005. The East Pipeline also has direct access by third party pipelines to four other refineries in Kansas, Oklahoma and Texas and to Gulf Coast supplies of products through connecting pipelines that receive products from pipelines originating on the Gulf Coast.

Demand for and Sources of Anhydrous Ammonia
      The Ammonia Pipeline is one of two major anhydrous ammonia pipelines in the United States and the only one that has the capability of receiving foreign production directly into the system and transporting anhydrous ammonia into the nation’s corn belt. This ability to receive either domestic or foreign anhydrous ammonia is a competitive advantage over the next largest ammonia system, which originates in Oklahoma and Texas, then extends into Iowa.
      Valero L.P.’s Ammonia Pipeline operations depend on overall nitrogen fertilizer use, management practice, the level of demand for direct application of anhydrous ammonia as a fertilizer for crop production (Direct Application), the weather, as Direct Application is not effective if the ground is too wet or too dry, and the price of natural gas, the primary component of anhydrous ammonia.
      Corn producers have several fertilizer alternatives such as liquid, dry or Direct Application. Liquid and dry fertilizers are both upgrades of anhydrous ammonia and therefore are generally more costly but are less sensitive to weather conditions during application. Direct Application is the cheapest method of fertilizer application.

Customers
      The largest customer of Valero L.P.’s refined product pipeline segment was Valero Energy, which accounted for $89.7 million, or 57.9% of the total segment revenues, for the year ended December 31, 2005. In addition to Valero Energy, Valero L.P. had a total of approximately 57 shippers for the year ended December 31, 2005, including integrated oil companies, refining companies, farm cooperatives and a railroad. No other customer accounted for more than 10% of the total revenues of the segment for the year ended December 31, 2005.

Competition and Business Considerations
      Because pipelines are generally the lowest cost method for intermediate and long-haul movement of refined petroleum products, Valero L.P.’s more significant competitors are common carrier and proprietary pipelines owned and operated by major integrated and large independent oil companies and other companies in the areas where Valero L.P. delivers products. Competition between common carrier pipelines is based primarily on transportation charges, quality of customer service and proximity to end users. Valero L.P. believes high capital costs, tariff regulation, environmental considerations and problems in acquiring rights-of-way make it unlikely that other competing pipeline systems comparable in size and scope to Valero L.P.’s pipelines will be built in the near future, provided Valero L.P.’s pipelines have available capacity to satisfy demand and its tariffs remain at reasonable levels.
      The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be served economically by any terminal. Transportation to end users from Valero L.P.’s loading terminals is conducted primarily by trucking operations of unrelated third parties. Trucks may competitively deliver products in some of the areas served by Valero L.P.’s pipelines. However, trucking costs render that mode of transportation uncompetitive for longer hauls or larger volumes. Valero L.P. does not believe that trucks are, or will be, effective competition to its long-haul volumes over the long-term.
      The pipelines within the Central West System are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. As a result, Valero L.P. believes that it will not face significant competition for transportation services provided to the Valero Energy refineries Valero L.P. serves. For a description of the various agreements between Valero Energy and Valero L.P., refer to “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy.”
      The East and North Pipelines’ major competitor is an independent, regulated common carrier pipeline system owned by Magellan Midstream Partners, L.P. (Magellan), formerly the Williams Companies, Inc., that operates parallel to the East Pipeline and in close proximity to the North Pipeline. The Magellan system is a substantially more extensive system than the East and North Pipelines. Competition with Magellan is based primarily on transportation charges, quality of customer service and proximity to end users. In addition, refined product pricing at either the origin or terminal point on a pipeline may outweigh transportation costs. Certain of the East Pipeline’s and the North Pipeline’s delivery terminals are in direct competition with Magellan’s terminals.
      Competitors of the Ammonia Pipeline include another anhydrous ammonia pipeline that originates in Oklahoma and Texas, and terminates in Iowa. The competitor pipeline has the same Direct Application demand and weather issues as the Ammonia Pipeline but is restricted to domestically produced anhydrous ammonia. Midwest production barges and railroads represent other forms of direct competition to the pipeline under certain market conditions.
          Crude Oil Pipelines
      Valero L.P.’s crude oil pipeline operations consist primarily of the transportation of crude oil and other feedstocks, such as gas oil, from various points in Texas, Oklahoma, Kansas and Colorado to Valero Energy’s McKee, Three Rivers and Ardmore refineries. Also included in this segment are Valero L.P.’s four crude oil storage facilities in Texas and Oklahoma that are located along the crude oil pipelines and in which crude oil may be stored and batched prior to shipment in the crude oil pipelines. With the exception of the crude oil storage tanks at Corpus Christi discussed below in “— Crude Oil Storage Tanks”, Valero L.P. does not generate any separate revenue from these four crude oil storage facilities. The costs associated with the crude oil storage facilities are considered in establishing the tariffs charged for transporting crude oil from the crude oil storage facilities to the refineries.
      As of March 31, 2006, Valero L.P. had an ownership interest in eleven crude oil pipelines with an aggregate length of 854 miles. Valero L.P. charges tariffs on a per barrel basis for transporting crude oil and other feedstocks in its crude oil pipelines.
      The following table sets forth information about each of Valero L.P.’s crude oil pipelines:

					Three Months Ended
					March 31, 2006

	Valero Energy			Capacity		Capacity
Origin and Destination	Refinery	Length	Ownership	(Barrels/Day)	Throughput	Utilization

		(Miles)		(Barrels/Day)	(Barrels/Day)
Cheyenne Wells, CO to McKee	McKee	252	100.0%	17,500	9,807	56%
Dixon, TX to McKee	McKee	44	100.0%	85,000	38,493	45%
Hooker, OK to Clawson, TX(a)	McKee	41	50.0%	22,000	18,421	84%
Clawson, TX to McKee(b)	McKee	31	100.0%	36,000	15,873	95%
Wichita Falls, TX to McKee	McKee	272	100.0%	110,000	67,315	61%
Corpus Christi, TX to Three Rivers	Three Rivers	70	100.0%	120,000	75,398	63%
Ringgold, TX to Wasson, OK(b)	Ardmore	44	100.0%	90,000	62,865	70%
Healdton to Ringling, OK	Ardmore	4	100.0%	52,000	3,585	7%
Wasson, OK to Ardmore (8”-10”)(c)	Ardmore	24	100.0%	90,000	67,897	75%
Wasson, OK to Ardmore (8”)(c)	Ardmore	15	100.0%	40,000	22,162	55%
Patoka, IL to Wood River, IL	N/A	57	23.8%	60,600	45,859	76%

Total		854		723,100	427,675	62%

(a)	Valero L.P. receives 50% of the tariff with respect to 100% of the barrels transported in the Hooker, Oklahoma to Clawson, Texas pipeline. Accordingly, the capacity, throughput and capacity utilization are given with respect to 100% of the pipeline.

(b)	This pipeline transports barrels relating to two tariff routes, one beginning at the pipeline’s origin and ending at its destination, and one with an origin or destination on another connecting Valero L.P. pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline’s origin and ending at this pipeline’s destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipeline have been taken into account.

(c)	The Wasson, Oklahoma to Ardmore (8” - 10”) pipelines referred to above originate at Wasson as two pipelines but merge into one pipeline prior to reaching Ardmore.
      The following table sets forth information about Valero L.P.’s crude oil storage facilities associated with the crude oil pipeline segment:

						Throughput
	Valero Energy		Number	Mode of	Mode of	Three Months Ended
Location	Refinery	Capacity	of Tanks	Receipt	Delivery	March 31, 2006

		(Barrels)				(Barrels/Day)
Dixon, TX	McKee	240,000	3	pipeline	pipeline	38,493
Ringgold, TX	Ardmore	600,000	2	pipeline	pipeline	62,865
Wichita Falls, TX	McKee	660,000	4	pipeline	pipeline	67,315
Wasson, OK	Ardmore	225,000	2	pipeline	pipeline	90,059

Total		1,725,000	11			258,732

      For the year ended December 31, 2005, Valero Energy accounted for 100% of the total segment revenues, as Valero Energy is the only customer of Valero L.P.’s crude oil pipeline segment.

Competition and Business Considerations
      Valero L.P.’s crude oil pipelines are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. As a result, Valero L.P. believes that it will not face significant competition for transportation services provided to those refineries owned by Valero Energy. For a description of the various agreements between Valero Energy and Valero L.P., refer to “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy.”
          Crude Oil Storage Tanks
      Valero L.P.’s crude oil storage tanks operations consist primarily of storing and delivering crude oil to Valero Energy’s refineries in Benicia, Corpus Christi and Texas City.
      At March 31, 2006, Valero L.P. owned 60 crude oil and intermediate feedstock storage tanks and related assets with aggregate storage capacity of approximately 12.5 million barrels. The land underlying the tanks at the Benicia, Corpus Christi and Texas City refineries are subject to long-term operating leases with Valero Energy. For further discussion, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero L.P. — Related Party Transactions — Crude Oil Storage Tank Agreements.” The land underlying the tanks at the Corpus Christi, TX (North Beach) facility is subject to a 20-year noncancellable lease with the port authority of Corpus Christi of approximately $142,000 annually through 2014, at which time the lease is renewable every five years, for a total of 20 renewable years. Valero L.P. charges a fee for each barrel of crude oil or certain other feedstocks that Valero L.P. delivers to Valero Energy’s Benicia, Corpus Christi West and Texas City refineries.
      The following table sets forth information about Valero L.P.’s crude oil storage tanks:

						Throughput
	Valero Energy		Number		Mode of	Three Months Ended
Location	Refinery	Capacity	of Tanks	Mode of Receipt	Delivery	March 31, 2006

		(Barrels)				(Barrels/Day)
Benicia, CA	Benicia	3,815,000	16	marine/pipeline	pipeline	147,412
Corpus Christi, TX	Corpus Christi	4,023,000	26	marine	pipeline	163,926
Texas City, TX	Texas City	3,087,000	14	marine	pipeline	201,735
Corpus Christi, TX (North Beach)(a)	Three Rivers	1,600,000	4	marine	pipeline	—

		12,525,000	60			513,073

(a)	Valero L.P. does not report throughput for the Corpus Christi North Beach storage facility, as revenues for this facility are based on a lease agreement with Valero Energy.

Principal Customers
      For the year ended December 31, 2005, Valero Energy accounted for 100% of the total segment revenues, as Valero Energy is the only customer of Valero L.P.’s crude oil storage tank segment.

Competition and Business Considerations
      Valero L.P.’s crude oil storage tanks are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these tanks. As a result, Valero L.P. believes that it will not face significant competition for its services provided to those refineries owned by Valero Energy. For a description of the various agreements between Valero

Energy and Valero L.P., refer to “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy.”
Employees
      Valero L.P. has no employees. Valero GP, LLC, the general partner of the general partner of Valero L.P., manages Valero L.P.’s operations with its employees. In addition, pursuant to the Services Agreement described under “Certain Relationships and Related Transactions — Valero L.P.’s Relationship with Valero Energy,” employees of subsidiaries of Valero Energy provide certain services to Valero GP, LLC. As of April 30, 2006, Valero GP, LLC had 1,258 employees. Valero GP, LLC believes that its relationship with its employees is satisfactory.
      For a discussion of how employee benefit plans will be transferred to Valero GP, LLC upon closing of this offering, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero GP Holdings, LLC — Liquidity and Capital Resources — Employee Benefits.”
Rate Regulation
      Several of Valero L.P.’s petroleum pipelines are interstate common carrier pipelines, which are subject to regulation by the FERC under the October 1, 1977 version of the Interstate Commerce Act (ICA) and the Energy Policy Act of 1992 (the EP Act). The ICA and its implementing regulations give the FERC authority to regulate the rates charged for service on the interstate common carrier pipelines and generally require the rates and practices of interstate oil pipelines to be just and reasonable and nondiscriminatory. The ICA also requires tariffs to be maintained on file with the FERC that set forth the rates it charges for providing transportation services on its interstate common carrier liquids pipelines as well as the rules and regulations governing these services. The EP Act deemed certain rates in effect prior to its passage to be just and reasonable and limited the circumstances under which a complaint can be made against such “grandfathered” rates. The EP Act and its implementing regulations also allow interstate common carrier oil pipelines to annually index their rates up to a prescribed ceiling level. In addition, the FERC retains cost-of-service ratemaking, market-based rates and settlement rates as alternatives to the indexing approach.
      Valero L.P.’s interstate anhydrous ammonia pipeline is subject to regulation by the Surface Transportation Board (STB) under the current version of the ICA. The ICA and its implementing regulations give the STB authority to regulate the rates Valero L.P. charges for service on the ammonia pipeline and generally require that Valero L.P.’s rates and practices be just and reasonable and nondiscriminatory.
      Additionally, the rates and practices for Valero L.P.’s intrastate common carrier pipelines are subject to regulation by state commissions in Colorado, Kansas, Louisiana, North Dakota, Oklahoma and Texas. Although the applicable state statutes and regulations vary, they generally require that intrastate pipelines publish tariffs setting forth all rates, rules and regulations applying to intrastate service, and generally require that pipeline rates and practices be reasonable and nondiscriminatory. Shippers may also challenge Valero L.P.’s intrastate tariff rates and practices on its pipelines.

Valero L.P.’s Pipelines Rates
      Neither the FERC nor the state commissions have investigated Valero L.P.’s rates or practices, and none of those rates are currently subject to challenge or complaint. Valero L.P. does not currently believe that it is likely that there will be a challenge to the tariffs on its petroleum products or crude oil pipelines by a current shipper that would materially affect its revenues or cash flows. In addition, Valero Energy is a significant shipper on many of Valero L.P.’s pipelines. Valero Energy has contractually committed to refrain from challenging several of Valero L.P.’s petroleum products and crude oil tariffs until at least April 2008. Please read “Certain Relationships and Related Transactions — Related Party Transactions — Pipelines and Terminals Usage Agreement — McKee, Three Rivers and Ardmore.” Valero Energy has also agreed to be responsible for certain ICA liabilities with respect to activities or conduct occurring during periods prior to April 16, 2001. However, the FERC, the STB or a state regulatory commission could investigate Valero L.P.’s tariffs on their own motion or at the urging of a third party. Also, since Valero L.P.’s pipelines are common carrier pipelines, Valero L.P. may be required to accept new shippers who wish to transport in its pipelines and who could potentially decide to challenge Valero L.P.’s tariffs.
Environmental and Safety Regulation

General
      Valero L.P.’s operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management and pollution prevention measures. Valero L.P.’s operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with Valero L.P.’s operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases Valero L.P.’s capital expenditures and its overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.
      Valero L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of its pipelines, its employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of crude oil and refined products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.

Water
      The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous or more stringent state statutes impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into state waters or waters of the United States is prohibited, except in accordance with the terms of a permit issued by applicable federal or state authorities. The Oil Pollution Act, enacted in 1990, amends provisions of the Clean Water Act as they pertain to prevention and response to oil spills. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require the use of dikes and similar structures to help prevent contamination of state waters or waters of the United States in the event of an overflow or release.

Air Emissions
      Valero L.P.’s operations are subject to the Federal Clean Air Act, as amended, and analogous or more stringent state and local statutes. The Clean Air Act Amendments of 1990, along with more restrictive interpretations of the Clean Air Act, may result in the imposition over the next several years of certain pollution control requirements with respect to air emissions from the operations of Valero L.P.’s pipelines, storage tanks and terminals. The Environmental Protection Agency (EPA) has been developing, over a period of many years, regulations to implement these requirements. Depending on the nature of those regulations, and upon requirements that may be imposed by state and local regulatory authorities; Valero L.P. may be required to incur certain capital expenditures over the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals and addressing other air emission-related issues.
      Due to the broad scope of the issues involved and the complex nature of the regulations, full development and implementation of many Clean Air Act regulations have been delayed. Until such time as the new Clean Air Act requirements are implemented, Valero L.P. is unable to estimate the effect on its financial condition or results of operations or the amount and timing of such required expenditures. At this time, however, Valero L.P. does not believe that it will be materially affected by any such requirements.

      In addition, EPA has recently revised its fuel content regulations under Section 211 of the Clean Air Act. These regulations tighten diesel fuel specifications and effectively eliminate the use of MTBE in gasoline. In response to these regulations, many refineries are expected to undergo maintenance turnarounds in the first half of 2006. Certain of Valero Energy’s refineries served by Valero L.P.’s assets are scheduled to undergo maintenance turnarounds to address these environmental regulations. As a result, Valero L.P. expects this period of high maintenance turnaround activity will negatively impact its throughputs and revenues for the first half of 2006. Additionally, Valero L.P. expects higher maintenance expense will negatively impact the results of its operations for the first half of 2006.

Solid Waste
      Valero L.P. generates non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act (RCRA) and analogous or more stringent state statutes. RCRA also governs the disposal of hazardous wastes. Valero L.P. is not currently required to comply with a substantial portion of RCRA requirements because its operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as “hazardous wastes.” Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

Hazardous Substances
      The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA and also known as Superfund, and analogous or more stringent state laws, imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site and entities that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek recovery from the responsible classes of persons for the costs that they incur. In the course of Valero L.P.’s ordinary operations, it may generate waste that falls within CERCLA’s definition of a “hazardous substance.”
      Valero L.P. currently owns or leases, and has in the past owned or leased, properties where hydrocarbons are being or have been handled. Although Valero L.P. has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by Valero L.P. or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under Valero L.P.’s control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, Valero L.P. could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. In addition, Valero L.P. may be exposed to joint and several liability under CERCLA for all or part of the costs required to clean up sites at which hazardous substances may have been disposed of or released into the environment.
      Remediation of subsurface contamination is in process at many of Valero L.P.’s pipeline and terminal sites. Based on current investigative and remedial activities, Valero L.P. believes that the cost of these activities will not materially affect its financial condition or results of operations. Such costs, however, are often unpredictable and, therefore, there can be no assurances that the future costs will not become material.

Pipeline Integrity and Safety
      Valero L.P.’s pipelines are subject to extensive federal and state laws and regulations governing pipeline integrity and safety. The federal Pipeline Safety Improvement Act of 2002 and its implementing regulations (collectively, PSIA) generally require pipeline operators to maintain qualification programs for key pipeline operating personnel, to review and update their existing pipeline safety public education programs, to provide information for the National Pipeline Mapping System, to maintain spill response plans and conduct spill response training and to implement integrity management programs for pipelines that could affect high consequence areas (i.e., areas with concentrated populations, navigable waterways and other unusually sensitive areas). While compliance with PSIA and analogous or more stringent state laws may affect Valero L.P.’s capital expenditures and operating expenses, Valero L.P. believes that the cost of such compliance will not materially affect its competitive position and will not have a material effect on its financial condition or results of operations.

Capital Expenditures Attributable to Compliance with Environmental Regulations
      In 2005, Valero L.P.’s capital expenditures attributable to compliance with environmental regulations were approximately $0.1 million, and are currently estimated to be approximately $2.5 million for 2006. The increase in capital expenditures between 2005 and 2006 is due to the Kaneb acquisition. The estimates for 2006 do not include amounts related to capital investments at Valero L.P.’s facilities that Valero L.P.’s management has deemed to be strategic investments rather than expenditures relating to environmental regulatory compliance.
Title to Properties
      Valero L.P.’s principal properties are described above in “Business of Valero L.P. — Business Segments” and that information is included herein by reference. Valero L.P. believes that it has satisfactory title to all of its assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by Valero L.P. or its predecessors, Valero L.P. believes that none of these burdens will materially detract from the value of these properties or from its interest in these properties or will materially interfere with their use in the operation of Valero L.P.’s business. In addition, Valero L.P. believes that it has obtained sufficient right-of-way grants and permits from public authorities and private parties for it to operate its business in all material respects as described in this prospectus. Valero L.P. performs scheduled maintenance on all of its pipelines, terminals, crude oil tanks and related equipment and makes repairs and replacements when necessary or appropriate. Valero L.P. believes that all of its pipelines, terminals, crude oil tanks and related equipment have been constructed and are maintained in all material respects in accordance with applicable federal, state and local laws and the regulations and standards prescribed by the American Petroleum Institute, the Department of Transportation and accepted industry practice. Please read “Business of Valero L.P. — Business Segments.”
Legal Proceedings and Other Contingencies

Valero L.P.
      Valero L.P. is named as a defendant in litigation relating to its normal business operations, including regulatory and environmental matters. Valero L.P. is insured against various business risks to the extent Valero L.P. believes it is prudent; however, there can be no assurance that the nature and amount of such insurance will be adequate, in every case, to indemnify Valero L.P. against liabilities arising from future legal proceedings as a result of its ordinary business activity.
      With respect to the environmental proceedings listed below, if any one or more of them were decided against Valero L.P., Valero L.P. believes that it would not have a material effect on its consolidated financial position. However, it is not possible to predict the ultimate outcome of any of these proceedings or whether such ultimate outcome may have a material effect on Valero L.P.’s consolidated financial position.

      Grace Energy Corporation Matter. In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base (Otis AFB) in Massachusetts. Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb’s acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.
      In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the trial court’s final judgment to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. Once that stay is lifted, Valero L.P. intends to resume vigorous prosecution of the appeal.
      Otis AFB is a part of a Superfund Site pursuant to CERCLA. The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the Texas state court’s final judgment assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two spill areas. In 2002, the Department of Justice asserted that it had incurred over $49.0 million in costs and expected to incur additional costs of approximately $19.0 million for remediation of the two spill areas. The Department of Justice has not filed a lawsuit against Valero L.P. on this matter and Valero L.P. has not made any payments toward costs incurred by the Department of Justice.
      Port of Vancouver Matter. Valero L.P. owns a chemical and refined products terminal on property owned by the Port of Vancouver, and Valero L.P. leases the land under the terminal from the Port of Vancouver. Under an Agreed Order entered into with the Washington Department of Ecology when Kaneb purchased the terminal in 1998, Kaneb agreed to investigate and remediate groundwater contamination by the terminal’s previous owner and operator originating from the terminal. Investigation and remediation at the terminal are ongoing in compliance with the Agreed Order. In April 2006, the Washington Department of Ecology commented on Valero L.P.’s site investigation work plan and asserted that the groundwater contamination at the terminal was commingled with a groundwater contamination plume under other property owned by the Port of Vancouver. Valero L.P. disputes this assertion. No lawsuits have been filed against Valero L.P. in this matter, and Valero L.P.’s liability for any portion of total future remediation costs of the commingled plume is not reasonably estimable at this time. Factors that could affect estimated remediation costs include whether Kaneb will have ultimate responsibility for some portion of the commingled plume, the Port of Vancouver’s contribution to the remediation effort and the amount the Port of Vancouver actually receives from other potentially responsible parties.
      Environmental and Safety Compliance Matters. While it is not possible to predict the outcome of the following environmental and safety compliance proceedings, if any one or more of them were decided adversely against Valero L.P., Valero L.P. believes that there would be no material effect on its consolidated financial position, liquidity or results of operations. Nevertheless, Valero L.P. reports these proceedings to comply with Securities and Exchange Commission regulations, which require it to disclose proceedings arising under federal, state or local provisions regulating the discharge of materials into the environment or protecting the environment if Valero L.P. reasonably believes that such proceedings will result in monetary sanctions of $100,000 or more.

      In particular, the California Bay Area Air Quality Management District has proposed penalties totaling $381,000 for air violations at the Selby Terminal; the Illinois State General’s Office has proposed penalties totaling $133,000 related to a pipeline leak at the Chillicothe Terminal; and the Pipeline and Hazardous Materials Safety Agency has proposed penalties totaling $255,000 based on alleged violations of various pipeline safety requirements in the McKee System. Valero L.P. is currently in settlement negotiations with these government agencies to resolve these matters. The California Bay Area Air Quality Management District has also proposed penalties totaling $494,000 for alleged air violations at the Martinez Terminal. The Martinez Terminal was sold to Pacific Energy Group LLC, a subsidiary of Pacific Energy Partners, L.P., on September 30, 2005. As part of the asset purchase agreement, Pacific Energy Group LLC, a subsidiary of Pacific Energy Partners, L.P., assumed responsibility for the notices of violation at the Martinez Terminal.
      Valero L.P. is also a party to additional claims and legal proceedings arising in the ordinary course of business. Valero L.P. believes that the possibility is remote that the final outcome of any of these claims or proceedings to which it is a party would have a material adverse effect on Valero L.P.’s financial position, results of operations or liquidity; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on Valero L.P.’s results of operations, financial position or liquidity.

MANAGEMENT
Valero GP Holdings, LLC
Our Board of Directors
      Our current board of directors consists of one member, William E. Greehey. Our current board will appoint an independent director prior to the closing of this offering. The board also expects to appoint two additional independent directors at the close of this offering. The members of the board of directors will serve staggered terms, as a result only a portion of the board of directors will be elected each year. Initially, the board intends to appoint four functioning committees: an audit committee, a conflicts committee, a compensation committee and a nominating committee. The additional independent directors to be appointed following this offering are expected to serve on one or more of the committees described below. Upon completion of this offering, subsidiaries of Valero Energy will own approximately 61% of our outstanding units. Although we will not be required to have a majority of independent directors, nor compensation or nominating committees, we expect to have a majority of independent directors at the close of this offering and we expect to have compensation and nominating committees.
      Audit Committee. We currently contemplate that the audit committee will consist of three directors. All members of the audit committee will be independent under the independence standards established by the NYSE and SEC rules, and the committee expects to have an “audit committee financial expert,” as defined under SEC rules. The audit committee will recommend to the board the independent public accountants to audit our financial statements and establish the scope of, and oversee, the annual audit. The committee also will approve any other services provided by its auditor. The audit committee will provide assistance to the board in fulfilling its oversight responsibility to the unitholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence and the performance of our internal audit function. The audit committee will oversee our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and the board have established. In doing so, it will be the responsibility of the audit committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of our company.
      Conflicts Committee. We currently contemplate that the conflicts committee will consist of three independent directors. The conflicts committee will review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to our company. Our limited liability company agreement provides that members of the committee may not be officers or employees of our company or directors, officers or employees of any of our affiliates and must meet the independence standards for service on an audit committee of a board of directors as established by the NYSE and SEC rules. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to our company and approved by all of our unitholders.
      Compensation Committee. Even though we will not be required to have a compensation committee, we currently contemplate having a compensation committee consisting of two or more independent members. The compensation committee will have the limited function of administering our long-term incentive plan and any future compensation plans. Please read “— Long-Term Incentive Plan.”
      Nominating/Governance Committee. We currently contemplate that the nominating/governance committee will consist of up to three directors. This committee will nominate candidates to serve on our board of directors. The nominating committee also will be responsible for monitoring a process to assess director, board and committee effectiveness, developing and implementing our corporate governance guidelines and otherwise taking a leadership role in shaping the corporate governance of our company.
      While our executive officers and our Chairman of the Board serve in similar roles with Valero GP, LLC, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

      Meetings. Our board will hold regular and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called with reasonable notice to each member upon request of the chairman of the board or upon the written request of any three board members. A quorum for a regular or special meeting will exist when a majority of the members are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a board meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.
Our Board of Directors and Executive Officers
      The following table shows information for members of our board of directors and our executive officers. Members of our board of directors will serve staggered terms, as a result only a portion of the board of directors will be elected each year. As a result of their initial ownership of approximately 61% of our member interests, subsidiaries of Valero Energy will retain the ability to elect, remove and replace at any time any or all of our directors.

Name	Age	Position with Our Company

William E. Greehey	70	Chairman of the Board
Curtis V. Anastasio	50	President and Chief Executive Officer
Steven A. Blank	51	Senior Vice President, Chief Financial Officer and Treasurer
Thomas R. Shoaf	47	Vice President and Controller
Bradley C. Barron	40	Vice President — General Counsel and Secretary
      For biographical information, please read “— Valero L.P. — Directors and Executive Officers of Valero GP, LLC.”
Executive Compensation
      Pursuant to our new Administration Agreement, we will pay Valero GP, LLC approximately $500,000 annually for administrative services, which includes payment for the time our executive officers (who are employees of Valero GP, LLC) who devote to the management of our company.
Employment Agreements
      Our executive officers are also executive officers of Valero GP, LLC. These executive officers do not have employment agreements in their capacity as our officers.
Compensation of Directors
      Our independent directors will receive the following compensation: a $1,000 fee for each in-person board meeting attended, a $500 fee for each telephonic board meeting attended, a $1,000 fee for each in-person committee meeting attended, a $500 fee for each telephonic committee meeting attended, a $30,000 annual retainer, a $10,000 annual retainer for serving as chairman of a committee of the board, a $30,000 annual retainer for serving as chairman of the board, and an annual grant of restricted common units under the Valero GP Holdings, LLC Long-Term Incentive Plan having an aggregate value of $20,000 at the time of grant, which vest over three years. A non-employee director serving as chairman of the board will not receive meeting fees for attending committee meetings. In addition, each independent member of our board will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a member of our board to the extent permitted under Delaware law.
Long-Term Incentive Plan
      General. We intend to adopt the Valero GP Holdings Long-Term Incentive Plan for employees, consultants and directors of us and our affiliates who perform services for us. The long-term incentive plan will consist of unit grants, restricted units, phantom units, performance units, unit options and unit appreciation rights. The long-term incentive plan will permit the grant of awards covering an aggregate of 2,000,000 units. The plan will be administered by the compensation committee of our board of directors.

      Our board of directors, or its compensation committee, in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. Our board of directors, or its compensation committee, also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.
      Unit Grants. The long-term incentive plan will permit the grant of units. A unit grant is a grant of units that vest immediately upon issuance.
      Restricted Units and Phantom Units. A restricted unit is a unit that is subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a unit. The compensation committee may determine to make grants under the plan of restricted units and phantom units to employees and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which restricted units and phantom units granted to employees, consultants and directors will vest. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units and phantom units will vest upon a change of control of our company, as defined in the plan, unless provided otherwise by the compensation committee.
      If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s unvested restricted units and phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. If a grantee’s employment or membership in the board of directors terminates as a result of retirement, death or disability, the grantee’s restricted units and phantom units shall immediately vest and become non-forfeitable as of such date. Units to be delivered in connection with the grant of restricted units or upon the vesting of phantom units may be units acquired by us on the open market, units already owned by us, units acquired by us from any other person or any combination of the foregoing. If we issue new units in connection with the grant of restricted units or upon vesting of the phantom units, the total number of units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution rights with respect to restricted units and tandem distribution equivalent rights with respect to phantom units.
      Unit Options and Unit Appreciation Rights. The long-term incentive plan, will permit the grant of options covering units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in units, cash, or a combination thereof, as determined by the compensation committee in its discretion. The compensation committee will be able to make grants of unit options and unit appreciation rights under the plan to employees and directors containing such terms as the committee shall determine. Unit options and unit appreciation rights may not have an exercise price that is less than the fair market value of the units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the compensation committee. In addition, the unit options and unit appreciation rights will become exercisable upon a change in control of our company, as defined in the plan, unless provided otherwise by the committee. The compensation committee, in its discretion may grant tandem distribution equivalent rights with respect to unit options and unit appreciation rights.
      Upon exercise of a unit option (or a unit appreciation right settled in units), we will acquire units on the open market or directly from any other person or use units already owned by us, or any combination of the foregoing. If we issue new units upon exercise of the unit options (or a unit appreciation right settled in units), the total number of units outstanding will increase, and we will receive the proceeds from an optionee upon exercise of a unit option. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees and directors and to align their economic interests with those of unitholders.

Valero L.P.
Directors and Executive Officers of Valero GP, LLC
      Valero L.P. does not have directors or officers. The directors and officers of Valero GP, LLC, the general partner of Valero L.P.’s general partner, Riverwalk Logistics, L.P., perform all management functions for Valero L.P. The officers of Valero GP, LLC will devote substantially all of their time to overseeing the management, operations, corporate development and future acquisition initiatives of our and Valero L.P.’s businesses. We select the directors of Valero GP, LLC. Officers of Valero GP, LLC are appointed by its directors.
      Set forth below is certain information concerning the directors and executive officers of Valero GP, LLC:

Name	Age	Position Held with Valero GP, LLC

William E. Greehey	70	Chairman of the Board
Curtis V. Anastasio	50	President, Chief Executive Officer and Director
J. Dan Bates	61	Director
Dan J. Hill	65	Director
Gregory C. King	45	Director
William R. Klesse	59	Director
Stan McLelland	61	Director
Rodman D. Patton	63	Director
Steven A. Blank	51	Senior Vice President, Chief Financial Officer and Treasurer
James R. Bluntzer	51	Senior Vice President-Operations
Mary F. Morgan	53	Vice President-Marketing and Business Development
Brad R. Ramsey	37	Vice President-Engineering
Rodney L. Reese	55	Vice President-Regional Operations
Thomas R. Shoaf	47	Vice President and Controller
Bradley C. Barron	40	Vice President — General Counsel and Secretary
      Mr. Greehey became Chairman of the board of directors of Valero GP, LLC in January 2002. Mr. Greehey has served as Chairman of the board of directors of Valero Energy since 1979. Mr. Greehey was Chief Executive Officer of Valero Energy from 1979 through December 2005. He was also President of Valero Energy from 1998 until January 2003.
      Mr. Anastasio became the President and a director of Valero GP, LLC in December 1999. He also became its Chief Executive Officer in June 2000. He served as Vice President, General Counsel, and Secretary of Ultramar Diamond Shamrock Corporation (UDS) from 1997 until December 1999.
      Mr. Bates became a director of Valero GP, LLC in April 2006. Mr. Bates has been President and Chief Executive Officer of the Southwest Research Institute since 1997. Mr. Bates also serves as Chairman Pro-Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch board of directors, and as Chairman of the Board of Signature Science L.L.C. and Southwest Automotive Research Center.
      Mr. Hill became a director of Valero GP, LLC in July 2004. From February 2001 through May 2004, he served as a consultant to El Paso Corporation. Prior to that, he served as President and Chief Executive Officer of Coastal Refining and Marketing Company. In 1978, Mr. Hill was named as Senior Vice President of The Coastal Corporation and President of Coastal States Crude Gathering. In 1971, he began managing Coastal’s NGL business. Previously, Mr. Hill worked for Amoco and Mobil.
      Mr. King became a director of Valero GP, LLC in January 2002. He has served as President of Valero Energy since January 2003. He served as Executive Vice President and General Counsel of Valero Energy from September 2001, until January 2003. Mr. King served as Valero Energy’s Executive Vice President and Chief

Operating Officer from January 2001 until September 2001. Mr. King was Senior Vice President and Chief Operating Officer of Valero Energy from 1999 to January 2001.
      Mr. Klesse became a director of Valero GP, LLC in December 1999. He has been Chief Executive Officer of Valero Energy since the end of December 2005. Prior to that he served as the Executive Vice President and Chief Operating Officer of Valero Energy from January 2003 until January 2006. He previously served as Executive Vice President-Refining and Commercial Operations of Valero Energy from January 2002 until January 2003. He had served as Executive Vice President, Operations of UDS from January 1999 through December 2001.
      Mr. McLelland became a director of Valero GP, LLC in October 2005. Mr. McLelland has served as a director of three privately held companies, Continuum Chemical Corporation, Patton Surgical Corp. and the general partner of Yorktown Technologies, LP since November 2002, November 2003 and June 2004, respectively. Mr. McLelland was U.S. Ambassador to Jamaica from January 1997 until March 2001. Prior to being named U.S. Ambassador to Jamaica, Mr. McLelland was a senior executive with Valero Energy. He joined Valero Energy in 1981 as Senior Vice President and General Counsel. He served as Executive Vice President and General Counsel from 1990 until 1997.
      Mr. Patton became a director of Valero GP, LLC in June 2001. He retired from Merrill Lynch & Co. in 1999 where he had served as Managing Director in the Energy Group since 1993. Prior to that, he served in investment banking and corporate finance positions with Credit Suisse First Boston (1981-1993) and Blyth Eastman Paine Webber (1971-1981). He is a director of Apache Corporation.
      Mr. Blank became Senior Vice President and Chief Financial Officer of Valero GP, LLC in January 2002. From December 1999 until January 2002, he was Chief Accounting and Financial Officer and a director of Valero GP, LLC. He also served as UDS’s Vice President and Treasurer from December 1996 until January 2002, when he became Vice President-Finance of Valero Energy.
      Mr. Bluntzer became Senior Vice President-Operations of Valero GP, LLC in October 2005. He served as Vice President-Operations of Valero GP, LLC from February 2004 until October 2005. He served as Vice President-Terminal Operations of Valero GP, LLC from May 2003 to February 2004. He served as Special Projects Director of Valero GP, LLC from January 2002 to May 2003 and as Vice President of Midstream Operations of Valero Energy from June 2001 to January 2002. He served as Refinery Logistics & Supply Chain Director of Valero Energy from July 2000 to June 2001.
      Ms. Morgan became Vice President-Marketing and Business Development of Valero GP, LLC in July 2005. Ms. Morgan served as Vice President, Marketing and Business Development of Kaneb Pipe Line Company LLC from 2004 until July 2005. She served as Vice President, Marketing of Kinder Morgan Energy Partners, L.P. from 1998 until 2004.
      Mr. Ramsey became Vice President-Engineering of Valero GP, LLC in April 2005. From July 2004 until April 2005, Mr. Ramsey was Project Management Director for Valero GP, LLC. From February 2003 to July 2004, he was Engineering and Maintenance Director of Valero Energy’s McKee refinery. From January 2001 to February 2003, Mr. Ramsey was Maintenance Director of Valero Energy’s Houston refinery. He was Turnaround Manager of Valero Energy’s Texas City refinery from July 1998 to January 2001.
      Mr. Reese became Vice President- Regional Operations of Valero GP, LLC in October 2005. From April 2003 until October 2005, he served as Vice President, Engineering and Technical Services of Valero GP, LLC. Prior to that, he served as Vice President-Operations from December 1999 until April 2003.
      Mr. Shoaf became Vice President and Controller of Valero GP, LLC in July 2005. Mr. Shoaf served as Vice President-Structured Finance of Valero Corporate Services Company, a subsidiary of Valero Energy, from 2001 until his appointment with Valero GP, LLC. From 2000 to 2001, Mr. Shoaf was Vice President-Finance of Valero Corporate Services Company.
      Mr. Barron became Vice President - General Counsel and Secretary of Valero GP, LLC in January 2006. He served as Managing Counsel and Corporate Secretary of Valero L.P. from July 2003 until January 2006. Mr. Barron served as Senior Counsel, Refining & Procurement from January 2002 until July 2003. From January 2001 until January 2002, Mr. Barron served as Counsel to Valero Energy.

     Audit Committee
      The audit committee reviews and reports to the board on various auditing and accounting matters, including the quality, objectivity and performance of Valero L.P.’s internal and external accountants and auditors, the adequacy of its financial controls and the reliability of financial information reported to the public. The audit committee is composed of Mr. Patton (Chairman), Mr. Hill and Mr. McLelland.
      The board of directors has determined that each of the audit committee members meets the independence standards for audit committees set forth in the NYSE listing standards and the applicable regulations of the SEC. The board of directors has adopted a written charter for the audit committee. The board of directors has determined that a member of the audit committee, namely Mr. Patton, is an audit committee financial expert (as defined by the SEC) and that he is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

Compensation Committee
      Valero GP, LLC has a compensation committee composed of the directors who the board has determined to be independent. For more information, see “Compensation Committee Interlocks and Insider Participation.” The members of the compensation committee are Mr. Hill (Chairman), Mr. McLelland and Mr. Patton.

Conflicts Committee
      Valero L.P.’s partnership agreement provides for a conflicts committee composed of the directors who the board has determined to be independent. The conflicts committee reviews and makes recommendations relating to potential conflicts of interest between Valero L.P., on one hand, and Valero Energy, on the other hand. The members of the conflicts committee are Mr. Hill (Chairman), Mr. McLelland and Mr. Patton.
Executive Compensation
      The following table sets forth a summary of compensation paid for the last three years, if applicable, to Valero GP, LLC’s CEO and to its four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2005. In prior fiscal years, certain Valero GP, LLC executive officers were employed by Valero Energy. Valero L.P. paid for the cost of the services rendered by these officers under the terms of a services agreement between Valero L.P. and Valero Energy.

		Annual Compensation		Long-Term Compensation Awards

					Number of
					Securities
				Restricted	Underlying		All
				Unit	Options	LTIP	Other
Name and Principal Position (a)	Year	Salary	Bonus (b)	Awards (c)	Granted	Payouts (d)	Compensation (e)

Curtis V. Anastasio,
President and Chief Executive	2005	$338,500	$315,000	$258,795	13,450	$236,101	$300,151
Officer	2004	321,000	359,700	217,564	9,625	176,266	192,180
	2003	307,506	250,000	245,672	11,800	49,235	112,350
Steven A. Blank,
Senior Vice President and Chief	2005	$287,000	$220,500	$139,174	7,225	$236,101	$143,525
Financial Officer	2004	276,500	260,000	155,403	6,875	234,982	107,010
James R. Bluntzer,	2005	$193,833	$165,000	$104,093	5,400	—	$11,582
Senior Vice President-Operations	2004	177,961	126,700	55,945	2,475	—	6,305
	2003	171,558	107,000	24,943	2,675	—	—
Brad R. Ramsey,
Vice President-Engineering	2005	$169,000	$103,800	$51,184	2,650	$—	$8,873
Rodney L. Reese,
Vice President-Regional	2005	$182,123	$105,000	$44,858	2,450	$—	$10,927
Operations	2004	172,071	110,000	54,250	2,400	—	10,324
	2003	163,835	95,000	24,036	2,575	—	11,506

(a)	The named executive officers hold or held the indicated offices in Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., Valero L.P.’s general partner. Valero L.P. does not have any officers or directors.

(b)	In 2005, 2004 and 2003, executive bonuses were paid 100% in cash, but recipients could elect to use 25% of their cash bonus award to purchase Valero L.P. common units at market price.

(c)	Cash distributions are paid on restricted common units at the same rate as on Valero L.P.’s unrestricted common units. Restricted common units granted in 2005, 2004 and October 2003 vest 1/5 annually over a five-year period, and restricted common units granted in January 2003 vest 1/3 annually over a three-year period. The aggregate number of unvested restricted common units held at December 31, 2005 and the market value of such common units on that date (calculated according to SEC regulations without regard to restrictions on such common units) were: Mr. Anastasio, 9,790 common units, $506,730; Mr. Blank, 5,609 common units, $290,322; Mr. Bluntzer, 2,932 common units, $151,760; Mr. Ramsey, 2,098 common units, $108,592; and Mr. Reese, 1,866 common units, $96,584.

(d)	LTIP payouts are the number of performance share awards vested for the applicable year’s performance multiplied by the market price per share of Valero Energy common stock on the vesting date. These performance shares were granted under Valero Energy’s Executive Stock Incentive Plan. Total shareholder return, or TSR, during a specified “performance period” was established as the performance measure for determining what portion of an award may vest. TSR is measured by dividing the sum of (a) the net change in the price of a share of Valero Energy’s common stock between the beginning of the performance period and the end of the performance period, and (b) the total dividends paid on the common stock during the performance period, by (c) the price of a share of Valero Energy’s common stock at the beginning of the performance period. Each performance share award is subject to vesting in three equal increments, based upon Valero Energy’s TSR. At the end of each performance period, Valero Energy’s TSR is compared to the TSR for a target group of comparable companies. Valero Energy and the companies in the target group are then ranked by quartile. Participants then earn 0%, 50%, 100% or 150% of that portion of the initial grant amount that is vesting for such period, depending on whether Valero Energy’s TSR is in the last, 3rd, 2nd or 1st quartile of the target group; 200% will be earned if Valero Energy ranks highest in the group. Amounts not earned in the given performance period can be carried forward for one additional performance period and up to 100% of the carried-forward amount can still be earned, depending upon the quartile achieved for such subsequent period.

(e)	Amounts include contributions made to Valero Energy’s Thrift Plan and Excess Thrift Plan, and unused portions of amounts provided by Valero Energy under Valero Energy’s Flexible Benefits Plan. Messrs. Anastasio, Blank, Bluntzer, Ramsey and Reese were allocated $20,252, $17,185, $11,582, $8,873 and $10,927, respectively, as a result of contributions to the Thrift Plan (and, in the case of Messrs. Anastasio, Blank and Bluntzer, the Excess Thrift Plan) for 2005. Also included for Mr. Anastasio in 2005 was $7,247 received as reimbursement of certain membership dues. Amounts for 2005 also include vesting of restricted units issued to Mr. Anastasio and Mr. Blank under Valero GP, LLC’s long-term incentive plan, for which Mr. Anastasio was vested for $272,652 and Mr. Blank was vested for $126,340.

Option Grants and Related Information
      The following table sets forth further information regarding the grants of Valero L.P. unit options to the named executive officers reflected in the Summary Compensation Table.

Option Grants in the Last Fiscal Year

	Number of	Percent of
	Securities	Total Options		Market
	Underlying	Granted to		Price at		Grant Date
	Options	Employees in	Exercise Price	Grant Date	Expiration	Present Value
Name	Granted (#)	Fiscal Year	($/Security)(a)	($/Security)	Date	($)(b)

Curtis V. Anastasio	13,450	6.81	$57.5100	$57.5100	10/27/2012	$77,607
Steven A. Blank	7,225	3.66	57.5100	57.5100	10/27/2012	41,688
James R. Bluntzer	5,400	2.74	57.5100	57.5100	10/27/2012	31,158
Brad R. Ramsey	2,650	1.34	57.5100	57.5100	10/27/2012	15,291
Rodney L. Reese	2,450	1.24	57.5100	57.5100	10/27/2012	14,137

(a)	All options reported vest in equal increments over a five-year period from the date of grant, unless otherwise noted. Under the terms of Valero GP, LLC’s 2000 Long Term Incentive Plan, a participant may satisfy the tax withholding obligations related to exercise by tendering cash payment, by authorizing Valero GP, LLC to withhold common units otherwise issuable to the participant or by delivering to Valero GP, LLC already owned and unencumbered common units, subject to certain conditions.

(b)	The Black-Scholes option pricing model was used to determine grant date present value. This model is designed to value publicly traded options. Options issued under Valero GP, LLC’s option plan are not freely traded, and the exercise of such options is subject to substantial restrictions. Moreover, the Black-Scholes model does not give effect to either risk of forfeiture or lack of transferability. The estimated values under the Black-Scholes model are based on assumptions as to variables such as interest rates, unit price volatility and future cash distribution yield. The estimated grant date present values presented in this table were calculated using an expected average option life of five years, risk-free rate of return of 4.43%, average volatility rate of 18.66% based on daily volatility rates from the initial public offering by Valero L.P. through December 31, 2005, and cash distribution yield of 5.95%, which is the expected annualized quarterly cash distribution rate in effect at the date of grant expressed as a percentage of the market value of the common units at the date of grant. The actual value of unit options could be zero; realization of any positive value depends upon the actual future performance of the common units, the continued employment of the option holder throughout the vesting period and the timing of the exercise of the option. Accordingly, the values set forth in this table may not be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth information regarding Valero L.P. common units and shares of Valero Energy common stock underlying options exercisable at December 31, 2005, and options exercised during 2005, for the executive officers named in the Summary Compensation Table.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Securities		Options at		In-the-Money Options at
	Acquired		December 31, 2005 (#)		December 31, 2005($)
	on Exercise	Value
Name	(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Curtis V. Anastasio
Valero L.P. common units	—	$—	30,645	28,320	$374,415	$45,383	(a)
Valero Energy’s common stock	34,000	1,136,822	146,600	—	6,357,385	—	(b)

Steven A. Blank
Valero L.P. common units	—	$—	11,521	17,945	$118,964	$33,460	(a)
Valero Energy’s common stock	25,322	690,161	—	20,320	—	806,501	(b)

James R. Bluntzer
Valero L.P. common units	—	$—	6,065	8,985	$67,789	$10,288	(a)
Valero Energy’s common stock	—	—	74,420	—	3,334,025	—	(b)

Brad R. Ramsey
Valero L.P. common units	—	$—	240	3,610	$—	$—	(a)
Valero Energy’s common stock	—	—	24,680	2,220	1,070,332	92,385	(b)

Rodney L. Reese
Valero L.P. common units	3,267	$75,696	3,143	5,915	$28,713	$9,903	(a)
Valero Energy’s common stock	—	—	17,120	—	784,989	—	(b)

(a)	Represents the dollar value obtained by multiplying the number of unexercised in-the-money options by the difference between the stated exercise price per unit of the options and the closing market price per unit of Valero L.P.’s common units on December 31, 2005.

(b)	Represents the dollar value obtained by multiplying the number of unexercised in-the-money options by the difference between the stated exercise price per share of the options and the closing market price per share of Valero Energy’s common stock on December 31, 2005.

Retirement Benefits
      The following table sets forth the estimated annual gross benefits payable under Valero Energy’s Pension Plan, Excess Pension Plan and Supplemental Executive Retirement Plan, or SERP, upon retirement at age 65, based upon the assumed compensation levels and years of service indicated and assuming an election to have payments continue for the life of the participant only.

Estimated Annual Pension Benefits at Age 65

	Years of Service
Covered
Compensation	15	20	25	30	35

$200,000	$54,000	$71,000	$89,000	$107,000	$125,000
300,000	83,000	110,000	138,000	166,000	193,000
400,000	112,000	149,000	187,000	224,000	261,000
500,000	142,000	188,000	236,000	283,000	330,000
600,000	171,000	227,000	284,000	341,000	398,000
700,000	200,000	266,000	333,000	400,000	466,000
800,000	229,000	305,000	382,000	458,000	534,000
900,000	259,000	344,000	431,000	517,000	603,000
1,000,000	288,000	383,000	479,000	575,000	671,000
1,100,000	317,000	422,000	528,000	634,000	739,000
1,200,000	346,000	461,000	577,000	692,000	807,000
1,300,000	375,000	500,000	626,000	751,000	876,000
1,400,000	405,000	539,000	674,000	810,000	944,000
1,500,000	434,000	578,000	723,000	868,000	1,012,000
1,600,000	463,000	617,000	772,000	926,000	1,080,000
1,700,000	492,000	656,000	821,000	985,000	1,149,000
1,800,000	522,000	695,000	869,000	1,043,000	1,217,000
1,900,000	551,000	734,000	918,000	1,102,000	1,285,000
2,000,000	580,000	773,000	967,000	1,160,000	1,353,000
      Valero Energy maintains a noncontributory defined benefit Pension Plan in which virtually all employees of Valero Energy, including those providing services for Valero L.P., are eligible to participate and under which contributions by individual participants are neither required nor permitted. Valero Energy also maintains a noncontributory, non-qualified Excess Pension Plan and a non-qualified SERP, which provide supplemental pension benefits to certain highly compensated employees. The Pension Plan (supplemented, as necessary, by the Excess Pension Plan) provides a monthly pension at normal retirement equal to 1.6% of the participant’s average monthly compensation (based upon the participant’s earnings during the three consecutive calendar years during the last 10 years of the participant’s credited service affording the highest such average) times the participant’s years of credited service. The SERP provides an additional benefit equal to 0.35% times the product of the participant’s years of credited service (maximum 35 years) multiplied by the excess of the participant’s average monthly compensation over the lesser of 1.25 times the monthly average (without indexing) of the social security wage bases for the 35-year period ending with the year the participant attains social security retirement age, or the monthly average of the social security wage base in effect for the year that the participant retires. For purposes of the SERP, the participant’s most highly compensated consecutive 36 months of service are considered. Compensation for purposes of the Pension Plan, Excess Pension Plan and SERP includes salary and bonus as reported in the Summary Compensation Table. Pension benefits are not subject to any deduction for social security or other offset amounts.
      Credited years of service (for purposes of the Pension Plan) for the period ended December 31, 2005 for the executive officers named in the Summary Compensation Table are as follows: Mr. Anastasio- 18 years, Mr. Blank-26 years; Mr. Bluntzer- 30 years; Mr. Ramsey- 7 years; and Mr. Reese- 19 years. Mr. Anastasio and Mr. Blank have been eligible to participate in the SERP since 2002.
      For a discussion of how employee benefit plans will be transferred to Valero GP, LLC upon closing of this offering, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Valero GP Holdings, LLC — Liquidity and Capital Resources — Employee Benefits.”

Compensation of Directors
      Directors who are not employees of Valero GP, LLC or its affiliates receive the following compensation: a $1,000 fee for each in-person board meeting attended, a $500 fee for each telephonic board meeting attended, a $1,000 fee for each in-person committee meeting attended, a $500 fee for each telephonic committee meeting attended, a $30,000 annual retainer, a $10,000 annual retainer for serving as chairman of a committee of the board, a $30,000 annual retainer for serving as chairman of the board, and an annual grant of restricted common units under the Valero GP, LLC 2000 Long-Term Incentive Plan having an aggregate value of $20,000 at the time of grant, which vest over three years. A non-employee director serving as chairman of the board will not receive meeting fees for attending committee meetings.
Compensation Committee Interlocks and Insider Participation
      Mr. Hill (Chairman), Mr. McLelland and Mr. Patton compose the compensation committee of the board of directors of Valero GP, LLC. No executive officer of Valero GP, LLC has served as a member of the board of directors or on the compensation committee of any company whose executive officers include a member of Valero GP, LLC’s compensation committee.
      The compensation committee administers the incentive plans of Valero GP, LLC and makes awards under them, in consultation with management, that create appropriate incentives for employees and management of Valero GP, LLC.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
Valero GP Holdings, LLC
      The following table sets forth certain information regarding the beneficial ownership of our units prior to and as of the closing of this offering by:

•	each person who will beneficially own more than 5% of our units;

•	each of our named executive officers;

•	all of our directors and director nominees; and

•	all of our directors, director nominees and executive officers as a group.
      All information with respect to beneficial ownership has been furnished by the respective directors or officers, as the case may be.

	Units		Units
	Beneficially Owned		Beneficially Owned
	Prior to Offering		After Offering

Name of Beneficial Owner (a)	Units	Percent	Units	Percent

Diamond Shamrock Refining and Marketing Company (b)	21,926,636	51.6%	21,926,636	51.6%
Sigmor Corporation (b)	12,523,275	29.5	4,073,364	9.6	(c)
The Shamrock Pipe Line Corporation (b)	5,750,032	13.5	—	0.00
Diamond Shamrock Refining Company, L.P. (b)	2,298,782	5.4	—	0.00
Valero Refining — New Orleans, L.L.C. (b)	425	*	—	0.00
Valero Refining Company — California (b)	425	*	—	0.00
Valero Refining — Texas, L.P. (b)	425	*	—	0.00
William E. Greehey	—	—	—	—
Curtis V. Anastasio	—	—	—	—
Steven A. Blank	—	—	—	—
Thomas R. Shoaf	—	—	—	—
All current directors and executive officers as a group (8 persons)	—	—	—	—

*	Represents less than 1%.

(a)	The business address for all beneficial owners listed above is One Valero Way, San Antonio, Texas 78249.

(b)	Valero Energy directly or indirectly owns 100% of the interests in these entities. Therefore, Valero Energy indirectly beneficially owns 100% of the units before the offering and 61.2% of the units after the offering. Valero Energy intends to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions.

(c)	If the underwriters exercise their option to purchase additional units in full, Sigmor Corporation’s beneficial interest will be reduced to 3.8%.

Valero L.P.
      The following table sets forth ownership of Valero L.P. common units and Valero Energy common stock by directors and executive officers of Valero GP, LLC as of March 31, 2006. Unless otherwise indicated in the notes to the table, each of the named persons and members of the group has sole voting and investment power with respect to the common units and common stock shown:

		Units			Shares of Valero
	Units	Under		Shares of Valero	Energy Stock
	Beneficially	Exercisable	Percentage of	Energy Stock	under	Percentage of
	Owned	Options	Outstanding	Beneficially	Exercisable	Outstanding
Name of Beneficial Owner (a)	(b)(c)	(d)	Units (b)	Owned (e)(f)	Options (g)	Shares (f)

William E. Greehey	76,609	—	*	4,248,895	8,402,376	2.02%
Curtis V. Anastasio	28,706	30,645	*	52,555	146,600	*
J. Dan Bates (h)	135	—	*	90	—	*
Dan J. Hill	1,932	—	*	3,000	—	*
Gregory C. King	10,215	—	*	376,005	654,800	*
William R. Klesse	27,132	—	*	528,820	856,064	*
Stan McLelland	344	—	*	9,034	—	*
Rodman D. Patton	9,082	—	*	10,000	—	*
Steven A. Blank	18,638	11,521	*	6,897	20,320	*
James R. Bluntzer	3,885	6,065	*	77,103	74,420	*
Brad R. Ramsey	2,697	240	*	994	12,680	*
Rodney L. Reese	7,937	3,143	*	28,453	17,120	*
All directors and executive officers as a group (12 persons)	187,312	51,614	0.64%	5,341,816	10,184,380	2.48%

*	Indicates that the percentage of beneficial ownership does not exceed 1% of the class.

(a)	The business address for all beneficial owners listed above is One Valero Way, San Antonio, Texas 78249.

(b)	As of March 31, 2006, 37,210,427 common units were issued and outstanding. No executive officer or director owns any class of equity securities of Valero L.P. other than common units. The calculation for Percentage of Outstanding common units includes common units listed under the captions “Units Beneficially Owned” and “Units under Exercisable Options.”

(c)	Includes restricted common units issued under Valero L.P.’s long-term incentive plans. Restricted common units granted under Valero GP, LLC’s long-term incentive plans may not be disposed of until vested. Does not include common units that could be acquired under options, which information is set forth in the next column.

(d)	Consisting of common units that may be acquired within 60 days of March 31, 2006 through the exercise of common unit options.

(e)	As of March 31, 2006, 615,141,352 shares of Valero Energy’s common stock were issued and outstanding. No executive officer or director owns any class of equity securities of Valero Energy other than common stock. The calculation for Percentage of Outstanding Shares includes shares listed under the captions “Shares of Valero Energy Stock Beneficially Owned” and “Shares of Valero Energy Stock under Exercisable Options.”

(f)	Includes shares allocated pursuant to the Valero Energy Corporation Thrift Plan through March 31, 2006, as well as shares of restricted stock granted under Valero Energy’s Executive Stock Incentive Plan and Valero Energy’s Restricted Stock Plan for Non-Employee Directors. Except as otherwise noted, each person named in the table, and each other executive officer, has sole power to vote or direct the vote and to dispose or direct the disposition of all such shares beneficially owned by him. Restricted stock granted under Valero Energy’s Executive Stock Incentive Plan and Valero Energy’s Restricted Stock Plan for Non-Employee

Directors may not be disposed of until vested. Does not include shares that could be acquired under options, which information is set forth in the next column.

(g)	Consisting of shares of common stock that may be acquired within 60 days of March 31, 2006 through the exercise of stock options. Such shares may not be voted unless the stock options are exercised. Stock options that may become exercisable within such 60-day period only in the event of a change of control of Valero Energy are excluded. Except as set forth herein, none of the current executive officers or directors of Valero L.P. hold any rights to acquire Valero Energy common stock, except through exercise of stock options.

(h)	J. Dan Bates was elected to the board of directors on April 18, 2006, and his ownership reported above is as of that date.

      Except as otherwise indicated, the following table sets forth certain information as of May 8, 2006 with respect to each entity known to Valero L.P. to be the beneficial owner of more than 5% of its outstanding common units.

		Percentage of
	Common	Common
Name and Address of Beneficial Owner	Units	Units

Valero Energy Corporation (a)	10,225,491	21.8%
One Valero Way
San Antonio, Texas 78249

(a)	Valero Energy owns the common units through its wholly owned subsidiaries, Valero GP, LLC and Riverwalk Holdings, LLC. Valero Energy shares voting and investment power with certain of its wholly owned subsidiaries with respect to the common units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Relationship with Valero L.P. and its General Partner, Riverwalk Logistics, L.P.
      We manage Valero L.P. through our ownership of Valero GP, LLC, and Riverwalk Holdings, LLC, which own Riverwalk Logistics, L.P., the general partner of Valero L.P. Valero L.P., through its subsidiaries, is engaged in the crude oil and refined product transportation, terminalling and storage business. Our only cash-generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the following:

•	the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

•	100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

•	10,225,491 common units of Valero L.P., representing a 21.4% limited partner interest in Valero L.P.
      Our officers are also officers of Valero GP, LLC. Our Chairman, William E. Greehey, is also the Chairman of Valero GP, LLC. We also expect to appoint three independent directors, as defined by the NYSE. We appoint the directors of Valero GP, LLC. The board of Valero GP, LLC is responsible for overseeing Valero GP, LLC’s role as the owner of the general partner of Valero L.P. and we, as the sole owner of Valero GP, LLC, must also approve matters that have or would reasonably be expected to have a material effect on our interest as the sole indirect owner of Valero GP, LLC. We also have exclusive authority over the business and affairs of Valero GP, LLC other than its role as the owner of the general partner of Valero L.P.
Indemnification of Directors and Officers
      Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was our employee (other than an officer) or agent.
      Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.
Related Party Transactions
      Our wholly owned subsidiary, Valero GP, LLC performs operating and maintenance services with respect to Valero L.P. assets and receives reimbursement for such services from Valero L.P.
      It is Valero Energy’s intent to further reduce its ownership in us, pending market conditions. Possible additional sales of our units owned by subsidiaries of Valero Energy resulting in an indirect ownership in us by Valero Energy of less than 51% may trigger a “change of control” under the indentures governing the $100 million 6.875% Senior Notes due 2012 and the $250 million 6.05% Senior Notes due 2013 issued by Valero Logistics Operations. If Valero Energy’s or an investment grade entity’s ownership interest in us decreases below 51%, Valero Logistics Operations will be obligated to offer to repurchase its $350 million outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest. Please read “Risk Factors — Risks Related to Valero L.P.’s Business — Valero L.P.’s subsidiary, Valero Logistics Operations, L.P., may be unable to purchase its senior notes upon a change of control of Valero GP Holdings.”

Administration Agreement
      Effective with the closing of this offering, we will enter into an Administration Agreement with Valero GP, LLC. The Administration Agreement will provide, among other things, that:

•	all of our employees will be employees of our wholly owned subsidiary Valero GP, LLC; and

•	Valero GP, LLC will provide all executive management, accounting, legal, cash management, corporate finance and other administrative services to us.
      The annual charges to be paid under the Administration Agreement will be $500,000. This amount will be increased annually to reflect Valero GP, LLC’s annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC’s actual payroll cost, are subject to the approval of Valero GP, LLC’s conflicts committee. We will also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing us services pursuant to the Administration Agreement.
      The initial term of the Administration Agreement will commence with the closing of this offering and terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months’ written notice. We may cancel or reduce the services provided under this agreement on 60 days’ written notice. This Agreement will terminate upon a change of control of either us or Valero GP, LLC. Valero GP, LLC’s conflicts committee has approved the terms of the Administration Agreement.

Non-Compete Agreement
      We will enter into a Non-Compete Agreement with Valero L.P. upon the closing of this offering. This Non-Compete Agreement will not be effective until we are no longer subject to the Amended and Restated Omnibus Agreement described below. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity. Valero GP, LLC’s conflicts committee has approved the terms of the Non-Compete Agreement.

Rights of Valero GP, LLC
      Riverwalk Holdings, LLC owns 10,213,894 common units of Valero L.P. representing an aggregate 21.38% limited partner interest in Valero L.P. Riverwalk Logistics, L.P. owns a 2% general partner interest in Valero L.P. and also owns incentive distribution rights giving Riverwalk Logistics, L.P. higher percentages of Valero L.P.’s cash distributions as various target distribution levels are met. Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., owns 11,597 common units of Valero L.P. representing a 0.03% limited partner interest in Valero L.P.
      As the sole general partner of Valero L.P., Riverwalk Logistics, L.P. is responsible for the management of Valero L.P. Valero GP, LLC, the sole general partner of Riverwalk Logistics, L.P., is responsible for managing the affairs of Riverwalk Logistics, L.P., and through it, the affairs of Valero L.P. and its operating subsidiaries. We own all the membership interests in Valero GP, LLC.

Valero L.P.’s Relationship with Valero Energy
      Valero L.P.’s operations include assets that are strategically located within Valero Energy’s refining and marketing supply chain in Texas, Oklahoma, California, Colorado, New Jersey, New Mexico, Arizona and other mid-continent states in the United States. Valero L.P. itself does not own or operate any refining or marketing operations. Valero L.P. is dependent on Valero Energy to provide a significant amount of the throughput for Valero L.P.’s pipelines, terminals and storage tanks and the ability of Valero Energy’s refineries to maintain their production of refined products. During the year ended December 31, 2004, Valero Energy accounted for 99% of Valero L.P.’s revenues. Subsequent to Valero L.P.’s acquisition of Kaneb, the percentage of Valero L.P.’s revenues attributable to Valero Energy has declined. However, revenues attributable to Valero Energy remain significant with such revenues representing approximately 34% and 22% of Valero L.P.’s total revenues for 2005 and the first quarter of 2006, respectively.
      Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, which we believe are comparable to the fees charged to third parties for similar services. In addition, Valero L.P. reimburses Valero Energy for the actual costs of Valero Energy employees working solely on its behalf and for charges incurred on its behalf. Valero L.P. believes that the terms and conditions of the existing pipelines, terminals and storage tank agreements with Valero Energy, described below, substantially represent current market conditions. Valero L.P. currently intends to negotiate with Valero Energy at the conclusion of these agreements and replace such agreements with contractual terms that represent current market conditions at that time. However, Valero Energy is not obligated to negotiate these agreements and Valero L.P. may be unable to renegotiate these agreements on favorable terms. Valero L.P. cannot determine the overall effect of these new provisions as they will directly depend on market conditions that exist at the time the agreements expire.
      Valero L.P. is not presently charged office rent from Valero Energy. Valero L.P. will begin paying market-based rent upon the completion of a new office facility. Please read “— Office Rental Agreement” below.
      Valero L.P. also benefits from common overhead infrastructure with Valero Energy — primarily in the areas of information technology systems, software licenses and employee benefit plan administration. The use of this common infrastructure is provided to Valero L.P. under the Services Agreement, discussed below. If Valero L.P. ceases to obtain such services from Valero Energy, Valero L.P.’s results of operations would be adversely impacted. Should Valero Energy reduce its ownership in Valero GP Holdings below 50%, Valero L.P. will be required to purchase and maintain separate software license agreements. The estimated purchase cost of such licenses is approximately $4.3 million, with associated annual maintenance fees of approximately $0.8 million.
     Services Agreement
      Valero L.P. does not have any employees. The personnel who manage and operate Valero L.P. are employees of Valero GP, LLC, a wholly owned subsidiary of Valero GP Holdings, LLC. The costs related to these employees, including salary, wages and benefits, are charged by Valero GP, LLC to Valero L.P. In addition, Valero L.P. receives certain administration services, consisting primarily of information technology and income tax and property tax services from Valero Energy. The above-described services are pursuant to a services agreement between Valero Energy, Valero GP, LLC and Valero L.P.
      Effective July 1, 2005, the Services Agreement (the “2005 Services Agreement”) was amended to account for Valero L.P.’s significant growth following the closing of the Kaneb acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, Valero L.P. agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services
      Effective January 1, 2006, a new Services Agreement was entered into by Valero Energy, Valero GP, LLC and Valero L.P. This new Services Agreement supersedes the prior agreement which provided for similar services between Valero Energy and Valero L.P. The new Services Agreement reflects a new organization structure whereby Valero Energy is now providing substantially fewer services than previously provided. Valero GP, LLC has increased its administrative personnel, primarily in the areas of legal, engineering, treasury and accounting to be able to provide these services to Valero L.P. versus receiving them from Valero Energy. These changes were made to reduce Valero GP, LLC’s dependence on Valero Energy for such services.
      The new Services Agreement provides for an annual fee to be paid by Valero GP, LLC to Valero Energy of approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and

$3.4 million for fiscal years 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy’s annual salary increase. The amounts may also be adjusted for changed service levels subject to approval by Valero L.P.’s Conflicts Committee.
      The new Services Agreement will terminate on December 31, 2010 with automatic two-year renewal options unless terminated by either party on six months’ written notice. Valero L.P. may cancel or reduce the level of services that Valero Energy provides it on 60 days prior written notice. The Services Agreement will terminate upon the change of control of either us or Valero L.P. Valero GP, LLC’s conflicts committee has approved the terms of the new Services Agreement.
      The overall effect of the new organization structure and the new Services Agreement will be to increase Valero L.P.’s general and administrative expenses by approximately $1.1 million in 2006.

Office Rental Agreement
      Valero L.P. currently is not charged for office space it occupies within Valero Energy’s existing headquarters complex. Valero Energy is constructing a new office building into which Valero L.P. will relocate its employees upon completion.
      On January 26, 2006, the board of directors of Valero GP, LLC approved the terms of an Office Rental Agreement between Valero Logistics Operations and Valero Corporate Services Company, a wholly owned subsidiary of Valero Energy, whereby Valero Logistics Operations agreed to lease approximately 65,000 square feet of office space at an annual cost of approximately $1.6 million per year. Base rent is fixed for the first five years of the lease term and will be adjusted thereafter based on changes to the Consumer Price Index as well as local rental market factors. Rental payments will commence upon completion of a new office facility presently being constructed by Valero Energy. The completion of this facility is expected to be in the second half of 2007. In the event of a change of control of Valero L.P. or certain of its affiliates, Valero Corporation Services Company may declare a default by Valero Logistics Operations and may evict Valero Logistics Operations with six months’ notice.

Amended and Restated Omnibus Agreement
      The Amended and Restated Omnibus Agreement governs potential competition between Valero Energy and Valero L.P. Under the Amended and Restated Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy owns 20% or more of Valero L.P. or Valero L.P.’s general partner, not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminalling assets in the United States. This restriction does not apply to:

•	any business retained by UDS as of April 16, 2001, the closing of Valero L.P.’s initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

•	any business with a fair market value of less than $10 million;

•	any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided Valero L.P. has been offered and declined the opportunity to purchase the business; and

•	any newly constructed pipeline, terminalling or storage assets that Valero L.P. has not offered to purchase at fair market value within one year of construction.
      Also under the Amended and Restated Omnibus Agreement, Valero Energy has agreed to indemnify Valero L.P. for environmental liabilities related to the assets transferred to Valero L.P. in connection with Valero L.P.’s initial public offering, provided that such liabilities arose prior to and are discovered within 10 years after that date (excluding liabilities resulting from a change in law after April 16, 2001). Valero GP, LLC’s conflicts committee has determined that the terms of the Amended and Restated Omnibus Agreement are fair and reasonable. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions.

Pipelines and Terminals Usage Agreement — McKee, Three Rivers and Ardmore
      Under the terms of the Pipelines and Terminals Usage Agreement dated April 2001, Valero L.P. provides transportation services that support Valero Energy’s refining and marketing operations relating to the McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008 to:

•	transport in Valero L.P.’s crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

•	transport in Valero L.P.’s refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

•	use Valero L.P.’s refined product terminals for terminalling services for at least 50% of the refined products shipped from the McKee, Three Rivers and Ardmore refineries.
      If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.’s pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels. Valero Energy’s obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. The concepts of a material change in market conditions and material adverse effect on Valero Energy are not defined in the Pipelines and Terminals Usage Agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Valero Energy include the cost of transporting crude oil or refined products by Valero L.P.’s pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Valero Energy to shift large volumes of refined products from markets served by Valero L.P.’s pipelines to pipelines owned by Valero Energy or third parties. Valero Energy may suspend obligations by presenting a certificate from its chief financial officer that there has been a material change in market conditions having a material adverse effect on Valero Energy. This agreement does not limit the duration of any such suspension. If Valero L.P. disagrees with Valero Energy, Valero L.P. has the right to refer the matter to an independent accounting firm for resolution.
      In the event Valero Energy does not transport in Valero L.P.’s pipelines or use Valero L.P.’s terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. During 2005 and the three months ended March 31, 2006, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has agreed not to challenge, or cause others to challenge, Valero L.P.’s interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

Crude Oil Storage Tanks Agreements
      In connection with the crude oil storage tank contribution in March 2003, Valero L.P. and Valero Energy entered into the following agreements related to the operations of the crude oil storage tanks.

•	Handling and Throughput Agreement, dated March 2003 — Valero Energy has agreed to pay Valero L.P. a fee, for an initial period of ten years, for all crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery and to use Valero L.P. for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The agreement may be extended by Valero Energy for up to an additional five years.

•	Services and Secondment Agreements, dated March 2003 — Valero Energy has agreed to provide to Valero L.P. personnel who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for services is an aggregate $3.5 million for the initial year and is subject to adjustment based on the actual expenses incurred and increases in the regional consumer price index. The initial term of the Services and Secondment Agreements is ten years with a Valero L.P. option to extend for an additional five years. In addition to the fees Valero L.P. has agreed to pay, Valero L.P. is responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the agreement. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

•	Lease and Access Agreements, dated March 2003 — Valero L.P. leases from Valero Energy the real property on which the crude oil storage tanks are located for an aggregate of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. Valero L.P. may terminate any of these leases upon 180 days notice prior to the expiration of the current term if Valero L.P. ceases to operate the crude oil storage tanks or ceases business operations.

South Texas Pipelines and Terminals Agreements
      In connection with the South Texas Pipelines and Terminals contribution in March of 2003, Valero L.P. and Valero Energy entered into the following agreements related to the operations of the pipelines and terminals:

•	Terminalling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminalling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

•	Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years to:

—	transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries’ gasoline and distillate production but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

—	transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

—	use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

—	use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

—	use the San Antonio east terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.
      In the event Valero Energy does not transport in Valero L.P.’s pipelines or use Valero L.P.’s terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. In 2003, Valero Energy indicated to Valero L.P. that the segment of the Corpus Christi to Edinburg refined product pipeline that runs approximately 60 miles south from Corpus Christi to Seeligson Station required repair and replacement. Valero Energy agreed to indemnify Valero L.P. for any costs Valero L.P. incurs to repair and replace this segment in excess of $1.5 million, excluding costs to upgrade the size of the pipe, which is Valero L.P.’s responsibility. This repair and replacement project became operational in the fourth quarter of 2004.

Other Operating Agreements
      Other operating agreements between Valero L.P. and Valero Energy include:

•	A hydrogen tolling agreement, which provides that Valero Energy will pay Valero L.P. minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group’s chemical facility in Clear Lake, Texas to Valero Energy’s Texas City refinery.

•	A terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay Valero L.P. a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse Valero L.P. for utility costs.

•	In conjunction with the Royal Trading acquisition in February 2004, Valero L.P. entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the McKee and Ardmore refineries’ aggregate asphalt production.

•	Valero L.P. and Valero Energy entered into a one-year shell barrel capacity lease agreement on January 1, 2004 for the 1.6 million barrels of capacity at the Corpus Christi North Beach storage facility, renewable annually. The use of this storage facility was previously included as part of the crude oil pipeline tariff for the Corpus Christi to Three Rivers crude oil pipeline.

•	Valero L.P. has other minor storage and throughput contracts with Valero Energy resulting from the Kaneb acquisition.

Summary of Transactions with Valero Energy
      Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, administrative costs, and rent expense. On the consolidated balance sheet of Valero L.P. and its subsidiaries included elsewhere in this prospectus, the balance of the account receivable from Valero Energy as of December 31, 2002 and through March 18, 2003 represented the net amount due for these related party transactions and the net cash collected under Valero Energy’s centralized cash management program on Valero L.P.’s behalf. Beginning March 19, 2003, the balance of the account receivable from Valero Energy represents amounts due for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, and the balance of the account payable to Valero Energy represents amounts due for employee costs, insurance costs, operating expenses, administrative costs and rent expense.
      The following table summarizes Valero L.P.’s related party transactions with Valero Energy for the periods indicated (dollars in thousands):

	Year Ended			Three Months Ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

Revenues	$178,605	$217,608	$234,485	$55,341	$60,671
Operating expenses	24,196	31,960	60,921	8,041	20,457
General and administrative expenses	6,110	10,539	19,356	2,757	5,700

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
General
      Conflicts of interest may arise in the future as a result of the relationships among us, Valero L.P. and our respective affiliates. Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. All of our executive officers and directors also serve as executive officers or directors of Valero GP, LLC. For example, William E. Greehey is the Chairman of the Board of each of us, Valero GP, LLC and Valero Energy. As a result, these executive officers and directors have fiduciary duties to manage the business of Riverwalk Logistics, L.P. and Valero L.P. in a manner beneficial to Valero L.P. and its partners. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict.
      Similarly, Valero Energy, through its retained control of us after giving effect to this offering and consequent ability to elect, remove or replace our directors or officers, may face conflicts of interest if it is confronted with decisions that would tend to impact us, on the one hand, and itself, on the other. In resolving any such conflict, Valero Energy may favor its own interests and the interests of its affiliates over our interests and those of our other unitholders.
      The resolution of these conflicts may not always be in our best interest or that of our unitholders.
Potential Future Conflicts
      Whenever a conflict arises between us, on the one hand, and any affiliated entities including Valero L.P. and Valero Energy, on the other hand, our board of directors may resolve that conflict. Our limited liability company agreement authorizes our board of directors to establish a conflicts committee, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest. Our independent directors are not the same independent directors who serve on the conflicts committee of either Valero L.P. or Valero GP, LLC. Our board of directors may, but is not required to, seek the approval of such resolution from the conflicts committee of our board of directors. Our limited liability company agreement contains provisions that modify and limit our directors’ fiduciary duties to our unitholders. Our limited liability company agreement also restricts the remedies available to our unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.
      Conflicts of interest could arise in the situations described below, among others:

We may compete with Valero L.P. and Valero Energy for the time and effort of our Chairman and officers who also serve Valero L.P. and Valero Energy.
      There could be material competition for the time and effort of the directors, officers and employees who provide services to us and Valero GP, LLC on the one hand, and Valero Energy and its affiliates, on the other hand. Our officers are not required to work full time on our affairs or the affairs of Valero GP, LLC and may devote significant time to the affairs of Valero Energy or its affiliates.

Valero Energy may purchase assets or receive services from Valero L.P., giving rise to conflicts of interest.
      Valero Energy’s interest as a purchaser of assets or recipient of services in transactions involving Valero L.P. could conflict with Valero L.P.’s interest as a seller of these assets or provider of these services. Valero L.P. would want to receive the highest possible price, and Valero Energy would want to pay the lowest possible price for these assets or services.

Owners of the units will have no right to enforce obligations of Valero L.P., Valero Energy or their affiliates under any agreements with us.
      Any agreements between us on the one hand, and Valero L.P. or Valero Energy and its affiliates, on the other hand, will not grant to the holders of our units any right to enforce the obligations of such other parties in our favor.

Contracts between us, on the one hand, and Valero L.P., Valero Energy and their respective affiliates, on the other hand, may not be the result of an arm’s-length negotiation.
      Neither the limited liability company agreement nor any of the other contracts or arrangements between us, Valero Energy and its subsidiaries or Valero L.P. are or will be the result of arm’s-length negotiations.

Valero Energy and its affiliates may compete with Valero L.P.
      Upon completion of this offering, Valero Energy is expected to retain approximately 61% of our ownership interests. Under Valero L.P.’s Amended and Restated Omnibus Agreement, if Valero Energy reduces its ownership interest such that it owns less than 20% of us or Valero GP, LLC, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. As a result, Valero Energy could directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P.’s results of operations and cash available for distribution and therefore, our cash available for distribution. It is Valero Energy’s intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions. Valero Energy, in evaluating its decision of whether to further divest its ownership interest in us, will take into account, among other things, whether such divestiture is economically attractive to Valero Energy. For example, if the then current market price of our publicly traded units exceeds our intrinsic value, as determined by Valero Energy in its sole discretion, Valero Energy may be inclined to further divest its ownership interest in us.
      We will enter into a Non-Compete Agreement with Valero L.P. upon the closing of this offering. This Non-Compete Agreement will not be effective until we are no longer subject to the Amended and Restated Omnibus Agreement described above. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

Valero Energy may cause its subsidiaries to exercise their purchase rights at any time or price that may be undesirable to you.
      The subsidiaries of Valero Energy who are our current unitholders may exercise their purchase rights to acquire your units at any time in their sole discretion after the conditions for such exercise have been satisfied. In exercising the rights, Valero Energy and its subsidiaries do not have to consider whether the exercise is in your best interest. As a result, the subsidiaries of Valero Energy may purchase your units at a time or price that you find undesirable.

Fiduciary Duties
      Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Finally, our limited liability company agreement provides that except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties or an action is taken that is fair and reasonable to the company, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

DESCRIPTION OF OUR UNITS
      Our units represent limited liability company membership interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to members under our limited liability company agreement. For a description of the relative rights and preferences of holders of units and to cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of unitholders under our limited liability company agreement, including voting rights, please read “Description of Our Limited Liability Company Agreement.”
Transfer Agent and Registrar
      Computershare will serve as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a unit; and

•	other similar fees or charges.
      There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, and its agents, and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
      The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.
Transfer of Units
      By transfer of our units in accordance with our limited liability company agreement, each transferee of our units will be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our units:

•	becomes the record holder of the units;

•	represents that the transferee has the capacity, power and authority to enter into and become bound by our limited liability company agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in our limited liability company agreement.
      An assignee will become a substituted member of our limited liability company for the transferred units automatically upon the recording of the transfer on our books and records. Management will cause any transfers to be recorded on our books and records no less frequently than quarterly.
      We may, at our discretion, treat the nominee holder of a unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted member of our limited liability company for the transferred units.
      Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF OUR LIMITED LIABILITY COMPANY AGREEMENT
      The following is a summary of the material provisions of our limited liability company agreement. The form of our limited liability company agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of the form of this agreement upon request at no charge.
      We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions”;

•	with regard to rights of holders of units, please read “Description of Our Units”;

•	with regard to the election of members of our board of directors, please read “Management — Our Board of Directors”; and

•	with regard to allocations of taxable income and other matters, please read “Material Tax Consequences.”
Organization and Duration
      Our company was formed in June 2000 as UDS Logistics. It changed its name to Valero GP Holdings in January 2006 and will remain in existence until dissolved in accordance with our limited liability company agreement.
Purpose
      Under our limited liability company agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our management shall not cause us to engage, directly or indirectly, in any business activity that our board of directors determines would cause us or Valero L.P. to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
Fiduciary Duties
      Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the DGCL. Finally, our limited liability company agreement provides that, except as specifically provided therein, the fiduciary duties and obligations owed to our limited liability company and to our members shall be the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our limited liability company agreement permits affiliates of our directors to invest or engage in other businesses or activities that compete with us. In addition, our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.
Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney
      By purchasing a unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.
Capital Contributions
      Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”
Limited Liability
      Unlawful Distributions. The Delaware Limited Liability Company Act, which we refer to in this prospectus as the Delaware LLC Act, provides that a unitholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware LLC Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.
      Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business. Our subsidiaries and Valero L.P. will initially conduct business in 28 states. We, our subsidiaries or Valero L.P. may decide to conduct business in other states, and maintenance of limited liability for us, as a member, or partner, as the case may be, of our subsidiaries and through our indirect ownership of Valero L.P.’s general partner, may require compliance with legal requirements in the jurisdictions in which the subsidiaries or Valero L.P. conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.
Voting Rights
      The following matters require the unitholder vote specified below:

Election of members of the board of directors	Following our initial public offering we will have two directors. Our limited liability company agreement provides that we will have a board of no more than 12 members. Holders of our units, voting together as a single class, will elect our directors. Please read “— Election of Members of Our Board of Directors.”

Staggered board	We will have a staggered board of directors as a result of which only a portion of the members of the board of directors will be elected each year. Removal of directors will require a meeting of unitholders and cannot be done by written consent.

Issuance of additional units	No approval right.

Amendment of the limited liability company agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of Our Limited Liability Company Agreement.”

Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our company	Unit majority. Please read “— Termination and Dissolution.”
      Matters requiring the approval of a “unit majority” require the approval of a majority of the units.
Issuance of Additional Securities
      Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration of and on the terms and conditions determined by our board of directors without the approval of the unitholders.
      It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.
      In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the units are not entitled.
      The holders of units will not have preemptive rights to acquire additional units or other securities.
Election of Members of Our Board of Directors
      The current member and the independent members of the board of directors will serve staggered terms, as a result of which only a portion of the board of directors will be elected each year.
Removal of Members of Our Board of Directors
      Any director may be removed, with or without cause, by the holders of a majority of the units then entitled to vote at an election of directors. Removal of directors will require a meeting of unitholders and cannot be done by written consent.
Amendment of Our Limited Liability Company Agreement
      General. Amendments to our limited liability company agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
      Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

•	provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;

•	change the term of existence of our company; or

•	give any person the right to dissolve our company other than our board of directors’ right to dissolve our company with the approval of a unit majority.

      The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.
      No Unitholder Approval. Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

•	the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•	a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of their subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

•	any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

•	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

•	a change in our fiscal year or taxable year and related changes;

•	a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

•	any other amendments substantially similar to any of the matters described in the clauses above.
      In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

      Opinion of Counsel and Unitholder Approval. Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “— Amendment of Our Limited Liability Company Agreement” should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.
      Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Sale or Other Disposition of Assets
      Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.
      If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.
Termination and Dissolution
      We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.
Liquidation and Distribution of Proceeds
      Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy of Valero L.P. — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions
      Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder’s becoming an interested unitholder;

•	upon consummation of the transaction that resulted in the unitholder’s becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders (and not by written consent), by the affirmative vote of at least a majority of our outstanding voting units that are not owned by the interested unitholder.
      Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested unitholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

•	the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.
      In general, by reference to Section 203, an “interested unitholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.
      The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.
Limited Call Right
      If at any time our affiliates own more than 80% of the then-issued and outstanding membership interests of any class, our affiliates will have the right, which such affiliate may assign in whole or in part to one or more affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable

Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by our affiliates for any membership interests of the class purchased within the 90 days preceding the date on which our affiliates first mail notice of their election to purchase those membership interests; or

•	the closing market price as of the date three days before the date the notice is mailed.
      As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read “Risk Factors — Risks Inherent in an Investment in Us.” The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences — Disposition of Units.”
Meetings; Voting
      All notices of meetings of unitholders shall be sent or otherwise given in accordance with our limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.
      Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a unitholder, shall be voted at the written direction of the record holder by a proxy designated by our board of directors. Absent direction of this kind, the units will not be voted, except that units held by us on behalf of non-citizen assignees shall be voted in the same ratios as the votes of unitholders on other units are cast.
      Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.
      Meetings of the unitholders may be called only by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.
      Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read “— Issuance of Additional Securities.” Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.
      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.
Non-Citizen Assignees; Redemption
      If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days’ advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.
Indemnification
      Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of any or our affiliates from and against all losses, claims, damages or similar events. Additionally, we shall indemnify to the fullest extent permitted by law, any person who is or was an employee (other than an officer) or agent of our company from and against all losses, claims, damages or similar events.
      Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.
Books and Reports
      We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
      Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each unitholder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

•	copies of our limited liability company agreement, the certificate of formation of the company, any related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
      Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.
Registration Rights
      Under our limited liability company agreement, we have agreed to register for resale under the Securities Act of 1933, as amended and applicable state securities laws any units proposed to be sold by the subsidiaries of Valero Energy or any of their affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all costs and expenses incidental to any such registration and offering on behalf of such subsidiaries or affiliates of Valero Energy, excluding underwriting discounts and commissions.

MATERIAL PROVISIONS OF VALERO L.P.’S PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of the Valero L.P. partnership agreement. Valero L.P.’s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part.
Organization and Duration
      Valero L.P. was organized in December 1999 and will continue until dissolved under the terms of its partnership agreement.
Purpose
      Valero L.P.’s stated purposes under its partnership agreement are to serve as a partner of its operating partnership and to engage in any business activities that may be engaged in by its operating partnership or that are approved by the general partner, provided that the general partner must reasonably determine that such activity generates or enhances the operations of an activity that generates “qualifying income,” as this term is defined in Section 7704 of the Internal Revenue Code.
      Valero L.P.’s general partner is authorized in general to perform all acts deemed necessary to carry out Valero L.P.’s purposes and to conduct Valero L.P.’s business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of Valero L.P. The power of attorney also grants the general partner and the liquidator the authority to amend the partnership agreement, and to make consents and waivers under the partnership agreement.
Capital Contributions
      Valero L.P.’s unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”
Limited Liability
      Assuming that a limited partner does not participate in the control of Valero L.P.’s business within the meaning of the Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware law, and that he otherwise acts in conformity with the provisions of Valero L.P.’s partnership agreement, his liability under the Delaware law will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to Valero L.P. for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the Valero L.P. limited partners as a group

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;
constituted “participation in the control” of Valero L.P.’s business for the purposes of the Delaware law, then the limited partners could be held personally liable for Valero L.P.’s obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with Valero L.P. who reasonably believe that the limited partner is a general partner. Neither Valero L.P.’s partnership agreement nor the Delaware law specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

      Under the Delaware law, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware law provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware law shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
      Valero L.P.’s operating subsidiaries conduct business or own assets in the United States, Canada, Mexico, the Netherland Antilles, the Netherlands and the United Kingdom. Maintenance of Valero L.P.’s limited liability as a limited partner or member, respectively, of its operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business. Limitations on the liability of limited partners or members for the obligations of a limited partner or member have not been clearly established in many jurisdictions. If it were determined that Valero L.P. was, by virtue of Valero L.P.’s ownership interest in the operating subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace Valero L.P.’s general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of Valero L.P.’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for Valero L.P.’s obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. Valero L.P. will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
      Valero L.P.’s partnership agreement authorizes Valero L.P. to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.
      It is possible that Valero L.P. will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units Valero L.P. issues will be entitled to share equally with the then-existing holders of common units in Valero L.P.’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in Valero L.P.’s net assets.
      There are no restrictions under the partnership agreement on the ability of the general partner to issue common units or common units junior or senior to the common units.
      In accordance with Delaware law and the provisions of the partnership agreement, Valero L.P. may also issue additional partnership securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.
      Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in Valero L.P. and Valero Logistics Operations. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that Valero L.P. issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.
Amendment of the Partnership Agreement

General
      Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the common units.
      We refer to the voting provision described above as a “unit majority.”

Prohibited Amendments
      No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Valero L.P. to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

•	change the term of Valero L.P.;

•	provide that Valero L.P. is not dissolved upon an election to dissolve Valero L.P. by the general partner that is approved by the holders of a majority of the outstanding common units; or

•	give any person the right to dissolve Valero L.P. other than the general partner’s right to dissolve Valero L.P. with the approval of the holders of a majority of the outstanding common units.
      The provision of the partnership agreement preventing the amendments having the effects described in the five bullets above can be amended upon the approval of the holders of at least 90% of the outstanding common units voting together as a single class.

No Unitholder Approval
      The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in the name of Valero L.P., the location of the principal place of business of Valero L.P., the registered agent or the registered office of Valero L.P.;

•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•	a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of Valero L.P. as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Valero L.P. nor Valero Logistics Operations will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of counsel to Valero L.P., to prevent Valero L.P., the general partner, Valero GP, LLC, or any of the directors, officers, agents or trustees of Valero GP, LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the

Investment Advisors Act of 1940, or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

•	any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•	any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by Valero L.P. of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

•	a change in the fiscal year or taxable year of Valero L.P. and related changes; and

•	any other amendments substantially similar to any of the matters described above.

      In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of Valero L.P. and the limited partners;

•	are necessary or advisable for any action taken by the general partner relating to splits or combinations of common units under the provisions of the partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval
      The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Valero L.P. being treated as an entity for federal income tax purposes if one of the amendments described above under “— Amendment of the Partnership Agreement” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the common units unless Valero L.P. obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in Valero L.P. or cause Valero L.P. or its operating subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).
      Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of common units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger/ Consolidation
      A merger or consolidation of Valero L.P. requires the prior approval of Valero L.P.’s general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in Valero L.P.’s partnership agreement. Once approved by the general partner, the merger agreement must be submitted to a vote of Valero L.P.’s limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of the holders of a unit majority (unless the affirmative vote of the holders of a greater percentage is required under the merger agreement or Delaware law).
      Unit Majority. A unit majority consists of at least a majority of the outstanding common units.

Disposal of Assets
      Except in connection with a dissolution and liquidation of the partnership or a duly approved merger, Valero L.P.’s general partner may not (a) sell, exchange or otherwise dispose of all or substantially all of Valero L.P.’s assets in a single transaction or a series of related transactions, or (b) approve on behalf of the partnership the sale, exchange or other disposition of all or substantially all of the assets of the operating partnership without the approval of the holders of a unit majority. However, the general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the partnership or operating partnership without the approval of the unitholders. In addition, the general partner may sell any or all of the assets of the partnership or operating partnership in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of the unitholders.
Termination and Dissolution
      Valero L.P. will continue in existence as a limited partnership until terminated under its partnership agreement. Valero L.P. will dissolve upon:

•	the election of the general partner to dissolve Valero L.P., if approved by the holders of common units representing a unit majority;

•	the sale, exchange or other disposition of all or substantially all of the assets and properties of Valero L.P.;

•	the entry of a decree of judicial dissolution of Valero L.P.; or

•	the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.
      Upon a dissolution under the last clause above, the holders of common units representing a unit majority may also elect, within specific time limitations, to reconstitute Valero L.P. and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of common units representing a unit majority, subject to receipt by Valero L.P. of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither Valero L.P., the reconstituted limited partnership, nor any operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
      Upon its dissolution, unless Valero L.P. is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Valero L.P.’s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate Valero L.P.’s assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy of Valero L.P. — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of Valero L.P.’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
Withdrawal or Removal of the General Partner
      Except as described below, Valero L.P.’s general partner has agreed not to withdraw voluntarily as general partner of Valero L.P. or as the general partner of any operating subsidiary prior to March 31, 2011 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2011, Valero L.P.’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, Valero L.P.’s general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interest in Valero L.P. without the approval of the unitholders. Please read “— Transfer of General Partner Interests.”
      Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in Valero L.P., the holders of common units representing a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Valero L.P. will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue the business of Valero L.P. and to appoint a successor general partner. Please read “— Termination and Dissolution.”
      If the general partner withdraws under circumstances where such withdrawal does not violate the partnership agreement, and a successor general partner is elected under the terms of partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner withdraws under circumstances where such withdrawal does violate the partnership agreement, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If such general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.
      The general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of the outstanding common units, and Valero L.P. receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.
      If the general partner is removed under circumstances where cause does not exist, and a successor general partner is elected under the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner is removed under circumstances where cause does exist, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If the general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.
      “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as the general partner.
      Withdrawal or removal of the general partner of Valero L.P. also constitutes withdrawal or removal of the general partner of Valero Logistics Operations.
      In addition, Valero L.P. will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of Valero L.P.
Transfer of General Partner Interests
      Prior to March 31, 2011, Valero L.P.’s general partner may not transfer all or any part of its general partner interest unless such transfer (a) has been approved by the prior written consent or vote of the holders of at least a majority of the outstanding common units (excluding any common units held by the general partner or its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of the general partner or (ii) another person in connection with the merger or consolidation of the general partner with or into such person or the transfer by the general partner of all or substantially all of its assets to such person.
      On or after March 31, 2011, Valero L.P.’s general partner may transfer all or any part of its general partner interest in Valero L.P. without unitholder approval.
      No transfer by Valero L.P.’s general partner of all or any part of its general partner interest is permitted unless (a) the transferee agrees to assume the rights and duties of the general partner and be bound by the partnership agreement and (b) the partnership receives an opinion of counsel regarding limited liability and tax matters.
Change of Management Provisions
      Valero L.P.’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management, including the following:

•	Any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter.

•	The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about the partnership’s operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Limited Call Right
      If at any time Valero L.P.’s general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, the general partner will have the right (which right it may assign and transfer to the partnership or any affiliate of the general partner) to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests to be purchased by the general partner will be selected by the general partner, and the general partner must mail notice of its election to purchase the interests to the holders of such interests at least 10 but not more than 60 days prior to the purchase date. The purchase price in the event of a purchase under these provisions would be the greater of (a) the current market price (as defined in the partnership agreement) of the limited partner interests of that class as of the date three days prior to the date the general partner mails notice of its election to purchase the interests and (b) the highest price paid by the general partner or any of its affiliates for any limited partner interest of that class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase the interests.
Meetings; Voting
      Special meetings of Valero L.P.’s limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding limited partner interests of the class or classes for which a meeting is proposed. The general partner must send notice of any meeting to the limited partners, and a meeting may not be held less than 10 days nor more than 60 days after the mailing of the notice. For the purpose of determining the limited partners entitled to notice of, and to vote at, a meeting of the limited partners (or to give written approvals without a meeting as described below), the general partner will set a record date, which may not be less than 10 nor more than 60 days before the date of the meeting (or the date by which the limited partners are requested to submit written approvals). Only record holders of limited partner interests on such record date are entitled to notice of, and to vote at, a meeting of the limited partners (or to vote on any action to be taken without a meeting).
      If authorized by the general partner, any action that may be taken at a meeting of limited partners may be taken without a meeting by obtaining approval in writing of the necessary percentage of the limited partners that would be required to authorize or take the action at a meeting of the limited partners.
      Each record holder of a limited partner interest has a vote according to his percentage interest in the partnership. Limited partner interests held for a person’s account by another person (such as a broker, dealer, or bank), in whose name such limited partner interests are registered, will be voted by such other person in favor of, and at the direction of, the beneficial owner unless the arrangement between such persons provides otherwise. Representation in person or by proxy of a majority of the outstanding limited partner interests of the class or classes for which a meeting has been called will constitute a quorum at such meeting (unless a particular action by the limited partners requires approval by a greater percentage of limited partner interests, in which case the quorum shall be such greater percentage). At any meeting at which a quorum is present, the act of the limited partners holding a majority of the outstanding limited partner interests entitled to vote at the meeting will be deemed to be the act of all the limited partners, unless a greater or different percentage is required under the partnership agreement, in which case the act of the limited partners holding such greater or different percentage of the outstanding limited partner interests will be required.
      Valero L.P. unitholders have no right to elect Valero L.P.’s general partner on an annual or other continuing basis. Valero L.P.’s partnership agreement explicitly authorizes the general partner to issue limited partner interests having special or superior voting rights without the consent of the limited partners.
Transfer of Units and Status as a Limited Partner or Assignee
      No transfer of Valero L.P. limited partner interests will be recognized by the partnership unless certificate(s) representing those limited partnership interests are surrendered and such certificates are accompanied by a duly executed transfer application. Each transferee of Valero L.P. limited partner interests must execute a transfer application whereby the transferee, among other things, requests admission as a substituted limited partner, makes certain representations, executes and agrees to comply with and be bound by the partnership agreement, and gives the consents and approvals and makes the waivers contained in the partnership agreement. Transferees may hold common units in nominee accounts.
      Once a transferee has executed and delivered a transfer application in accordance with the partnership agreement, the transferee becomes an assignee. An assignee becomes a limited partner upon the consent of the general partner and the recordation of the name of the assignee on Valero L.P.’s books and records. Such consent may be withheld in the sole discretion of the general partner. An assignee, pending its admission as a substituted limited partner, is entitled to an interest in Valero L.P. equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Valero L.P.’s general partner will vote and exercise, at the written direction of the assignee, other powers attributable to limited partner interests owned by an assignee who has not become a substituted limited partner.
      Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of limited partner interests and will not receive distributions, federal income tax allocations or reports furnished to record holders of limited partner interests. The only right such transferees will have is the right to admission as a substituted limited partner upon execution of a transfer application, subject to the approval of the general partner. A nominee or broker who has executed a transfer application with respect to limited partner interests held in street name or nominee accounts will receive distributions and reports pertaining to such limited partner interests.
Non-Citizen Assignees; Redemption
      If Valero L.P. is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that Valero L.P. has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, Valero L.P. may redeem the common units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon Valero L.P.’s liquidation.
Indemnification
      Under the partnership agreement, in most circumstances, Valero L.P. will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	the general partner;

•	any departing general partner;

•	any person who is or was an affiliate of the general partner or any departing general partner;

•	any person who is or was a partner, officer, director, employee, agent, or trustee of the general partner, Valero GP, LLC, or departing general partner or any affiliate of the general partner, Valero GP, LLC, or departing general partner; or

•	any person who is or was serving at the request of the general partner or departing general partner or any affiliate of the general partner or departing general partner as an officer, director, employee, member, partner, agent, or trustee of another person.
      Any indemnification under these provisions will only be out of Valero L.P.’s assets. Unless it otherwise agrees in its sole discretion, the general partner shall not be personally liable for any of Valero L.P.’s indemnification obligations, nor have any obligation to contribute or loan funds or assets to Valero L.P. to enable Valero L.P. to effectuate indemnification. Valero L.P. is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether Valero L.P. would have the power to indemnify the person against liabilities under the partnership agreement.
Books and Reports
      The general partner is required to keep appropriate books of Valero L.P.’s business at Valero L.P.’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, Valero L.P.’s fiscal year is the calendar year.
      Valero L.P. will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its registered public accounting firm. Except for its fourth quarter, Valero L.P. will also furnish or make available summary financial information within 90 days after the close of each quarter.
      Valero L.P. will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Valero L.P.’s ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying it with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies Valero L.P. with information.

Right to Inspect Valero L.P.’s Books and Records
      The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of Valero L.P.’s tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of Valero L.P.’s business and financial condition; and

•	any other information regarding Valero L.P.’s affairs as is just and reasonable.
      The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in Valero L.P.’s best interests or which Valero L.P. is required by law or by agreements with third parties to keep confidential.
Registration Rights
      Under the partnership agreement, Valero L.P. has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Riverwalk Logistics, L.P. as the general partner of Valero L.P. Valero L.P. is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CASH DISTRIBUTION POLICY OF VALERO L.P.
Distributions of Available Cash

General
      Within 45 days after the end of each quarter, Valero L.P. will distribute all of its available cash to its partners of record on the applicable record date.

Definition of Available Cash
      Available cash is defined in Valero L.P.’s partnership agreement and generally means, with respect to any fiscal quarter, the sum of all cash and cash equivalents on hand at the end of such quarter, plus any working capital borrowings made subsequent to the end of such quarter, less the amount of any cash reserves that Valero L.P.’s general partner deems necessary or appropriate to:

•	provide for the proper conduct of Valero L.P.’s business, including reserves for future capital expenditures and anticipated credit needs;

•	comply with applicable law or any debt instrument or other agreement or obligation; or

•	provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Intent to Distribute the Minimum Quarterly Distribution
      Valero L.P.’s policy is, to the extent it has sufficient available cash from operating surplus, as defined below, to distribute to each common unit at least the minimum quarterly distribution of $0.60 per quarter or $2.40 per year. However, there is no guarantee that Valero L.P. will pay the minimum quarterly distribution on the common units in any quarter and Valero L.P. may be prohibited from making any distributions to unitholders if it would cause an event of default under the terms of Valero L.P.’s indebtedness.
Operating Surplus and Capital Surplus

General
      Cash distributions are characterized as distributions from either operating surplus or capital surplus. Valero L.P. distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus
      Operating surplus is defined in Valero L.P.’s partnership agreement and generally means, with respect to any period ending prior to the dissolution of Valero L.P.:

•	$10 million plus all cash and cash equivalents on hand as of the close of business on April 16, 2001, the closing date of its initial public offering of its common units;

•	plus all cash receipts since April 16, 2001, other than from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirements or replacements of assets;

•	plus all cash receipts resulting from working capital borrowings after the end of such period but on or before the date of determination of the operating surplus for such period;

•	less all operating expenditures since April 16, 2001; and

•	less the amount of cash reserves that Valero L.P.’s general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus
      Capital surplus of Valero L.P. will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions
      To avoid the difficulty of trying to determine whether the available cash that Valero L.P. distributes is from operating surplus or from capital surplus, all available cash that Valero L.P. distributes on any date from any source is treated as a distribution of cash from operating surplus until the sum of all available cash theretofore distributed equals the operating surplus calculated as of the end of the fiscal quarter with respect to which such distribution is being made. Any remaining amounts of available cash distributed on such date will be treated as cash from capital surplus and will be distributed accordingly.
      If at any time (i) a hypothetical holder of a common unit acquired on April 16, 2001 has received distributions of available cash from capital surplus in an aggregate amount equal to the $24.50 initial public offering price of the common units, and (ii) each common unit then outstanding has received an amount equal to any cumulative arrearage existing with respect to the common units, then the distinction between operating surplus and capital surplus will cease, and all subsequent distributions of available cash will be treated as distributions of cash from operating surplus and will be distributed accordingly. To date there have been no distributions from capital surplus, and Valero L.P. does not anticipate that there will be significant distributions from capital surplus in the future.
Distributions of Available Cash from Operating Surplus
      Valero L.P. will make distributions of available cash from operating surplus as follows:

•	First, 98% to the unitholders, pro rata, and 2% to the general partner, until Valero L.P. has distributed for each outstanding unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

•	Second, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until Valero L.P. has distributed with respect to each unit then outstanding an amount equal to the excess of the first target distribution ($0.66 per unit) over the minimum quarterly distribution; and

•	Thereafter, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner.
      If the minimum quarterly distribution and the first target distribution have been reduced to zero under the terms of the partnership agreement, then any distribution of available cash from operating surplus will be made solely in accordance with the final bullet point above.
      The minimum quarterly distribution and the first target distribution are subject to adjustment as described below in “— Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels.”
Distributions of Available Cash from Capital Surplus

How Distributions from Capital Surplus are Made
      Valero L.P. makes distributions of available cash from capital surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until a hypothetical holder of a common unit acquired on April 16, 2001 has received an aggregate amount equal to the $24.50 initial public offering price of the common units;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until there has been distributed with respect to each common unit then outstanding an amount equal to any cumulative arrearage existing with respect to the common units; and

•	Thereafter, all distributions of available cash from capital surplus will be distributed as if they were from operating surplus.

Effect of a Distribution from Capital Surplus
      Valero L.P.’s partnership agreement treats a distribution of cash from capital surplus on a common unit as the repayment of the initial public offering price of such common unit, which is a return of capital. The initial public offering price less any distributions of cash from capital surplus per common unit is referred to as “unrecovered initial unit price” or “unrecovered capital.” Each time a distribution of cash from capital surplus is made on a common unit, the minimum quarterly distribution and the first target distribution for all units will be reduced in the same proportion as the corresponding reduction in the unrecovered capital. Because distributions of cash from capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for Valero L.P.’s general partner to receive incentive distributions. However, any distribution by Valero L.P. of capital surplus before the unrecovered capital is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      If at any time, Valero L.P. makes a distribution of cash from capital surplus in an amount equal to the then current unrecovered capital, the minimum quarterly distribution and the first target distribution will be reduced to zero. As a result, all future distributions will be made from operating surplus, with 75% being paid to all unitholders, pro rata, 23% to the general partner as the holder of incentive distribution rights, pro rata, and 2% to the general partner.
Incentive Distribution Rights
      Incentive distribution rights are non-voting limited partner interests that were issued to Valero L.P.’s general partner in connection with the transfer of its general partnership interest in the operating partnership to Valero L.P. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been achieved. The general partner as the holder of incentive distribution rights is paid in the manner described in “— Distributions of Available Cash from Operating Surplus” above.
      Prior to March 31, 2011, the general partner may not transfer (other than to affiliates, in a merger or the sale of all assets) the incentive distribution rights without the approval of the majority of the common units (excluding the general partner’s common units).
Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels
      Valero L.P.’s minimum quarterly distribution is $0.60 per unit, subject to adjustment. Valero L.P.’s first target distribution is $0.66 per unit, subject to adjustment. Valero L.P. has no other target distribution levels.
      In addition to reductions of the minimum quarterly distribution and first target distribution level made upon a distribution of available cash from capital surplus, as described above, if Valero L.P. distributes units to its unitholders, combines its units into fewer units or subdivides its units into a greater number of units, Valero L.P. will proportionately adjust:

•	the minimum quarterly distribution;

•	the first target distribution level;

•	any common unit arrearage;

•	any cumulative common unit arrearage; and

•	the unrecovered capital.

      For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, the first target distribution level, any common unit arrearage, any cumulative common unit arrearage and the unrecovered capital of the common units would each be reduced to 50% of its initial level.
      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes Valero L.P. and/or the operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, then Valero L.P. will reduce the then-applicable minimum quarterly distribution and the first target distribution level by multiplying the same by one minus the sum of (a) the highest marginal federal corporate (or other) income tax rate that could apply plus (b) any increase in the effective overall state and local income tax rates. For example, if Valero L.P. became subject to a maximum effective federal, state and local income tax rate of 35%, then the minimum quarterly distribution and the first target distribution level would each be reduced to 65% of their previous levels.
Distributions of Cash upon Liquidation
      If Valero L.P. dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation, and the partner’s capital account balances will be adjusted to reflect any resulting gain or loss. Valero L.P. will first apply the proceeds of liquidation to the payment of its creditors (including partners) in the order of priority provided in the partnership agreement and by law and, thereafter, it will distribute any remaining proceeds to its partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as adjusted. The manner of adjustment of capital accounts is set forth in Valero L.P.’s partnership agreement.

Manner of Adjustments for Gain
      Upon its liquidation, Valero L.P. will allocate any net gain (or unrealized gain attributable to assets distributed in kind to the partners) in the following manner:

•	first, to each partner having a negative balance in its capital account, in the proportion that such negative balance bears to the total negative balances of all partners, until each partner has been allocated net gain equal to its negative balance;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

•	the unrecovered capital with respect to such common unit;

•	the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs; and

•	the amount of any cumulative arrearage existing with respect to the common units;

•	third, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

•	the unrecovered capital with respect to each common unit;

•	the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs;

•	the amount of any cumulative arrearage existing with respect to the common units; and

•	the excess of (a) the first target distribution less the minimum quarterly distribution for each quarter of the partnership’s existence, over (b) the cumulative per unit amount of any distributions of available cash from operating surplus that were distributed 90% to all unitholders, pro rata, 8% to the holders of incentive distribution rights, pro rata, and 2% to the general partner; and

•	thereafter, 75% to all unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

Manner of Adjustments for Losses
      Upon its liquidation, Valero L.P. will allocate any loss in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit has been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts
      In addition, interim adjustments to capital accounts will be made at the time Valero L.P. issues additional partnership interests or makes distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in Valero L.P., distributions of property by Valero L.P., or upon Valero L.P.’s liquidation, will be allocated in a manner which results, to the extent possible, in the capital account balances of the general partner equaling the amount that would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

UNITS ELIGIBLE FOR FUTURE SALE
      After the sale of the units offered by this prospectus, subsidiaries of Valero Energy will hold an aggregate of 26.0 million of our units, representing approximately 61% of our outstanding units. The sale of these units could have an adverse impact on the price of the units or on any trading market that may develop.
      The units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the units for the four calendar weeks prior to the sale.
      Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his units for at least two years, would be entitled to sell units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.
      Our limited liability company agreement provides that we may issue an unlimited number of limited liability company interests of any type without a vote of the unitholders. Our limited liability company agreement does not restrict our ability to issue equity securities ranking junior to the units at any time. Any issuance of additional units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, units then outstanding. Please read “Description of our Limited Liability Company Agreement — Issuance of Additional Securities.”
      Under the limited liability company agreement, subsidiaries of Valero Energy have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the limited liability company agreement, these registration rights allow such subsidiaries of Valero Energy or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, such subsidiaries of Valero Energy may sell their units in private transactions at any time, subject to compliance with applicable laws.
      We, certain of our affiliates, our executive officers and directors and the selling unitholders have agreed not to sell any units for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES
      This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, tax counsel to us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Valero GP Holdings.
      The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us.
      For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1)	the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Units — Allocations Between Transferors and Transferees”); and

(3)	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
      Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource, including our allocable share of such income from Valero L.P. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.
      No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to Valero L.P.’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be treated as a partnership for federal income tax purposes.
      In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and the general partner of Valero L.P. The representations made by us and the general partner of Valero L.P. upon which Andrews Kurth LLP has relied are:

•	Neither we, nor Valero L.P., have elected nor will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if Valero L.P. were taxable as a corporation in any given year, our share of Valero L.P.’s items of income, gain, loss and deduction would not be passed through to us, and Valero L.P. would pay tax on its income at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation of either us or Valero L.P. as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
      The discussion below is based on Andrews Kurth LLP’s opinion that we and Valero L.P. will be classified as a partnership for federal income tax purposes.

Limited Partner Status
      Unitholders who have become members of Valero GP Holdings will be treated as partners of Valero GP Holdings for federal income tax purposes. Also, assignees who have executed and delivered transfer applications, and are awaiting admission as members, and unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Valero GP Holdings for federal income tax purposes.
      Because there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Andrews Kurth LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.
      A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
      Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.
Tax Consequences of Unit Ownership
      Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
      Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “— Disposition of Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
      Any reduction in a unitholder’s share of our liabilities for which no unitholder bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

      Ratio of Taxable Income to Distributions. We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P. because our ownership of incentive distribution rights will cause more taxable income to be allocated to us from Valero L.P. Moreover, if Valero L.P. is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates are based upon the assumption that the distribution rate from Valero L.P. will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower and any differences could be material and could materially affect the value of the units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater than the estimate with respect to the period described above if:

•	Valero L.P.’s gross income from operations exceeds the amount required to make the minimum quarterly distribution on all Valero L.P.’s units, yet Valero L.P. only distributes the minimum quarterly distribution on all its units, or

•	Valero L.P. makes a future offering of common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to Valero L.P.’s assets at the time of this offering.
      Basis of Units. A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on his share of our profits. Please read “— Disposition of Units — Recognition of Gain or Loss.”
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. As a general rule, the passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in Valero L.P. will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in Valero L.P. and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as Valero L.P., or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed your share of income we generate may be deducted in full when you dispose of your entire investment in us in a fully taxable transaction with an unrelated party.
      The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as Valero L.P. and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in Valero L.P. However, passive losses that are not deductible because they exceed a unitholder’s share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and Valero L.P. in a fully taxable transaction with an unrelated party.
      The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.
      Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
      Entity Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.
      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “book-tax disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the unitholders in profits and losses;

•	the interest of all the unitholders in cash flow; and

•	the rights of all the unitholders to distributions of capital upon liquidation.
      Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Units — Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
      Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Units — Recognition of Gain or Loss.”
      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”
      Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”
      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by Valero L.P. to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Units — Allocations Between Transferors and Transferees.”
      Tax Basis, Depreciation and Amortization. The tax basis of our assets and Valero L.P.’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The tax basis of assets owned at the time of this offering will be greater to the extent such assets have been recently acquired. The federal income tax burden associated with the difference between the fair market value of our assets and Valero L.P.’s assets and their tax basis immediately prior to (i) this offering will be borne by existing unitholders, and (ii) any other offering will be borne by unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we or Valero L.P. dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or Valero L.P. owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Units — Recognition of Gain or Loss.”
      The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and Valero L.P.’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or Valero L.P. owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
      Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
      Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of penalties.
      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Valero Energy currently intends to sell its interests in us, pending market conditions, such that 50% of more of the total interests in our capital and profits may be sold within a twelve-month period after the completion of this offering. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our depreciation and cost recovery deductions. A termination could also result in penalties if we were unable to determine that the termination had occurred, and might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
      Moreover, a termination of our partnership would result in a deemed sale or exchange of our interest in Valero L.P.’s capital and profits. This deemed sale or exchange of our interests in Valero L.P.’s capital and profits may also cause the termination of Valero L.P.’s partnership if this deemed sale, together with all other sales of interests in Valero L.P., results in a sale or exchange of 50% or more of Valero L.P.’s capital and profits interests within a 12-month period. A termination of Valero L.P. would result in the closing of Valero L.P.’s taxable year for all unitholders, including us, and would result in a deferral of depreciation and cost recovery deductions allowable in computing Valero L.P.’s taxable income.

Uniformity of Units
      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”
      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code. This method is consistent with the Treasury Regulations applicable to property depreciable under the accelerated or modified accelerated cost recovery systems, which we expect to apply to substantially all, if not all, of our depreciable property. We also intend to use this method with respect to property that we own, if any, depreciable under Section 167 of the Internal Revenue Code. We do not expect Section 167 to apply to a material portion, if any, of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The limited liability company agreement names Diamond Shamrock Refining and Marketing Company as our Tax Matters Partner.
      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:
        (1) a person that is not a United States person;
        (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
        (3) a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
      (1) for which there is, or was, “substantial authority,” or
      (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in that kind of an “understatement” of income relating to such a transaction for which no “substantial authority” exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules would apply to an understatement of tax resulting from an ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
      Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.
      Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.
      We do not expect to engage in any reportable transactions.
State, Local, Foreign and Other Tax Considerations
      In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or Valero L.P. may do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we or Valero L.P. may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign tax returns, as well as U.S. federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
      An investment in our units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(l)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income (please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors”) by the plan and, if so, the potential after-tax investment return.
      In addition, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our units is authorized by the appropriate governing instrument and is a proper investment for the plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our units should consider whether the entity’s purchase or ownership of such units would or could result in the occurrence of such a prohibited transaction.
      In addition to considering whether the purchase of units is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our units, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including fiduciary standard and its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company;” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
      Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.
      Plan fiduciaries contemplating a purchase of units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDERS
      Immediately prior to the closing of this offering, we will issue to the selling unitholders an aggregate of units representing an aggregate 48.4% membership interest in us. The selling unitholders, or their predecessors, are indirect wholly owned subsidiaries of Valero Energy and received their respective membership interests in us at the time of our formation in connection with the initial public offering of Valero L.P. in April 2001. The following table sets forth information concerning the ownership of units by the selling unitholders immediately after this offering assuming:

•	the underwriters’ option to purchase additional units is not exercised; and

•	the underwriters exercise their option to purchase additional units in full, with the number of units to be sold by each selling unitholder.
      If the underwriters exercise their option to purchase additional units, Sigmor Corporation will sell additional units as set forth below.

			Units Offered By Selling
			Unitholders		Units Owned Immediately After This Offering

	Units Owned			Assuming			Assuming
	Prior to		Assuming	Underwriters’	Assuming		Underwriters’
	Offering(b)		Underwriters’	Option is	Underwriters’		Option is
			Option is Not	Exercised	Option is Not		Exercised
Name of Selling Unitholder(a)	Units	Percent	Exercised	in Full	Exercised	Percent	in Full	Percent

Sigmor Corporation	12,523,275	29.5%	8,449,911	10,924,911	4,073,364	9.6%	1,598,364	3.8%
The Shamrock Pipe Line Corporation	5,750,032	13.5	5,750,032	5,750,032	—	0.0	—	0.0
Diamond Shamrock Refining Company, L.P.	2,298,782	5.4	2,298,782	2,298,782	—	0.0	—	0.0
Valero Refining — New Orleans, L.L.C.	425	*	425	425	—	0.0	—	0.0
Valero Refining Company — California	425	*	425	425	—	0.0	—	0.0
Valero Refining — Texas, L.P.	425	*	425	425	—	0.0	—	0.0

*	Represents less than 1%.

(a)	The address of each selling unitholder is One Valero Way, San Antonio, Texas 78249.

(b)	Gives effect to the 4.25-for-1 unit split to be effected immediately prior to the completion of this offering.

UNDERWRITING
      Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an Underwriting Agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling unitholders the respective number of units shown opposite its name below:

Number of
Underwriters	Units

Lehman Brothers Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets, a division of McDonald Investments, Inc.
Raymond James & Associates, Inc.
Oppenheimer & Co. Inc.
Petrie Parkman & Co.
Sanders Morris Harris Inc.

Total	16,500,000

      The underwriting agreement provides that the underwriters’ obligation to purchase the units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the units offered hereby if any of the units are purchased;

•	the representations and warranties made by us and the selling unitholders to the underwriters are true;

•	there has been no material change in our financial condition or in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions the selling unitholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional units. The underwriting fee is the difference between the initial public offering price and the amount the underwriters pay to the selling unitholders for the units.

	No Exercise	Full Exercise

Per unit	$	$

Total	$	$

      The representative of the underwriters has advised us that the underwriters propose to offer the units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per unit. After the offering, the representative may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.0 million. Valero Energy will pay the expenses of the offering.
Option to Purchase Additional Units
      The selling unitholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 2,475,000 additional units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 16,500,000 units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Directed Unit Program
      At our request, Lehman Brothers Inc. has established a Directed Unit Program under which they have reserved up to 825,000 units offered hereby at the public offering price for officers, directors, employees and certain other persons associated with us. The number of units available for sale to the general public will be reduced to the extent such persons purchase units reserved under the Directed Unit Program. The units reserved for sale under the Directed Unit Program will be subject to a 180 day lock-up agreement. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered hereby.
Lock-Up Agreements
      We, certain of our affiliates, our executive officers and directors, and the selling unitholders have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any units or any securities which may be converted into or exchanged for any units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any units or securities convertible or exchangeable into units or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Lehman Brothers Inc., in its sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholder’s reasons for requesting the release, the number of units and other securities for which the release is being requested and market conditions at the time. Lehman Brothers Inc. has advised us that it has no present intent to release the lock-ups prior to the expiration of the 180-day restricted period described above.

Offering Price Determination
      Prior to this offering, there has been no public market for our units. The initial public offering price will be negotiated between the representative, us and the selling unitholders. In determining the initial public offering price of our units, the representative will consider:

•	the history and prospects for the industry in which we compete,

•	our financial information,

•	the ability of our management and our business potential and earnings prospects,

•	the prevailing securities markets at the time of this offering, and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.
Indemnification
      We and the selling unitholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the Directed Unit Program referred to above, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the units, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of units in excess of the number of units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of units involved in the sales made by the underwriters in excess of the number of units they are obligated to purchase is not greater than the number of units that they may purchase by exercising their option to purchase additional units. In a naked short position, the number of units involved is greater than the number of units in their option to purchase additional units. The underwriters may close out any short position by either exercising their option to purchase additional units and/or purchasing units in the open market. In determining the source of units to close out the short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase additional units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of the units. As a result, the price of the units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters or the selling unitholders make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
New York Stock Exchange
      We will apply for listing of the units on the New York Stock Exchange under the symbol “VEH.”
      In connection with the listing of our units on the New York Stock Exchange, the underwriters have advised us that they will undertake to sell round lots of 100 units or more to a minimum of 2,000 beneficial owners.
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of units offered by them.
Stamp Taxes
      If you purchase units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      The underwriters and their affiliates may in the future perform investment banking and advisory services for us and our affiliates from time to time for which they may receive customary fees and expenses. The underwriters may also, from time to time, engage in transactions with or perform services for us and our affiliates in the ordinary course of their business. In addition, certain of the underwriters and their affiliates have performed, and may in the future perform, investment banking, commercial banking and advisory services for Valero Energy and/or Valero L.P. for which they have received or will receive customary fees and expenses.
NASD Conduct Rules
      Because the National Association of Securities Dealers, Inc. (NASD) views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

United Kingdom
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of units to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Valero GP Holdings; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the units in, from or otherwise involving the United Kingdom.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of units to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of units to the public” in relation to any units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the units to be offered so as to enable an investor to decide to purchase or subscribe the units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong
      The units may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell units or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the units may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in

Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan
      The units have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
VALIDITY OF THE UNITS
      The validity of the units will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the units will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
      The combined financial statements of Valero GP Holdings, LLC as of and for the years ended December 31, 2004 and 2005, the consolidated financial statements of Valero L.P. as of and for the years ended December 31, 2004 and 2005, and the consolidated financial statements of Kaneb Services LLC as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements of Kaneb Services LLC refers to a change in the method of accounting for asset retirement obligations.

      The combined financial statements of Valero GP Holdings, LLC for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Valero L.P. for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
FORWARD-LOOKING STATEMENTS
      This prospectus contains various forward-looking statements and information that are based on our beliefs as well as assumptions made by and information currently available to us. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. In particular, a significant amount of information included under “Our Cash Distribution Policy and Restrictions on Distributions” is comprised of forward-looking statements. When used in this prospectus or in the documents we have incorporated herein or therein by reference, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we believe that such expectations reflected in such forward-looking statements are reasonable, we can give no assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

•	Our ability to pay distributions to our unitholders;

•	Our expected receipt of distributions from Valero L.P.;

•	Any reduction in the quantities of crude oil and refined products transported in Valero L.P.’s pipelines or handled at Valero L.P.’s terminals and storage tanks;

•	Any significant decrease in the demand for refined products in the markets served by Valero L.P.’s pipelines and terminals;

•	Any material decline in production by any of Valero Energy’s McKee, Three Rivers, Corpus Christi East, Corpus Christi West, Texas City, Paulsboro, Benicia and Ardmore refineries or Tesoro’s Mandan, North Dakota refinery;

•	Any downward pressure on market prices caused by new competing refined product pipelines that could cause Valero Energy to decrease the volumes transported in Valero L.P.’s pipelines;

•	Any challenges to Valero L.P.’s tariffs or changes in state or federal ratemaking methodology;

•	Any changes in laws and regulations to which we or Valero L.P. are subject, including federal, state and local tax laws, safety, environmental and employment laws;

•	Overall economic conditions;

•	Any material decrease in the supply of or material increase in the price of crude oil available for transport through Valero L.P.’s pipelines and storage in Valero L.P.’s storage tanks;

•	Inability to expand Valero L.P.’s business and acquire new assets as well as to attract third-party shippers;

•	Conflicts of interest with Valero L.P., Valero GP, LLC or Valero Energy;

•	The loss of Valero Energy as a customer or a significant reduction in its current level of throughput and storage with Valero L.P.;

•	Any inability to borrow additional funds;

•	Any substantial costs related to environmental risks, including increased costs of compliance;

•	Any change in the credit rating assigned to our or Valero Energy or its subsidiaries’ indebtedness;

•	Any reductions in space allocated to Valero L.P. in interconnecting third-party pipelines;

•	Any material increase in the price of natural gas;

•	Inability to successfully complete the announced mergers with Kaneb or integrate Kaneb’s operations;

•	Terrorist attacks, threat of war or terrorist attacks or political or other disruptions that limit crude oil production; and

•	Accidents or unscheduled shutdowns affecting Valero L.P.’s pipelines, terminals, machinery, or equipment, or those of Valero Energy.
      You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the units offered by this prospectus, you should review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded at no cost from the SEC’s website.
      We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

VALERO GP HOLDINGS, LLC
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction
      The unaudited pro forma combined statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 reflect the pro forma effect of two separate transactions. First, Valero GP Holdings’ equity in income of Valero L.P. is adjusted to reflect the effect of the acquisition of Kaneb, including the effect of the sale of certain of the acquired assets in accordance with an agreement with the Federal Trade Commission to divest such assets, as if those transactions occurred on January 1, 2005. Second, the pro forma combined statements of income reflect the effect of this offering as if it had occurred on January 1, 2005, including (a) the elimination of interest expense on Valero GP Holdings’ notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries and (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings will incur under a new Administration Agreement with Valero GP, LLC for certain administrative services to be provided by Valero GP, LLC. The unaudited pro forma combined balance sheet reflects the effect of the capital contribution discussed above as well as a capital contribution by Valero Energy subsidiaries to fund certain employee benefit plan liabilities of Valero GP Holdings as if those transactions occurred on March 31, 2006.
      The unaudited pro forma combined financial information should be read in conjunction with the audited and unaudited financial statements of Valero GP Holdings and Valero L.P. and the audited and unaudited financial statements of Kaneb Services LLC included in this prospectus. The unaudited pro forma combined financial information is not necessarily indicative of the financial results that would have occurred if the acquisition of Kaneb and this offering had been consummated on the dates indicated, nor are they necessarily indicative of the financial results in the future. The pro forma adjustments, as described in the Notes to Unaudited Pro Forma Combined Financial Statements, are based upon available information and certain assumptions that the management of Valero GP Holdings believes are reasonable.

VALERO GP HOLDINGS, LLC
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
March 31, 2006

	Valero GP
	Holdings	Offering		Pro Forma
	Historical	Adjustments		as Adjusted

	(Thousands of dollars)
ASSETS
Current assets:
Cash	$120	$3,417	(b)	$3,537
Receivable from Valero L.P.	73	—		73
Accounts receivable	5	—		5

Total current assets	198	3,417		3,615

Long-term receivable from Valero L.P.	—	5,507	(b)	5,507
Investment in Valero L.P.	407,458	—		407,458
Deferred tax asset	339	—		339

Total assets	$407,995	$8,924		$416,919

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$14	$—		$14
Income taxes payable	27	—		27
Accrued liabilities	1,557	—		1,557

Total current liabilities	1,598	—		1,598

Notes payable to affiliates	265,354	(7,367	)(a)	—
		(257,987	)(c)
Other long-term liabilities	—	7,367	(a)	7,367
Members’ equity	141,043	8,924	(b)	407,954
		257,987	(c)

Total liabilities and members’ equity	$407,995	$8,924		$416,919

See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO GP HOLDINGS, LLC
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2005

	Valero GP	Kaneb		Pro Forma
	Holdings	Pro Forma		Combined	Offering		Pro Forma
	Historical	Adjustments		for Kaneb	Adjustments		as Adjusted

	(Thousands of dollars)
Equity in earnings of Valero L.P.	$37,646	$(11,695	)(d)	$25,951	$—		$25,951

Costs and expenses:
General and administrative expenses	28	—		28	472	(e)	500

Total costs and expenses	28	—		28	472		500

Operating income	37,618	(11,695)		25,923	(472)		25,451
Other income, net	456	—		456	—		456
Interest income — affiliated	111	—		111	(111	)(f)	—
Interest expense — affiliated	(17,778)	—		(17,778)	17,778	(f)	—

Income before income tax expense	20,407	(11,695)		8,712	17,195		25,907
Income tax expense	114	(12	)(g)	102	(3	)(g)	99

Net income	$20,293	$(11,683)		$8,610	$17,198		$25,808

Earnings per unit — basic and assuming dilution							$0.61

Weighted-average units outstanding (in thousands) (h)							42,500

See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO GP HOLDINGS, LLC
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the Three Months Ended March 31, 2006

	Valero GP
	Holdings	Offering		Pro Forma
	Historical	Adjustments		as Adjusted

	(Thousands of dollars)
Equity in earnings of Valero L.P.	$11,175	$—		$11,175

Costs and expenses:
General and administrative expenses	8	117	(e)	125

Total costs and expenses	8	117		125

Operating income	11,167	(117)		11,050
Other income, net	1	—		1
Interest income — affiliated	33	(33	)(f)	—
Interest expense — affiliated	(4,743)	4,743	(f)	—

Income before income tax expense	6,458	4,593		11,051
Income tax expense	83	2	(g)	85

Net income	$6,375	$4,591		$10,966

Earnings per unit — basic and assuming dilution				$0.26

Weighted-average units outstanding (in thousands) (h)				42,500

See Notes to Unaudited Pro Forma Combined Financial Statements.

VALERO GP HOLDINGS, LLC
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(a)	To reclass $7.1 million of other postretirement employee benefit (OPEB) liabilities and $0.3 million of long-term disability liabilities for Valero GP Holdings’ employees from notes payable to affiliates to other long-term liabilities. See Note (b) for planned funding of these and other employee benefit plan liabilities.

(b)	To reflect a planned $8.9 million capital contribution from Valero Energy to Valero GP Holdings to fund certain employee benefit plan liabilities of Valero GP Holdings in accordance with agreements between Valero Energy and Valero GP Holdings that will become effective upon the effective date of this offering. The capital contribution will be funded with $3.4 million of cash and a $5.5 million receivable from Valero L.P. held by Valero Energy.

(c)	To reflect a planned $258.0 million capital contribution from Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries.

(d)	To reflect the adjustment to Valero GP Holdings’ general partner and limited unitholder interests in Valero L.P.’s income from continuing operations, resulting from (i) the pro forma effects of the acquisition of Kaneb on net income, (ii) the issuance of additional common units in connection with the acquisition of Kaneb, and (iii) an assumed quarterly per unit distribution by Valero L.P. of $0.855 per unit, which is the amount of Valero L.P.’s distribution for the quarter ended December 31, 2005.

The following table reflects the calculation of Valero GP Holdings’ pro forma adjustment to equity in earnings of Valero L.P. (in thousands):

Year Ended
December 31,
2005

Valero L.P.’s pro forma combined income from continuing operations	$83,084
Less: General partner’s incentive distribution	(12,196)

Amount to be allocated to 2% general partner interest and limited partners	$70,888

Valero GP Holdings’ 23.4% interest in Valero L.P.	$16,639
General partner’s incentive distribution	12,196
Less: Amortization of step-up in basis related to Valero Energy’s acquisition of UDS (1)	(2,884)

Valero GP Holdings’ pro forma equity in earnings of Valero L.P.	25,951
Less: Valero GP Holdings’ historical equity in earnings of Valero L.P.	(37,646)

Pro forma adjustment to equity in earnings of Valero L.P.	$(11,695)

(1)	Represents the amortization of the excess of the fair value over historical carrying amounts of Valero L.P.’s assets and liabilities at the date of Valero Energy’s acquisition of Ultramar Diamond Shamrock Corporation (UDS), related to Valero Energy’s interest in Valero L.P. at that date.

VALERO GP HOLDINGS, LLC
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

(e)	To reflect an adjustment to general and administrative expenses as follows (in thousands):

	Year Ended	Three Months
	December 31,	Ended March 31,
	2005	2006

Administration agreement with Valero GP, LLC (1)	$500	$125
Less: Historical general and administrative expenses	(28)	(8)

Adjustment to general and administrative expenses	$472	$117

(1)	Represents the fee to be charged by Valero GP, LLC to Valero GP Holdings under the Administration Agreement for executive management, accounting, legal, cash management, corporate finance and other administrative services.

(f)	To reflect the elimination of affiliated interest income and expense resulting from the planned contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries.

(g)	To reflect the tax effect of the pre-tax income adjustments related to the Kaneb pro forma and offering adjustments. Although the net pre-tax income adjustments increase income, income tax expense is substantially unchanged as the interest expense reduction primarily affects an entity not subject to significant state income tax. Amounts in the following table are in thousands:

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2005	2006

Pro forma income tax expense	$99	$85
Less: Historical income tax expense	114	83

Adjustment to income tax expense	$(15)	$2

(h)	To reflect the weighted-average units outstanding for the year ended December 31, 2005 and the three months ended March 31, 2006, assuming the 42,500,000 units of Valero GP Holdings that will be outstanding after the offering were outstanding on January 1, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Members
of Valero GP Holdings, LLC:
      We have audited the accompanying combined balance sheets of Valero GP Holdings, LLC (the Company) as of December 31, 2004 and 2005, and the related combined statements of income, members’ equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Valero GP Holdings, LLC as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
San Antonio, Texas
March 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Members
of Valero GP Holdings, LLC:
      We have audited the accompanying combined statements of income, members’ equity and cash flows of Valero GP Holdings, LLC (the Company) for the year ended December 31, 2003. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of Valero GP Holdings, LLC for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
San Antonio, Texas
February 3, 2006

VALERO GP HOLDINGS, LLC
COMBINED BALANCE SHEETS
(Thousands of dollars)

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
ASSETS
Current assets:
Cash	$120	$121	$120
Receivable from Valero L.P.	—	1,151	73
Accounts receivable	—	—	5

Total current assets	120	1,272	198
Investment in Valero L.P.	388,682	408,744	407,458
Deferred tax asset	189	298	339

Total assets	$388,991	$410,314	$407,995

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$—	$2	$14
Income taxes payable	—	11	27
Accrued liabilities	4,419	2,560	1,557

Total current liabilities	4,419	2,573	1,598
Notes payable to affiliates	270,597	265,961	265,354
Members’ equity	113,975	141,780	141,043

Total liabilities and members’ equity	$388,991	$410,314	$407,995

See Notes to Combined Financial Statements.

VALERO GP HOLDINGS, LLC
COMBINED STATEMENTS OF INCOME
(Thousands of dollars)

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Operating revenues	$24,868	$—	$—	$—	$—
Equity in earnings of Valero L.P.	27,418	35,314	37,646	8,660	11,175

Total revenues	52,286	35,314	37,646	8,660	11,175

Costs and expenses:
Operating expenses	9,484	—	—	—	—
General and administrative expenses	1,562	91	28	—	8
Depreciation expense	2,975	—	—	—	—

Total costs and expenses	14,021	91	28	—	8

Operating income	38,265	35,223	37,618	8,660	11,167
Equity in earnings of Skelly-Belvieu Pipeline Company	633	—	—	—	—
Other income, net	72	375	456	369	1
Interest income — affiliated	—	26	111	12	33
Interest expense:
Affiliated	(18,691)	(17,110)	(17,778)	(4,414)	(4,743)
Nonaffiliated, net of capitalized interest	(1,592)	—	—	—	—
Minority interest in net income of Valero L.P.	(2,400)	—	—	—	—

Income before income tax expense	16,287	18,514	20,407	4,627	6,458
Income tax expense	33	67	114	67	83

Net income	$16,254	$18,447	$20,293	$4,560	$6,375

See Notes to Combined Financial Statements.

VALERO GP HOLDINGS, LLC
COMBINED STATEMENTS OF MEMBERS’ EQUITY
(Thousands of dollars)

				Three Months
	Year Ended December 31,			Ended
				March 31,
	2003	2004	2005	2006

				(unaudited)
Balance as of beginning of period	$244,771	$105,960	$113,975	$141,780
Net income	16,254	18,447	20,293	6,375
Contributions from Valero Energy	1,513	—	29,411	—
Distributions to Valero Energy	(156,578)	(10,432)	(21,899)	(7,112)

Balance as of end of period	$105,960	$113,975	$141,780	$141,043

See Notes to Combined Financial Statements.

VALERO GP HOLDINGS, LLC
COMBINED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cash flows from operating activities:
Net income	$16,254	$18,447	$20,293	$4,560	$6,375
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	2,975	—	—	—	—
Equity in earnings of Valero L.P.	(27,418)	(35,314)	(37,646)	(8,660)	(11,175)
Distributions of equity income from Valero L.P.	25,524	37,208	37,646	8,660	11,175
Equity in earnings of Skelly-Belvieu Pipeline Company	(633)	—	—	—	—
Distributions of equity income from Skelly-Belvieu Pipeline Company	633	—	—	—	—
Gain on sale of Valero L.P. units in connection with employee benefit plans	(33)	(375)	(456)	(369)	—
Minority interest in net income of Valero L.P.	2,400	—	—	—	—
Deferred income tax expense (benefit)	(158)	(7)	67	56	23
Changes in current assets and liabilities	601	2,224	(2,997)	(1,070)	98
Other, net	2,888	—	(176)	(46)	(64)

Net cash provided by operating activities	23,033	22,183	16,731	3,131	6,432

Cash flows from investing activities:
Capital expenditures	(1,883)	—	—	—	—
Acquisitions	(14,807)	—	—	—	—
Distributions in excess of equity income from Valero L.P.	—	756	7,099	1,043	1,486
Distributions in excess of equity income from Skelly-Belvieu Pipeline Company	18	—	—	—	—
Investment in Valero L.P.	(1,474)	(597)	(29,747)	(550)	(1,635)
Proceeds from the sale of Valero L.P. units in connection with employee benefit plans	1,086	1,362	3,042	2,027	1,435

Net cash provided by (used in) investing activities	(17,060)	1,521	(19,606)	2,520	1,286

Cash flows from financing activities:
Increase (decrease) in notes payable to affiliates	7,388	(13,200)	(4,636)	(2,516)	(607)
Proceeds from senior note offering, net of issuance costs	247,819	—	—	—	—
Long-term debt repayments	(174)	—	—	—	—
Proceeds from issuance of common units by Valero L.P., net of issuance costs	200,342	—	—	—	—
Contributions from Valero Energy	1,513	—	29,411	—	—
Distributions to Valero Energy	(156,578)	(10,432)	(21,899)	(3,134)	(7,112)
Cash distributions to minority interest in Valero L.P.	(3,631)	—	—	—	—

Net cash provided by (used in) financing activities	296,679	(23,632)	2,876	(5,650)	(7,719)

Valero L.P.’s cash balance as of the date (March 18, 2003) that Valero GP Holdings ceased consolidation of Valero L.P. (Note 2)	(336,139)	—	—	—	—

Net increase (decrease) in cash and temporary cash investments	(33,487)	72	1	1	(1)
Cash and temporary cash investments at beginning of period	33,535	48	120	120	121

Cash and temporary cash investments at end of period	$48	$120	$121	$121	$120

See Notes to Combined Financial Statements.

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
      Valero GP Holdings, LLC (Valero GP Holdings), a Delaware limited liability company, was formed in June 2000 as UDS Logistics, LLC (UDS Logistics). Valero Energy Corporation (Valero Energy) acquired UDS Logistics in connection with its December 31, 2001 acquisition of Ultramar Diamond Shamrock Corporation (UDS). The UDS Logistics name was changed to Valero GP Holdings in January 2006. Valero GP Holdings is an indirect wholly owned subsidiary of Valero Energy. Valero Energy is a publicly held independent refining and marketing company (NYSE: VLO).
      As of December 31, 2005, Valero GP Holdings owned:

•	a 99.9% limited partner interest in Riverwalk Logistics, L.P. (Riverwalk), the 2% general partner of Valero L.P., and

•	9,599,322 subordinated units and 614,572 common units of Valero L.P. The subordinated units converted to common units on a one-for-one basis on May 8, 2006.
      On January 25, 2006, Riverwalk Holdings, LLC (Riverwalk Holdings) was formed as a wholly owned subsidiary of Valero GP Holdings, and Valero GP Holdings contributed its 99.9% limited partner interest in Riverwalk and its subordinated units and common units of Valero L.P. to Riverwalk Holdings.
      In addition, another indirect wholly owned subsidiary of Valero Energy, Valero GP, LLC, owned 8,200 common units of Valero L.P. Valero GP, LLC also held the general partner interest in Riverwalk, and Riverwalk, as general partner of Valero L.P., owned certain incentive distribution rights of Valero L.P. As of December 31, 2005, the combined interest of Valero GP Holdings and Valero GP, LLC in Valero L.P. was 23.4%. Public unitholders held the remaining 76.6% interest as of that date through their ownership of 36,587,655 common units of Valero L.P.
      Valero L.P. (NYSE: VLI) is a Delaware limited partnership that owns and operates crude oil and refined product pipeline, storage and terminalling assets that serve Valero Energy’s McKee, Three Rivers, Texas City, Corpus Christi East and Corpus Christi West Refineries in Texas, Benicia Refinery in California, Paulsboro Refinery in New Jersey and Ardmore Refinery in Oklahoma.
      In accordance with its limited liability company agreement, the members of Valero GP Holdings are not liable for its debts, obligations or liabilities and are not required to make any additional capital contributions to Valero GP Holdings. The limited liability company agreement of Valero GP, LLC also does not require its member to make any additional capital contributions to Valero GP, LLC.

Basis of Presentation and Principles of Combination
      Valero Energy’s acquisition of UDS on December 31, 2001 was accounted for using the purchase method of accounting. Accordingly, an allocation of the purchase price, approximately $517.3 million, was assigned to the group of entities that now comprise Valero GP Holdings. In connection with the allocation of the purchase price to Valero GP Holdings, approximately $258.6 million of debt (notes payable to affiliates) was recorded in these financial statements as of December 31, 2001.
      These financial statements combine the financial statements of Valero GP Holdings and the financial statements of Valero GP, LLC. (As used in this report, the term Valero GP Holdings may refer to Valero GP Holdings, Valero GP, LLC, Riverwalk Holdings or Riverwalk individually or Valero GP Holdings combined with Valero GP, LLC, Riverwalk Holdings and Riverwalk.) The consolidated financial statements of Valero GP Holdings include the financial statements of Riverwalk and Riverwalk Holdings. The consolidated financial statements of Valero GP Holdings also include the consolidated financial statements of Valero L.P. until March 18, 2003, at which time Valero GP Holdings began accounting for its investment in Valero L.P. under the

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
equity method. (See Note 2 for a discussion of the transactions resulting in that reporting change in 2003 for Valero GP Holdings’ investment in Valero L.P.) Intercompany balances and transactions between companies in the combined group have been eliminated. Investments in 50% or less owned entities are accounted for using the equity method.
      All information presented in these combined financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2005 and 2006 is unaudited. The unaudited combined financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete combined financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Initial Public Offering
      An initial public offering (IPO) of units of Valero GP Holdings is planned for 2006. Prior to the IPO, the following transactions are expected to occur:

•	Valero Energy will contribute its 100% ownership interest in Valero GP, LLC to Valero GP Holdings;

•	The existing percentage ownership interests of the members of Valero GP Holdings will be represented by unit certificates, and a 4.25-for-1 unit split will be effected, with the members of Valero GP Holdings maintaining their current percentage ownership interests after the split;

•	Valero GP Holdings will amend its limited liability company agreement to provide for governance and certain anti-takeover provisions;

•	Valero Energy will fund certain employee benefit plan liabilities of Valero GP Holdings through a capital contribution to Valero GP Holdings; and

•	Valero Energy subsidiaries will contribute to Valero GP Holdings notes issued by Valero GP Holdings and held by Valero Energy subsidiaries.
      These planned transactions are not reflected in these combined financial statements.

Use of Estimates
      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Equity Investments
      As discussed in Note 2, commencing in March 2003, Valero GP Holdings began accounting for its investment in Valero L.P. on the equity method. Valero GP Holdings evaluates its investment in Valero L.P. for impairment when there is evidence that it may not be able to recover the carrying amount of its investment or the investee is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of its investment that is other than a temporary decline is recognized currently in earnings, and is based on the difference between the estimated current fair value of the investment and its carrying amount. Valero GP

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Holdings believes that the carrying amount of its investment in Valero L.P. as of December 31, 2005 and March 31, 2006 is recoverable.
      Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC (Skelly-Belvieu Pipeline Company) owns a liquefied petroleum gas pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu Pipeline Company is owned 50% by Valero L.P. and 50% by ConocoPhillips. Prior to March 18, 2003 (the date Valero GP Holdings ceased consolidation of Valero L.P., as discussed in Note 2), Valero GP Holdings accounted for this investment under the equity method of accounting.

EITF Issue No. 04-5
      In June 2005, the Financial Accounting Standards Board ratified its consensus on Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF No. 04-5), which requires the general partner in a limited partnership to determine whether the limited partnership is controlled by, and therefore should be consolidated by, the general partner. The guidance in EITF No. 04-5 was effective after June 29, 2005 for general partners of all new partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in EITF No. 04-5 was effective no later than January 1, 2006. Valero GP Holdings adopted EITF No. 04-5 effective January 1, 2006, the adoption of which had no impact on Valero GP Holdings’ financial position or results of operations.

Revenue Recognition
      Through March 18, 2003 (the date that Valero GP Holdings ceased consolidation of Valero L.P. as discussed above), operating revenues were derived from interstate and intrastate pipeline transportation of refined products and crude oil, terminalling, blending and filtering of refined products and the movement of crude oil and other refinery feedstocks through crude oil storage tanks. Transportation revenues (based on pipeline tariff rates) were recognized as refined product or crude oil was delivered through the pipelines. The costs of the crude oil storage facilities associated with the crude oil pipelines were considered in establishing the tariffs charged for transporting crude oil from the storage facilities to the refineries. Terminalling revenues (based on a terminalling fee) were recognized as refined products moved through the terminal and as additives were blended with refined products.

Segment Disclosures
      For the period through March 18, 2003, during which Valero GP Holdings consolidated Valero L.P., Valero L.P. operated in only one segment, the petroleum pipeline segment of the oil and gas industry. Subsequent to that date, substantially all of Valero GP Holdings’ earnings are derived from its equity investment in Valero L.P.

Income Taxes
      Valero GP Holdings is a limited liability company which is treated as a partnership for federal income tax purposes. Therefore, Valero GP Holdings is not a taxable entity and generally incurs no federal income tax liability. The taxable income or loss of Valero GP Holdings is includable in the federal and state income tax returns of its individual members. Valero GP Holdings does, however, incur state income taxes under the franchise tax laws of certain states, which is reflected as income tax expense in the combined statements of income.
      Income tax expense includes state income taxes currently payable and deferred state income taxes resulting from temporary differences between financial statement and tax bases of assets and liabilities when such differences exist.

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Financial Instruments
      Valero GP Holdings’ financial instruments include cash, receivables and payables. The estimated fair values of these financial instruments approximate their carrying amounts as reflected in the combined balance sheets.

Stock-Based Compensation
      As discussed in Note 9, employees of Valero GP Holdings provide services to operate Valero L.P.’s assets. Valero GP Holdings has adopted various long-term incentive plans as described in Note 9, which provide employees and directors of Valero GP Holdings and certain corporate officers of Valero Energy with the right to receive common units of Valero L.P. under specified conditions. Commencing on March 18, 2003, the date that Valero GP Holdings ceased consolidating Valero L.P. and began accounting for its investment in Valero L.P. on the equity method (see Note 2), unit options and unvested restricted units are accounted for at fair value. Under these plans, the fair value of unit options granted is recorded in expense over the nominal vesting period, with appropriate adjustments to recognize the effect of fair value adjustments on expense previously recognized for the portion of the applicable vesting period that has lapsed at the date of the fair value adjustment. Fair value adjustments related to unit options are recognized in expense until the unit options are exercised. Restricted unit awards are recorded in expense over the nominal vesting period based on the fair value of the restricted unit, with appropriate adjustments to recognize the effect of fair value adjustments on expense previously recognized for the portion of the applicable vesting period that has lapsed at the date of the fair value adjustment. Fair value adjustments related to restricted unit awards cease upon vesting. Amounts expensed are offset in accrued expenses until the date of exercise or vesting.
      For periods prior to March 18, 2003, Valero GP Holdings accounted for unit options and restricted units granted under its long-term incentive plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations as permitted by Statement No. 123, “Accounting for Stock-Based Compensation.” Because Valero GP Holdings accounted for such grants using the intrinsic value method, compensation cost was not recognized in the combined statements of income from January 1, 2003 through March 17, 2003 for unit option grants as all options granted had an exercise price equal to the market value of the underlying common units of Valero L.P. on the date of grant. However, as discussed in Note 9, if compensation cost had been recognized for the unit option grants, such costs would have been reimbursed by either Valero L.P. or Valero Energy affiliates outside of Valero GP Holdings. As a result, no pro forma effect of recognizing compensation cost for the unit options under Statement No. 123 is presented since any such expense would not have affected the statement of income of Valero GP Holdings.
      Under Valero GP Holdings’ employee stock compensation plans, certain awards provide that employees vest in the award when they retire or will continue to vest in the award after retirement over the nominal vesting period established in the award. Through 2005, Valero GP Holdings accounted for such awards by recognizing compensation cost over the nominal vesting period. By analogy to the transition rules of Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,” and the Securities and Exchange Commission’s (SEC) amended Rule 4-01(a) of Regulation S-X, Valero GP Holdings has changed its method of recognizing compensation cost to the non-substantive vesting period approach for any awards that are granted beginning January 1, 2006. Under the non-substantive vesting period approach, compensation cost is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the nominal vesting period. The estimated increase in accrued liabilities related to the non-substantive vesting period approach would have been approximately $600,000 at December 31, 2005 and March 31, 2006. However, as discussed in Note 9, such additional expense would have been reimbursed by either Valero L.P. or Valero Energy affiliates outside of Valero GP Holdings.

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.	INVESTMENT IN AND TRANSACTIONS WITH VALERO L.P. AND VALERO ENERGY
      As of December 31, 2004, Valero GP Holdings owned 45.7% of Valero L.P. Prior to March 18, 2003 and the transactions discussed below, Valero GP Holdings owned 73.6% of Valero L.P. and therefore consolidated the financial statements of Valero L.P. through that date.
      Effective March 18, 2003, immediately prior to Valero GP Holdings ceasing consolidation of Valero L.P., Valero L.P. issued 5,750,000 common units to the public for aggregate proceeds of $211.3 million and completed a private placement of $250 million of debt. The net proceeds, after issuance costs, of $200.3 million and $247.8 million, respectively, combined with borrowings under Valero L.P.’s credit facility and a contribution of $4.3 million by Valero GP Holdings to maintain its 2% general partner interest in Valero L.P., were used to fund a redemption of common units from Valero GP Holdings, discussed further below, and the acquisition of certain storage tanks and a pipeline system from Valero Energy.
      Subsequent to Valero L.P.’s equity and debt offerings, Valero L.P. redeemed 3.8 million of its common units from Valero GP Holdings for $134.1 million. In conjunction with this redemption, Valero GP Holdings received $2.9 million from Valero L.P. representing the redemption of a proportionate amount of Valero GP Holdings’ general partner interest. This redemption, combined with the common unit issuance discussed above, reduced Valero GP Holdings’ ownership of Valero L.P. to 49.5% as of March 18, 2003. At the same time, Valero L.P. amended its partnership agreement to reduce the minimum vote required to remove the general partner from 66 2/3 % to 58% of Valero L.P.’s outstanding common and subordinated units, excluding the units held by Valero GP Holdings (see discussion below for subsequent revisions to this minimum vote which were effective on March 11, 2004). As a result of the issuance and redemption of Valero L.P. common units and the partnership agreement changes, effective March 18, 2003, Valero GP Holdings ceased consolidation of Valero L.P. and began using the equity method to account for its investment in Valero L.P.
      On April 16, 2003, an additional 581,000 common units of Valero L.P. were issued as a result of the exercise by the underwriters of a portion of their overallotment option related to the March 18, 2003 common unit issuance, reducing Valero GP Holdings’ ownership interest from 49.5% to 48.2%. In conjunction with this issuance, Valero GP Holdings contributed $0.5 million to Valero L.P. to maintain its 2% general partner interest.
      In August 2003, Valero L.P. consummated a public offering of common units, selling 1,236,250 common units to the public. In conjunction with this offering, Valero GP Holdings contributed $1.0 million to Valero L.P. to maintain its 2% general partner interest. Net proceeds from this common unit offering further reduced Valero GP Holdings’ ownership interest in Valero L.P. to slightly below 46%.
      Effective March 11, 2004, Valero L.P. amended its partnership agreement as follows:

•	capped the general partner’s distribution, including incentive distributions, at 25% for all distributions in excess of $0.66 per unit per quarter and

•	reduced the minimum vote required to remove the general partner from 58% to a simple majority of Valero L.P.’s outstanding common and subordinated units, excluding the units held by Valero GP Holdings.
      On July 1, 2005, Valero L.P. completed its acquisition of Kaneb Pipe Line Partners, L.P. (KPP) and Kaneb Services LLC (together, the Kaneb Acquisition) in a transaction that included the issuance of Valero L.P. common units in exchange for KPP’s units. Valero GP Holdings contributed approximately $29 million to Valero L.P. to maintain Valero GP Holdings’ 2% general partner interest in Valero L.P., and Valero GP Holdings’ total ownership interest in Valero L.P., including its 2% general partner interest, was reduced to 23.4%. Valero GP Holdings’ ownership interest in Valero L.P. remained at 23.4% as of December 31, 2005, which was composed of its 2% general partner interest and a 21.4% limited partner interest represented by 622,772 common units and 9,599,322 subordinated units of Valero L.P.

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      As indicated above, Valero L.P. has from time to time issued common units to the public, which have diluted Valero GP Holdings’ ownership percentage in Valero L.P. Such issuances have resulted in increases in Valero GP Holdings’ proportionate share of Valero L.P.’s capital because, in each case, the issuance price per unit exceeded Valero GP Holdings’ carrying amount per unit at the time of issuance. SEC Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary’s stock on the parent’s investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent’s investment (SAB 51 credits or charges, respectively) either in income or directly in equity.
      As of December 31, 2004, Valero GP Holdings had approximately $7 million in accumulated pre-tax SAB 51 credits related to its investment in Valero L.P. On July 1, 2005, the issuance of common units by Valero L.P. in connection with the Kaneb Acquisition generated an additional pre-tax SAB 51 credit of approximately $151 million for Valero GP Holdings. Valero GP Holdings has not recognized any SAB 51 credits in its combined financial statements through March 31, 2006 and is not permitted to do so until its subordinated units convert to common units, which occurred on May 8, 2006. Valero GP Holdings expects to adopt its accounting policy and recognize all of its cumulative SAB 51 credits in its financial statements for the second quarter of 2006.

Summary Financial Information
      Condensed financial information reported by Valero L.P. is summarized below (in thousands):

	December 31,
			March 31,
	2004	2005	2006

Current assets	$39,979	$295,411	$251,229
Property and equipment, net	784,999	2,160,213	2,156,552
Other long-term assets	32,529	911,368	915,399

Total assets	$857,507	$3,366,992	$3,323,180

Current liabilities	$33,609	$205,588	$144,741
Long-term debt	384,171	1,169,659	1,187,662
Other long-term liabilities	1,416	90,966	92,297

Total liabilities	419,196	1,466,213	1,424,700
Partners’ equity	438,311	1,900,779	1,898,480

Total liabilities and partners’ equity	$857,507	$3,366,992	$3,323,180

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

Revenues	$181,450	$220,792	$659,557	$56,635	$274,004
Operating income	83,037	98,024	153,694	24,715	55,967
Net income	69,593	78,418	111,073	19,264	39,451

Related Party Transactions
      Pursuant to a services agreement, Valero GP, LLC, a subsidiary of Valero GP Holdings provides personnel to Valero L.P. to perform operating and maintenance services with respect to certain Valero L.P. assets, and to provide certain administrative services, for which Valero GP Holdings receives reimbursement from Valero L.P. Effective January 1, 2006, the services agreement was amended and now provides for more services by

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Valero GP Holdings due to the transfer to Valero GP Holdings of a substantial number of employees of Valero Energy subsidiaries who had previously provided services to Valero GP Holdings under the prior services agreement. For purposes of these financial statements, no corporate costs have been allocated to Valero GP Holdings by Valero Energy as management has determined that no such corporate costs were incurred specifically on behalf of Valero GP Holdings.
      As of December 31, 2005 and March 31, 2006, Valero GP Holdings had a receivable from Valero L.P. of $1,151,000 and $73,000, respectively, representing amounts due for employee costs. The following table summarizes the results of transactions with Valero L.P. (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Expenses charged by Valero GP Holdings to Valero L.P.	$22,736	$36,869	$66,421	$9,713	$23,903

Other
      As of December 31, 2004 and 2005 and March 31, 2006, Valero GP Holdings’ investment in Valero L.P. (representing the 2% general partner interest, all of Valero L.P.’s subordinated units and 664,119 (2004), 622,772 (2005) and 627,339 (March 31, 2006) of Valero L.P.’s common units) reconciles to Valero L.P.’s total partners’ equity as follows (in thousands):

	December 31,
			March 31,
	2004	2005	2006

Valero L.P. total partners’ equity	$438,311	$1,900,779	$1,898,480
Valero GP Holdings’ ownership interest in Valero L.P.	45.7%	23.4%	23.4%

Valero GP Holdings’ share of Valero L.P.’s partners’ equity	200,308	444,782	444,244
Unrecognized SAB 51 gains	(7,094)	(158,170)	(158,170)
Step-up in basis related to Valero L.P.’s assets and liabilities, including equity method goodwill	195,468	122,132	121,384

Investment in Valero L.P.	$388,682	$408,744	$407,458

      The step-up in basis related to Valero L.P.’s assets and liabilities, including equity method goodwill, reflected in the table above relates to purchase accounting adjustments resulting from Valero Energy’s acquisition of Ultramar Diamond Shamrock Corporation on December 31, 2001 (the UDS Acquisition). The amount represents the unamortized excess of the fair value over carrying amount applicable to Valero’s proportionate 73.6% interest in Valero L.P.’s identifiable assets and liabilities as of December 31, 2001. This amount also includes the portion of goodwill resulting from the UDS Acquisition that was attributed to Valero GP Holdings’ investment in Valero L.P. Since 26.4% of the equity interest in Valero L.P. was owned by public unitholders as of the date of the UDS Acquisition, a significant portion of the total ownership interest in Valero L.P. was deemed to be held by the public under generally accepted accounting principles, thereby precluding the inclusion of these fair value adjustments in the reported financial statements of Valero L.P. These amounts were reclassified as part of the investment in Valero L.P. on March 18, 2003 when Valero GP Holdings ceased consolidating Valero L.P. and began using the equity method to account for its investment, as discussed above in this Note 2.
      As reflected above, as of December 31, 2004 and 2005 and March 31, 2006, Valero GP Holdings’ investment in Valero L.P. included 664,119, 622,772 and 627,339 publicly traded common units, respectively, which had an aggregate market value of $39.5 million, $32.2 million and $31.8 million, respectively. A quoted market price is not available for either Valero GP Holdings’ 2% general partner interest in Valero L.P. or the subordinated units held by Valero GP Holdings. The subordinated units converted to common units on a one-for-

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
one basis on May 8, 2006. Subsequent to this conversion, the aggregate market value of the publicly traded common units held by Valero GP Holdings was $529.6 million.

3.	DISTRIBUTIONS FROM VALERO L.P.
      Valero L.P.’s partnership agreement, as amended, determines the amount and priority of cash distributions that Valero L.P.’s common unitholders and general partner may receive. The general partner is entitled to incentive distributions, as defined below, if the amount Valero L.P. distributes with respect to any quarter exceeds $0.60 per unit. Effective March 11, 2004, the partnership agreement was amended to lower the general partner’s incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.90 per unit. The general partner will continue to receive a 2% distribution with respect to its general partner interest.
      The following table reflects the allocation of the cash distributions earned among the general and limited partners (in thousands, except per unit data):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

General partner interest	$1,404	$1,595	$2,589	$399	$916
General partner incentive distribution	2,620	4,449	8,711	1,112	3,480

Total general partner distribution	4,024	6,044	11,300	1,511	4,396
Valero GP Holdings’ limited partner distribution	30,319	32,805	34,421	8,190	9,050

Total distributions to Valero GP Holdings	34,343	38,849	45,721	9,701	13,446
Public unitholders’ distributions	35,860	40,928	83,757	10,243	32,377

Total cash distributions	$70,203	$79,777	$129,478	$19,944	$45,823

Cash distributions per unit applicable to limited partners	$2.95	$3.20	$3.365	$0.800	$0.885
      During 2005 and the three months ended March 31, 2006, Valero L.P. paid quarterly cash distributions as follows:

		Amount
Distribution Related To:	Payment Date	Per Unit

4th quarter 2004	February 14, 2005	$0.800
1st quarter 2005	May 13, 2005	0.800
2nd quarter 2005	August 12, 2005	0.855
3rd quarter 2005	November 14, 2005	0.855
4th quarter 2005	February 14, 2006	0.855
      Cash distributions related to the first quarter of 2006 of $0.885 per unit were paid by Valero L.P. on May 12, 2006.

4.	ACQUISITIONS BY VALERO L.P. PRIOR TO MARCH 18, 2003

Telfer Asphalt Terminal
      On January 7, 2003, Valero L.P. completed its acquisition of Telfer Oil Company’s (Telfer) Pittsburg, California asphalt terminal for approximately $15 million. The asphalt terminal includes two storage tanks with a combined storage capacity of 350,000 barrels, six 5,000-barrel polymer modified asphalt tanks, a truck rack, rail

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
facilities and various other tanks and equipment. A portion of the purchase price represented payment to the principal owner of Telfer for a non-compete agreement and for the lease of certain facilities adjacent to the terminal operations.

5.	NOTES PAYABLE TO AFFILIATES
      Valero GP Holdings’ notes payable to affiliates reflects the allocation to Valero GP Holdings of a portion of the debt incurred by Valero Energy to fund its merger with UDS in December 2001, as well as the effect of cash inflows and outflows of Valero GP Holdings resulting from its normal operations. The notes payable to affiliates have a maturity date of January 1, 2008. As of December 31, 2005 and March 31, 2006, $151.1 million and $174.7 million, respectively, of the borrowing capacity under the notes was available for borrowing. Valero Energy uses a centralized cash management system under which cash receipts of Valero GP Holdings are remitted to Valero Energy and cash disbursements of Valero GP Holdings are funded by Valero Energy. Interest expense is incurred by Valero GP Holdings on its notes payable to affiliates at rates that are adjusted monthly to amounts that represent Valero Energy’s overall cost of borrowing. Valero GP Holdings’ borrowing rate was 6.33%, 6.91% and 7.15% as of December 31, 2004 and 2005 and March 31, 2006, respectively. Valero Energy has represented to Valero GP Holdings that, on or prior to the effective date of the IPO discussed in Note 1, Valero Energy plans to contribute to Valero GP Holdings notes issued by Valero GP Holdings and held by Valero Energy subsidiaries.

6.	DISTRIBUTIONS TO VALERO ENERGY
      Valero GP Holdings makes distributions to Valero Energy affiliates in accordance with its limited liability company agreement, under which cash receipts less cash expenditures are distributed on a quarterly or more frequent basis to Valero GP Holdings’ members. Distributions for the year ended December 31, 2003 of $156.6 million include the distribution from Valero L.P. of approximately $132.7 million, received prior to the ceasing of consolidation, representing (i) proceeds of $137 million for the redemption of 3.8 million common units and a proportionate amount of the general partner interest held by Valero GP Holdings, reduced by (ii) a $4.3 million investment by Valero GP Holdings to maintain its 2% general partner interest as a result of the issuance of 5.75 million common units by Valero L.P. as discussed in Note 2.

7.	STATEMENTS OF CASH FLOWS
      In order to determine net cash provided by operating activities, net income is adjusted by, among other things, changes in current assets and liabilities as follows (in thousands):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

Decrease (increase) in current assets:
Accounts receivable	$(249)	$—	$—	$—	$(5)
Receivable from Valero L.P.	2,937	985	(1,151)	—	1,078
Prepaid expenses and other	(1,194)	—	—	—	—
Increase (decrease) in current liabilities:
Accounts payable	823	—	2	3	12
Income taxes payable	—	—	11	2	16
Accrued liabilities	(362)	1,239	(1,859)	(1,075)	(1,003)
Taxes other than income taxes	(1,354)	—	—	—	—

Changes in current assets and liabilities	$601	$2,224	$(2,997)	$(1,070)	$98

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Cash flows related to interest and income taxes were as follows (in thousands):

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

Interest paid	$20,283	$17,110	$17,778	$4,414	$4,743
Income taxes paid	191	74	47	11	60

8.	INCOME TAXES
      Components of income tax expense (benefit) were as follows (in thousands):

	Year Ended
	December 31,

	2003	2004	2005

Current	$191	$74	$47
Deferred	(158)	(7)	67

Income tax expense	$33	$67	$114

      The tax effects of significant temporary differences representing deferred income tax assets relate principally to differences between the timing of expense recognition and the deductibility for tax purposes of compensation and employee benefit costs.

9.	EMPLOYEE BENEFIT PLANS
      Valero L.P., which has no employees, relies on employees of Valero Energy and its affiliates, including Valero GP Holdings, to provide certain services to operate Valero L.P.’s assets. Effective January 1, 2003, most of the employees providing operational services to Valero L.P. became employees of Valero GP Holdings. The employees of Valero GP Holdings are included in the various employee benefit plans of Valero Energy. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, bonus plans, long-term incentive plans (i.e., unit options and restricted common units) and other such benefits. In addition, prior to the ceasing of consolidation of Valero L.P. on March 18, 2003, certain unit options and restricted common units of Valero L.P. were granted by Valero GP Holdings to certain corporate officers of Valero Energy.
      All costs incurred by Valero GP Holdings related to these employee benefit plans, excluding compensation expense related to the long-term incentive plans, are reimbursed by Valero L.P. at cost. Long-term incentive plan compensation expense pertaining to employees of Valero GP Holdings is reimbursed by Valero L.P., while such compensation expense pertaining to corporate officers of Valero Energy is borne by Valero Energy affiliates outside of Valero GP Holdings. Any liability of Valero GP Holdings related to the various employee benefit plans discussed above, other than the bonus plans and the long-term incentive plans, are reflected in “notes payable to affiliates” in the consolidated balance sheet of Valero GP Holdings. The liability for the bonus plans is recorded by Valero L.P., and the obligation under the long-term incentive plans is reflected in “accrued liabilities” in the consolidated balance sheet of Valero GP Holdings.
      Valero GP Holdings has adopted the following plans:

•	the 2000 Long-Term Incentive Plan (the LTIP) under which Valero GP Holdings may award up to 250,000 common units of Valero L.P. to certain key employees of Valero Energy’s affiliates providing services to Valero L.P. and to directors and officers of Valero GP Holdings. Awards under the LTIP can include unit options, restricted common units, distribution equivalent rights (DERs) and contractual rights to receive common units of Valero L.P.

VALERO GP HOLDINGS, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

•	the 2002 Unit Option Plan (the UOP) under which Valero GP Holdings may award up to 200,000 unit options of Valero L.P. to officers and directors of Valero GP Holdings or its affiliates.

•	the 2003 Employee Unit Incentive Plan (the UIP) under which Valero GP Holdings may award up to 500,000 common units of Valero L.P. to employees of Valero GP Holdings or its affiliates, excluding officers and directors of Valero GP Holdings and its affiliates. Awards under the UIP can include unit options, unit appreciation rights, restricted units, performance awards, unit compensation and other unit-based awards.
      The number of awards granted under the above-noted plans were as follows:

	Year Ended December 31,

	2003		2004		2005

	Granted	Vesting	Granted	Vesting	Granted	Vesting

LTIP:
Contractual rights	30,000	1/3 per year	—	—	—	—
Unit options	28,625	1/5 per year	—	—	25,075	1/5 per year
Restricted units	2,280	1/5 per year	9,425	1/5 per year	14,920	1/5 per year
Restricted units	—	—	579	1/3 per year	1,340	1/3 per year
UOP	32,000	1/5 per year	23,775	1/5 per year	14,925	1/5 per year
UIP:
Unit options	—	—	49,575	1/5 per year	128,300	1/5 per year
Restricted units	1,440	1/5 per year	2,680	1/5 per year	31,800	1/5 per year
      As of December 31, 2004 and 2005 and March 31, 2006, Valero GP Holdings had accrued $4,419,000, $2,293,000 and $1,557,000, respectively, for the outstanding awards. See Note 1, “Stock-Based Compensation,” for a discussion of the manner in which Valero GP Holdings accounts for the above awards. As of December 31, 2005, Valero L.P. common units that remained available to be awarded totaled 38,772 under the LTIP, 250 under the UOP and 287,730 under the UIP. Awards under these plans are currently granted solely to individuals whose services are entirely devoted to Valero L.P., and the costs related to such awards are borne by Valero L.P.

VALERO L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT
Introduction
      The following unaudited pro forma condensed combined statement of income gives effect to the acquisition by Valero L.P. of Kaneb Services LLC (“KSL”) and Kaneb Pipe Line Partners, L.P. (“KPP”) (collectively referred to as “Kaneb”) on July 1, 2005. Valero L.P. acquired all of the equity securities of KSL in a fixed cash merger for $43.31 per share. Immediately subsequent to the KSL merger, unitholders of KPP exchanged their units for Valero L.P. common units receiving 1.0231 common units of Valero L.P. for each KPP unit tendered in the exchange.
      As a condition to complete the acquisition of Kaneb, Valero L.P. and the United States Federal Trade Commission agreed that Valero L.P. would divest certain Kaneb assets within six months of the close of the acquisition. The assets to be divested included Kaneb terminals located in Richmond, CA; Martinez, CA; Paulsboro, NJ; two terminals in Philadelphia, PA; and Kaneb’s West Pipeline System. These assets are collectively referred to as the “Held Separate Businesses.” On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455 million. On July 1, 2005 Valero L.P. sold the stock of Martin Oil LLC (“MOC”), a wholly owned subsidiary of KSL and acquired as part of the acquisition of Kaneb, to a subsidiary of Valero Energy Corporation (“Valero Energy”) for approximately $27 million. Additionally, on March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand (the Australia and New Zealand Subsidiaries) for approximately $65 million plus working capital adjustments. These subsidiaries had also been acquired as part of the acquisition of Kaneb.
      The unaudited pro forma condensed combined statement of income for the year ended December 31, 2005 assumes that the Kaneb acquisition occurred on January 1, 2005, and it excludes the results of operations of the Held Separate Businesses, MOC and the Australia and New Zealand Subsidiaries. The Valero L.P. historical statement of income information presented in the unaudited pro forma condensed combined statement of income includes the results of operations of KPP and KSL from the date of acquisition, July 1, 2005, through December 31, 2005. Therefore, the adjusted KSL historical statement of income information, which reflects the consolidation of KPP and KSL with all intercompany transactions being eliminated, is only for the six months ended June 30, 2005. The first set of pro forma adjustments in the unaudited pro forma condensed combined statement of income reflects the effect of the KSL merger. The second set of pro forma adjustments reflects the effect of the KPP merger that occurred immediately upon the closing of the KSL merger. The estimates of fair value of the assets acquired and liabilities assumed are based on preliminary assumptions, pending the completion of an independent appraisal, with any excess of purchase price over the net fair value of assets acquired and liabilities assumed assigned to goodwill.
      An unaudited pro forma condensed combined balance sheet as of March 31, 2006 and an unaudited pro forma condensed combined statement of income for the three months ended March 31, 2006 are not presented because the transactions discussed above are reflected in Valero L.P.’s historical financial statements as of and for the three months ended March 31, 2006.
      The unaudited pro forma condensed combined statement of income should be read in conjunction with the historical consolidated financial statements of Valero L.P. and Kaneb Services LLC included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of income is not necessarily indicative of the financial results that would have occurred if the Kaneb acquisition had been consummated on the date indicated, nor is it necessarily indicative of the results of operations in the future. The pro forma adjustments, as described in the notes to unaudited pro forma condensed combined financial statements, are based upon available information and certain assumptions that Valero L.P.’s management believes are reasonable.
      The unaudited pro forma condensed combined statement of income does not give effect to any anticipated cost savings or other financial benefits expected to result from the Kaneb acquisition.

VALERO L.P. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

		Kaneb Services
		LLC Historical
		As Adjusted	KSL		Valero L.P.	KPP		Valero L.P.
		(Six Months	Merger		Pro Forma	Merger		Pro Forma
	Valero L.P.	Ended June 30,	Pro Forma		after KSL	Pro Forma		Combined
	Historical	2005)(a)	Adjustment		Merger	Adjustments		with Kaneb

	(Thousands of dollars, except unit and per unit data)
Revenues	$659,557	$348,902	$—		$1,008,459	$(2,797	)(d)	$1,005,662

Costs and expenses:
Cost of product sales	229,806	171,551	—		401,357	—		401,357
Operating expenses	184,609	87,641	—		272,250	—		272,250
General and administrative expenses	26,553	38,975	—		65,528	—		65,528
Depreciation and amortization	64,895	24,649	—		89,544	4,636	(e)	94,180
Provision for loss contingencies	—	42,000	—		42,000	—		42,000

Total costs and expenses	505,863	364,816	—		870,679	4,636		875,315

Operating income (loss)	153,694	(15,914)	—		137,780	(7,433)		130,347
Equity earnings in joint ventures	2,319	—	—		2,319	2,797	(d)	5,116
Interest and other expenses, net	(43,625)	(22,397)	946	(b)	(65,076)	3,955	(f)	(61,121)

Income (loss) before interest of outside non-controlling partners and income tax expense	112,388	(38,311)	946		75,023	(681)		74,342
Interest of outside non-controlling partners	—	2,158	—		2,158	(2,158	)(g)	—
Income tax benefit (expense)	(4,713)	13,455	—		8,742	—	(h)	8,742

Income (loss) from continuing operations	$107,675	$(22,698)	$946		$85,923	$(2,839)		$83,084

Allocation of income from continuing operations:
Income (loss) from continuing operations	$107,675	$(22,698)	$946		$85,923	$(2,839)		$83,084
General partner’s interest in income from continuing operations	(10,758)	—	—		(10,758)	(3,053	)(i)	(13,811)

Limited partners’ interest in income (loss) from continuing operations	$96,917	$(22,698)	$946		$75,165	$(5,892)		$69,273

Income from continuing operations per unit applicable to limited partners	$2.76							$1.48

Weighted average number of limited partnership units outstanding	35,023,250				35,023,250	11,786,696	(c)	46,809,946

See Notes to Unaudited Pro Forma Condensed Combined Financial Statement.

VALERO L.P. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT
Kaneb Services LLC’s Historical Statement of Operations:

(a)	KSL’s historical statement of operations for the six months ended June 30, 2005 has been adjusted on a pro forma basis to reflect the elimination of the revenues and expenses of the Held Separate Businesses, MOC and the Australia and New Zealand Subsidiaries, as follows (in thousands):

			Kaneb Services
	Kaneb Services	Pro Forma	LLC Historical,
	LLC Historical	Adjustments	As Adjusted

Revenue	$626,221	$(277,319)	$348,902

Costs and expenses:
Cost of products sold	405,165	(233,614)	171,551
Operating expenses	104,731	(17,090)	87,641
General and administrative expenses	40,897	(1,922)	38,975
Depreciation and amortization	29,501	(4,852)	24,649
Provision for loss contingencies	42,000	—	42,000

Total costs and expenses	622,294	(257,478)	364,816

Operating income (loss)	3,927	(19,841)	(15,914)
Interest and other expenses, net	(23,671)	1,274	(22,397)

Loss before interest of outside non-controlling partners and income tax expense	(19,744)	(18,567)	(38,311)
Interest of outside non-controlling partners	2,158	—	2,158
Income tax benefit	12,778	677	13,455

Loss from continuing operations	$(4,808)	$(17,890)	$(22,698)

Kaneb Services LLC Merger Pro Forma Adjustment:

(b)	To reflect a net reduction in interest expense of $946,000 calculated on a net reduction in borrowings of $22 million ($525 million of new term debt, less $455 million due to proceeds from the sale of the Held Separate Businesses, less $27 million due to proceeds from the sale of MOC and less $65 million due to proceeds from the sale of the Australia and New Zealand Subsidiaries), offset by the amortization of deferred debt issuance costs of $81,000. A 1/8% change in the interest rate associated with these borrowings would have a $13,750 effect on interest expense.
Kaneb Pipe Line Partners, L.P. Pro Forma Adjustments:

(c)	To reflect the purchase of KPP’s remaining 82% limited partner interest through an exchange of Valero L.P. common units.

KPP’s limited partner units outstanding as of June 30, 2005	28,327,590
Less: KSL’s ownership of KPP’s limited partner units acquired by Valero L.P. in the KSL merger L.P. in the KSL merger	5,095,500

Number of KPP limited partner units exchanged for Valero L.P. common units	23,232,090
Multiplied by the exchange ratio	1.0231	(1)

Number of Valero L.P. common units issued in the exchange	23,768,751

VALERO L.P. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT — (Continued)

The following calculates the weighted average effect of the common unit issuance for the year ended December 31, 2005:

Number of Valero L.P. common units issued in the exchange	23,768,751
Multiplied by the ratio of total days during the six-month period prior to the acquisition date to total days during the year	181/365

Weighted average effect of common unit issuance	11,786,696

(1)	Under the terms of the merger agreement with KPP, each unit of KPP was exchanged for 1.0231 Valero L.P. common units.

(d)	To reclassify certain revenues as equity income from joint ventures of $2,797,000 for the six months ended June 30, 2005 in order to conform the financial statement presentation to that of Valero L.P.

(e)	To record depreciation and amortization expense on the excess purchase price allocated to property and equipment and intangible assets (exclusive of the Held Separate Businesses and MOC). The pro forma adjustment to depreciation expense is $1,736,000 based on an estimated life of 25 years and no salvage value. The pro forma adjustment to amortization expense is $2,900,000 based on an estimated life of 10 years.

(f)	To reflect interest expense reductions attributable to amortization of the $55 million excess of fair value over carrying value of Kaneb’s debt at June 30, 2005 (i.e., the “fair value premium”) of $3,955,000 for the six months ended June 30, 2005. For pro forma presentation purposes, the fair value premium associated with each Kaneb debt instrument assumed has been amortized from January 1, 2005 or the date of issuance of the debt, whichever is later, over the remaining term of the instrument using the effective interest method. If market rates underlying the fair value of each debt instrument were to increase 1/8%, the pro forma increase in interest expense would be $266,000 for the six months ended June 30, 2005.

(g)	To eliminate the deduction from income representing the interest of outside non-controlling partners in KPP of $2,158,000 for the six months ended June 30, 2005. As a result of the Kaneb mergers, Valero L.P. owns 100% of KSL’s and KPP’s ownership interests.

(h)	The pro forma adjustments to the statement of income have not been tax-effected as the effect on income tax is not material.

(i)	To reflect the adjustment to the general partner’s interest in income from continuing operations that has been calculated assuming quarterly distributions per limited partner unit of $0.855, which was declared and approved by Valero L.P.’s board of directors on January 27, 2006. The general partner’s incentive distribution rights have been calculated as defined by Valero L.P.’s partnership agreement. The income from continuing operations applicable to the general partner is reflected in the KPP merger pro forma adjustments to reflect the effect of both mergers. The following reflects the general partner’s total interest in the pro forma combined income from continuing operations for the year ended December 31, 2005 (in thousands):

General partner’s 2% ownership interest in income from continuing operations	$1,615
General partner’s incentive distribution	12,196

Total general partner interest in income from continuing operations	$13,811

Report of Independent Registered Public Accounting Firm
The Board of Directors of Valero GP, LLC
and Unitholders of Valero L.P.:
      We have audited the accompanying consolidated balance sheets of Valero L.P. and subsidiaries (a Delaware limited partnership) (the Partnership) as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows and partners’ equity for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valero L.P. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the PCAOB, the effectiveness of Valero L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
San Antonio, Texas
March 13, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Valero GP, LLC
and Unitholders of Valero L.P.
      We have audited the consolidated statements of income, cash flows and partners’ equity of Valero L.P. and subsidiaries (a Delaware limited partnership, “the Partnership”) for the year ended December 31, 2003. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Valero L.P. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
San Antonio, Texas
March 11, 2004

VALERO L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of dollars, except unit data)

	December 31,
			March 31,
	2004	2005	2006

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,147	$36,054	$105,433
Receivable from Valero Energy	19,195	21,873	19,780
Accounts receivable, net of allowance for doubtful accounts of $0 and $1,976 as of December 31, 2004 and 2005, respectively, and $1,809 as of March 31, 2006	3,395	110,066	80,771
Inventories	—	17,473	14,607
Other current assets	1,242	30,138	30,638
Assets of businesses held for sale	—	79,807	—

Total current assets	39,979	295,411	251,229

Property and equipment, at cost	981,360	2,417,529	2,436,299
Accumulated depreciation and amortization	(196,361)	(257,316)	(279,747)

Property and equipment, net	784,999	2,160,213	2,156,552
Intangible assets, net	4,695	59,159	58,427
Goodwill	4,715	767,587	771,486
Investment in joint ventures	15,674	73,986	73,794
Deferred charges and other assets, net	7,445	10,636	11,692

Total assets	$857,507	$3,366,992	$3,323,180

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$990	$1,046	$566
Payable to Valero Energy	4,166	12,800	9,223
Accounts payable	10,909	104,320	73,367
Accrued interest payable	7,693	16,391	9,712
Accrued liabilities	5,146	46,917	39,567
Taxes other than income taxes	4,705	9,013	8,383
Income taxes payable	—	4,001	3,923
Liabilities of businesses held for sale	—	11,100	—

Total current liabilities	33,609	205,588	144,741

Long-term debt, less current portion	384,171	1,169,659	1,187,662
Long-term payable to Valero Energy	—	5,507	5,851
Deferred income taxes	—	13,576	9,477
Other long-term liabilities	1,416	71,883	76,969
Commitments and contingencies (Note 12)
Partners’ equity:
Common units (13,442,072 outstanding as of December 31, 2004 and 37,210,427 outstanding as of December 31, 2005 and March 31, 2006)	310,537	1,749,007	1,745,214
Subordinated units (9,599,322 outstanding as of December 31, 2004 and 2005 and March 31, 2006)	117,968	114,127	113,149
General partner’s equity	9,836	38,913	39,184
Accumulated other comprehensive income (loss)	(30)	(1,268)	933

Total partners’ equity	438,311	1,900,779	1,898,480

Total liabilities and partners’ equity	$857,507	$3,366,992	$3,323,180

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of dollars, except unit and per unit data)

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Revenues:
Services revenues:
Third parties	$2,845	$3,184	$174,576	$1,294	$87,258
Valero Energy	178,605	217,608	232,618	55,341	60,671

Total services revenues	181,450	220,792	407,194	56,635	147,929
Product sales	—	—	252,363	—	126,075

Total revenues	181,450	220,792	659,557	56,635	274,004

Costs and expenses:
Cost of product sales	—	—	229,806	—	114,218
Operating expenses:
Third parties	40,413	46,338	125,538	11,644	50,613
Valero Energy	24,196	31,960	59,071	8,041	20,457

Total operating expenses	64,609	78,298	184,609	19,685	71,070
General and administrative expenses:
Third parties	1,427	782	7,197	746	2,860
Valero Energy	6,110	10,539	19,356	2,757	5,700

Total general and administrative expenses	7,537	11,321	26,553	3,503	8,560
Depreciation and amortization	26,267	33,149	64,895	8,732	24,189

Total costs and expenses	98,413	122,768	505,863	31,920	218,037

Operating income	83,037	98,024	153,694	24,715	55,967
Equity earnings in joint ventures	2,416	1,344	2,319	378	1,206
Interest and other expenses, net	(15,860)	(20,950)	(43,625)	(5,829)	(15,465)

Income from continuing operations before income tax expense	69,593	78,418	112,388	19,264	41,708
Income tax expense	—	—	4,713	—	2,119

Income from continuing operations	69,593	78,418	107,675	19,264	39,589
Income (loss) from discontinued operations, net of income tax	—	—	3,398	—	(138)

Net income	69,593	78,418	111,073	19,264	39,451
Less general partner’s interest and incentive distributions	(3,959)	(5,927)	(10,758)	(1,476)	(4,199)

Limited partners’ interest in net income	$65,634	$72,491	$100,315	$17,788	$35,252

Net income per unit applicable to limited partners:
Continuing operations	$3.02	$3.15	$2.76	$0.77	$0.75
Discontinued operations	—	—	0.10	—	—

Net income	$3.02	$3.15	$2.86	$0.77	$0.75

Weighted average number of basic and diluted units outstanding	21,706,164	23,041,394	35,023,250	23,041,394	46,809,749

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(unaudited)
Cash Flows from Operating Activities:
Net income	$69,593	$78,418	$111,073	$19,264	$39,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,267	33,149	66,667	8,732	24,189
Provision for deferred income taxes	—	—	4,283	—	—
Equity income from joint ventures	(2,416)	(1,344)	(2,499)	(378)	(1,293)
Distributions from joint ventures	2,416	1,344	2,499	—	1,278
Changes in operating assets and liabilities:
(Increase) decrease in receivable from Valero Energy	(7,299)	(3,414)	(2,678)	250	2,093
(Increase) decrease in accounts receivable	(3,831)	1,938	(39,397)	1,280	31,738
(Increase) decrease in inventories	—	—	(6,042)	—	2,870
Increase in other current assets	(1,098)	(260)	(11,475)	(872)	(3,412)
Increase (decrease) in payable to Valero Energy	9,849	(5,683)	8,634	(828)	(3,577)
(Decrease) increase in accrued interest payable	4,441	47	(259)	(5,485)	(6,679)
(Decrease) increase in accounts payable and other accrued liabilities	4,091	3,339	54,604	(4,385)	(27,314)
(Decrease) increase in taxes other than income taxes	644	264	(3,323)	(2,393)	(295)
Other, net	3,451	705	4,343	115	(1,997)

Net cash provided by operating activities	106,108	108,503	186,430	15,300	57,052

Cash Flows from Investing Activities:
Reliability capital expenditures	(10,353)	(9,701)	(23,707)	(1,425)	(6,164)
Expansion capital expenditures	(21,208)	(19,702)	(44,379)	(2,860)	(9,428)
Kaneb acquisition, net of cash acquired	—	(1,098)	(500,973)	(1,954)	—
Other acquisitions	(411,176)	(28,085)	—	—	(12,827)
Investment in other noncurrent assets	—	—	(3,319)	—	(1,512)
Proceeds from sale of Held Separate Businesses, net	—	—	454,109	—	—
Proceeds from dispositions of other assets	—	46	26,836	—	—
Proceeds from sale of Australia and New Zealand subsidiaries	—	—	—	—	68,628
Distributions in excess of equity earnings in joint ventures	387	29	2,433	—	246
Other	—	—	—	—	992

Net cash provided by (used in) investing activities	(442,350)	(58,511)	(89,000)	(6,239)	39,935

Cash Flows from Financing Activities:
Proceeds from 6.05% senior note offering, net of discount and issuance costs	247,297	—	—	—	—
Other long-term borrowings	25,000	43,000	746,472	4,000	34,000
Long-term debt repayments	(25,298)	(15,468)	(735,064)	(466)	(11,480)
Distributions to unitholders and general partner	(65,916)	(78,240)	(127,789)	(19,944)	(43,950)
Redemption of common units held by UDS Logistics, LLC	(134,065)	—	—	—	—
General partner contributions, net of redemption	2,930	—	29,197	—	—
Proceeds from sale of common units to the public, net of issuance costs	269,026	—	—	—	—
Increase (decrease) in cash book overdrafts	(520)	1,118	10,006	—	(4,273)

Net cash provided by (used in) financing activities	318,454	(49,590)	(77,178)	(16,410)	(25,703)

Effect of foreign exchange rate changes on cash	—	—	(345)	—	(1,905)

Net increase (decrease) in cash and cash equivalents	(17,788)	402	19,907	(7,349)	69,379
Cash and cash equivalents as of the beginning of period	33,533	15,745	16,147	16,147	36,054

Cash and cash equivalents as of the end of period	$15,745	$16,147	$36,054	$8,798	$105,433

Supplemental cash flow information:
Cash paid for interest	$15,701	$24,120	$53,162	$11,546	$25,179

Cash paid for income taxes	$—	$—	$1,663	$—	$1,839

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(Thousands of dollars)

	Limited Partners

						Accumulated
	Common		Subordinated			Other	Total
					General	Comprehensive	Partners’
	Units	Amount	Units	Amount	Partner	Income (Loss)	Equity

Balance as of January 1, 2003	9,654,572	$170,655	9,599,322	$117,042	$6,198	$—	$293,895
Net income	—	36,832	—	28,802	3,959	—	69,593
Cash distributions to partners	—	(34,559)	—	(27,839)	(3,518)	—	(65,916)
Sales of 7,567,250 common units to the public in March, April and August 2003 and related general partner interest contributions	7,567,250	269,026	—	—	5,787	—	274,813
Redemption of 3,809,750 common units held by UDS Logistics, LLC and related general partner interest redemption	(3,809,750)	(134,065)	—	—	(2,857)	—	(136,922)
Other	30,000	2,700	—	—	—	—	2,700

Balance as of December 31, 2003	13,442,072	310,589	9,599,322	118,005	9,569	—	438,163
Net income	—	42,290	—	30,201	5,927	—	78,418
Other comprehensive loss — foreign currency translation	—	—	—	—	—	(30)	(30)

Total comprehensive income	—	42,290	—	30,201	5,927	(30)	78,388

Cash distributions to partners	—	(42,342)	—	(30,238)	(5,660)	—	(78,240)

Balance as of December 31, 2004	13,442,072	310,537	9,599,322	117,968	9,836	(30)	438,311
Net income	—	72,383	—	27,932	10,758	—	111,073
Other comprehensive loss — foreign currency translation	—	—	—	—	—	(1,238)	(1,238)

Total comprehensive income	—	72,383	—	27,932	10,758	(1,238)	109,835

Cash distributions to partners	—	(85,138)	—	(31,773)	(10,878)	—	(127,789)
Exchange of 23,768,355 common units for all common units of KPP in July 2005 and related general partner interest contributions	23,768,355	1,451,225	—	—	29,197	—	1,480,422

Balance as of December 31, 2005	37,210,427	1,749,007	9,599,322	114,127	38,913	(1,268)	1,900,779
Net income	—	28,023	—	7,229	4,199	—	39,451
Other comprehensive income — foreign currency translation	—	—	—	—	—	2,201	2,201

Total comprehensive income	—	28,023	—	7,229	4,199	2,201	41,652

Cash distributions to partners	—	(31,816)	—	(8,207)	(3,928)	—	(43,951)

Balance as of March 31, 2006 (unaudited)	37,210,427	$1,745,214	9,599,322	$113,149	$39,184	$933	$1,898,480

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND OPERATIONS

Organization
      Valero L.P. is a publicly traded Delaware limited partnership formed in 1999 that completed its initial public offering of common units on April 16, 2001.
      As used in this report, references to “we,” “us,” “our” or “the Partnership” collectively refer, depending on the context, to Valero L.P. or a wholly owned subsidiary of Valero L.P.
      Riverwalk Logistics, L.P., a wholly owned subsidiary of Valero Energy Corporation (Valero Energy), is the 2% general partner of the Partnership. Valero Energy, through various affiliates, is also a limited partner in us, resulting in a combined partnership ownership of 23.4%. The remaining 76.6% limited partnership interests are held by public unitholders.
      On July 1, 2005, we completed our acquisition (Kaneb Acquisition) of Kaneb Services LLC (KSL) and Kaneb Pipe Line Partners, L.P. (KPP, and, together with KSL, Kaneb). We acquired all of KSL’s outstanding equity securities for approximately $509 million in cash, which was primarily funded by borrowings under a $525 million term credit agreement. Additionally, we issued approximately 23.8 million of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP.
      On January 15, 2006, UDS Logistics, LLC, an indirect, wholly owned subsidiary of Valero Energy, changed its name to Valero GP Holdings, LLC. On January 25, 2006, Valero GP Holdings, LLC formed Riverwalk Holdings, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary, and contributed its 21.4% limited partnership interest (both common and subordinated units) in Valero L.P. and its 99.9% limited partnership interest in Riverwalk Logistics, L.P. to the newly formed subsidiary.
      On March 31, 2006, Valero GP Holdings, LLC filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of approximately 39% of its units representing limited liability company interests. All units will be sold by subsidiaries of Valero Energy, which initially will retain an approximate 61% ownership interest in Valero GP Holdings, LLC, the principal owner of our general partner interest and the general partner incentive distribution rights and the owner of a 21.4% limited partner interest in us. In the registration statement, Valero Energy states its intention to further reduce and ultimately sell all of its interest in Valero GP Holdings, LLC, pending market conditions.

Operations
      Our operations are managed by Valero GP, LLC. Valero GP, LLC is the general partner of Riverwalk Logistics, L.P. Valero GP, LLC is an indirect wholly owned subsidiary of Valero Energy.
      We conduct our operations through our subsidiaries, primarily Valero Logistics Operations, L.P. (Valero Logistics) and, as a result of the Kaneb Acquisition, Kaneb Pipe Line Operating Partnership, L.P. (KPOP). We have four business segments: refined product terminals, refined product pipelines, crude oil pipelines and crude oil storage tanks. As of March 31, 2006, our assets included:

•	67 refined product terminal facilities providing approximately 58.2 million barrels of storage capacity;

•	8,389 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.7 million barrels;

•	854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

•	60 crude oil storage tanks providing storage capacity of 12.5 million barrels.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      We have terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. We sold eight terminals located in Australia and New Zealand on March 30, 2006. Our largest customer is Valero Energy, which accounted for 34% of our consolidated revenues for the year ended December 31, 2005 (See Note 14. Related Party Transactions).
      Valero Energy, an independent refining and marketing company, owns and operates 18 refineries with a combined total throughput capacity as of March 31, 2006 of approximately 3.3 million barrels per day. Valero Energy’s refining operations rely on various logistics assets (pipelines, terminals, marine dock facilities, bulk storage facilities, refinery delivery racks and rail car loading equipment) that support its refining and retail operations, including the logistics assets we own and operated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      All information as of March 31, 2006 and for the three-month periods ended March 31, 2005 and 2006 is unaudited. The unaudited consolidated financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete consolidated financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Financial information for the three months ended March 31, 2005 and 2006 included in these Notes to Consolidated Financial Statements is derived from our unaudited consolidated financial statements. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Consolidation
      The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries in which we have a controlling interest. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain crude oil, refined product pipelines and refined product terminals in which we own an undivided interest, are proportionately consolidated in the accompanying consolidated financial statements. Investments in 50% or less owned entities are accounted for using the equity method of accounting.

Use of Estimates
      The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Cash and Cash Equivalents
      Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.

Accounts Receivable, net
      Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectibility at the time of their review.

Inventories
      Inventories consist of petroleum products purchased for resale and are valued at the lower of cost or market. Cost is determined using the weighted-average cost method.

Property and Equipment
      Additions to property and equipment, including reliability and expansion capital expenditures and capitalized interest, are recorded at cost.
      Reliability capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.
      Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in “interest and other expense, net” in the consolidated statements of income. When property and equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized as gain or loss in the consolidated statement of income in the year retired.

Goodwill and Intangible Assets
      Goodwill represents the excess of cost of an acquired entity over the fair value of net assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination is not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over 5 to 47 years. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use October 1 of each year as our annual valuation date for the impairment test. Based on the results of the impairment tests performed as of October 1, 2003, 2004 and 2005, no impairment had occurred.

Investment in Joint Ventures
      Skelly-Belvieu Pipeline Company, LLC. Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC (Skelly-Belvieu) owns a liquefied petroleum gas pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu is owned 50% by the Partnership and 50% by ConocoPhillips. We account for this investment under the equity method of accounting.
      ST Linden Terminals, LLC. Formed in 1998, the 44-acre facility provides us with deep-water terminalling capabilities at New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. ST Linden Terminals, LLC (Linden) is owned 50% by the Partnership and 50% by NIC Holding. We account for this investment under the equity method of accounting.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Charges and Other Assets
      “Deferred charges and other assets, net” primarily include the following:

•	deferred financing costs amortized over the life of the related debt obligation using the effective interest method; and

•	deferred costs incurred in connection with acquiring a customer contract, which will be amortized over the life of the contract.

Impairment of Long-Lived Assets
      Long-lived assets, including property and equipment and investment in joint ventures, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation of recoverability is performed using undiscounted estimated net cash flows generated by the related asset. If an asset is deemed to be impaired, the amount of impairment is determined as the amount by which the net carrying value exceeds discounted estimated net cash flows. We believe that the carrying amounts of our long-lived assets as of December 31, 2005 and March 31, 2006 are recoverable.

Taxes Other than Income Taxes
      Taxes other than income taxes include primarily liabilities for ad valorem taxes, franchise taxes, and value added taxes.

Income Taxes
      We are a limited partnership and are not subject to federal or state income taxes. Accordingly, the taxable income or loss of the Partnership, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners. For transfers of publicly held units subsequent to the initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.
      Due to the Kaneb Acquisition, we conduct certain of our operations through separate taxable wholly owned corporate subsidiaries. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

Asset Retirement Obligations
      Effective January 1, 2003, we adopted FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” which establishes financial accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We record a liability for asset retirement obligations in the period the obligation is incurred if we can make a reasonable estimate of the fair value of the obligation. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.
      We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
      We also have legal obligations in the form of leases and right of way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right of way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. As a result, we have not recorded a liability for asset retirement obligations as the timing of settlement cannot be reasonably determined.

Environmental Remediation Costs
      Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are based on estimates of probable undiscounted future costs over the time period that restoration, remediation or cleanup activities are expected to occur, not to exceed 20 years. Estimated costs assume the use of currently available technology and the application of current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.

Product Imbalances
      Product imbalances occur when customers deliver more or less refined product volumes into our pipelines than they are entitled to receive. We value assets and liabilities related to product imbalances at current market prices. Product imbalance liabilities are included in accrued liabilities on the consolidated balance sheet. Included in other current assets is $20.0 million and $22.2 million of product imbalance assets as of December 31, 2005 and March 31, 2006, respectively. Prior to the Kaneb Acquisition, we did not have product imbalances.

Revenue Recognition
      Revenues for the refined product terminals segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage lease revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals (throughput revenues). Certain of our terminals also provide blending, handling and filtering services. Revenues for the refined product terminals segment also include the sale of bunker fuel, the fuel used by marine vessels, at Point Tupper and St. Eustatius for which we earn revenues based upon a price per metric ton applied to the number of metric tons delivered to our customer. Our facilities at Point Tupper, Nova Scotia and St. Eustatius, Netherland Antilles charge fees to provide ancillary services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services.
      Throughput revenues (based on a terminalling fee) are recognized as refined products are delivered out of our terminal. Storage revenues are recognized when services are provided to the customer. Product revenues are recognized when product is sold and title and risk pass to the customer. Revenues for ancillary services are recognized as those services are provided.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues for the refined product and crude oil pipelines segments are derived from interstate and intrastate pipeline transportation of refined product and crude oil. The revenues for the East Pipeline, North Pipeline and Ammonia Pipeline are based upon volumes and the distance the product is shipped and the related tariffs. Transportation revenues (based on pipeline tariffs) are recognized as refined products or crude oil is delivered out of the pipelines.
      Crude oil storage tank revenues are recognized as crude oil and certain other refinery feedstocks are received by the related refinery.

Income Allocation
      Our net income for each quarterly reporting period is first allocated to the general partner in an amount equal to the general partner’s incentive distribution declared for the respective reporting period. The remaining net income is allocated among the limited and general partners in accordance with their respective 98% and 2% interests.

Net Income per Unit Applicable to Limited Partners
      We have identified the general partner and the subordinated units as participating securities and use the two-class method when calculating the net income per unit applicable to limited partners, which is based on the weighted-average number of common and subordinated units outstanding during the period. Net income per unit applicable to limited partners is computed by dividing net income applicable to limited partners, after deducting the general partner’s 2% interest and incentive distributions, by the weighted-average number of limited partnership units outstanding. Basic and diluted net income per unit applicable to limited partners is the same because we have no potentially dilutive securities outstanding. The general partner’s incentive distribution allocation for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006 was $2.6 million, $4.4 million, $8.7 million, $1.1 million and $3.5 million, respectively. The amount of net income per unit allocated to common units was equal to the amount allocated to the subordinated units for the years presented.

Comprehensive Income
      Comprehensive income consists of net income and other gains and losses affecting partners’ equity that, under United States generally accepted accounting principles, are excluded from net income, such as foreign currency translation adjustments.

Risk Management Activities
      Beginning in 2003, we entered into interest rate swap agreements for the purpose of hedging the interest rate risk associated with a portion of our fixed-rate senior notes. We account for the interest rate swaps as fair value hedges and recognize the fair value of each interest rate swap in the consolidated balance sheet as either an asset or liability. Changes in the fair value of the interest rate swaps, along with the offsetting gain or loss on the debt that is being hedged, are recognized currently in the consolidated statement of income as an adjustment to interest expense.

New Accounting Pronouncements
      FASB Statement 153. In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No 153 was effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 did not affect our financial position or results of operations.
      FASB Interpretation No. 47. In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation under FASB Statement No. 143. FIN 47 became effective for us for the year ended December 31, 2005, and did not affect our financial position or results of operations.
      FASB Statement No. 155. In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement improves the financial reporting of certain hybrid financial instruments and simplifies the accounting for these instruments. In particular, Statement No. 155:

•	permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation,

•	clarifies which interest-only and principal-only strips are not subject to the requirements of Statement No. 133,

•	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation,

•	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and

•	amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
Statement No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, and is not expected to affect our financial position or results of operations.
      FASB Statement No. 156. In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets,” which amends Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Statement No. 156 requires the initial recognition at fair value of a servicing asset or servicing liability when an obligation to service a financial asset is undertaken by entering into a servicing contract. Statement No. 156 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The adoption of Statement No. 156 is not expected to affect our financial position or results of operations.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications
      Certain previously reported amounts in the 2003, 2004 and 2005 consolidated financial statements have been reclassified to conform to the 2006 presentation.

3.	ACQUISITIONS
COMPLETED DURING THREE MONTHS ENDED MARCH 31, 2006
      We purchased a 23.77% interest in Capwood pipeline from Valero Energy for approximately $13.0 million, which was paid from borrowings under our existing revolving credit agreement. The Capwood pipeline is a 57-mile crude oil pipeline that extends from Patoka, Illinois to Wood River, Illinois. Plains All American Pipeline L.P., the operator of the Capwood pipeline, owns the remaining 76.23% interest. Our financial statements include the results of operations of our interest in the Capwood pipeline in the crude oil pipelines segment for the three months ended March 31, 2006.
      The purchase price of the Capwood pipeline was primarily allocated to property and equipment. The pro forma financial information for the three months ended March 31, 2005 that give effect to the acquisition of the Capwood pipeline on January 1, 2005 has not been disclosed as the effect is not significant.
COMPLETED DURING 2005

Kaneb Acquisition
      On July 1, 2005, we completed the Kaneb Acquisition. We acquired all of KSL’s outstanding equity securities for approximately $509 million in cash, which was primarily funded by borrowings under our $525 million term credit agreement. Additionally, we issued approximately 23.8 million of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP.
      The Kaneb Acquisition expands our geographic presence and creates one of the largest terminal and pipeline operations in the United States. The Kaneb Acquisition also provides us with a more diversified customer base, which minimizes our dependence on one customer.
      The financial statements include the results of operations of the Kaneb Acquisition commencing on July 1, 2005.

Purchase Price Allocation
      The Kaneb Acquisition was accounted for using the purchase method. The purchase price has been preliminarily allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition pending completion of an independent appraisal and other evaluations.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase price and the preliminary purchase price allocation as of December 31, 2005 were as follows (in thousands):

Cash paid for the outstanding equity securities of KSL	$509,307
Value of Valero L.P.’s common units issued in exchange for KPP common units	1,451,249
Transaction costs	10,532
Fair value of long-term debt assumed	779,707
Fair value of other liabilities assumed	181,618

Total	$2,932,413

Current assets	$602,910
Property and equipment	1,443,289
Goodwill	762,872
Intangible assets	58,000
Other noncurrent assets	65,342

Total	$2,932,413

Unaudited Pro Forma Information
      The unaudited pro forma financial information below includes the historical financial information of Kaneb and the Partnership for the periods indicated. This financial information assumes the following:

•	we completed the Kaneb Acquisition on January 1, 2004;

•	we borrowed $525.0 million to purchase all of the outstanding equity securities of KSL;

•	we issued approximately 23.8 million common units in exchange for all of the outstanding common units of KPP;

•	we received a contribution from our general partner of $29.2 million to maintain its 2% interest; and

•	the results of operations of Martin Oil LLC (a marketing subsidiary of KSL), our Australian and New Zealand subsidiaries, and certain assets we divested in conjunction with the Kaneb Acquisition (Held Separate Businesses) are reported as discontinued operations.
      The consolidated statements of income include the results of operations of the Kaneb Acquisition commencing on July 1, 2005. As a result, information for the three months ended March 31, 2006 presented below represents actual results of operations.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The unaudited pro forma information presented below is not necessarily indicative of the results of future operations (in thousands, except per unit data):

			Three Months Ended
	Year Ended December 31,		March 31,

	2004	2005	2005	2006

Revenues	$787,475	$1,005,662	$219,032	$274,004
Operating income	179,936	130,347	45,925	55,967
Income from continuing operations	$132,374	$83,084	32,393	39,589
Income (loss) from discontinued operations	13,985	9,853	3,788	(138)

Net income	$146,359	$92,937	$36,181	$39,451

Net income per unit applicable to limited partners:
Continuing operations	$2.52	$1.48	$0.61	$0.75
Discontinued operations	0.29	0.21	0.08	—

Net income	$2.81	$1.69	$0.69	$0.75

COMPLETED DURING 2004

Royal Trading Asphalt Terminals
      On February 20, 2004, we acquired two asphalt terminals, one in Catoosa, Oklahoma near Tulsa and one in Rosario, New Mexico near Santa Fe, from Royal Trading Company (Royal Trading) for $28.1 million. These terminals have an aggregate storage capacity of 500,000 barrels in 32 tanks and six loading stations. The purchase price was allocated to the individual tangible and identifiable intangible assets acquired based on their fair values as determined by an independent appraisal. In conjunction with the Royal Trading acquisition, we entered into an agreement with Valero Energy (See Note 14. Related Party Transactions).
      The results of operations for these two terminals are included in the consolidated statements of income commencing on February 20, 2004. The pro forma financial information for the years ended December 31, 2003 and 2004 that give effect to the acquisition of Royal Trading as of January 1, 2003 and 2004 have not been disclosed, as the effect is not significant.
COMPLETED DURING 2003

Telfer Asphalt Terminal
      On January 7, 2003, we completed our acquisition of Telfer Oil Company’s (Telfer) Pittsburg, California asphalt terminal for $15.3 million. The asphalt terminal includes two storage tanks with a combined storage capacity of 350,000 barrels, six 5,000-barrel polymer modified asphalt tanks, a truck rack, rail facilities and various other tanks and equipment. In conjunction with the Telfer acquisition, we entered into a six-year Terminal Storage and Throughput Agreement with Valero Energy. A portion of the purchase price represented payment to the principal owner of Telfer for a non-compete agreement and for the lease of certain facilities adjacent to the terminal operations.

South Texas Pipelines and Terminals
      On March 18, 2003, Valero Energy contributed the South Texas pipeline system to us for $150.1 million, including transaction costs. The South Texas pipeline system was comprised of the Houston pipeline system, the Valley pipeline system and the San Antonio pipeline system (together referred to as the South Texas Pipelines

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and Terminals). In conjunction with the South Texas Pipelines and Terminals acquisition, we entered into several agreements with Valero Energy (See Note 14. Related Party Transactions).
      The following unaudited pro forma financial information assumes that the South Texas Pipelines and Terminals acquisition was funded with $111.0 million of net proceeds from the issuance of the 6.05% senior notes, $25.0 million of borrowings under the revolving credit facility, $6.7 million of net proceeds from the issuance of 185,422 common units and the related general partner capital contribution and $7.4 million of available cash.
      The unaudited pro forma financial information for the years ended December 31, 2003 assumes that the South Texas Pipelines and Terminals acquisition occurred on January 1, 2003.

Year Ended December 31, 2003

(Thousands of dollars,
except per unit data)
Revenues	$187,294
Operating income	85,028
Net income	69,930
Net income per unit applicable to limited partners	$3.03

Crude Oil Storage Tanks
      On March 18, 2003, Valero Energy contributed 58 crude oil storage tanks and related assets (the Crude Oil Storage Tanks) to us for $200.2 million, including transaction costs. The Crude Oil Storage Tanks consisted of certain tank shells, foundations, tank valves, tank gauges, pressure equipment, temperature equipment, corrosion protection, leak detection, tank lighting and related equipment located at Valero Energy’s Corpus Christi refinery, Texas City refinery and Benicia refinery.
      Historically, the Crude Oil Storage Tanks were operated as part of Valero Energy’s refining operations and, as a result, no separate fee was charged related to these assets and, accordingly, no revenues were recorded by Valero Energy. The Crude Oil Storage Tanks were not accounted for separately by Valero Energy and were not operated as an autonomous business unit. As a result, the purchase of the Crude Oil Storage Tanks represented an asset acquisition and, therefore, no pro forma impact of this transaction has been included above. In conjunction with the Crude Oil Storage Tanks acquisition, we entered into several agreements with Valero Energy (See Note 14. Related Party Transactions).

Shell Pipeline Interest
      On May 1, 2003, we acquired Shell Pipeline Company, LP’s (Shell) 28% undivided interest in the Amarillo to Abernathy refined product pipeline and Shell’s 46% undivided interest in the Abernathy to Lubbock refined product pipeline for $1.6 million. After this acquisition, we own a 67% undivided interest and ConocoPhillips owns the remaining 33% undivided interest in the Amarillo to Abernathy refined product pipeline and we own a 46% undivided interest and ConocoPhillips owns the remaining 54% undivided interest in the Abernathy to Lubbock refined product pipeline.

Southlake Refined Product Pipeline
      Effective August 1, 2003, we acquired the Southlake refined product pipeline from Valero Energy for $29.9 million. The pipeline, which has a capacity of 27,300 barrels per day, is a 375-mile pipeline connecting Valero Energy’s McKee refinery to our Southlake refined product terminal near Dallas, Texas.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Paulsboro Refined Product Terminal
      On September 3, 2003, we acquired the Paulsboro refined product terminal from ExxonMobil Oil Corporation for $14.1 million. The Paulsboro refined product terminal is located in Paulsboro, New Jersey, next to Valero Energy’s Paulsboro refinery. The terminal has a storage capacity of 90,800 barrels.

Purchase Price Allocations for 2003 Acquisitions
      The purchase prices for the Telfer, South Texas Pipelines and Terminals, Crude Oil Storage Tanks, Shell, Southlake and Paulsboro acquisitions were allocated based on the fair values of the individual assets acquired at the date of acquisition.
      The following summarizes the purchase price allocation of the assets acquired in 2003 (in thousands):

	Property
	and	Intangible
	Equipment	Assets	Total

Telfer (Pittsburg) Asphalt Terminal	$15,047	$250	$15,297
South Texas Pipelines and Terminals	149,575	540	150,115
Crude Oil Storage Tanks	200,198	—	200,198
Shell Pipeline Interest	1,600	—	1,600
Southlake Refined Product Pipeline	29,911	—	29,911
Paulsboro Refined Product Terminal	14,055	—	14,055

Total Purchase Price Allocations	$410,386	$790	$411,176

4.	DISPOSITIONS AND ASSETS AND LIABILITIES OF BUSINESSES HELD FOR SALE

Sale of Held Separate Businesses
      In conjunction with the Kaneb Acquisition, we agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks, and crude oil, three East Coast refined product terminals, and a 550-mile refined products pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses).
      On September 30, 2005, we sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. Results of operations related to the Held Separate Businesses are classified as income from discontinued operations in the consolidated statement of income for the year ended December 31, 2005. Revenues and pre-tax income related to the Held Separate Businesses were $14.2 million and $3.2 million, respectively, for the year ended December 31, 2005. Income tax expense was not included in discontinued operations related to the Held Separate Businesses as they were owned by entities that were not subject to income tax. Additionally, interest expense of approximately $4.9 million was allocated to the Held Separate Businesses as certain of our debt agreements required us to use the proceeds from the sale of the Held Separate Businesses to repay outstanding debt.

Sale of Martin Oil LLC
      In a separate transaction that occurred simultaneously with the closing of the Kaneb Acquisition, we sold all of our interest in Kaneb’s commodity trading business, Martin Oil LLC, to Valero Energy for approximately $26.8 million.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets and Liabilities of Businesses Held for Sale
      On March 30, 2006, we sold our subsidiaries located in Australia and New Zealand (the Australia and New Zealand Subsidiaries) to ANZ Terminals Pty. Ltd., for total proceeds of $65.0 million plus working capital. The proceeds will be used for working capital purposes and to pay down outstanding debt. This transaction included the sale of eight terminals with an aggregate storage capacity of 1.1 million barrels.
      As a result, the assets and liabilities of the Australia and New Zealand Subsidiaries have been classified as assets and liabilities of businesses held for sale in the accompanying consolidated balance sheet. The amounts are reflected within current assets and liabilities as the sale closed in the first quarter of 2006. The results of operations for the Australia and New Zealand Subsidiaries for 2005 have been included in income from discontinued operations. Revenues and pre-tax income related to the Australia and New Zealand Subsidiaries, included in income from discontinued operations, were $10.1 million and $0.2 million, respectively, for the year ended December 31, 2005 and $5.0 million and $0.6 million, respectively, for the three months ended March 31, 2006. Income tax expense associated with the Australia and New Zealand Subsidiaries totaled $0.1 million and $0.3 million for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively. Additionally, the income from discontinued operations includes interest expense of approximately $1.5 million and $0.8 million allocated to the Australia and New Zealand Subsidiaries for the year ended December 31, 2005 and the three months ended March 31, 2006, respectively, based upon the expected proceeds and the interest rate applicable to our debt.
      Assets and liabilities of businesses held for sale consisted of the following (in thousands):

December 31, 2005

Current assets	$8,047
Property and equipment, net	68,726
Other assets	3,034

Assets of businesses held for sale	$79,807

Current liabilities	$3,606
Deferred income taxes	3,604
Other liabilities	3,890

Liabilities of businesses held for sale	$11,100

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS
      The changes in the allowance for doubtful accounts consisted of the following (in thousands):

Year Ended
December 31, 2005

Balance as of December 31, 2004	$—
Fair value of amounts acquired in the Kaneb Acquisition	2,265
Accounts charged against the allowance, net of recoveries	(289)

Balance as of December 31, 2005	$1,976

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	PROPERTY AND EQUIPMENT
      Property and equipment, at cost, consisted of the following (in thousands):

		December 31,
	Estimated Useful
	Lives	2004	2005

Land	—	$8,526	$92,741
Land and leasehold improvements	15 — 35 years	3,942	63,465
Buildings	25 — 40 years	10,464	26,282
Pipeline and equipment	20 — 35 years	876,905	2,096,415
Rights of way	20 — 35 years	68,446	96,554
Construction in progress	—	13,077	42,072

Total		981,360	2,417,529
Less accumulated depreciation and amortization		(196,361)	(257,316)

Property and equipment, net		$784,999	$2,160,213

      Capitalized interest costs included in property and equipment were $0.1 million, $0.2 million and $1.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.
      In the fourth quarter of 2005, a portion of the Three Rivers to Pettus to Corpus Christi refined product pipeline was permanently idled. As a result, we recorded an impairment charge of $2.1 million, included in “interest and other expenses, net” in the accompanying consolidated statement of income.

7.	INTANGIBLE ASSETS
      Intangible assets consisted of the following (in thousands):

	December 31, 2004		December 31, 2005

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Intangible assets subject to amortization:
Customer relationships	$—	$—	$58,000	$(2,900)
Non-compete agreements	1,765	(348)	1,765	(701)
Consulting agreements	1,150	(192)	1,150	(422)
Other	2,359	(39)	2,359	(92)

Total	$5,274	$(579)	$63,274	$(4,115)

      All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $0.1 million, $0.6 million and $3.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. The estimated aggregate amortization expense is approximately $6.4 million per year for the years ending December 31, 2006 through 2008 and $5.9 million for the years ending December 31, 2009 and 2010.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	INVESTMENT IN JOINT VENTURES
      The following presents summarized combined unaudited financial information related to our joint ventures as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	December 31,

	2004	2005

Balance Sheet Information:
Current assets	$2,928	$9,138
Property, plant and equipment, net	45,235	71,066

Total assets	$48,163	$80,204

Current liabilities	$378	$3,686
Other long-term liabilities	—	1,076
Members’ equity	47,785	75,442

Total liabilities and members’ equity	$48,163	$80,204

	Year Ended December 31,

	2003	2004	2005(a)

Statement of Income Information:
Revenues	$11,613	$9,355	$27,525
Net income	4,062	1,916	10,715
Our share of net income(b)	2,416	1,344	2,499
Our share of distributions	2,803	1,373	4,932

(a)	Revenues and net income reflect the amounts for the year ended December 31, 2005. Our share of net income and distributions related to investments in the joint ventures acquired as part of the Kaneb Acquisition reflect amounts for the six months ended December 31, 2005.

(b)	For 2005, our share of net income shown in the table includes $0.2 million of income that is included in income from discontinued operations in the consolidated statement of income.

Skelly-Belvieu Pipeline Company
      Upon the formation of Skelly-Belvieu, we contributed certain equipment to Skelly-Belvieu in exchange for 50% of its members’ equity. Our investment in Skelly-Belvieu was recorded at the carrying amount of the contributed equipment. However, the financial statements of Skelly-Belvieu reflect these assets at fair value at the date of formation. As a result, our 50% share of Skelly-Belvieu’s members’ equity exceeds the carrying value of our investment. This excess, which totaled $8.2 million as of December 31, 2004 and $7.8 million as of December 31, 2005, is being accreted into income over the average life of the assets held by Skelly-Belvieu, or 33 years.

ST Linden Terminals, LLC
      As part of the Kaneb Acquisition, we acquired an investment in Linden. As part of the preliminary allocation of the purchase price of Kaneb, we increased the carrying amount of our investment in Linden to its fair value. As a result, the carrying value of our investment in Linden exceeds our 50% share of its members’ equity. This excess totaled $37.6 million as of December 31, 2005, of which $8.0 million is being amortized into expense over the average life of the assets held by Linden, or 25 years. The balance not being amortized has been preliminarily allocated to goodwill of Linden.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	ACCRUED LIABILITIES
      Accrued liabilities consisted of the following (in thousands):

	December 31,

	2004	2005

Employee wage and benefit costs	$3,941	$9,819
Unearned income	48	9,525
Environmental costs	265	2,404
Product imbalances	—	17,547
Other	892	7,622

Accrued liabilities	$5,146	$46,917

10.	LONG-TERM DEBT
      Long-term debt consisted of the following (in thousands):

	December 31,

	2004	2005

6.05% senior notes due 2013, net of unamortized discount of $577 in 2004 and $507 in 2005 and a fair value adjustment of $441 in 2004 and $2,197 in 2005	$248,982	$247,296
6.875% senior notes due 2012, net of unamortized discount of $237 in 2004 and $205 in 2005 and a fair value adjustment of $776 in 2004 and $1,805 in 2005	98,987	97,990
7.75% senior notes due 2012, including a fair value adjustment of $37,893 in 2005	—	287,893
5.875% senior notes due 2013, including a fair value adjustment of $13,714 in 2005	—	263,714
$525 million term credit agreement	—	225,000
$400 million revolving credit agreement	—	4,000
$175 million revolving credit facility	28,000	—
UK term loan	—	36,131
Port Authority of Corpus Christi note payable	9,192	8,681

Total debt	385,161	1,170,705
Less current portion	(990)	(1,046)

Long-term debt, less current portion	$384,171	$1,169,659

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The long-term debt repayments are due as follows (in thousands):

2006	$1,046
2007	611
2008	660
2009	713
2010	265,901
Thereafter	854,881

Total repayments	1,123,812
Net fair value adjustment and unamortized discount	46,893

Total debt	$1,170,705

      Interest payments totaled $15.7 million, $24.1 million and $53.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.

6.05% Senior Notes
      On March 18, 2003, Valero Logistics completed the sale of $250 million of 6.05% senior notes, issued in a private placement to institutional investors, for net proceeds of $247.3 million. Interest on the 6.05% senior notes is payable semi-annually in arrears on March 15 and September 15 of each year beginning September 15, 2003. Although the 6.05% senior notes were not initially registered under the Securities Act of 1933 or any other securities laws, we exchanged the outstanding $250.0 million 6.05% senior notes that were not registered for $250.0 million of 6.05% senior notes that have been registered under the Securities Act of 1933 in July 2003.

6.875% Senior Notes
      On July 15, 2002, we completed the sale of $100.0 million of 6.875% senior notes for net proceeds of $98.2 million. The net proceeds were used to repay the $91.0 million then outstanding under the revolving credit facility. Interest on the 6.875% senior notes is payable semi-annually in arrears on January 15 and July 15 of each year.
      The 6.05% and the 6.875% senior notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of Valero Logistics, including indebtedness under the revolving credit agreement and term loan agreement. Both series of senior notes contain restrictions on Valero Logistics’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit Valero Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions.
      At the option of Valero Logistics, the 6.05% and the 6.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The Valero Logistics senior notes also include a change-in-control provision, which requires (1) that Valero Energy or an investment grade entity own, directly or indirectly, 51% of our general partner interests and (2) that we (or an investment grade entity) own, directly or indirectly, all of the general partner and limited partner interests in Valero Logistics. Otherwise, Valero Logistics must offer to purchase the senior notes at a price equal to 100% of their outstanding principal balance plus accrued interest through the date of purchase.

7.75% and 5.875% Senior Notes
      As a result of the Kaneb Acquisition, we assumed the outstanding senior notes issued by KPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million. The difference between the fair value and the face value of the senior notes is being amortized as a reduction of interest expense over the remaining lives of the senior notes using the effective interest method.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The senior notes were issued in two series, the first of which bears interest at 7.75% annually (due semi-annually on February 15 and August 15) and matures February 15, 2012. The second series bears interest at 5.875% annually (due on June 1 and December 1) and matures June 1, 2013.
      The 7.75% and 5.875% senior notes do not contain sinking fund requirements. These notes contain restrictions on our ability to incur indebtedness secured by liens, to engage in certain sale-leaseback transactions, to engage in certain transactions with affiliates, as defined, and to utilize proceeds from the disposition of certain assets. At the option of KPOP, the 7.75% and 5.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.
      The senior notes issued by Valero Logistics are fully and unconditionally guaranteed by Valero L.P. In connection with the Kaneb Acquisition, effective July 1, 2005, Valero L.P. fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other.

$525 Million Term Loan Agreement
      On July 1, 2005, we borrowed $525.0 million under our new $525 million term loan agreement dated July 1, 2005 (the $525 Million Term Loan Agreement), the majority of which was used to fund the Kaneb Acquisition. The $525 Million Term Loan Agreement matures on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.2% as of December 31, 2005. The weighted-average interest rate related to outstanding borrowings under the $525 Million Term Loan Agreement for the year ended December 31, 2005 was 4.5%. With a portion of the proceeds received from the sale of the Held Separate Businesses, we repaid $300.0 million of the outstanding balance. As of December 31, 2005, our outstanding balance under the $525 Million Term Loan Agreement was $225.0 million. No additional funds may be borrowed under the $525 Million Term Loan Agreement.

$400 Million Revolving Credit Agreement
      On July 1, 2005, we borrowed $180.0 million under our $400 million revolving credit agreement (the $400 Million Revolving Credit Agreement), dated effective December 20, 2004 as amended on June 30, 2005, which expires on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.2% as of December 31, 2005. Utilizing the $180.0 million borrowing, other proceeds and cash on hand, on July 1, 2005, we repaid approximately $191.5 million of the outstanding indebtedness of Kaneb and repaid $38.0 million of indebtedness outstanding on our prior $175 million revolving credit facility.
      During the year ended December 31, 2005, we repaid the $209.5 million outstanding under the $400 Million Revolving Credit Agreement, including $160.0 million which was repaid using a portion of the proceeds from the sale of the Held Separate Businesses on September 30, 2005. As of December 31, 2005, we had $395.1 million available for borrowing under the $400 Million Revolving Credit Agreement. The weighted-average interest rate related to outstanding borrowings under the $400 Million Revolving Credit Agreement for the year ended December 31, 2005 was 4.3%.
      During the three months ended March 31, 2006, we borrowed $34.0 million under the $400 Million Revolving Credit Agreement to fund the purchase of the Capwood pipeline and our capital expenditures. We repaid $11.0 million during the three months ended March 31, 2006. The $400 Million Revolving Credit Agreement bears interest based on either an alternative base rate or LIBOR, which was 5.5% as of March 31, 2006. As of March 31, 2006, we had $372.1 million available for borrowing under our $400 Million Revolving Credit Agreement.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$175 Million Revolving Credit Facility
      We terminated our $175 million revolving credit facility on July 1, 2005 by repaying the $38.0 million outstanding amount using proceeds from our new $400 Million Revolving Credit Agreement. At Valero Logistics’ option, borrowings under the revolving credit facility bore interest based on either an alternative base rate or LIBOR.

UK Term Loan
      As a result of the Kaneb Acquisition, on July 1, 2005, we amended and restated a term loan agreement of Kaneb’s UK subsidiary dated January 29, 1999 (the UK Term Loan), and assumed the outstanding obligation of 21,000,000 Pounds Sterling ($36.1 million as of December 31, 2005). The UK Term Loan bears interest at 6.65% annually and matures June 30, 2010.

Credit Agreement Provisions
      The $525 Million Term Loan Agreement, the $400 Million Revolving Credit Agreement and the UK Term Loan all require that we maintain certain financial ratios and include other restrictive covenants, including a prohibition on distributions if any defaults, as defined in the agreements, exists or would result from the distribution. These agreements include a change in control provision, which requires that Valero Energy continue to own, directly or indirectly, a majority of Valero L.P.’s general partner interest and that Valero Energy and/or Valero L.P. own 100% of the borrower or 100% of the outstanding limited partner interest in borrower. Management believes that we are in compliance with all of these ratios and covenants as of December 31, 2005.
      On June 6, 2006, Valero L.P. completed certain amendments to its $525 Million Term Loan Agreement and its $400 Million Revolving Credit Agreement. Both agreements were amended to (i) eliminate the provision that the failure of Valero Energy to own or control the general partner of Valero L.P. constitutes a “change of control”; (ii) extend the maturities of the agreements to 2011; (iii) include certain material construction projects in the definition of “Consolidated EBITDA”; and (iv) eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio. Additionally, the amendments reduced the applicable margin on LIBOR loans to vary from 0.40% to 0.95% for the $525 Million Term Loan Agreement and 0.27% to 0.70% for the $400 Million Revolving Credit Agreement, depending upon Valero L.P.’s credit rating. Additionally, the UK Term Loan was amended to (i) extend the maturity to 2011; (ii) include certain material construction projects in the definition of “Consolidated DBITDA”; and (iii) eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.
      Valero Logistics and KPOP own and operate pipelines, terminals and storage tanks and are issuers of the publicly traded senior notes. Valero L.P. has no operations and has fully and unconditionally guaranteed the senior notes issued by KPOP and Valero Logistics and any obligations under Valero Logistics’ $400 Million Revolving Credit Agreement and $525 Million Term Loan Agreement and the Kaneb UK Term Loan.

Port Authority of Corpus Christi Note Payable
      The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable is due in annual installments of $1.2 million through December 31, 2015 and is collateralized by the crude oil storage facility. Interest on the unpaid principal balance accrues at a rate of 8% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Rate Swaps
      During 2003, we entered into interest rate swap agreements to manage our exposure to changes in interest rates. The interest rate swap agreements have an aggregate notional amount of $167.5 million, of which $60.0 million is tied to the maturity of the 6.875% senior notes and $107.5 million is tied to the maturity of the 6.05% senior notes. Under the terms of the interest rate swap agreements, we will receive a fixed rate (6.875% and 6.05% for the $60.0 million and $107.5 million of interest rate swap agreements, respectively) and will pay a variable rate based on LIBOR plus a percentage that varies with each agreement.
      The interest rate swap contracts qualified for the shortcut method of accounting prescribed by SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. As a result, changes in the fair value of the derivatives will completely offset the changes in the fair value of the underlying hedged items.
      As of December 31, 2004 and 2005 and March 31, 2006, the weighted average effective interest rate for the interest rate swaps was 4.7%, 6.6% and 7.1%, respectively. As of December 31, 2004 and 2005 and March 31, 2006, the aggregate estimated fair value of the interest rate swaps included in other long-term liabilities in the consolidated balance sheet was $1.2 million, $4.0 million and $7.9 million, respectively.

11.	HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
      Our operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management and pollution prevention measures. Our operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with our operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases our capital expenditures and our overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.
      The pipelines in the Central West System, the East Pipeline, the North Pipeline and the Ammonia Pipeline are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA), and the Homeland Security Act. Additionally, the operations and integrity of the Pipelines are subject to the respective state jurisdictions along the route of the systems.
      We have adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of crude oil and refined products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.
      Valero Energy has agreed to indemnify us for a period of ten years from the date of acquisition for pre-acquisition environmental liabilities related to assets transferred or otherwise acquired by the Partnership from Valero Energy or UDS. Excluded from this indemnification are liabilities that result from a change in environmental law after the date of acquisition.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Additionally, ExxonMobil has agreed to indemnify us for pre-acquisition environmental liabilities in connection with off site disposal activities performed prior to September 4, 2003 related to the Paulsboro refined product terminal acquisition (See Note 3. Acquisitions).
      As an operator or owner of the assets, we could be held liable for pre-acquisition environmental liabilities should Valero Energy or ExxonMobil be unable to fulfill their obligations. However, we believe that the likelihood of such a situation is remote.
      Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.
      The balance of and changes in the accruals for environmental matters were as follows (in thousands):

	December 31,

	2004	2005

Balance as of beginning of year	$125	$343
Fair value of amounts acquired in the Kaneb Acquisition	—	22,234
Additions to accrual	271	1,157
Amounts related to Held Separate Businesses	—	(3,137)
Payments	(53)	(3,097)
Foreign currency translation	—	9

Balance as of end of year	$343	$17,509

      Accruals for environmental matters are included in the consolidated balance sheet as follows (in thousands):

	December 31,

	2004	2005

Accrued liabilities	$265	$2,404
Liabilities of businesses held for sale	—	3,051
Other long-term liabilities	78	12,054

Accruals for environmental matters	$343	$17,509

12.	COMMITMENTS AND CONTINGENCIES

Contingencies
      We have contingent liabilities resulting from various litigation, claims and commitments, the most significant of which are discussed below. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending our self in legal matters are expensed as incurred. As of December 31, 2005 and March 31, 2006, we have recorded accruals for contingent losses, including settled matters, totaling $59.1 million and $51.9 million, respectively. The actual payment of any amounts accrued and the timing of any such payments ultimately made is uncertain. We believe that should we be unable to successfully defend ourselves in any of these matters, the ultimate payment of any or all of the amounts reserved would not have a material adverse effect on our financial position or liquidity. However, if any actual losses ultimately exceed the amounts accrued, there could be a material adverse effect on our results of operations.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Grace Energy Corporation Matter. In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base in Massachusetts (Otis AFB). Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb’s acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.
      In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the trial court’s final judgment to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. Once that stay is lifted, we intend to resume vigorous prosecution of the appeal.
      The Otis AFB is a part of a Superfund Site pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the Texas state court’s final judgment assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two spill areas. In 2002, the Department of Justice asserted that it had incurred over $49.0 million in costs and expected to incur additional costs of approximately $19.0 million for remediation of the two spill areas. The Department of Justice has not filed a lawsuit against us on this matter and Valero L.P. has not made any payments toward costs incurred by the Department of Justice.
      Potomac Electric Power Company Matter. On December 14, 2002, Potomac Electric Power Company sued subsidiaries of Kaneb in the U.S. District Court for the District of Maryland, seeking recovery of all its costs associated with an oil spill in 2000 resulting from a rupture in a fuel oil pipeline in Maryland owned by Potomac Electric and operated by a subsidiary of Kaneb. Potomac Electric alleged that it has incurred costs of approximately $80.0 million as a result of the spill. This matter was settled, and the case was dismissed and entered on December 19, 2005. The effect of this settlement, net of insurance recoveries, were immaterial to our financial position and our results of operations.
      Port of Vancouver Matter. We own a refined products terminal on property owned by the Port of Vancouver, and we lease the land under the terminal from the Port of Vancouver. Under an Agreed Order entered into with the Washington Department of Ecology when Kaneb purchased the terminal in 1998, Kaneb agreed to investigate and remediate groundwater contamination by the terminal’s previous owner and operator. In April 2006, the Washington Department of Ecology commented on our remedial action plan and asserted that the groundwater contamination under the terminal was commingled with a groundwater contamination plume under other property owned by the Port of Vancouver. We dispute this assertion. No lawsuits have been filed against us in this matter, and our liability for any portion of total future remediation costs of the commingled plume is not reasonably estimable at this time. Factors that could affect estimated remediation costs include whether Kaneb will have ultimate responsibility for some portion of the commingled plume, the Port of Vancouver’s contribution to the remediation effort and the amount the Port of Vancouver actually receives from other potentially responsible parties.
      Xanser Tax Indemnification. In 2001, Xanser, Inc (Xanser) distributed its interest in its pipeline, terminalling and product marketing business to its shareholders, which resulted in the formation of KSL. Pursuant to that distribution, KSL agreed to indemnify Xanser for certain potential tax liabilities, if any that resulted from the distribution.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      St. Eustatius Tax Agreement. On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of Kaneb, which we acquired on July 1, 2005, to pay the greater of 2% of taxable income, as defined therein, or 500,000 Netherlands Antilles guilders (approximately $0.3 million) per year. The agreement further provided that any amounts paid in order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income.
      On February 22, 2006, we entered into a revised agreement (the 2005 Tax and Maritime Agreement) with the governments of St. Eustatius and the Netherlands Antilles. The 2005 Tax and Maritime Agreement is effective beginning January 1, 2005 and expires on December 31, 2014. Under the terms of the 2005 Tax and Maritime Agreement, we agreed to make a one-time payment of five million Netherlands Antilles guilders (approximately $2.8 million) in full and final settlement of all of our liabilities, taxes, fees, levies, charges, or otherwise (including settlement of audits) due or potentially due to St. Eustatius. We further agreed to pay an annual minimum profit tax to St. Eustatius of one million Netherlands Antilles guilders (approximately $0.6 million), beginning as of January 1, 2005. We agreed to pay the minimum annual profit tax in twelve equal monthly installments. To the extent the minimum annual profit tax exceeds 2% of taxable profit (as defined in the 2005 Tax and Maritime Agreement), we can carryforward that excess to offset future tax liabilities. If the minimum annual profit tax is less than 2% of taxable profit, we agreed to pay that difference.
      We are also a party to additional claims and legal proceedings arising in the ordinary course of business. We believe the possibility is remote that the final outcome of any of these claims or proceedings to which we are a party would have a material adverse effect on our financial position, results of operations or liquidity; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.

Commitments
      Future minimum rental payments applicable to all noncancellable operating leases as of December 31, 2005 are as follows (in thousands):

2006	$9,544
2007	6,424
2008	5,274
2009	4,434
2010	4,217
Thereafter	81,028

Future minimum lease payments	$110,921

      Rental expense for all operating leases totaled $0.9 million, $1.2 million and $8.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.
      At December 31, 2005 we had a commitment to purchase a minimum amount of inventory for resale to our customers. We estimated the value of this commitment to be approximately $214.8 million.
      On April 13, 2006, we entered into an agreement to purchase three 30,000 barrel and two 52,000 barrel tank barges over the next two years. The contract price is $34.1 million, which is subject to adjustment based on the actual cost incurred for the steel.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	RISK MANAGEMENT ACTIVITIES

Interest Rate Risk
      The estimated fair value of our fixed-rate debt as of December 31, 2004 and 2005 was $389.9 million and $954.0 million, respectively, as compared to the carrying amount of $357.2 million and $941.7 million, respectively. These fair values were estimated using discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.
      We are exposed to market risk for changes in interest rates related to our long-term debt obligations. We use interest rate swap agreements to manage a portion of the exposure to changing interest rates by converting certain fixed-rate debt to variable-rate debt. Interest rates on borrowings under the revolving credit facility float with market rates and thus the carrying amount approximates fair value.

Concentration of Credit Risk
      For the year ended December 31, 2005, we derived approximately 34% of our revenues from Valero Energy and its subsidiaries, our largest customer. No other single customer accounted for more than 10% of our consolidated operating revenues. Valero Energy transports crude oil to six of its refineries using Valero L.P.’s various crude oil pipelines and storage facilities and the crude oil storage tanks, and transports refined products from seven of its refineries to its company-owned retail operations or wholesale customers using Valero L.P.’s various refined product pipelines and terminals. Valero Energy and its subsidiaries are investment grade customers; therefore, we do not believe that the trade receivable from Valero Energy represents a significant credit risk. However, the concentration of business with Valero Energy, which is a large refining and retail marketing company, has the potential to impact Valero L.P., both positively and negatively, to changes in the refining and marketing industry.

14.	RELATED PARTY TRANSACTIONS
      We have related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, administrative costs, and lease expense. Under the terms of a services agreement with Valero Energy (Services Agreement), we reimburse Valero Energy for payroll costs of employees working on our behalf. Additionally, Valero Energy charges us an administrative service fee. The receivable from Valero Energy as of December 31, 2004 and 2005 and March 31, 2006 represents amounts due for pipeline tariff, terminalling fee and crude oil storage tank fee revenues and the payable to Valero Energy represents amounts due for employee costs, insurance costs, operating expenses, administrative costs and lease expense.
      The following table summarizes information pertaining to transactions with Valero Energy (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005(a)	2005	2006

Revenues	$178,605	$217,608	$234,485	$55,341	$60,671
Operating expenses	24,196	31,960	60,921	8,041	20,457
General and administrative expenses	6,110	10,539	19,356	2,757	5,700

(a)	The amounts reflected in the table include revenues and operating expenses of $1,867 and $1,850, respectively, which are included in income from discontinued operations in the consolidated statement of income.
      In addition to owning a combined 23.4% general and limited partner interest in us as of December 31, 2005 and March 31, 2006, we have entered into a number of operating agreements with Valero Energy, which govern

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the required services provided to and received from Valero Energy. Most of the operating agreements include adjustment provisions, which allow us to increase the handling, storage and throughput fees we charge to Valero Energy based on a consumer price index. In addition, the pipeline tariffs charged by us are reviewed annually and adjusted based on an inflation index and may also be adjusted to take into consideration additional costs incurred to provide the transportation services. The following is a summary of the significant terms of the individual agreements.

Services Agreement
      We do not have any employees. Under the Services Agreement, the costs related to employees of Valero Energy who perform services directly on our behalf (direct services), including salary, wages and employee benefits are charged by Valero Energy to us. For the three months ended March 31, 2005, Valero Energy charged us $0.3 million for administrative services. Effective July 1, 2005, the Services Agreement (the 2005 Services Agreement) was amended to account for our significant growth following the closing of the Kaneb Acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, we agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year ended December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services.
      Effective January 1, 2006, pursuant to the new services agreement (2006 Services Agreement), Valero GP, LLC began directly performing many of the services previously provided by Valero Energy under the 2005 Services Agreement primarily consisting of legal, corporate development and health, safety and environmental functions. As a result, the employees performing these services became employees of Valero GP, LLC and their costs are now directly charged to us. Accordingly, the annual fee charged to us for administrative services was reduced to approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and $3.4 million in years 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy’s annual salary increase. Subject to approval by our Conflicts Committee, the amounts may also be adjusted for changed service levels.
      The term of the 2006 Services Agreement will expire on December 31, 2010 with automatic two-year renewal options unless terminated by either party at least six months prior to the renewal period. We may cancel or reduce the level of services that Valero Energy provides us with 60 days prior written notice. The 2006 Services Agreement will terminate upon the change of control of either us or Valero L.P.
      A portion of our general and administrative costs is passed on to third parties, which jointly own certain pipelines and terminals with us. The net amount of general and administrative costs allocated to partners of jointly owned pipelines totaled $0.5 million, $0.7 million and $0.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

New Omnibus Agreement
      On March 31, 2006, we entered into an amended and restated omnibus agreement (the New Omnibus Agreement) with Valero Energy, Valero GP, LLC, Riverwalk Logistics, L.P., and Valero Logistics. The New Omnibus Agreement supersedes the Omnibus Agreement among the parties dated effective April 16, 2001. The New Omnibus Agreement governs potential competition between Valero Energy and the Partnership. Under the New Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy owns 20% or more of us or our general partner, not to engage in the business of

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminalling assets in the United States. This restriction does not apply to:

•	any business retained by Ultramar Diamond Shamrock Corporation (UDS) as of April 16, 2001, the closing of our initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

•	any business with a fair market value of less than $10 million;

•	any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided we have been offered and declined the opportunity to purchase the business; and

•	any newly constructed pipeline, terminalling or storage assets that we have not offered to purchase at fair market value within one year of construction.
      Also under the New Omnibus Agreement, Valero Energy has agreed to indemnify us for environmental liabilities related to the assets transferred to us in connection with our initial public offering, provided that such liabilities arose prior to and are discovered within ten years after that date (excluding liabilities resulting from a change in law after April 16, 2001).

Pipelines and Terminals Usage Agreement — McKee, Three Rivers and Ardmore
      Under the terms of the Pipeline and Terminals Usage Agreement dated April 16, 2001, we provide transportation services that support Valero Energy’s refining and marketing operations relating to the McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008:

•	to transport in our crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

•	to transport in our refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

•	to use our refined product terminals for terminalling services for at least 50% of all refined products shipped from the McKee, Three Rivers and Ardmore refineries.
      If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use our pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels, Valero Energy’s obligation to us will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect.
      In the event Valero Energy does not transport in our pipelines or use our terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. For the year ended December 31, 2005, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has agreed not to challenge, or cause others to challenge, our interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Crude Oil Storage Tank Agreements
      In conjunction with the acquisition of the Crude Oil Storage Tanks in March 2003, we entered into the following agreements with Valero Energy:

•	Handling and Throughput Agreement, dated March 2003, pursuant to which Valero Energy agreed to pay us a fee for 100% of crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery and to use our logistic assets for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The initial term of the handling and throughput agreement is ten years, which may be extended by Valero Energy for up to an additional five years.

•	Services and Secondment Agreements, dated March 2003, pursuant to which Valero Energy agreed to provide personnel to us who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for those services is an aggregate $3.5 million. The initial term of the services and secondment agreements is ten years which we have the option to extend for an additional five years. In addition to the fees we have agreed to pay Valero Energy under the services and secondment agreements, we are responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the services and secondment agreements. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

•	Lease and Access Agreements, dated March 2003, pursuant to which Valero Energy leases to us the land on which the crude oil storage tanks are located for an aggregate amount of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. We may terminate any of these leases upon 30 days notice after the initial term or at the end of a renewal period. In addition, we may terminate any of these leases upon 180 days notice prior to the expiration of the current term if we cease to operate the crude oil storage tanks or cease business operations.

South Texas Pipelines and Terminals Agreements
      In conjunction with the acquisition of the South Texas Pipelines and Terminals in March 2003, we entered into the following agreements with Valero Energy:

•	Terminalling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminalling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

•	Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years:

•	to transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries’ gasoline and distillate production but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

•	to transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	to use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

•	to use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

•	to use the San Antonio East terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.
      In the event Valero Energy does not transport in our pipelines or use our terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. Valero Energy’s obligation to transport 90% of the Three Rivers refinery raffinate production in the Pettus to Corpus Christi refined product pipeline was suspended in the fourth quarter of 2005 due to the temporary idling of the pipeline in the fourth quarter of 2005.

Hydrogen Tolling Agreement
      A hydrogen tolling agreement, which provides that Valero Energy will pay us minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group’s chemical facility in Clear Lake, Texas to Valero Energy’s Texas City refinery.

Pittsburg Asphalt Terminal Throughput Agreement
      A terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay us a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse us for utility costs.

Royal Trading Throughput Agreement
      In conjunction with the Royal Trading acquisition, we entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the combined McKee and Ardmore refineries’ asphalt production.

Corpus Christi North Beach Storage Facility Lease
      We entered into a one-year shell barrel capacity lease agreement with Valero Energy on January 1, 2004 for the 1.6 million barrels of capacity at our Corpus Christi North Beach storage facility. This lease automatically renews for additional one-year terms unless either party terminates it with a 90-day written notice. The use of this storage facility was previously included as part of the crude oil pipeline tariff for our Corpus Christi to Three Rivers crude oil pipeline.

Office Rental Agreement
      On January 26, 2006, the board of directors of Valero GP, LLC approved the terms of an Office Rental Agreement (the Rental Agreement) between Valero Logistics and Valero Corporate Services Company, a wholly owned subsidiary of Valero Energy, whereby Valero Logistics agreed to lease approximately 65,000 square feet of office space at an annual cost of approximately $1.6 million per year. Base rent is fixed for the first five years of the lease term and will be adjusted thereafter based on changes to the Consumer Price Index as well as local rental market factors. Rental payments will commence upon completion of a new office facility presently

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
being constructed by Valero Energy. The completion of this facility is expected to be in the second half of 2007. In the event of a change of control of Valero L.P. or certain of its affiliates, Valero Corporate Services Company may declare a default by Valero Logistics and may evict Valero Logistics with six months’ notice.

Other Agreements
      We have other minor storage and throughput contracts with Valero Energy resulting from the Kaneb Acquisition.

15.	EMPLOYEE BENEFIT PLANS
      We have no employees. We rely on employees of Valero Energy and its affiliates to provide the necessary services to conduct our operations. Those employees are included in the various employee benefit plans of Valero Energy and its affiliates. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, bonus plans, long-term incentive plans (i.e. unit options and restricted common units) and other such benefits.
      Our share of allocated Valero Energy employee benefit plan expenses, excluding the compensation expense related to the contractual rights to receive common units, restricted units and unit options, was $4.8 million, $11.2 million and $20.4 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $2.9 million and $7.8 million for the three months ended March 31, 2005 and 2006, respectively. These employee benefit plan expenses are included in operating expenses and general and administrative expenses.

Long-Term Incentive Plans
      Valero GP, LLC adopted the 2000 Long-Term Incentive Plan (the LTIP) under which Valero GP, LLC may award up to 250,000 common units to certain key employees of Valero Energy’s affiliates providing services to us and to directors and officers of Valero GP, LLC. Awards under the LTIP can include unit options, restricted units, performance awards, distribution equivalent rights (DERs) and contractual rights to receive common units. As of December 31, 2005, a total of 38,772 common units remained available to be awarded under the LTIP.
      In June 2003, Valero GP, LLC adopted the 2003 Employee Unit Incentive Plan (the UIP) under which Valero GP, LLC may award up to 500,000 common units to employees of Valero GP, LLC or its affiliates, excluding officers and directors of Valero GP, LLC and its affiliates. Awards under the UIP can include unit options, restricted units and distribution equivalent rights (DERs). As of December 31, 2005, a total of 287,730 common units remained available to be awarded under the UIP.
      In addition, Valero GP, LLC adopted the 2002 Unit Option Plan (the UOP) under which Valero GP, LLC may award up to 200,000 unit options to officers and directors of Valero GP, LLC or its affiliates, of which substantially all of the unit options have been awarded as of December 31, 2005.
      Our share of compensation expense related to the contractual rights to receive common units, restricted units and unit options issued under the LTIP, the UIP and the UOP was $0.9 million, $0.7 million and $1.5 million, respectively, for the years ended December 31, 2003, 2004 and 2005 and such amounts have been included in general and administrative expenses in the consolidated statements of income for those years.

16.	PARTNERS’ EQUITY, ALLOCATIONS OF NET INCOME AND CASH DISTRIBUTIONS

Partners’ Equity
      We issued 23,768,355 of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP. In order to maintain a 2% general partner interest, Riverwalk Logistics, L.P.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
contributed $29.2 million to us. As of December 31, 2005, Valero Energy and its affiliates owned 23.4% of our outstanding partners’ equity, including the 2% general partner interest.
      As of December 31, 2005, our outstanding partners’ equity as of December 31, 2005 includes 37,210,427 common units (622,772 of which are held by affiliates of Valero Energy), 9,599,322 subordinated units held by UDS Logistics, LLC and a 2% general partner interest held by Riverwalk Logistics, L.P. UDS Logistics, LLC is a wholly owned subsidiary of Valero Energy and the limited partner of Riverwalk Logistics, L.P.

March 2003 Common Unit Offering
      On March 18, 2003, we consummated a public offering of common units, selling 5,750,000 common units to the public at $36.75 per unit, before underwriters’ discount of $1.56 per unit. Net proceeds were $202.3 million, or $35.19 per unit, before offering expenses of $2.0 million. In order to maintain a 2% general partner interest, Riverwalk Logistics, L.P. contributed $4.3 million to us. The net proceeds of the common unit offering and the general partner contribution were primarily used to fund the acquisition of the Crude Oil Storage Tanks (See Note 3. Acquisitions).
      On April 16, 2003, we closed on the exercise of a portion of the underwriters’ over-allotment option, by selling 581,000 common units at $35.19 per unit. Net proceeds from this sale were $20.4 million and Riverwalk Logistics, L.P. contributed $0.5 million to maintain its 2% general partner interest. The common unit proceeds and general partner contribution were used to pay down the then outstanding balance on the revolving credit facility.

Redemption of Common Units and Amendment to Partnership Agreement
      On March 18, 2003, subsequent to the common unit offering and private placement of 6.05% senior notes discussed above, we redeemed from UDS Logistics, LLC 3,809,750 common units at a total cost of $134.1 million, or $35.19 per unit. In order to maintain a 2% general partner interest, we redeemed a portion of Riverwalk Logistics, L.P.’s general partner interest at a total cost of $2.9 million. In addition to the redemption transaction, we amended our partnership agreement to reduce the vote required to remove the general partner from 66 2/3 % to 58% of our outstanding units and to exclude from participating in such a vote the common and subordinated units held by affiliates of the general partner.

August 2003 Common Unit Offering
      On August 11, 2003, we consummated a public offering of common units, selling 1,236,250 common units, which included 161,250 common units related to the underwriter’s over-allotment option, to the public at $41.15 per unit, before underwriter’s discount of $1.85 per unit. Net proceeds were $48.6 million, or $39.30 per unit, before offering expenses of $0.3 million. In order to maintain its 2% general partner interest, Riverwalk Logistics, L.P. contributed $1.0 million to the Partnership. The net proceeds of the common unit offering and the general partner contribution were primarily used to fund the acquisitions of the Southlake refined product pipeline and the Paulsboro refined product terminal (See Note 3. Acquisitions).
      Effective March 11, 2004, our partnership agreement was amended to reduce the percentage of the vote required to remove our general partner from 58% to a simple majority (excluding any vote by the general partner and its affiliates).

Allocations of Net Income
      Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and the general partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to the general partner.

Cash Distributions
      We make quarterly distributions of 100% of our available cash, generally defined as cash receipts less cash disbursements and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end.
      The general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution

Quarterly Distribution Amount per Unit	Unitholders	General Partner

Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%
      Effective March 11, 2004, our partnership agreement was amended to lower the general partner’s incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.90 per unit. The general partner will continue to receive a 2% distribution with respect to its general partner interest.
      The following table reflects the allocation of total cash distributions to the general and limited partners applicable to the period in which the distributions were earned (in thousands, except per unit data):

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

General partner interest	$1,404	$1,595	$2,589	$399	$916
General partner incentive distribution	2,620	4,449	8,711	1,112	3,480

Total general partner distribution	4,024	6,044	11,300	1,511	4,396
Limited partners’ distribution	66,179	73,733	118,178	18,433	41,427

Total cash distributions	$70,203	$79,777	$129,478	$19,944	$45,823

Cash distributions per unit applicable to limited partners	$2.950	$3.200	$3.365	$0.800	$0.885

      On January 27, 2006, we declared a quarterly distribution of $0.855 per unit, which was paid on February 14, 2006 to unitholders of record on February 7, 2006. This distribution related to the fourth quarter of 2005 totaled $44.0 million, of which $3.9 million represented the general partner’s share of such distribution. The general partner’s distribution included a $3.0 million incentive distribution. On April 18, 2006, we declared a quarterly cash distribution of $0.885 per unit to be paid on May 12, 2006 to unitholders of record on May 5, 2006, which totaled $45.8 million.

Subordinated Units
      We satisfied all the conditions included in our partnership agreement for the subordination period to end. Accordingly, the subordination period ended on April 1, 2006 and all 9,599,322 subordinated units automatically converted into common units on a one-for-one basis on May 8, 2006, the first business day after the

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
record date for the distribution related to the first quarter of 2006. Riverwalk Holdings, LLC held the 9,599,322 subordinated units at time of conversion.

17.	INCOME TAXES
      Components of income tax expense related to certain of our operations conducted through separate taxable wholly owned corporate subsidiaries were as follows (in thousands):

Year Ended
December 31, 2005

Current:
U.S.	$—
Foreign	430

Total current	430

Deferred:
U.S.	892
Foreign	3,391

Total deferred	4,283

Total income tax expense	$4,713

      The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in thousands):

December 31, 2005

Deferred tax assets:
Net operating losses	$17,827
Environmental and legal reserves	14,509
Other	418
Valuation allowance	(6,106)

Deferred tax assets	26,648

Property and equipment	(40,224)

Net deferred tax liability	$(13,576)

      The U.S. corporate operations have net operating loss carryforwards for tax purposes totaling approximately $50.9 million, which are subject to various limitations on use and expire in years 2008 through 2025.
      As of December 31, 2005, we have recorded a valuation allowance, substantially all of which was recorded in conjunction with the allocation of the purchase price of the Kaneb Acquisition, due to uncertainties related to our ability to utilize some of our deferred income tax assets, primarily consisting of certain federal net operating loss carryforwards, before they expire. The valuation allowance is based on our estimates of taxable income in the various jurisdictions in which we operate and the period over which deferred income tax assets will be recoverable.
      The realization of net deferred income tax assets recorded as of December 31, 2005 is dependent upon our ability to generate future taxable income in the United States. We believe it is more likely than not that the deferred income tax assets, net of the valuation allowance, as of December 31, 2005 will be realized, based on expected future taxable income and potential tax planning strategies.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS No. 109, “Accounting for Income Taxes,” requires disclosure of the aggregate difference in the basis of our net assets for financial and tax reporting purposes. Our management does not believe that, in our circumstances, the aggregate difference would be meaningful information.

18.	SEGMENT INFORMATION
      Our operating segments consist of refined product pipelines, crude oil pipelines, refined product terminals and crude oil storage tanks. The operations acquired as a result of the Kaneb Acquisition principally involve transporting refined petroleum products and fertilizer as a common carrier, the storage of petroleum products, specialty chemicals, and other liquids, and delivery and sale of bunker fuel at St. Eustatius, Netherland Antilles and Point Tupper, Nova Scotia. The results of Kaneb’s transportation operations are included in our refined product pipelines segment. The results of Kaneb’s storage and bunker sales operations are included in our refined product terminals segment.
      These reportable segments are strategic business units that offer different services and performance is evaluated based on operating income, before general and administrative expenses. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal services include providing pipeline transportation services, terminalling services and crude oil storage handling services.
      Results of operations for the reportable segments were as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Revenues:
Refined product terminals	$31,269	$39,984	$411,332	$9,937	$196,148
Refined product pipelines	72,276	86,418	149,853	22,182	52,046
Crude oil pipelines	50,741	52,462	51,429	13,185	14,049
Crude oil storage tanks	27,164	41,928	46,943	11,331	11,761

Total revenues	$181,450	$220,792	$659,557	$56,635	$274,004

Depreciation and amortization:
Refined product terminals	$3,508	$6,471	$25,008
Refined product pipelines	12,380	14,715	27,778
Crude oil pipelines	5,379	4,499	4,612
Crude oil storage tanks	5,000	7,464	7,497

Total depreciation and amortization	$26,267	$33,149	$64,895

Operating income:
Refined product terminals	$12,314	$15,148	$61,911	$3,581	$27,045
Refined product pipelines	30,982	34,371	57,404	9,022	22,105
Crude oil pipelines	30,166	32,495	30,439	8,216	9,103
Crude oil storage tanks	17,112	27,331	30,493	7,399	6,274

Total segment operating income	90,574	109,345	180,247	28,218	64,527
General and administrative expenses	7,537	11,321	26,553	3,503	8,560

Total operating income	$83,037	$98,024	$153,694	$24,715	$55,967

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues by geographic area are shown in the table below (in thousands). The geographic area is based on the location of our customer.

	Year Ended December 31,

	2003	2004	2005

United States	$181,450	$220,792	$347,765
Netherlands Antilles	—	—	255,893
Canada	—	—	35,639
Other countries	—	—	20,260

Consolidated revenues	$181,450	$220,792	$659,557

      For the years ended December 31, 2003, 2004, and 2005, Valero Energy accounted for 98%, 99%, and 34% of our consolidated revenues, respectively. No other single customer accounted for more than 10% of our consolidated revenues.
      Revenues from Valero Energy by operating segment were as follows (in thousands):

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005(a)	2005	2006

Revenues:
Refined product terminals	$30,790	$39,306	$46,382	$9,790	$11,019
Refined product pipelines	69,910	83,912	89,731	21,035	24,356
Crude oil pipelines	50,741	52,462	51,429	13,185	13,535
Crude oil storage tanks	27,164	41,928	46,943	11,331	11,761

Total revenues	$178,605	$217,608	$234,485	$55,341	$60,671

(a)	The amounts reflected in the table include revenues of $1,867 which are included in income from discontinued operations in the consolidated statement of income.
      Long-lived assets include property, plant and equipment, intangible assets subject to amortization and certain long-lived assets included in “deferred charges and other assets, net.” Geographic information by country for long-lived assets consisted of the following (in thousands):

	December 31,

	2004	2005

United States	$800,491	$1,904,154
Netherlands Antilles	—	210,756
Canada	—	83,916
Other countries	12,322	105,168

Consolidated long-lived assets	$812,813	$2,303,994

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Total assets by reportable segment were as follows (in thousands):

	December 31,
			March 31,
	2004	2005	2006

Refined product terminals(a)	$145,966	$1,701,782	$1,587,257
Refined product pipelines	347,008	1,286,571	1,293,179
Crude oil pipelines	127,668	123,698	123,320
Crude oil storage tanks	209,919	204,580	202,991

Total segment assets	830,561	3,316,631	3,206,747
Other partnership assets (including current assets and other noncurrent assets)	26,946	50,361	116,433

Total consolidated assets	$857,507	$3,366,992	$3,323,180

(a)	Total assets of the refined product terminals segment include the assets of the Australia and New Zealand Subsidiaries. We sold these subsidiaries for approximately $65.0 million, plus working capital adjustments.
      Changes in the carrying amount of goodwill were as follows (in thousands):

	Refined Product	Refined Product	Crude Oil
	Terminals	Pipelines	Pipelines	Total

Balance as of December 31, 2004	$—	$519	$4,196	$4,715
Kaneb Acquisition	569,745	193,127	—	762,872

Balance as of December 31, 2005	$569,745	$193,646	$4,196	$767,587

      Capital expenditures, including acquisitions, by reportable segment were as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Refined product terminals	$62,927	$41,148	$761,099
Refined product pipelines	176,956	12,009	748,392
Crude oil pipelines	2,656	3,275	561
Crude oil storage tanks	200,198	1,056	1,860
Other partnership assets	—	—	2,781

Total capital expenditures	$442,737	$57,488	$1,514,693

19.	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
      We have no operations and our assets consist mainly of our investments in Valero Logistics, KSL and KPP. KPP is the majority owner of KPOP. Valero Logistics and KPOP are 100% indirectly owned by us. Valero Logistics and KPOP own and operate pipelines, terminals and storage tanks and are issuers of publicly traded senior notes. The senior notes issued by Valero Logistics were and continue to be fully and unconditionally guaranteed by us. In connection with the Kaneb Acquisition, effective July 1, 2005, we fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other. All guarantors are jointly and severally liable for performance under the terms of the guarantees.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As a result, the following condensed consolidating financial statements are being presented for the current year as an alternative to providing separate financial statements for Valero Logistics and KPOP. Condensed consolidating financial statements for the years ended December 31, 2003 and 2004 and for the three months ended March 31, 2005 are not presented as we did not own Kaneb.
Condensed Consolidating Balance Sheet
December 31, 2005
(Thousands of Dollars)

			Kaneb
			Pipe Line
		Valero Logistics	Operating	Non-
		Operations,	Partnership	Guarantor		Valero L.P.
	Valero L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Assets
Current assets	$44	$196,481	$622,669	$240,741	$(764,524)	$295,411
Property and equipment, net	—	783,945	694,374	681,894	—	2,160,213
Goodwill	—	4,715	193,127	569,745	—	767,587
Investment in wholly owned subsidiaries	2,403,969	16,920	603,474	1,273,313	(4,297,676)	—
Equity investments	—	15,087	—	58,899	—	73,986
Other noncurrent assets, net	228	8,677	771	60,119	—	69,795

Total assets	$2,404,241	$1,025,825	$2,114,415	$2,884,711	$(5,062,200)	$3,366,992

Liabilities and Partners’ Equity
Current liabilities	$502,194	$50,252	$40,341	$377,325	$(764,524)	$205,588
Long-term debt, less current portion	—	581,921	551,607	36,131	—	1,169,659
Deferred income taxes	—	—	—	13,576	—	13,576
Other long-term liabilities	—	4,821	2,124	70,445	—	77,390
Total partners’ equity	1,902,047	388,831	1,520,343	2,387,234	(4,297,676)	1,900,779

Total liabilities and partners’ equity	$2,404,241	$1,025,825	$2,114,415	$2,884,711	$(5,062,200)	$3,366,992

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Balance Sheet
March 31, 2006
(Thousands of Dollars)

			Kaneb
			Pipe Line
		Valero Logistics	Operating	Non-
		Operations,	Partnership	Guarantor		Valero L.P.
	Valero L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Assets
Current assets	$43	$165,827	$629,927	$131,330	$(675,898)	$251,229
Property and equipment, net	—	784,678	684,804	687,070	—	2,156,552
Goodwill	—	4,715	194,509	572,262	—	771,486
Investment in wholly owned subsidiaries	2,399,920	31,691	622,813	1,293,346	(4,347,770)	—
Equity investments	—	15,102	—	58,692	—	73,794
Other noncurrent assets, net	228	9,202	722	59,967	—	70,119

Total assets	$2,400,191	$1,011,215	$2,132,775	$2,802,667	$(5,023,668)	$3,323,180

Liabilities and Partners’ Equity
Current liabilities	$502,644	$36,687	$37,634	$243,674	$(675,898)	$144,741
Long-term debt, less current portion	—	601,039	550,154	36,469	—	1,187,662
Long-term payable to Valero Energy	—	—	—	5,851	—	5,851
Deferred income taxes	—	—	—	9,477	—	9,477
Other long-term liabilities	—	8,652	4,549	63,768	—	76,969
Total partners’ equity	1,897,547	364,837	1,540,438	2,443,428	(4,347,770)	1,898,480

Total liabilities and partners’ equity	$2,400,191	$1,011,215	$2,132,775	$2,802,667	$(5,023,668)	$3,323,180

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statements of Income
For the Year Ended December 31, 2005
(Thousands of Dollars)

			Kaneb
		Valero	Pipe Line
		Logistics	Operating	Non-
	Valero	Operations,	Partnership	Guarantor		Valero L.P.
	L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Revenues	$—	$234,444	$57,400	$368,495	$(782)	$659,557
Costs and expenses	2,752	133,297	44,152	326,444	(782)	505,863

Operating income	(2,752)	101,147	13,248	42,051	—	153,694
Equity earnings in subsidiaries	113,825	(192)	38,462	40,392	(192,487)	—
Equity earnings in joint venture	—	376	—	1,943	—	2,319
Interest and other expense, net	—	(27,870)	(13,488)	(2,267)	—	(43,625)

Income from continuing operations before income tax expense	111,073	73,461	38,222	82,119	(192,487)	112,388
Income tax expense	—	—	—	4,713	—	4,713

Income from continuing operations	111,073	73,461	38,222	77,406	(192,487)	107,675
Income from discontinued operations	—	—	2,163	1,235	—	3,398

Net income	$111,073	$73,461	$40,385	$78,641	$(192,487)	$111,073

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.
Condensed Consolidating Statements of Income
For the Three Months Ended March 31, 2006
(Thousands of Dollars)

			Kaneb
		Valero	Pipe Line
		Logistics	Operating	Non-
		Operations,	Partnership	Guarantor		Valero L.P.
	Valero L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Revenues	$—	$60,683	$27,200	$186,371	$(250)	$274,004
Costs and expenses	450	33,398	19,729	164,710	(250)	218,037

Operating income	(450)	27,285	7,471	21,661	—	55,967
Equity earnings	39,901	301	19,339	21,213	(79,548)	1,206
Interest and other expense, net	—	(7,630)	(7,014)	(821)	—	(15,465)

Income from continuing operations before income tax expense	39,451	19,956	19,796	42,053	(79,548)	41,708
Income tax expense	—	—	—	2,119	—	2,119

Income from continuing operations	39,451	19,956	19,796	39,934	(79,548)	39,589
Income from discontinued operations	—	—	298	(436)	—	(138)

Net income	$39,451	$19,956	$20,094	$39,498	$(79,548)	$39,451

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005
(Thousands of Dollars)

			Kaneb
		Valero	Pipe Line
		Logistics	Operating	Non-
		Operations,	Partnership	Guarantor		Valero L.P.
	Valero L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$111,073	$73,461	$40,385	$78,641	$(192,487)	$111,073
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	34,828	12,073	19,766	—	66,667
Equity income, net of distributions	13,964	192	(38,462)	(40,392)	64,698	—
Changes in operating assets and liabilities and other	4,274	12,523	3,645	(11,752)	—	8,690

Net cash provided by operating activities	129,311	121,004	17,641	46,263	(127,789)	186,430

Cash flows from investing activities:
Capital expenditures	—	(47,568)	(3,492)	(17,026)	—	(68,086)
Kaneb Acquisition	(522,456)	—	850	20,633	—	(500,973)
Proceeds from sale of assets	—	—	85,466	395,479	—	480,945
Other	—	(3,377)	—	(1,472)	3,963	(886)

Cash flows provided by (used in) investing activities	(522,456)	(50,945)	82,824	397,614	3,963	(89,000)
Cash flows from financing activities:
Distributions	(127,789)	(127,789)	—	—	127,789	(127,789)
Long-term borrowings	—	746,472	—	—	—	746,472
Long-term debt repayments	—	(548,010)	(123,668)	(63,386)	—	(735,064)
General partner contributions	29,197	—	—	—	—	29,197
Net intercompany borrowings (repayment)	491,737	(163,529)	23,317	(351,525)	—	—
Other	—	8,346	—	5,623	(3,963)	10,006

Cash flows provided by (used in) financing activities	393,145	(84,510)	(100,351)	(409,288)	123,826	(77,178)

Effect of foreign exchange rate changes on cash	—	—	—	(345)	—	(345)
Net increase in cash and cash equivalents	—	(14,451)	114	34,244	—	19,907
Cash and cash equivalents at the beginning of the period	10	16,041	—	96	—	16,147

Cash and cash equivalents at the end of the period	$10	$1,590	$114	$34,340	$—	$36,054

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidating Statement of Cash Flows
For the Three Months Ended March 31, 2006
(Thousands of Dollars)

			Kaneb
		Valero	Pipe Line
		Logistics	Operating	Non-
	Valero	Operations,	Partnership	Guarantor		Valero L.P.
	L.P.	L.P.	L.P.	Subsidiaries(a)	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$39,451	$19,956	$20,094	$39,498	$(79,548)	$39,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	8,938	6,045	9,206	—	24,189
Equity income, net of distributions	4,049	(286)	(19,339)	(20,017)	35,593	—
Changes in operating assets and liabilities and other	(2,521)	(10,292)	(7,156)	13,381	—	(6,588)

Net cash provided by (used in) operating activities	40,979	18,316	(356)	42,068	(43,955)	57,052

Cash flows from investing activities:
Capital expenditures	—	(9,516)	(611)	(5,465)	—	(15,592)
Other acquisition	—	(12,827)	—	—	—	(12,827)
Proceeds from sale of assets	—	—	—	68,628	—	68,628
Other	(77)	(1,654)	4,211	(4,413)	1,659	(274)

Cash flows provided by (used in) investing activities	(77)	(23,997)	3,600	58,750	1,659	39,935

Cash flows from financing activities:
Distributions	(43,950)	(43,950)	—	(5)	43,955	(43,950)
Long-term borrowings	—	34,000	—	—	—	34,000
Long-term debt repayments	—	(11,480)	—	—	—	(11,480)
Net intercompany borrowings (repayments)	3,048	91,657	(3,031)	(91,674)	—	—
Other	—	(3,060)	(221)	667	(1,659)	(4,273)

Cash flows provided by (used in) financing activities	(40,902)	67,167	(3,252)	(91,012)	42,296	(25,703)

Effect of foreign exchange rate changes on cash	—	—	—	(1,905)	—	(1,905)
Net increase in cash and cash equivalents	—	61,486	(8)	7,901	—	69,379
Cash and cash equivalents at the beginning of the period	10	1,590	114	34,340	—	36,054

Cash and cash equivalents at the end of the period	$10	$63,076	$106	$42,241	$—	$105,433

(a)	Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

VALERO L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter(b)	Quarter	Total

	(Thousands of dollars, except per unit data)
2004:
Revenues	$52,324	$55,707	$58,075	$54,686	$220,792
Operating income	24,543	24,600	24,448	24,433	98,024
Net income	19,970	19,706	19,387	19,355	78,418
Net income per unit applicable to limited partners	0.80	0.79	0.78	0.78	3.15
Cash distributions per unit applicable to limited partners	$0.800	$0.800	$0.800	$0.800	$3.200
2005(a):
Revenues	$56,635	$58,306	$258,385	$286,231	$659,557
Operating income	24,715	24,309	56,007	48,663	153,694
Net income	19,264	18,852	45,167	27,790	111,073
Net income per unit applicable to limited partners	0.77	0.74	0.88	0.52	2.86
Cash distributions per unit applicable to limited partners	$0.800	$0.855	$0.855	$0.855	$3.365

(a)	The significant increase in revenues, operating income and net income beginning in the third quarter of 2005 is due primarily to the Kaneb Acquisition as discussed in Note 3. Acquisitions.

(b)	On December 13, 2005, we entered into a definitive agreement to sell the Australia and New Zealand Subsidiaries. As such, revenues and operating income differ from the reported amounts disclosed in the Form 10-Q for the period ended September 30, 2005 as the results of operations for the Australia and New Zealand Subsidiaries have been reclassified as income from discontinued operations. Revenue and operating income reported in the Form 10-Q were $263.5 million and $56.7 million, respectively, for the three months ended September 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Kaneb Services LLC:
      We have audited the accompanying consolidated balance sheets of Kaneb Services LLC and its subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States)(the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
      As described in Note 2, the Company adopted Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” in 2003.
      We have also audited, in accordance with the standards of the PCAOB, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Controls — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Dallas, Texas
March 11, 2005

KANEB SERVICES LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands — except per share amounts)

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(unaudited)
Revenues:
Services	$288,669	$354,591	$379,155	$184,756	$201,405
Products	381,159	511,200	676,093	302,625	424,816

Total revenues	669,828	865,791	1,055,248	487,381	626,221

Costs and expenses:
Cost of products sold	367,870	486,310	647,733	289,795	405,165
Operating costs	132,269	169,380	177,829	86,795	104,731
Depreciation and amortization	39,471	53,195	56,676	27,645	29,501
Gain on sale of assets	(609)	—	—	—	—
General and administrative	24,468	28,402	36,231	13,697	40,897
Provision for loss contingencies	—	—	—	—	42,000

Total costs and expenses	563,469	737,287	918,469	417,932	622,294

Operating income	106,359	128,504	136,779	69,449	3,927
Interest and other income	3,664	365	336	93	313
Interest expense	(29,171)	(39,576)	(43,579)	(21,349)	(23,984)
Loss on debt extinguishment	(3,282)	—	—	—	—

Income (loss) before gain on issuance of units by KPP, income taxes, interest of outside non-controlling partners in KPP’s net (income) loss and cumulative effect of change in accounting principle	77,570	89,293	93,536	48,193	(19,744)
Gain on issuance of units by KPP	24,882	10,898	—	—	—
Income tax benefit (expense)	(2,585)	(4,887)	(3,251)	(1,769)	12,778
Interest of outside non-controlling partners in KPP’s net (income) loss	(52,639)	(61,908)	(65,933)	(33,034)	2,158

Income (loss) before cumulative effect of change in accounting principle	47,228	33,396	24,352	13,390	(4,808)
Cumulative effect of change in accounting principle — adoption of new accounting standard for asset retirement obligations	—	(313)	—	—	—

Net income (loss)	$47,228	$33,083	$24,352	$13,390	$(4,808)

Earnings (loss) per share:
Basic:
Before cumulative effect of change in accounting principle	$4.13	$2.89	$2.07	$1.15	$(.41)
Cumulative effect of change in accounting principle	—	(.03)	—	—	—

	$4.13	$2.86	$2.07	$1.15	$(.41)

Diluted:
Before cumulative effect of change in accounting principle	$4.02	$2.84	$2.03	$1.12	$(.41)
Cumulative effect of change in accounting principle	—	(.03)	—	—	—

	$4.02	$2.81	$2.03	$1.12	$(.41)

See notes to consolidated financial statements

KANEB SERVICES LLC
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
			June 30,
	2003	2004	2005

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$43,457	$38,415	$17,291
Accounts receivable (net of allowance for doubtful accounts of $3,777 in 2003, $2,255 in 2004 and $2,264 in 2005)	60,684	85,976	88,090
Inventories	18,637	25,448	26,318
Prepaid expenses and other	9,650	12,614	20,559

Total current assets	132,428	162,453	152,258

Property and equipment	1,360,523	1,451,176	1,468,873
Less accumulated depreciation	247,503	302,564	329,352

Net property and equipment	1,113,020	1,148,612	1,139,521

Investment in affiliates	25,456	25,939	26,828
Excess of cost over fair value of net assets of acquired businesses and other assets	20,663	19,884	18,313

Total Assets	$1,291,567	$1,356,888	$1,336,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$195,984
Accounts payable	36,916	54,280	45,145
Accrued expenses	39,307	38,142	40,156
Accrued interest payable	9,303	9,374	8,928
Accrued distributions payable to shareholders	5,567	5,801	—
Accrued distributions payable to outside non-controlling partners in KPP’s net income	19,507	19,863	—
Deferred terminalling fees	7,061	8,851	—

Total current liabilities	117,661	136,311	290,213

Long-term debt	636,308	688,985	528,723
Other liabilities and deferred taxes	52,242	53,520	76,086
Interest of outside non-controlling partners in KPP	407,635	397,717	373,333
Commitments and contingencies
Shareholders’ equity:
Shareholders’ investment	75,291	77,136	65,924
Accumulated other comprehensive income	2,430	3,219	2,641

Total shareholders’ equity	77,721	80,355	68,565

Total liabilities and shareholders equity	$1,291,567	$1,356,888	$1,336,920

See notes to consolidated financial statements

KANEB SERVICES LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

				(unaudited)
Operating activities:
Net income (loss)	$47,228	$33,083	$24,352	$13,390	$(4,808)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	39,471	53,195	56,676	27,645	29,501
Provision for loss contingencies	—	—	—	—	42,000
Equity in earnings of affiliates, net of distributions	(3,164)	148	(483)	(497)	(889)
Interest of outside non-controlling partners in KPP’s net income	52,639	61,908	65,933	33,034	(2,158)
Gain on issuance of units by KPP	(24,882)	(10,898)	—	—	—
Gain on sale of assets	(609)	—	—	—	—
Deferred income taxes	3,105	1,683	(671)	(230)	(14,449)
Cumulative effect of change in accounting principle	—	313	—	—	—
Other	(559)	1,468	(1,191)	(792)	1,334
Changes in working capital components:
Accounts receivable	(16,403)	1,151	(25,292)	(14,107)	(2,114)
Inventories, prepaid expenses and other	(7,643)	(4,766)	(9,775)	(8,780)	(7,620)
Accounts payable and accrued expenses	(165)	7,639	17,135	15,270	(18,979)

Net cash provided by operating activities	89,018	144,924	126,684	64,933	21,818

Investing activities:
Acquisitions, net of cash acquired	(468,477)	(1,644)	(41,853)	(12,478)	(10,034)
Capital expenditures	(31,101)	(44,747)	(42,214)	(17,340)	(22,030)
Proceeds from sale of assets	1,107	—	—	—	—
Other, net	361	(1,388)	2,684	(722)	784

Net cash used in investing activities	(498,110)	(47,779)	(81,383)	(30,540)	(31,280)

Financing activities:
Issuance of debt	756,087	291,377	52,001	17,923	39,690
Payments of debt	(427,493)	(388,051)	(2,500)	(2,000)	—
Distributions to shareholders	(18,351)	(20,473)	(22,860)	(11,134)	(11,724)
Distributions to outside non-controlling partners in KPP	(52,827)	(73,004)	(78,732)	(39,014)	(39,727)
Changes in long-term payables and other liabilities	(10,026)	—	—	—	—
Net proceeds from issuance of units by KPP	175,527	109,056	—	—	—
Other	648	164	111	87	99

Net cash provided by (used in) financing activities	423,565	(80,931)	(51,980)	(34,138)	(11,662)

Effect of exchange rate changes on cash	—	2,766	1,637	—	—

Increase (decrease) in cash and cash equivalents	14,473	18,980	(5,042)	255	(21,124)
Cash and cash equivalents at beginning of period	10,004	24,477	43,457	43,457	38,415

Cash and cash equivalents at end of period	$24,477	$43,457	$38,415	$43,712	$17,291

Supplemental cash flow information — cash paid for interest	$27,070	$35,712	$42,122	$20,899	$22,705

See notes to consolidated financial statements

KANEB SERVICES LLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)

		Accumulated
		Other
	Shareholders’	Comprehensive		Comprehensive
	Investment	Income	Total	Income

Balance at January 1, 2002	$34,428	$(496)	$33,932
Net income for the year	47,228	—	47,228	$47,228
Distributions declared	(18,954)	—	(18,954)	—
Issuance of common shares and other	648	—	648	—
Foreign currency translation adjustment	—	800	800	800

Comprehensive income for the year				$48,028

Balance at December 31, 2002	63,350	304	63,654
Net income for the year	33,083	—	33,083	$33,083
Distributions declared	(21,306)	—	(21,306)	—
Issuance of common shares and other	164	—	164	—
Foreign currency translation adjustment	—	2,457	2,457	2,457
Interest rate hedging transaction	—	(331)	(331)	(331)

Comprehensive income for the year				$35,209

Balance at December 31, 2003	75,291	2,430	77,721
Net income for the year	24,352	—	24,352	$24,352
Distributions declared	(23,094)	—	(23,094)	—
Issuance of common shares and other	587	—	587	—
Foreign currency translation adjustment	—	753	753	753
Interest rate hedging transaction	—	36	36	36

Comprehensive income for the year				$25,141

Balance at December 31, 2004	77,136	3,219	80,355
Net loss for the six months	(4,808)	—	(4,808)	$(4,808)
Distributions declared	(5,923)	—	(5,923)	—
Foreign currency translation adjustment	—	(596)	(596)	(596)
Interest rate hedging transaction	—	18	18	18
Other	(481)	—	(481)	—

Comprehensive loss for the six months (unaudited)				$(5,386)

Balance at June 30, 2005 (unaudited)	$65,924	$2,641	$68,565

See notes to consolidated financial statements

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	COMPANY ORGANIZATION

General
      On November 27, 2000, the Board of Directors of Kaneb Services, Inc. authorized the distribution of its pipeline, terminalling and product marketing businesses (the “Distribution”) to its stockholders in the form of a new limited liability company, Kaneb Services LLC (the “Company”). On June 29, 2001, the Distribution was completed, with each stockholder of Kaneb Services, Inc. receiving one common share of the Company for each three shares of Kaneb Services, Inc.’s common stock held on June 20, 2001, the record date for the Distribution, resulting in the distribution of 10.85 million shares of the Company. On August 7, 2001, the stockholders of Kaneb Services, Inc. approved an amendment to its certificate of incorporation to change its name to Xanser Corporation (“Xanser”).
      In September 1989, Kaneb Pipe Line Company LLC (“KPL”), now a wholly owned subsidiary of the Company, formed Kaneb Pipe Line Partners, L.P. (“KPP”) to own and operate its refined petroleum products pipeline business. KPL manages and controls the operations of KPP through its general partner interests and a 18% limited partnership interest. KPP operates through Kaneb Pipe Line Operating Partnership, L.P. (“KPOP”), a limited partnership in which KPP holds a 99% interest as limited partner. KPL owns a 1% interest as general partner of KPP and a 1% interest as general partner of KPOP.
      KPL owns a petroleum product marketing business which provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions of the United States. KPP’s product sales business delivers bunker fuels to ships in the Caribbean and Nova Scotia, Canada, and sells bulk petroleum products to various commercial customers at those locations. In the bunkering business, KPP competes with ports offering bunker fuels along the route of the vessel. Vessel owners or charterers are charged berthing and other fees for associated services such as pilotage, tug assistance, line handling, launch service and emergency response services.

Valero L.P. Merger Agreement
      On October 31, 2004, Valero L.P. agreed to acquire by merger (the “KSL Merger”) all of the outstanding common shares of the Company for cash. Under the terms of that agreement, Valero L.P. is offering to purchase all of the outstanding shares of the Company at $43.31 per share.
      In a separate definitive agreement, on October 31, 2004, Valero L.P. and KPP agreed to merge (the “KPP Merger”). Under the terms of that agreement, each holder of units of limited partnership interests in KPP will receive a number of Valero L.P. common units based on an exchange ratio that fluctuates within a fixed range to provide $61.50 in value of Valero L.P. units for each unit of KPP. The actual exchange ratio will be determined at the time of the closing of the proposed merger and is subject to a fixed value collar of plus or minus five percent of Valero L.P.’s per unit price of $57.25 as of October 7, 2004. Should Valero L.P.’s per unit price fall below $54.39 per unit, the exchange ratio will remain fixed at 1.1307 Valero L.P. units for each unit of KPP. Likewise, should Valero L.P.’s per unit price exceed $60.11 per unit, the exchange ratio will remain fixed at 1.0231 Valero L.P. units for each unit of KPP.
      The completion of the KSL Merger is subject to the customary regulatory approvals including those under the Hart-Scott-Rodino Antitrust Improvements Act. The completion of the KSL Merger is also subject to completion of the KPP Merger. All required shareholder and unitholder approvals have been obtained. Upon completion of the mergers, the general partner of the combined partnership will be owned by affiliates of Valero Energy Corporation and the Company and KPP will become wholly owned subsidiaries of Valero L.P.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      The consolidated financial statements reflect the results of operations of the Company, its wholly owned subsidiaries and KPP. The Company controls the operations of KPP through its 2% general partner interest and

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
18% limited partner interest in KPP as of June 30, 2005. All significant intercompany transactions and balances have been eliminated.
      All information as of June 30, 2005 and for the six-month periods ended June 30, 2004 and 2005 is unaudited. The unaudited condensed consolidated financial statements of the Company for the six-month periods ended June 30, 2004 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the accompanying interim consolidated financial statements contain all of the adjustments, consisting of normal recurring accruals, necessary to present fairly the consolidated financial position of the Company and its consolidated subsidiaries at June 30, 2005, and the consolidated results of their operations and cash flows for the six-months ended June 30, 2004 and 2005.
      The following significant accounting policies are followed by the Company in the preparation of the consolidated financial statements.

Cash and Cash Equivalents
      The Company’s policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalents.

Inventories
      Inventories consist primarily of petroleum products purchased for resale in the product marketing business and are valued at the lower of cost or market. Cost is determined by using the weighted-average cost method.

Property and Equipment
      Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets, as discussed in Note 5. The rates used for pipeline and certain storage facilities, which are subject to regulation, are the same as those which have been promulgated by the Federal Energy Regulatory Commission. Upon disposal of assets depreciated on an individual basis, the gains and losses are included in current operating income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost, less salvage, is charged against accumulated depreciation.
      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements of the Company. Under SFAS No. 144, the carrying value of the Company’s property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists. To the extent impairment is indicated to exist, an impairment loss will be recognized by the Company based on fair value.

Revenue and Income Recognition
      The pipeline business provides pipeline transportation of refined petroleum products, liquified petroleum gases, and anhydrous ammonia fertilizer. Pipeline revenues are recognized as services are provided. KPP’s terminalling services business provides terminalling and other ancillary services. Storage fees are generally billed one month in advance and are reported as deferred income. Terminalling revenues are recognized in the month

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
services are provided. Revenues for the product marketing business are recognized when product is sold and title and risk pass to the customer.

Sales of Securities by Subsidiaries
      The Company recognizes gains and losses in the consolidated statements of income resulting from subsidiary sales of additional equity interest, including KPP limited partnership units, to unrelated parties.

Foreign Currency Translation
      The Company translates the balance sheet of KPP’s foreign subsidiaries using year-end exchange rates and translates income statement amounts using the average exchange rates in effect during the year. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive income (loss) in Shareholder’s Equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. The local currency is considered to be the functional currency, except in the Netherland Antilles and Canada, where the U.S. dollar is the functional currency.

Excess of Cost Over Fair Value of Net Assets of Acquired Businesses
      Effective January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which eliminates the amortization of goodwill (excess of cost over fair value of net assets of acquired businesses) and other intangible assets with indefinite lives. Under SFAS No. 142, intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. At December 31, 2004, the Company had no intangible assets subject to amortization under SFAS No. 142. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its fair value. Based on valuations and analysis performed by the Company at initial adoption date and at each annual evaluation date, including December 31, 2004, the Company determined that the implied fair value of its goodwill exceeded carrying value and, therefore, no impairment charge was necessary.

Environmental Matters
      KPP environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded by KPP when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP’s commitment to a formal plan of action.

Asset Retirement Obligations
      Effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations”, which establishes requirements for the removal-type costs associated with asset retirements. At the initial adoption date of SFAS No. 143, the Company recorded an asset retirement obligation of approximately $5.5 million and recognized a cumulative effect of change in accounting principle of $0.3 million, after interest of outside non-controlling partners in KPP’s net income, for its legal obligations to dismantle, dispose of, and

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
restore certain leased KPP pipeline and terminalling facilities, including petroleum and chemical storage tanks, terminalling facilities and barges. The Company did not record a retirement obligation for certain of KPP’s pipeline and terminalling assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation. At December 31, 2004, the Company had no assets which were legally restricted for purposes of settling asset retirement obligations. The effect of SFAS No. 143, assuming adoption on January 1, 2002, was not material to the results of operations of the Company for the years ended December 31, 2002, 2003 and 2004. In 2003 and 2004, accretion expense of $0.4 million and $0.2 million, respectively, was included in operating costs.

Comprehensive Income
      The Company follows the provisions of SFAS No. 130, “Reporting Comprehensive Income”, for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires additional disclosure and does not affect the Company’s financial position or results of operations.

Income Taxes
      Limited liability company operations are not subject to federal or state income taxes. However, certain KPP terminalling operations are conducted through separate taxable wholly owned corporate subsidiaries. The income before tax expense for these subsidiaries was $6.3 million, $18.9 million and $18.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. The income tax expense for KPP’s taxable subsidiaries for the years ended December 31, 2002, 2003, and 2004 was $4.1 million, $5.2 million and $3.3 million, respectively. KPP has recorded a net deferred tax liability of $20.6 million and $21.5 million at December 2003 and 2004, respectively, which is associated with these subsidiaries.
      On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of KPP, which was acquired with Statia on February 28, 2002 (see Note 5), to pay a 2% rate on taxable income, as defined therein, or a minimum payment of 500,000 Netherlands Antilles guilders ($0.3 million) per year. The agreement further provided that any amounts paid in order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income. The subsidiary is currently engaged in discussions with representatives appointed by the Island Territory of St. Eustatius regarding the renewal or modification of the agreement, but the ultimate outcome cannot be predicted at this time. The subsidiary has accrued amounts assuming a new agreement becomes effective, and continues to make payments, as required, under the previous agreement.

Cash Distributions
      Prior to the acquisition by Valero L.P., as discussed in Note 2, the Company made quarterly distributions of 100% of available cash, as defined in the limited liability agreement, to the common shareholders of record on the applicable record date, within 45 days after the end of each quarter. Available cash consisted generally of all the cash receipts of the Company, less all cash disbursements and reserves. Excess cash flow of the Company’s wholly owned product marketing operations was used to reduce working capital borrowings. Distributions of $1.65, $1.825 and $1.96 per share were declared and paid to shareholders with respect to the years ended December 31, 2002, 2003 and 2004, respectively.
      Due to the acquisition by Valero L.P., neither the Company nor KPP declared any distributions subsequent to June 30, 2005. Accordingly, the June 30, 2005 consolidated balance sheet of the Company does not reflect any amounts for accrued distributions payable. A cash distribution of $0.495 per share with respect to the fourth

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
quarter of 2004 was paid on February 14, 2005. A cash distribution of $0.495 per share with respect to the first quarter of 2005 was paid on May 13, 2005.

Earnings (Loss) Per Share
      Earnings (loss) per share has been calculated using basic and diluted weighted average shares outstanding for each of the periods presented. For the years ended December 31, 2002, 2003 and 2004, basic weighted average shares outstanding were 11,448,000, 11,554,000 and 11,746,000 and diluted weighted average shares outstanding were 11,755,000, 11,792,000 and 11,981,000, respectively. For the six-month periods ended June 30, 2004 and 2005, basic weighted average shares outstanding were 11,680,000 and 11,871,000 and diluted weighted average shares outstanding were 11,907,000 and 11,871,000, respectively.

Derivative Instruments
      The Company follows the provisions of SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities”, which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value. Changes in the value of derivative instruments, which are considered hedges, are offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. SFAS No. 133 requires that unrealized gains and losses on derivatives not qualifying for hedge accounting be recognized currently in earnings.
      On May 19, 2003, KPP issued $250 million of 5.875% senior unsecured notes due June 1, 2013 (see Note 7). In connection with the offering, on May 8, 2003, KPP entered into a treasury lock contract for the purpose of locking in the US Treasury interest rate component on $100 million of the debt. The treasury lock contract, which qualified as a cash flow hedging instrument under SFAS No. 133, was settled on May 19, 2003 with a cash payment by KPP of $1.8 million. The settlement cost of the contract, net of interest of outside non-controlling partners in KPP’s accumulated other comprehensive income, has been recorded as a component of accumulated other comprehensive income and is being amortized, as interest expense, over the life of the debt. For the year ended December 31, 2003 and 2004, $0.1 million and $0.2 million, respectively, of amortization is included in interest expense.
      In September of 2002, KPP entered into a treasury lock contract, maturing on November 4, 2002, for the purpose of locking in the U.S. Treasury interest rate component on $150 million of anticipated thirty-year public debt offerings. The treasury lock contract originally qualified as a cash flow hedging instrument under SFAS No. 133. In October of 2002, KPP, due to various market factors, elected to defer issuance of the public debt securities, effectively eliminating the cash flow hedging designation for the treasury lock contract. On October 29, 2002, the contract was settled resulting in a net realized gain of $3.0 million, before interest of outside non-controlling partners in KPP’s net income, which was recognized as a component of interest and other income.

Stock Option Plans
      In December of 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R), which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees”, and generally requires that such transactions be accounted for using a fair-value-based method. The Company is currently evaluating the provisions of SFAS No. 123R to determine which fair-value-based model and transitional provision to follow upon adoption.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The alternatives for transition include either the modified prospective or the modified retrospective methods. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock as the requisite service is rendered beginning with the first quarter of adoption. The modified retrospective method requires recording compensation expense for stock options and restricted stock beginning with the first period restated. Under the modified retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R will be effective for the Company beginning in the third quarter of 2005. The impact of adoption on the Company’s consolidated financial statements is still being evaluated.
      In accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company currently applies the provisions of APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123. The Company also applies the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure” as if the fair-value-based method had been applied in measuring compensation expense. The Black-Scholes option pricing model has been used to estimate the fair value of stock options issued and the assumptions in the calculations under such model include stock price variance or volatility ranging from 3.40% to 4.39%, based on weekly average variances of KPP’s units prior to the Distribution and the Company’s common shares after the Distribution for the ten year period preceding issuance, a risk-free rate of return ranging from 3.75% to 4.78%, based on the 30-year U.S. treasury bill rate for the ten-year expected life of the options, and an annual dividend yield ranging from 6.89% to 8.36%.
      The following illustrates the effect on net income and basic and diluted earnings per share if the fair value based method had been applied (in thousands, except per share data):

	Year Ended December 31,

	2002	2003	2004

Reported net income	$47,228	$33,083	$24,352
Share-based employee compensation expense determined under the fair value based method	(49)	(85)	(178)

Pro forma net income	$47,179	$32,998	$24,174

Earning per share:
Basic — as reported	$4.13	$2.86	$2.07

Basic — pro forma	$4.03	$2.86	$2.06

Diluted — as reported	$4.02	$2.81	$2.03

Diluted — pro forma	$3.92	$2.80	$2.02

Estimates
      The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements
      Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires that all restructurings initiated after December 31, 2002 be recorded when they are incurred and can be measured at fair value. The adoption of SFAS No. 146 had no effect on the consolidated financial statements of the Company.
      The Company has adopted the provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements of Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107, and a rescission of FASB Interpretation No. 34.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The application of this interpretation had no effect on the consolidated financial statements of the Company.
      In December 2003, the FASB issued Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities (FIN 46R), primarily to clarify the required accounting for interests in variable interest entities (VIEs). This standard replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, that was issued in January 2003 to address certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. For the Company, application of FIN 46R is required for interests in certain VIEs that are commonly referred to as special-purpose entities, or SPEs, as of December 31, 2003 and for interests in all other types of VIEs as of March 31, 2004. The application of FIN 46R has not and is not expected to have a material impact on the consolidated financial statements of the Company.
      The Company has adopted the provisions of SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities. The adoption of SFAS No. 149, which was effective for derivative contracts and hedging relationships entered into or modified after June 30, 2003, had no impact on the Company’s consolidated financial statements.
      On July 1, 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which requires certain financial instruments, which were previously accounted for as equity, to be classified as liabilities. The adoption of SFAS No. 150 had no effect on the consolidated financial statements of the Company.
      In March of 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities, even though the timing and/or method of settlement are conditional on a future event, if the amount can be reasonably estimated. FIN 47 must be adopted by the Company by the end of fiscal 2005. The impact of adoption of FIN 47 on the Company’s consolidated financial statements is still being evaluated.

3.	VALERO L.P. MERGER
      On July 1, 2005, Valero L.P. acquired all of the outstanding shares of the Company as well as all of the outstanding units of KPP. Consequently, the Company and KPP became wholly owned subsidiaries of Valero L.P.
      In connection with the acquisition by Valero L.P., the Company incurred certain costs directly related to the acquisition. For the six months ended June 30, 2005, approximately $23.0 million was included in general and administrative expenses related principally to settling certain outstanding stock awards and settling other employee compensation obligations, and legal fees associated with the acquisition. In addition, on June 30, 2005

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Company and KPP paid approximately $4.4 million in contractual change of control payments. Because these payments were contingent upon the closing of the Valero L.P. merger, these payments were included in prepaid expenses and other at June 30, 2005. To fund a portion of these expenses, the Company and KPP borrowed approximately $39.7 million in the second quarter of 2005.
      On July 1, 2005, Valero L.P. sold all of the outstanding equity interests of Martin Oil LLC, an indirect wholly owned subsidiary of KSL, to Valero Marketing and Supply Company, a wholly owned subsidiary of Valero Energy Corporation, for approximately $27 million.
      On July 1, 2005, Valero L.P. entered into a definitive agreement to sell certain of KPP’s assets to Pacific Energy Partners L.P. for approximately $455 million. These asset sales were required by the U.S. Federal Trade Commission as a condition to closing the merger.

4.	PUBLIC OFFERING OF UNITS BY KPP
      In March of 2003, KPP issued 3,122,500 limited partnership units in a public offering at $36.54 per unit, generating approximately $109.1 million in net proceeds. The proceeds were used to reduce bank borrowings (See Note 6). As a result of KPP issuing additional units to unrelated parties, the Company’s share of net assets of KPP increased by $10.9 million. Accordingly, the Company recognized a $10.9 million gain in 2003.
      In November of 2002, KPP issued 2,095,000 limited partnership units in a public offering at $33.36 per unit, generating approximately $66.7 million in net proceeds. The offering proceeds were used to reduce KPP bank borrowings for the November 2002 fertilizer pipeline acquisition (see Notes 4 and 6). As a result of KPP issuing additional units to unrelated parties, the Company’s share of net assets of KPP increased by $7.5 million. Accordingly, the Company recognized a $7.5 million gain in 2002.
      In May of 2002, KPP issued 1,565,000 limited partnership units in a public offering at a price of $39.60 per unit, generating approximately $59.1 million in net proceeds. A portion of the offering proceeds were used to fund KPP’s September 2002 acquisition of the Australia and New Zealand terminals (see Note 5). As a result of KPP issuing additional units to unrelated parties, the Company’s share of net assets of KPP increased by $8.8 million. Accordingly, the Company recognized an $8.8 million gain in 2002.
      In January of 2002, KPP issued 1,250,000 limited partnership units in a public offering at $41.65 per unit, generating approximately $49.7 million in net proceeds. The proceeds were used to reduce borrowings under KPP’s revolving credit agreement (see Note 7). As a result of KPP issuing additional units to unrelated parties, the Company’s share of net assets of KPP increased by $8.6 million. Accordingly, the Company recognized an $8.6 million gain in 2002.
5.     ACQUISITIONS
      On December 24, 2002, KPP acquired a 400-mile petroleum products pipeline and four terminals in North Dakota and Minnesota from Tesoro Refining and Marketing Company for approximately $100 million in cash, subject to normal post-closing adjustments. The acquisition was initially funded with KPP bank debt (see Note 7). The results of operations and cash flows of the acquired business are included in the consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.
      On November 1, 2002, KPP acquired an approximately 2,000-mile anhydrous ammonia pipeline system from Koch Pipeline Company, L.P. for approximately $139 million in cash. This fertilizer pipeline system originates in southern Louisiana, proceeds north through Arkansas and Missouri, and then branches east into Illinois and Indiana and north and west into Iowa and Nebraska. The acquisition was initially funded with KPP bank debt (see Note 7). The results of operations and cash flows of the acquired business are included in the

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.
      On September 18, 2002, KPP acquired eight bulk liquid storage terminals in Australia and New Zealand from Burns Philp & Co. Ltd. for approximately $47 million in cash. The results of operations and cash flows of the acquired business are included in the consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.
      On February 28, 2002, KPP acquired all of the liquids terminalling subsidiaries of Statia Terminals Group NV (“Statia”) for approximately $178 million in cash (net of acquired cash). The acquired Statia subsidiaries had approximately $107 million in outstanding debt, including $101 million of 11.75% notes due in November 2003. The cash portion of the purchase price was initially funded by KPP’s revolving credit agreement and proceeds from KPP’s February 2002 public debt offering (see Note 7). In April of 2002, KPP redeemed all of Statia’s 11.75% notes at 102.938% of the principal amount, plus accrued interest. The redemption was funded by KPP’s revolving credit facility (see Note 7). Under the provisions of the 11.75% notes, the Company incurred a $3.0 million prepayment penalty, of which $2.0 million, before interest of outside non-controlling partners in KPP’s net income, was recognized as loss on debt extinguishment in 2002.
      The results of operations and cash flows of Statia are included in the consolidated financial statements of the Company since the date of acquisition. Based on the valuations performed, no amounts were assigned to goodwill or to other tangible assets. A summary of the allocation of the Statia purchase price, net of cash acquired, is as follows (in thousands):

Current assets	$10,898
Property and equipment	320,008
Other assets	53
Current liabilities	(39,052)
Long-term debt	(107,746)
Other liabilities	(5,957)

Purchase price	$178,204

6.	PROPERTY AND EQUIPMENT
      The cost of property and equipment is summarized as follows (in thousands):

	Estimated	December 31,
	useful
	life (years)	2003	2004

Land	—	$75,912	$84,893
Buildings	25 — 35	36,244	39,077
Pipeline and terminalling equipment	15 — 40	1,115,458	1,187,323
Marine equipment	15 — 30	87,204	87,937
Furniture and fixtures	5 — 15	11,577	15,390
Transportation equipment	3 — 6	7,360	7,790
Construction and work-in-progress	—	26,768	28,766

Total property and equipment		1,360,523	1,451,176
Less accumulated depreciation		247,503	302,564

Net property and equipment		$1,113,020	$1,148,612

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	LONG-TERM DEBT
      Long-term debt is summarized as follows (in thousands):

	December 31,

	2003	2004

Revolving credit facility, due in July of 2008	$16,500	$14,000
Revolving credit facility of subsidiary, due in April of 2007	2,112	3,033
KPP $400 million revolving credit facility, due in April of 2006	54,169	95,669
KPP $250 million 5.875% senior unsecured notes, due in June of 2013	250,000	250,000
KPP $250 million 7.75% senior unsecured notes, due in February of 2012	250,000	250,000
KPP term loans, due in April of 2006	29,243	40,770
KPP Australian bank facility, due in April of 2006	34,284	35,513

Total long-term debt	$636,308	$688,985

      The Company has an agreement with a bank that provides for a $50 million revolving credit facility through July 1, 2008. The credit facility, which bears interest at variable rates, is secured by 4.6 million KPP limited partnership units and has a variable rate commitment fee on unused amounts. At December 31, 2004, $14.0 million was drawn on the credit facility.
      The Company’s product marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $15 million revolving credit facility through April of 2007. The credit facility bears interest at variable rates, has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. At December 31, 2004, the subsidiary was in compliance with all covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the product marketing business and by 250,000 KPP limited partnership units held by a subsidiary of the Company. At December 31, 2004, $3.0 million was drawn on the facility.
      In April of 2003, KPP entered into a credit agreement with a group of banks that provides for a $400 million unsecured revolving credit facility through April of 2006. The credit facility, which provides for an increase in the commitment up to an aggregate of $450 million by mutual agreement between KPP and the banks, bears interest at variable rates and has a variable commitment fee on unused amounts. The credit facility is without recourse to the Company and contains certain financial and operating covenants, including limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, does not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants. Initial borrowings on the credit agreement ($324.2 million) were used to repay all amounts outstanding under KPP’s $275 million credit agreement and $175 million bridge loan agreement. At December 31, 2004, $95.7 million was outstanding under the credit agreement.
      On May 19, 2003, KPP issued $250 million of 5.875% senior unsecured notes due June 1, 2013. The net proceeds from the public offering, $247.6 million, were used to reduce amounts due under KPP’s revolving credit agreement. Under the note indenture, interest is payable semi-annually in arrears on June 1 and December 1 of each year. The notes are redeemable, as a whole or in part, at the option of KPP, at any time, at a redemption price equal to the greater of 100% of the principal amount of the notes, or the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date at the applicable U.S. Treasury rate, as defined in the indenture, plus 30 basis points. The note indenture contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, such covenants do not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In February of 2002, KPP issued $250 million of 7.75% senior unsecured notes due February 15, 2012. The net proceeds from the public offering, $248.2 million, were used to repay the KPP’s revolving credit agreement and to partially fund the acquisition of all of the liquids terminating subsidiaries of Statia Terminals Group NV on February 28, 2002. Under the note indenture, interest is payable semi-annually in arrears on February 15 and August 15 of each year. The notes, which are without recourse to the Company, are redeemable, as a whole or in part, at the option of KPP, at any time, at a redemption price equal to the greater of 100% of the principal amount of the notes, or the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date at the applicable U.S. Treasury rate, as defined in the indenture, plus 30 basis points. The note indenture contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, such covenants do not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants.

8.	RETIREMENT PLANS
      Substantially all of the Company’s domestic employees are covered by a defined contribution plan, which provides for varying levels of employer matching. The Company’s contributions under these plans were $1.2 million, $1.6 million and $1.6 million for 2002, 2003 and 2004, respectively.

9.	SHAREHOLDERS’ EQUITY
      The changes in the number of issued and outstanding common shares of the Company are summarized as follows:

Common Shares
Issued and
Outstanding

Balance at January 1, 2002	11,242,746
Common shares issued	73,091

Balance at December 31, 2002	11,315,837
Common shares issued	206,628

Balance at December 31, 2003	11,522,465
Common shares issued	169,863

Balance at December 31, 2004	11,692,328
Common shares issued	—

Balance at June 30, 2005	11,692,328

      On June 27, 2001, the Board of Directors of the Company declared a distribution of one right for each of its outstanding common shares to each shareholder of record on June 27, 2001. Each right entitles the holder, upon the occurrence of certain events, to purchase from the Company one of its common shares at a purchase price of $60.00 per common share, subject to adjustment. The rights will not separate from the common shares or become exercisable until a person or group either acquires beneficial ownership of 15% or more of the Company’s common shares or commences a tender or exchange offer that would result in ownership of 20% or more, whichever occurs earlier. The rights, which expire on June 27, 2011, are redeemable in whole, but not in part, at the Company’s option at any time for a price of $0.01 per right. On October 28, 2004, the rights agreement was amended to generally provide that events referred to in the Valero L.P. merger agreement (see Note 1) would not cause the rights to become exercisable.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has various plans for officers, directors and key employees under which stock options, deferred stock units and restricted shares may be issued.
Stock Options
      The options granted under the plan generally expire ten years from date of grant. All options were granted at prices greater than or equal to the market price at the date of grant.
      At December 31, 2002, options on 701,286 shares at prices ranging from $3.27 to $19.73 were outstanding, of which 412,836 were exercisable at prices ranging from $3.27 to $14.33. At December 31, 2003, options on 374,200 shares at prices ranging from $3.27 to $19.73 were outstanding, of which 195,332 were exercisable at prices ranging from $3.27 to $19.73. At December 31, 2004, options on 506,307 shares at prices ranging from $5.26 to $28.75 were outstanding, of which 137,405 were exercisable at prices ranging from $5.26 to $19.73.
Deferred Stock Unit Plans
      In 2002, the Company initiated a Deferred Stock Unit Plan (the “DSU Plan”), pursuant to which key employees of the Company have, from time to time, been given the opportunity to defer a portion of their compensation for a specified period toward the purchase of deferred stock units (“DSUs”), an instrument designed to track the Company’s common shares. Under the plan, DSUs are purchased at a value equal to the closing price of the Company’s common shares on the day by which the employee must elect (if they so desire) to participate in the DSU Plan; which date is established by the Compensation Committee, from time to time (the “Election Date”). During a vesting period of one to three years following the Election Date, a participant’s DSUs vest only in an amount equal to the lesser of the compensation actually deferred to date or the value (based upon the then-current closing price of the Company’s common shares) of the pro-rata portion (as of such date) of the number of DSUs acquired. After the expiration of the vesting period, which is typically the same length as the deferral period, the DSUs become fully vested, but may only be distributed through the issuance of a like number of shares of the Company’s common shares on a pre-selected date, which is irrevocably selected by the participant on the Election Date and which is typically at or after the expiration of the vesting period and no later than ten years after the Election Date, or at the time of a “change of control” of the Company, if earlier. DSU accounts are unfunded by the Company. Each person that elects to participate in the DSU Plan is awarded, under the Company’s Share Incentive Plan, an option to purchase a number of shares ranging from one-half to one and one-half times the number of DSUs purchased by such person at 100% of the closing price of the Company’s common shares on the Election Date, which options become exercisable over a specified period after the grant, according to a schedule determined by the Compensation Committee. At December 31, 2004, 3,802 DSUs had vested under the 2002 Plan.
      In 1996, Kaneb Services, Inc. implemented a DSU plan whereby officers, directors and key executives were permitted to defer compensation on a pretax basis to receive shares of Kaneb Services, Inc. common stock at a predetermined date after the end of the compensation deferral period. In connection with the Distribution, the Company agreed to issue DSUs equivalent in price to the Company’s common shares at that time. For every three Kaneb Services, Inc. DSUs held, the Company issued one DSU, such that the intrinsic value of each holder’s deferred compensation account remained unchanged as a result of the Distribution. In addition, upon the payment date of any distributions on the Company’s common shares, the Company agreed to credit each deferred account with the equivalent value of the distribution. Upon the scheduled payment of the deferred accounts, the Company agreed to issue one common share for each DSU relative to Company DSUs previously issued and to pay the equivalent of the accumulated deferred distributions, plus interest, to the previously deferred account holder. All other terms of the DSU plan remained unchanged. Similarly, Kaneb Services, Inc. agreed to issue to employees of the Company who hold DSUs, the number of shares of Kaneb Services, Inc. (now Xanser) common stock subject to the Kaneb Services, Inc. DSUs held by those employees. At December 31, 2004, approximately 122,000 common shares of the Company are issuable under this arrangement.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Restricted Stock
      In August 2004 and September 2001, the Company issued 60,000 and 30,000, respectively, of restricted common shares to the outside Directors of the Company. All of such shares vest or become transferable in one-third increments on each anniversary date after issuance. In conjunction will the issuance and commencement of vesting of the restricted shares, the Company recognized an expense of $0.2 million in 2002, $0.1 million in 2003 and $0.5 million in 2004.

10.	COMMITMENTS AND CONTINGENCIES
      Total rent expense under operating leases amounted to $9.5 million, $14.6 million and $13.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      The following is a schedule by years of future minimum lease payments under the Company’s, and KPP’s, operating leases as of December 31, 2004 (in thousands):

Year ending December 31:
2005	$9,822
2006	8,593
2007	6,238
2008	5,338
2009	4,058
Thereafter	18,140

Total minimum lease payments	$52,189

      The operations of KPP are subject to federal, state and local laws and regulations in the United States and various foreign locations relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance that significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $23.0 million at December 31, 2004, including $16.9 million related to acquisitions of pipelines and terminals. During 2002, 2003 and 2004, respectively, KPP incurred $2.4 million, $2.1 million and $6.7 million of costs related to such acquisition reserves and reduced the liability accordingly.
      KPP has contingent liabilities resulting from various litigation, claims and commitments, some of which are incident to the ordinary course of business. Other contingencies, which are considered more significant by KPP, are discussed below. KPP records accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Subsequent to the acquisition of the Company by Valero L.P., new management of the Company conducted its own assessment of the matters discussed below, including the procedural postures of various litigation matters. Based upon such informed and comprehensive analysis of available information, management concluded that certain loss contingencies were probable rather than reasonably possible, as prior management had concluded. Therefore, pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Loss Contingencies, an additional $42 million accrual for potential loss contingencies was required, which was recorded in the quarter ended June 30, 2005. Accordingly, KPP has recorded estimated reserves totaling approximately $44 million related to certain of the matters discussed below. However, management believes that there are defenses in each of these matters and it intends to vigorously defend each matter. As a result, the actual payment of any amounts reserved and the timing of such payments ultimately

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
made is uncertain. Management also believes that should KPP be unable to successfully defend itself in these matters, the ultimate payment of any or all of the amounts reserved would not have a material adverse effect on KPP’s financial position. However, given the inherent uncertainty in estimating reserves for such matters, KPP can give no assurance that the amounts recorded will not require adjustment in the future, and such adjustments could be significant and could have a material adverse effect on KPP’s financial position and results of operations.
     Grace Matter
      Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation (“Grace”), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation costs allegedly resulting from fuel leaks in the early 1970’s from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts (the “Otis pipeline” or the “pipeline”), ceased operations in 1973 and was abandoned before 1978, when the connecting terminal was sold to an unrelated entity. Grace alleged that subsidiaries of KPP acquired the abandoned pipeline as part of the acquisition of ST Services in 1993 and assumed responsibility for environmental damages allegedly caused by the fuel leaks. Grace sought a ruling from the Texas court that these subsidiaries are responsible for all liabilities, including all present and future remediation expenses, associated with these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses of approximately $3.5 million that it had incurred since 1996 for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP’s subsidiaries has been that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.
      At the end of the trial, the jury returned a verdict including findings that (1) Grace had breached a provision of the 1993 acquisition agreement by failing to disclose matters related to the pipeline, and (2) the pipeline was abandoned before 1978 — 15 years before KPP’s subsidiaries acquired ST Services. On August 30, 2000, the Judge entered final judgment in the case that Grace take nothing from the subsidiaries on its claims seeking recovery of remediation costs. Although KPP’s subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to indemnification from Grace if any such expenses were incurred in the future. Moreover, the Judge let stand a prior summary judgment ruling that the pipeline was an asset acquired by KPP’s subsidiaries as part of the 1993 ST Services transaction and that any liabilities associated with the pipeline would have become liabilities of the subsidiaries. Based on that ruling, the Massachusetts Department of Environmental Protection and Samson Hydrocarbons Company (successor to Grace Petroleum Company) wrote letters to ST Services alleging its responsibility for the remediation, and ST Services responded denying any liability in connection with this matter. The Judge also awarded attorney fees to Grace of approximately $1.8 million. Both KPP’s subsidiaries and Grace have appealed the trial court’s final judgment to the Texas Court of Appeals in Dallas. In particular, the subsidiaries have filed an appeal of the judgment finding that the Otis pipeline and any liabilities associated with the pipeline were transferred to them as well as the award of attorney fees to Grace.
      On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay of actions against Grace. This automatic stay covers the appeal of the Dallas litigation, and the Texas Court of Appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, KPP’s subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.
      The Otis Air Force Base is a part of the Massachusetts Military Reservation (“MMR Site”), which has been declared a Superfund Site pursuant to CERCLA. The MMR Site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense, pursuant to a Federal

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Facilities Agreement, has been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the fuel leaks. KPP’s subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and KPP’s subsidiaries, the Government advised the parties in April 1999 that it has identified two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.
      By letter dated July 26, 2001, the United States Department of Justice (“DOJ”) advised ST Services that the Government intends to seek reimbursement from ST Services under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government’s response costs at the two spill areas discussed above. The DOJ relied in part on the Texas state court judgment, which in the DOJ’s view, held that ST Services was the current owner of the pipeline and the successor-in-interest of the prior owner and operator. The Government advised ST Services that it believed it had incurred costs exceeding $40 million, and expected to incur future costs exceeding an additional $22 million, for remediation of the two spill areas. KPP believes that its subsidiaries have substantial defenses. ST Services responded to the DOJ on September 6, 2001, contesting the Government’s positions and declining to reimburse any response costs. In 2002, the DOJ asserted that, inclusive of both spill areas, it had incurred over $49 million in costs and expected to incur additional costs of approximately $19 million. The DOJ has not filed a lawsuit against ST Services seeking cost recovery for its environmental investigation and response costs. Representatives of ST Services have met with representatives of the Government on several occasions since September 6, 2001 to discuss the Government’s claims and to exchange information related to such claims. Additional exchanges of information may occur in the future and additional meetings may be held to discuss possible resolution of the Government’s claims without litigation. KPP does not believe this matter will have a material adverse effect on its financial condition, although there can be no assurances as to the ultimate outcome.
     PEPCO Matter
      On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company (“PEPCO”) ruptured. Some work performed with regard to the pipeline was conducted by a partnership of which ST Services is general partner. PEPCO alleges that it has incurred costs of approximately $80 million as a result of the spill. PEPCO probably will continue to incur some cleanup related costs for the foreseeable future, primarily in connection with EPA requirements for monitoring the condition of some of the impacted areas. Since May 2000, ST Services has provisionally contributed a minority share of the cleanup expense, which has been funded by ST Services’ insurance carriers. ST Services and PEPCO have not, however, reached a final agreement regarding ST Services’ proportionate responsibility for this cleanup effort, if any, and cannot predict the amount, if any, that ultimately may be determined to be ST Services’ share of the remediation expense, but ST Services believes that such amount will be covered by insurance and therefore will not materially adversely affect KPP’s financial condition.
      As a result of the rupture, purported class actions were filed against PEPCO and ST Services in federal and state court in Maryland by property and business owners alleging damages in unspecified amounts under various theories, including under the Oil Pollution Act (“OPA”) and Maryland common law. The federal court consolidated all of the federal cases in a case styled as In re Swanson Creek Oil Spill Litigation. A settlement of the consolidated class action, and a companion state-court class action, was reached and approved by the federal judge. The settlement involved creation and funding by PEPCO and ST Services of a $2,250,000 class settlement fund, from which all participating claimants would be paid according to a court-approved formula, as

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
well as a court-approved payment to plaintiffs’ attorneys. The settlement has been consummated and the fund, to which PEPCO and ST Services contributed equal amounts, has been distributed. Participating claimants’ claims have been settled and dismissed with prejudice. A number of class members elected not to participate in the settlement, i.e., to “opt out,” thereby preserving their claims against PEPCO and ST Services. All non-participant claims have been settled for immaterial amounts with ST Services’ portion of such settlements provided by its insurance carrier.
      PEPCO and ST Services agreed with the federal government and the State of Maryland to pay costs of assessing natural resource damages arising from the Swanson Creek oil spill under OPA and of selecting restoration projects. This process was completed in mid-2002. ST Services’ insurer has paid ST Services’ agreed 50 percent share of these assessment costs. In late November 2002, PEPCO and ST Services entered into a Consent Decree resolving the federal and state trustees’ claims for natural resource damages. The decree required payments by ST Services and PEPCO of a total of approximately $3 million to fund the restoration projects and for remaining damage assessment costs. The federal court entered the Consent Decree as a final judgment on December 31, 2002. PEPCO and ST Services have each paid their 50% share and thus fully performed their payment obligations under the Consent Decree. ST Services’ insurance carrier funded ST Services’ payment.
      The U.S. Department of Transportation (“DOT”) has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $647,000 jointly against the two companies. ST Services and PEPCO have contested the DOT allegations and the proposed penalty. A hearing was held before the Office of Pipeline Safety at the DOT in late 2001. In June of 2004, the DOT issued a final order reducing the penalty to $256,250 jointly against ST Services and PEPCO and $74,000 against ST Services.
      By letter dated January 4, 2002, the Attorney General’s Office for the State of Maryland advised ST Services that it intended to seek penalties from ST Services in connection with the April 7, 2000 spill. The State of Maryland subsequently asserted that it would seek penalties against ST Services and PEPCO totaling up to $12 million. A settlement of this claim was reached in mid-2002 under which ST Services’ insurer will pay a total of slightly more than $1 million in installments over a five year period. PEPCO has also reached a settlement of these claims with the State of Maryland. Accordingly, KPP believes that this matter will not have a material adverse effect on its financial condition.
      On December 13, 2002, ST Services sued PEPCO in the Superior Court, District of Columbia, seeking, among other things, a declaratory judgment as to ST Services’ legal obligations, if any, to reimburse PEPCO for costs of the oil spill. On December 16, 2002, PEPCO sued ST Services in the United States District Court for the District of Maryland, seeking recovery of all its costs for remediation of and response to the oil spill. Pursuant to an agreement between ST Services and PEPCO, ST Services’ suit was dismissed, subject to refiling. ST Services has moved to dismiss PEPCO’s suit. ST Services is vigorously defending against PEPCO’s claims and is pursuing its own counterclaims for return of monies ST Services has advanced to PEPCO for settlements and cleanup costs. KPP believes that any costs or damages resulting from these lawsuits will be covered by insurance and therefore will not materially adversely affect KPP’s financial condition. The amounts claimed by PEPCO, if recovered, would trigger an excess insurance policy which has a $600,000 retention, but KPP does not believe that such retention, if incurred, would materially adversely affect KPP’s financial condition.
     Paulsboro GATX Matter
      In 2003, Exxon Mobil filed a lawsuit in a New Jersey state court against GATX Corporation, Kinder Morgan Liquid Terminals (“Kinder Morgan”), the successor in interest to GATX Terminals Corporation (“GATX”), and ST Services, seeking reimbursement for remediation costs associated with the Paulsboro, New Jersey terminal. The terminal was owned and operated by Exxon Mobil from the early 1950’s until 1990 when purchased by GATX. ST Services purchased the terminal in 2000 from GATX. GATX was subsequently acquired

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by Kinder Morgan. As a condition to the sale to GATX in 1990, Exxon Mobil undertook certain remediation obligations with respect to the site. In the lawsuit, Exxon Mobil is claiming that it has complied with its remediation and contractual obligations and is entitled to reimbursement from GATX Corporation, the parent company of GATX, Kinder Morgan, and ST Services for costs in the amount of $400,000 that it claims are related to releases at the site subsequent to its sale of the terminal to GATX. It is also alleging that any remaining remediation requirements are the responsibility of GATX Corporation, Kinder Morgan, or ST Services. Kinder Morgan has alleged that it was relieved of any remediation obligations pursuant to the sale agreement between its predecessor, GATX, and ST Services. The terminal was sold to Pacific Energy Corporation who assumed the liability for the pending mediation of this matter.
     Surface Transportation Board Matter
      A subsidiary of KPP purchased the approximately 2,000-mile ammonia pipeline system from Koch Pipeline Company, L.P. and Koch Fertilizer Storage and Terminal Company in 2002. The rates of the ammonia pipeline are subject to regulation by the Surface Transportation Board (the “STB”). The STB had issued an order in May 2000, prescribing maximum allowable rates KPP’s predecessor could charge for transportation to certain destination points on the pipeline system. In 2003, KPP instituted a 7% general increase to pipeline rates. On August 1, 2003, CF Industries, Inc. (“CFI”) filed a complaint with the STB challenging these rate increases. On August 11, 2004, STB ordered KPP to pay reparations to CFI and to return CFI’s rates to the levels permitted under the rate prescription. KPP has complied with the order. The STB, however, indicated in the order that it would lift the rate prescription in the event KPP could show “materially changed circumstances.” KPP has submitted evidence of “materially changed circumstances,” which specifically includes its capital investment in the pipeline. CFI has argued that KPP’s acquisition costs should not be considered by the STB as a measure of KPP’s investment base.
      Also, on June 16, 2003, Dyno Nobel Inc. (“Dyno”) filed a complaint with the STB challenging the 2003 rate increase on the basis that (i) the rate increase constitutes a violation of a contract rate, (ii) rates are discriminatory and (iii) the rates exceed permitted levels. Dyno also intervened in the CFI proceeding described above. Unlike CFI, Dyno’s rates are not subject to a rate prescription. On May 11, 2005, the STB held a hearing on KPP’s request to vacate the existing rate prescription and Dyno’s contract claims, and post-hearing briefing was completed on June 10, 2005. The case is currently pending before the STB and a ruling is expected later this year. As of June 30, 2005, Dyno would be entitled to approximately $3.1 million in rate refunds, should it be successful. KPP believes, however, that Dyno’s claims are of limited merit.
     Port of Vancouver
      ST Services (“STS”) currently owns a refined products terminal on property owned by the Port of Vancouver (“Port”) and leases the land under the terminal from the Port. Under an Agreed Order entered into with the Washington Department of Ecology (“WDE”) when STS purchased the terminal in 1998, STS agreed to investigate and remediate a groundwater plume contaminated by the terminal’s previous owner and operator. STS has submitted a final remedial action plan to WDE, and is waiting for WDE to approve that plan. The Port also owns property near the STS terminal site that has been contaminated by other parties, some of which are in bankruptcy. Estimated costs to remediate the STS terminal site depend on a number of factors, including the outcome of litigation involving the other properties owned by the Port that are near the STS terminal site. STS’s liability for remediation of the STS site is not the subject of any pending litigation. Until formal claims asserting such liability are made, liability is difficult to assess. Accordingly, STS’s liability for any portion of total future remediation costs is not reasonably estimable at this time.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other
      Pursuant to the Distribution, the Company entered into an agreement (the “Distribution Agreement”) with Xanser whereby the Company is obligated to pay Xanser amounts equal to certain expenses and tax liabilities incurred by Xanser in connection with the Distribution. In January of 2002, the Company paid Xanser $10 million in tax liabilities due in connection with the Distribution Agreement. The Distribution Agreement also requires the Company to pay Xanser an amount calculated based on any income tax liability of Xanser that, in the sole judgment of Xanser, (i) is attributable to increases in income tax from past years arising out of adjustments required by federal and state tax authorities, to the extent that such increases are properly allocable to the businesses that became part of the Company, or (ii) is attributable to the distribution of the Company’s common shares and the operations of the Company’s businesses prior to the distribution date. In the event of an examination of Xanser by federal or state tax authorities, Xanser will have unfettered control over the examination, administrative appeal, settlement or litigation that may be involved, notwithstanding that the Company has agreed to pay any additional tax.
      KPP has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management of KPP believes, after consulting with counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on the financial position, results of operations or liquidity of KPP.

11.	BUSINESS SEGMENT DATA
      The Company conducts business through three reportable business segments: the Pipeline Operations Segment of KPP, which consists primarily of the transportation of refined petroleum products and fertilizer in the Midwestern states as a common carrier; the Terminalling Operations Segment of KPP, which provides storage for petroleum products, specialty chemicals and other liquids; and the Company’s Product Marketing Services Segment, which provides wholesale motor fuel marketing services throughout the Midwest and Rocky Mountain regions, delivers bunker fuels to ships in the Caribbean and Nova Scotia, Canada, and sells bulk petroleum products to various commercial interests. General corporate includes accounting, tax, finance, legal, investor relations and other corporate expenses not related to the segments. General corporate assets include cash, receivables from affiliates of the Company and other assets not related to the segments.
      The Company measures segment profit as operating income. Total assets are those assets controlled by each reportable segment. Business segment data is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,

	2002	2003	2004	2004	2005

Business segment revenues:
Pipeline operations	$82,698	$119,633	$119,803	$58,513	$62,798
Terminalling operations	205,971	234,958	259,352	126,243	138,607
Product marketing operations	381,159	511,200	676,093	302,625	424,816

	$669,828	$865,791	$1,055,248	$487,381	$626,221

Business segment profit (loss):
Pipeline operations	$38,623	$51,860	$48,853	$23,234	$18,969
Terminalling operations	65,040	66,532	74,663	39,360	(17,533)
Product marketing operations	4,692	12,233	17,262	7,910	11,370
General corporate	(1,996)	(2,121)	(3,999)	(1,055)	(8,879)

Operating income	106,359	128,504	136,779	69,449	3,927
Interest and other income	3,664	365	336	93	313

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,			Six Months Ended June 30,

	2002	2003	2004	2004	2005

Interest expense	(29,171)	(39,576)	(43,579)	(21,349)	(23,984)
Loss on debt extinguishment	(3,282)	—	—	—	—
Income (loss) before gain on issuance of units by KPP, income taxes, interest of outside non-controlling partners in KPP’s net income (loss) and cumulative effect of change in accounting principle	$77,570	$89,293	$93,536	$48,193	$(19,744)

Business segment assets:
Depreciation and amortization:
Pipeline operations	$6,408	$14,117	$14,538

	Year Ended December 31,

	2002	2003	2004

Terminalling operations	32,368	38,089	41,232
Product marketing operations	695	989	906

	$39,471	$53,195	$56,676

	Year Ended December 31,

	2002	2003	2004

Capital expenditures (excluding acquisitions):
Pipeline operations	$9,469	$9,584	$10,334
Terminalling operations	20,953	34,572	29,511
Product marketing operations	679	591	2,369

	$31,101	$44,747	$42,214

	December 31,			June 30,

	2002	2003	2004	2005

Total assets:
Pipeline operations	$352,657	$352,901	$351,195	$346,580
Terminalling operations	844,321	874,185	917,966	886,805
Product marketing operations	41,297	58,161	83,404	100,092
General corporate	5,826	6,320	4,323	3,443

	$1,244,101	$1,291,567	$1,356,888	$1,336,920

      The business segment profit (loss) of the terminalling operations segment includes the $42 million provision for loss contingencies (see Note 10) and a $4 million loss due to an impairment of a terminal in the U.K. during the six months ended June 30, 2005.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following geographical area data includes revenues and operating income based on location of the operating segment and net property and equipment based on physical location (in thousands).

	Year Ended December 31,

	2002	2003	2004

Geographical area revenues:
United States	$485,322	$535,895	$658,814
United Kingdom	23,937	26,392	29,540
Netherlands Antilles	132,387	241,693	298,273
Canada	23,207	41,689	43,671
Australia and New Zealand	4,975	20,122	24,950

	$669,828	$865,791	$1,055,248

Geographical area operating income:
United States	$83,544	$87,965	$93,954
United Kingdom	7,318	8,583	7,704
Netherlands Antilles	9,616	19,223	22,629
Canada	4,398	6,777	5,248
Australia and New Zealand	1,483	5,956	7,244

	$106,359	$128,504	$136,779

	December 31,

	2002	2003	2004

Geographical area net property and equipment:
United States	$690,262	$693,345	$718,257
United Kingdom	46,543	51,392	63,968
Netherlands Antilles	224,810	217,143	211,382
Canada	78,789	74,995	71,374
Australia and New Zealand	51,872	76,145	83,631

	$1,092,276	$1,113,020	$1,148,612

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
      The estimated fair value of all debt as of December 31, 2003 and 2004 was approximately $654 million and $745 million, as compared to the carrying value of $636 million and $689 million, respectively. These fair values were estimated using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. These estimates are not necessarily indicative of the amounts that would be realized in a current market exchange. See Note 2 regarding derivative instruments.
      The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2004 and June 30, 2005. No customer constituted 10% of the Company’s consolidated revenues in 2002, 2003 or 2004.

KANEB SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	QUARTERLY FINANCIAL DATA (unaudited)
      Quarterly operating results for 2003 and 2004 are summarized as follows (in thousands, except per share amounts):

	Quarter Ended

	March 31,		June 30,	September 30,	December 31,

2003:
Revenues	$218,469		$218,654	$214,592	$214,076

Operating income	$33,724		$32,705	$32,251	$29,824

Net income	$16,559	(a)(b)	$5,488	$5,862	$5,174

Earnings per share:
Basic	$1.44		$0.48	$0.50	$0.44

Diluted	$1.41		$0.47	$0.49	$0.43

2004:
Revenues	$233,179		$254,202	$272,242	$295,625

Operating income	$32,915		$36,534	$34,927	$32,403

Net income	$5,995		$7,395	$6,811	$4,151

Earnings per share:
Basic	$0.51		$0.63	$0.58	$0.35

Diluted	$0.50		$0.62	$0.57	$0.34

a)	Includes cumulative effect of change in accounting principle — adoption of new accounting standard for asset retirement obligations of approximately $0.3 million.

b)	See Note 4 regarding gains on issuance of units by KPP.

APPENDIX A

FORM OF
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
VALERO GP HOLDINGS, LLC

A-i

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SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF VALERO GP HOLDINGS, LLC
      This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF VALERO GP HOLDINGS, LLC, dated as of                     , 2006 is entered into by Diamond Shamrock Refining and Marketing Company, Sigmor Corporation, The Shamrock Pipe Line Corporation, Diamond Shamrock Refining Company, L.P., Valero Refining — New Orleans, L.L.C., Valero Refining Company — California, Valero Refining — Texas, L.P. and together with any other Persons who hereafter become Members in Valero GP Holdings, LLC or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:
ARTICLE I
Definitions
      Section 1.1     Definitions.
      The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.
      “Additional Member” means a Member admitted as a Member of the Company pursuant to Section 4.5 and who is shown as such on the books and records of the Company.
      “Adjusted Capital Account” means the Capital Account maintained for each Member as of the end of each fiscal year of the Company, (a) increased by any amounts that such Member is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Member in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Member in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Member’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Member in respect of a Unit or any other Interest shall be the amount that such Adjusted Capital Account would be if such Unit or other Interest were the only interest in the Company held by such Member from and after the date on which such Unit or other Interest was first issued.
      “Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.4(d)(i) or Section 5.4(d)(ii).
      “Administration Agreement” means the Administration Agreement between the Company and Valero GP, LLC dated as of the Closing Date.
      “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
      “Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).
      “Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the Board of Directors. The Board of Directors shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Company in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.
      “Agreement” means this Second Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC, as it may be amended, supplemented or restated from time to time.
      “Amended and Restated Limited Liability Company Agreement” means the Amended and Restated Limited Liability Company Agreement of UDS Logistics, LLC, dated as of April 16, 2001, as amended through the date of this Agreement.
      “Anniversary” has the meaning assigned to such term in Section 11.13(b).
      “Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.
      “Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of:

(i) all cash and cash equivalents of the Company on hand at the end of such Quarter; and

(ii) all additional cash and cash equivalents of the Company Group on hand on the date of determination of Available Cash for such Quarter,

(b) less the amount of any cash reserves established by the Board of Directors to:

(i) provide for the proper conduct of the business of the Company (including reserves for future capital expenditures and for anticipated future credit needs of the Company Group);

(ii) permit Riverwalk Logistics, L.P. to make capital contributions to the MLP to maintain its 2% general partner interest upon the issuance of partnership securities by the MLP;

(iii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; or

(iv) provide funds for distributions under Section 6.3 with respect to any one or more of the next four Quarters;

provided that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.
      Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
      “Board of Directors” has the meaning assigned to such term in Section 7.1(a).
      “Bond Indenture Indemnity Obligation” means the obligation of an Initial Member or an Affiliate to indemnify the OLP for certain costs pursuant to the obligation of the OLP under the Indenture dated as of July 15, 2002, among the OLP, the MLP, and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York (the “Trustee”), as supplemented and amended by the First Supplemental Indenture thereto dated as of July 15, 2002, the Second Supplemental Indenture thereto dated as of March 18, 2003, and the Third Supplemental Indenture thereto dated as of July 1, 2005 by and among the OLP, the MLP, Kaneb Pipe Line Operating Partnership, L.P., and the Trustee, to offer to repurchase, if Valero Energy’s or an investment grade entity’s ownership interest in the Company decreases below 51%, all outstanding 6 7/8 % Senior Notes due 2012 and 6.05% Senior Notes due 2013 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest.
      “Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Member’s share of the Company’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Member’s Capital Account balance as maintained pursuant to Section 5.4 and the hypothetical balance of such Member’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.
      “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of [Texas] shall not be regarded as a Business Day.
      “Capital Account” means the capital account maintained for a Member pursuant to Section 5.4. The “Capital Account” of a Member in respect of a Unit or any other Interest shall be the amount that such Capital Account would be if such Unit or other Interest were the only interest in the Company held by such Member from and after the date on which such Unit or other Interest was first issued.
      “Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Member contributes to the Company pursuant to this Agreement.
      “Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Members’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.4(d)(i) and Section 5.4(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Board of Directors.
      “Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the Board of Directors, issued by the Company evidencing ownership of one or more Units or a certificate, in such form as may be adopted by the Board of Directors, issued by the Company evidencing ownership of one or more other Company Securities.
      “Certificate of Formation” means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Formation may be amended, supplemented or restated from time to time.
      “Chairman of the Board” has the meaning assigned to such term in Section 7.1.
      “Citizenship Certification” means a properly completed certificate in such form as may be specified by the Board of Directors by which a Member certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.
      “Closing Date” means the first date on which Units are sold by the Company to the Underwriters pursuant to the provisions of the Underwriting Agreement.
      “Closing Price” has the meaning assigned to such term in Section 13.1(a).
      “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.
      “Commission” means the United States Securities and Exchange Commission.

      “Company” means Valero GP Holdings, LLC, a Delaware limited liability company, and any successors thereto.
      “Company Group” means the Company and any Subsidiary of the Company, treated as a single consolidated entity.
      “Company Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).
      “Company Security” means any class or series of equity interest in the Company (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Company), including without limitation, Units.
      “Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more Independent Directors who are not holders of any ownership interest in the Company Group or the MLP Group other than Units or MLP Common Units.
      “Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Company. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.4(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.
      “Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(x).
      “Current Market Price” has the meaning assigned to such term in Section 13.1(a).
      “Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.
      “Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.
      “DGCL” means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.
      “Director” means a member of the Board of Directors of the Company.
      “Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).
      “Eligible Citizen” means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Member does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.
      “Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.
      “Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to ten or more Persons), exercising investment power or disposing of any Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Interests.
      “Group Member” means a member of the Company Group.
      “Group Member Agreement” means the partnership agreement of any Group Member that is a limited or general partnership, the limited liability company agreement of any Group Member, other than the Company, that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.
      “Indemnitee” means (a) any Person who is or was a member, partner, officer, director, employee, agent, tax matters partner, fiduciary or trustee of any Group Member, (b) any Person who is or was serving at the request of the Company as an officer, director, employee, member, partner, agent, tax matters partner, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services and (c) any Person the Company designates as an “Indemnitee” for purposes of this Agreement.
      “Independent Director” means a Director who meets the then current independence and other standards required of audit committee members established by the Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Units are listed for trading.
      “Initial Members” means the members listed on Exhibit B hereto.
      “Initial Offering” means the initial offering and sale of Units to the public, as described in the Registration Statement.
      “Initial Units” means the Units sold in the Initial Offering.
      “Interest” means the ownership interest of a Member in the Company, which may be evidenced by Units or other Company Securities or a combination thereof or interest therein, and includes any and all benefits to which such Member is entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement.
      “Issue Price” means the price at which a Unit is purchased from the Company, after taking into account any sales commission or underwriting discount charged to the Company.
      “Liquidation Date” means the date on which an event giving rise to the dissolution of the Company occurs.
      “Liquidator” means one or more Persons selected by the Board of Directors to perform the functions described in Section 10.2 as liquidating trustee of the Company within the meaning of the Delaware Act.
      “Member” means, unless the context otherwise requires, each Initial Member, each Substituted Member, and each Additional Member.
      “Member Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).
      “Member Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).
      “Member Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Member Nonrecourse Debt.
      “Merger Agreement” has the meaning assigned to such term in Section 12.1.
      “MLP” means Valero L.P., a Delaware limited partnership, and any successors thereto.
      “MLP Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the MLP, dated as of March 18, 2003, as amended through the date of this Agreement.
      “MLP Common Units” has the meaning assigned to the term “Common Unit” in the MLP Agreement.”
      “MLP Group” means the MLP and any Subsidiary of the MLP, treated as a single consolidated entity.
      “MLP Member” means a member of the MLP Group.

      “National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute[, or the Nasdaq National Market or any successor thereto].
      “Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Company upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Member by the Company, the Company’s Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.
      “Net Income” means, for any taxable year, the excess, if any, of the Company’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Company’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xi) were not in this Agreement.
      “Net Loss” means, for any taxable year, the excess, if any, of the Company’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Company’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.4(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xi) were not in this Agreement.
      “Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Company after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.4(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Company after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.4(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).
      “Non-citizen Assignee” means a Person whom the Board of Directors has determined does not constitute an Eligible Citizen and as to whose Interest the Board of Directors has become the Substituted Member, pursuant to Section 4.7.
      “Non-Compete Agreement” means that certain Non-Compete Agreement, dated as of the Closing Date, among the Company, Valero GP, LLC and the MLP.
      “Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Members pursuant to Section 6.2(b)(i)(A), Section 6.2(b)(ii)(A) and Section 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.
      “Nonrecourse Deductions” means any and all items of loss, deduction, or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.
      “Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

      “Notice of Election to Purchase” has the meaning assigned to such term in Section 13.1(b).
      “Officer” has the meaning assigned to such term in Section 7.4(a).
      “OLP” means Valero Logistics Operations, L.P., a Delaware limited partnership, and any successors thereto.
      “Omnibus Agreement” means that Amended and Restated Omnibus Agreement, effective as of March 10, 2006, among Valero Energy Corporation (as successor-in-interest to Ultramar Diamond Shamrock Corporation), Riverwalk Logistics, L.P., Valero GP, LLC (formerly, Shamrock Logistics GP, LLC), the MLP and Valero Logistics Operations, L.P. (formerly, Shamrock Logistics Operations, L.P.).
      “Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Company or any of its Affiliates) acceptable to the Board of Directors.
      “Option Closing Date” means the date or dates on which any Units are sold by the Company to the Underwriters upon exercise of the Over-Allotment Option.
      “Outstanding” means, with respect to Company Securities, all Company Securities that are issued by the Company and reflected as outstanding on the Company’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the Company’s Affiliates) beneficially owns 20% or more of any Outstanding Company Securities of any class then Outstanding, all Company Securities owned by such Person or Group shall not be voted on any matter and shall not be considered Outstanding when sending notices of a meeting of Members to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for similar purposes under this Agreement; provided, further, that the foregoing limitation shall not apply to:

(i) any Person or Group who acquired 20% or more of any Outstanding Company Securities of any class then Outstanding directly from the Company or its Affiliates;

(ii) any Person or Group who acquired 20% or more of any Outstanding Company Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the Company shall have notified such Person or Group in writing that such limitation shall not apply; or

(iii) any Person or Group who acquired 20% or more of any Company Securities issued by the company with the prior approval of the Board of Directors.

      “Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Company pursuant to the Underwriting Agreement.
      “Percentage Interest” means, as of any date of determination (a) as to any Unitholder holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to paragraph (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (b) as to the holders of other Company Securities issued by the Company in accordance with Section 5.5, the percentage established as a part of such issuance.
      “Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or other enterprise (including an employee benefit plan), association, government agency or political subdivision thereof or other entity.
      “Prime Rate” means the prime rate of interest as quoted from time to time by the Wall Street Journal or another source reasonably selected by the Company.
      “Pro Rata” means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, and (b) when modifying Members, apportioned among all designated Members in accordance with their relative Percentage Interest.
      “Purchase Date” means the date determined by the Board of Directors as the date for purchase of all Outstanding Units of a certain class pursuant to Article XIII.

      “Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Company.
      “Recapture Income” means any gain recognized by the Company (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Company, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.
      “Record Date” means the date established by the Company for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members or entitled to exercise rights in respect of any lawful action of Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.
      “Record Holder” means the Person in whose name a Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Company Securities, the Person in whose name any such other Company Security is registered on the books that the Company has caused to be kept as of the opening of business on such Business Day.
      “Redeemable Interests” means any Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.8.
      “Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-132917) as it has been or as it may be amended or supplemented from time to time, filed by the Company with the Commission under the Securities Act to register the offering and sale of the Units in the Initial Offering.
      “Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).
      “Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Company recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.
      “Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.
      “Solicitation Notice” has the meaning assigned to such term in Section 11.13(c).
      “Special Approval” means approval by a majority of the members of the Conflicts Committee.
      “Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.
      “Substituted Member” means a Person who is admitted as a Member of the Company pursuant to Sections 4.5 or 4.7 in place of and with all rights of a Member and who is shown as a Member on the books and records of the Company.
      “Surviving Business Entity” has the meaning assigned to such term in Section 12.2(b).

      “Tax Matters Partner” means the “tax matters partner” as defined in the Code.
      “Trading Day” has the meaning assigned to such term in Section 13.1(a).
      “Transfer” has the meaning assigned to such term in Section 4.4.
      “Transfer Agent” means such bank, trust company or other Person (including the Company or one of its Affiliates) as shall be appointed from time to time by the Company to act as registrar and transfer agent for the Units; provided that if no Transfer Agent is specifically designated for any other Company Securities, the Company shall act in such capacity.
      “Underwriter” means each Person named as an underwriter in the Underwriting Agreement who purchases Units pursuant thereto.
      “Underwriting Agreement” means that certain Underwriting Agreement, dated                     , 2006, among the Underwriters, the Company and certain other parties, providing for the purchase of Units by the Underwriters.
      “Unit” means a Company Security representing a fractional part of the Interests of all Members, and having the rights and obligations specified with respect to Units in this Agreement.
      “Unit Majority” means at least a majority of the Outstanding Units.
      “Unitholders” means the holders of Units.
      “Unrealized Gain” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).
      “Unrealized Loss” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).
      “U.S. GAAP” means United States generally accepted accounting principles consistently applied.
      Section 1.2     Construction.
      Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation.
ARTICLE II
Organization
      Section 2.1     Formation. The Members have previously formed the Company as a limited liability company pursuant to the provisions of the Delaware Act and hereby amend and restate the Amended and Restated Limited Liability Company Agreement in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Members and the administration, dissolution and termination of the Company shall be governed by the Delaware Act. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific Company property.
      Section 2.2     Name. The name of the Company shall be Valero GP Holdings, LLC. The Company’s business may be conducted under any other name or names, as determined by the Board of Directors. The words “Limited Liability Company,” “LLC,” or similar words or letters shall be included in the Company’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of

Directors may change the name of the Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.
      Section 2.3     Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Board of Directors, the registered office of the Company in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Company shall be located at One Valero Way, San Antonio, Texas 78249 or such other place as the Board of Directors may from time to time designate by notice to the Members. The Company may maintain offices at such other place or places within or outside the State of Delaware as the Board of Directors determines to be necessary or appropriate.
      Section 2.4     Purposes and Business. The purpose and nature of the business to be conducted by the Company shall be to (a) serve as a member of Valero GP, LLC, a Delaware limited liability company and (b) Riverwalk Holdings, LLC, a Delaware limited liability company, and, in connection therewith, to exercise all the rights and powers conferred upon the Company as a member of such entities, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that any Group Member or the MLP is permitted to engage in or that their subsidiaries are permitted to engage in by their organizational documents or agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Company pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Board of Directors and that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Company pursuant to the agreements relating to such business activity; and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the Company shall not engage, directly or indirectly, in any business activity that the Board of Directors determines would cause the Company to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The Board of Directors has no obligation or duty to the Company or the Members to propose or approve, and may decline to propose or approve, the conduct by the Company of any business.
      Section 2.5     Powers. The Company shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company.
      Section 2.6     Power of Attorney. Each Member hereby constitutes and appoints each of the Chief Executive Officer, the President and the Secretary and, if a Liquidator shall have been selected pursuant to Section 10.2, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(a) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

(i) all certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Chief Executive Officer, President or Secretary, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property;

(ii) all certificates, documents and other instruments that the Chief Executive Officer, President or Secretary, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(iii) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement;

(iv) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or other events described in, Articles IV or X;

(v) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Company Securities issued pursuant to Section 5.5; and

(vi) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company pursuant to Article XII.

(b) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement; provided, that when required by Section 11.2 or any other provision of this Agreement that establishes a percentage of the Members or of the Members of any class or series required to take any action, the Chief Executive Officer, President or Secretary, or the Liquidator, may exercise the power of attorney made in this Section 2.6(b) only after the necessary vote, consent or approval of the Members or of the Members of such class or series, as applicable.
Nothing contained in this Section 2.6 shall be construed as authorizing the Chief Executive Officer, President or Secretary, or the Liquidator, to amend this Agreement except in accordance with Article XI or as may be otherwise expressly provided for in this Agreement.

(c) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Member’s Interest and shall extend to such Member’s heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by the Chief Executive Officer, President or Secretary, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Chief Executive Officer, President or Secretary, or the Liquidator, taken in good faith under such power of attorney. Each Member shall execute and deliver to the Chief Executive Officer, President or Secretary, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Officers or the Liquidator, determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.
      Section 2.7     Term. The Company’s existence shall be perpetual, unless and until it is dissolved in accordance with the provisions of Article X. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.
      Section 2.8     Title to Company Assets. Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, Director or Officer, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company or one or more nominees, as the Board of Directors may determine. The Company hereby declares and warrants that any Company assets for which record title is held in the name of one or more of its Affiliates or one or more nominees shall be held by such Affiliates or nominees for the use and benefit of the Company in accordance with the provisions of this Agreement; provided, however, that the Board of Directors shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Board of Directors determines that the expense and difficulty of conveyancing makes transfer of record title to the Company impracticable) to be vested in the Company as soon as reasonably practicable. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held.
      Section 2.9     Certain Undertakings Relating to the Separateness of the Company.
      (a) Separateness Generally. The Company shall conduct its business and operations separate and apart from those of any other Person in accordance with this Section 2.9.
      (b) Separate Records. The Company shall maintain (i) its books and records, (ii) its accounts and (iii) its financial statements, separate from those of any other Person, except its consolidated Subsidiaries.
      (c) Separate Assets. The Company shall not commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.
      (d) Separate Name. The Company shall (i) conducts its business in its own name, (ii) use separate stationary, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.
      (e) Separate Credit. The Company shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries, (iv) acquire obligations or debt securities of its Affiliates (other than its Subsidiaries) or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries; provided that the Company may engage in any transactions described in clauses (ii) - (v) of this Section 2.9(e) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a National Securities Exchange.
      (f) Separate Formalities. The Company shall (i) observe all corporate formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it, (ii) engage in transactions with its Affiliates (other than another Group Member) in conformity with the requirements of Section 7.9 and (iii) promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative expenses, capital expenditures and costs for shared services performed by its Affiliates (other than another Group Member), unless otherwise provided by the Administration Agreement. Each material contract between the Company or another Group Member, on the one hand, and the Affiliates of the Company (other than a Group Member), on the other hand, shall be in writing.
      (g) No Effect. Failure by the Company to comply with any of the obligations set forth above shall not affect the status of the Company as a separate legal entity, with its separate assets and separate liabilities.
ARTICLE III
Rights of Members
      Section 3.1     Members.
      (a) A Person shall be admitted as a Member and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Interest and becomes the Record Holder of such Interests in accordance with the provisions of Article IV hereof. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring an Interest. The rights and obligations of a Person who is a Non-citizen Assignee shall be determined in accordance with Section 4.7 hereof.

      (b) The name and mailing address of each Member shall be listed on the books and records of the Company maintained for such purpose by the Company or the Transfer Agent. The Secretary of the Company shall update the books and records of the Company from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Member’s Interest shall be represented by a Certificate, as provided in Section 4.1 hereof.
      (c) As provided in Section 18-303 of the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. The Members shall have no liability under this Agreement, or for any such debt, obligation or liability of the Company, in their capacity as a Member, except as expressly required in this Agreement or the Delaware Act.
      (d) Members may not be expelled from or removed as Members of the Company. Members shall not have any right to withdraw from the Company; provided, that when a transferee of a Member’s Interest becomes a Record Holder of such Interest, such transferring Member shall cease to be a Member with respect to the Interest so transferred.
      Section 3.2     Management of Business. No Member, in its capacity as such, shall participate in the operation or management of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.
      Section 3.3     Outside Activities of the Members. Subject to the provisions of Section 7.5, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company Group or the MLP Group. Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in any business ventures of any Member.
      Section 3.4     Rights of Members.
      (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Member shall have the right, for a lawful purpose reasonably related to such Member’s Interest as a Member in the Company, upon reasonable written demand containing a concise statement of such purposes and at such Member’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Company;

(ii) promptly after becoming available, to obtain a copy of the Company’s federal, state and local income tax returns for each year;

(iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Member;

(iv) to have furnished to him a copy of this Agreement and the Certificate of Formation and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Formation and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Member and that each Member has agreed to contribute in the future, and the date on which each became a Member; and

(vi) to obtain such other information regarding the affairs of the Company as is just and reasonable and consistent with the stated purposes of the written demand.

      (b) The Board of Directors may keep confidential from the Members, for such period of time as the Board of Directors determines, (i) any information that the Board of Directors determines to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors determines (A) is not in the best interests of the Company Group, (B) could damage the Company Group or (C) that any Group Member is required by law, by the rules of any National Securities Exchange on which any Company Security is listed for trading, or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Company the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).
ARTICLE IV
Certificates; Record Holders;
Transfer of Interests; Redemption of Interests
      Section 4.1     Certificates. Upon the Company’s issuance of Units to any Person, the Company may issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, upon the request of any Person owning any other Company Securities other than Units, the Company shall issue to such Person one or more Certificates evidencing such other Company Securities. Certificates shall be executed on behalf of the Company by the Chairman of the Board, President or any Vice President and the Secretary or any Assistant Secretary. No Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to issue Units in global form, the Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Units have been duly registered in accordance with the directions of the Company. Any or all of the signatures required on the Certificate may be by facsimile. If any Officer or Transfer Agent who shall have signed or whose facsimile signature shall have been placed upon any such Certificate shall have ceased to be such Officer or Transfer Agent before such Certificate is issued by the Company, such Certificate may nevertheless be issued by the Company with the same effect as if such Person were such Officer or Transfer Agent at the date of issue. Certificates shall be consecutively numbered and shall be entered on the books and records of the Transfer Agent as they are issued and shall exhibit the holder’s name and number of Units.
      Section 4.2     Mutilated, Destroyed, Lost or Stolen Certificates. If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate Officers on behalf of the Company shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Company Securities as the Certificate so surrendered.

(a) The appropriate Officers on behalf of the Company shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the Company has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the Company, delivers to the Company a bond, in form and substance satisfactory to the Company, with surety or sureties and with fixed or open penalty as the Company may direct to indemnify the Company and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Company.

If a Member fails to notify the Company within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Interests represented by the Certificate is registered before the Company or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company or the Transfer Agent for such transfer or for a new Certificate.

(b) As a condition to the issuance of any new Certificate under this Section 4.2, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

      Section 4.3     Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interest.
      Section 4.4     Transfer Generally. The term “transfer,” when used in this Agreement with respect to an Interest, shall be deemed to refer to a transaction by which the holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage. No Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of an Interest not made in accordance with this Article IV shall be null and void.
      Section 4.5     Registration and Transfer of Interests.
      (a) The Company shall keep or cause to be kept on behalf of the Company a register that, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), will provide for the registration and transfer of Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Units and transfers of such Units as herein provided. The Company shall not recognize transfers of Certificates evidencing Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate Officers of the Company shall execute and deliver, and in the case of Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the Record Holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Interests as were evidenced by the Certificate so surrendered.
      (b) Except as provided in Section 4.7, the Company shall not recognize any transfer of Interests until the Certificates evidencing such Interests are surrendered for registration of transfer. No charge shall be imposed by the Company for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5(b), the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.
      (c) By acceptance of the transfer of any Interest in accordance with this Section 4.5 and except as provided in Section 4.7, each transferee of an Interest (including any nominee holder or an agent or representative acquiring such Interests for the account of another Person) (i) shall be admitted to the Company as a Member with respect to the Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Company, with or without execution of this Agreement, (ii) shall be deemed to agree to be bound by the terms of, and shall be deemed to have executed, this Agreement, (iii) shall become the Record Holder of the Interests so transferred, (iv) represents that the transferee has the capacity, power and authority to enter into this Agreement, (v) grants powers of attorney to the Officers of the Company and any Liquidator of the Company and (vi) makes the consents and waivers contained in this Agreement. The transfer of any Interests and the admission of any new Member shall not constitute an amendment to this Agreement.
      (d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.6, (iv) with respect to any series of Interests, the provisions of any statement of designations establishing such series, (v) any contractual provision binding on any Member and (vi) provisions of applicable law including the Securities Act, Interests shall be freely transferable to any Person.
      Section 4.6     Restrictions on Transfers.
      (a) The Company may impose restrictions on the transfer of Interests if it receives an Opinion of Counsel providing that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The Board of

Directors may impose such restrictions by amending this Agreement in accordance with Article XI; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Interests on the principal National Securities Exchange on which such class of Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Interests of such class. Notwithstanding Section 11.10, such approval may be obtained through a written consent of such holders.
      (b) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange on which such Interests are listed for trading.
      Section 4.7     Citizenship Certificates; Non-citizen Assignees.
      (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that the Board of Directors determines would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Member, the Board of Directors may request any Member to furnish to the Company, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Member is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the Company may request. If a Member fails to furnish to the Company, within the aforementioned 30-day period, such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the Board of Directors determines that a Member is not an Eligible Citizen, the Interests owned by such Member shall be subject to redemption in accordance with the provisions of Section 4.8. In addition, the Board of Directors may require that the status of any such Member be changed to that of a Non-citizen Assignee and, thereupon, the Company shall be substituted for such Non-citizen Assignee as the Member in respect of the Non-citizen Assignee’s Interests.
      (b) The Company shall, in exercising voting rights in respect of Interests held by the Company on behalf of Non-citizen Assignees, distribute the votes in the same ratios or for the same candidates for election as Directors as the votes of Members in respect of Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter or election.
      (c) Upon dissolution of the Company, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 10.3, but shall be entitled to the cash equivalent thereof, and the Company shall provide cash in exchange for an assignment of the Non-citizen Assignee’s share of any distribution in kind. Such payment and assignment shall be treated for Company purposes as a purchase by the Company from the Non-citizen Assignee of his Interest (representing his right to receive his share of such distribution in kind).
      (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the Board of Directors, request that, with respect to any Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.8, such Non-citizen Assignee be admitted as a Member, and upon approval of the Board of Directors, such Non-citizen Assignee shall be admitted as a Member and shall no longer constitute a Non-citizen Assignee and the Company shall cease to be deemed to be the Member in respect of such Interests.
      Section 4.8     Redemption of Interests of Non-citizen Assignees.
      (a) If at any time a Member fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.7(a), or, if upon receipt of such Citizenship Certification or other information the Board of Directors determines, with the advice of counsel, that a Member is not an Eligible Citizen, the Company may, unless the Member establishes to the satisfaction of the Board of Directors that such Member is an Eligible Citizen or has transferred his Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the Board of Directors prior to the date fixed for redemption as provided below, redeem the Interest of such Member as follows:

(i) The Board of Directors shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Member, at his last address designated on the records of the Company or the

Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Member would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Interests of the class to be so redeemed multiplied by the number of Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the Board of Directors, in cash or by delivery of a promissory note of the Company in the principal amount of the redemption price, bearing interest at the Prime Rate annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Member, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Member or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Interests.

      (b) The provisions of this Section 4.8 shall also be applicable to Interests held by a Member as nominee of a Person determined to be other than an Eligible Citizen.
      (c) Nothing in this Section 4.8 shall prevent the recipient of a notice of redemption from transferring his Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the Board of Directors shall withdraw the notice of redemption, provided the transferee of such Interest certifies to the satisfaction of the Board of Directors in a Citizenship Certification that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.
ARTICLE V
Capital Contributions and Issuance of Interests
      Section 5.1     Unit Split. Immediately prior to the Initial Offering, the Units representing Interests of the Initial Members as set forth on Exhibit B hereto shall be subdivided at a ratio of 4.25 to 1, resulting in the issuance of 4.25 Units for every Unit then held by the Initial Members.
      Section 5.2     Contributions by Initial Members.
      (a) No Interests will be issued or issuable as of or at the Closing Date and no Units will be issued or issuable as of or at the Closing Date other than as set forth in Section 5.1.
      (b) Each payment by an Initial Member or an Affiliate (other than a Group Member) in satisfaction of all or any portion of the Bond Indenture Indemnity Obligation shall be treated as a Capital Contribution to the Company by such Initial Member in the amount of such payment.
      Section 5.3     Interest and Withdrawal. No interest shall be paid by the Company on Capital Contributions. No Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Company may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to profits, losses or distributions.

      Section 5.4     Capital Accounts.
      (a) The Company shall maintain for each Member (or a beneficial owner of Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Company in accordance with Section 6031(c) of the Code or any other method acceptable to the Company) owning an Interest a separate Capital Account with respect to such Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Company with respect to such Interest pursuant to this Agreement and (ii) all items of Company income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.4(b) and allocated with respect to such Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Interest pursuant to this Agreement and (y) all items of Company deduction and loss computed in accordance with Section 5.4(b) and allocated with respect to such Interest pursuant to Section 6.1.
      (b) For purposes of computing the amount of any item of income, gain, loss or deduction, which is to be allocated pursuant to Article VI and is to be reflected in the Members’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.4, the Company shall be treated as owning directly its proportionate share (as determined by the Board of Directors based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity or arrangement that is classified as a partnership for federal income tax purposes, of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Company to promote the sale of (or to sell) an Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Members pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Company and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Company property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Company’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Company were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.4(d) to the Carrying Value of any Company property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the Board of Directors may adopt.

(vi) If the Company’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Members pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Members to whom such deemed deduction was allocated.

      (c) A transferee of an Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Interest so transferred.
      (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Interests for cash or Contributed Property and the issuance of Interests as consideration for the provision of services, the Capital Account of all Members and the Carrying Value of each Company property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Members at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Company assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Interests shall be determined by the Board of Directors using such method of valuation as it may adopt; provided, however, that the Board of Directors, in arriving at such valuation, must take fully into account the fair market value of the Interests of all Members at such time. The Board of Directors shall allocate such aggregate value among the assets of the Company (in such manner as it determines) to arrive at a fair market value for individual properties.
      (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Member of any Company property (other than a distribution of cash that is not in redemption or retirement of an Interest), the Capital Accounts of all Members and the Carrying Value of all Company property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Members, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Company assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 10.3 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.4(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 10.3, be determined and allocated by the Liquidator using such method of valuation as it may adopt.
      Section 5.5     Issuances of Additional Company Securities.
      (a) Subject to Section 5.6, the Company may issue additional Company Securities, and options, rights, warrants and appreciation rights relating to the Company Securities for any Company purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Members.
      (b) Each additional Company Security authorized to be issued by the Company pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Company Securities), as shall be fixed by the Board of Directors and reflected in a written action or actions approved by the Board of Directors in compliance with Section 7.1(g) (each, an “Interest Designation”), including (i) the right to share Company profits and losses or items thereof; (ii) the right to share in Company distributions; (iii) the rights upon dissolution and liquidation of the Company; (iv) whether, and the terms and conditions upon which, the Company may redeem the Company Security; (v) whether such Company Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Company Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Company Security; and (viii) the right, if any, of each such Company Security to vote on Company matters, including matters relating to the relative rights, preferences and privileges of such Company Security. An Interest Designation (or any resolution of the Board of Directors amending any Interest Designation) shall be effective when duly executed and attested original of the same is delivered to the Secretary of the Company for inclusion among the permanent records of the Company.
      (c) The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Company Securities and options, rights, warrants and appreciation rights relating to Company Securities pursuant to this Section 5.5, (ii) the admission of Additional Members and (iii) all additional issuances of Company Securities. The Board of Directors shall determine the relative designations, preferences, rights, powers and duties of the holders of the Units or other Company Securities being so issued. The Board of Directors shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Company Securities pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Company Securities are listed for trading.
      Section 5.6     Limitations on Issuance of Additional Company Securities. The issuance of Company Securities pursuant to Section 5.5 shall be subject to the following restrictions and limitations: No fractional Units shall be issued by the Company.
      Section 5.7     No Preemptive Rights. No Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Company Security, whether unissued, held in the treasury or hereafter created.
      Section 5.8     Splits and Combinations.
      (a) Subject to Section 5.8(d), the Company may make a Pro Rata distribution of Company Securities to all Record Holders or may effect a subdivision or combination of Company Securities so long as, after any such event, each Member shall have the same Percentage Interest in the Company as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactive to the date of formation of the Company.
      (b) Whenever such a distribution, subdivision or combination of Company Securities is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Company Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.
      (c) Promptly following any such distribution, subdivision or combination, the Company may issue Certificates to the Record Holders of Company Securities as of the applicable Record Date representing the new number of Company Securities held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Company Securities Outstanding, the Company shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

      (d) The Company shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6 and this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).
      Section 5.9     Fully Paid and Non-Assessable Nature of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be validly issued, fully paid and non-assessable Interests in the Company, except as such non-assessability may be affected by Sections 18-607 or 18-804 of the Delaware Act and except to the extent otherwise provided in this Agreement.
ARTICLE VI
Allocations and Distributions
      Section 6.1     Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company’s items of income, gain, loss and deduction (computed in accordance with Section 5.4(b)) shall be allocated among the Members in each taxable year (or portion thereof) as provided herein below.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated to the Unitholders in accordance with their respective Percentage Interests.

(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated to the Unitholders in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account).

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 10.3.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.4(d)), such Net Termination Gain shall be allocated among the Members in the following manner (and the Capital Accounts of the Members shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Member having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Members, until each such Member has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account; and

(B) Second, 100% to all Unitholders in accordance with their respective Percentage Interests.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.4(d)), such Net Termination Loss shall be allocated among the Members in the following manner:

(A) First, to the Unitholders, Pro Rata, until the Capital Account in respect of each Unit then Outstanding has been reduced to zero; and

(B) Second, the balance, if any, 100% to all Unitholders in accordance with their respective percentage Interests.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Company Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Company Minimum Gain during any Company taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Member’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Company Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Member Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Company taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Member’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Intentionally left blank.

(iv) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v) Gross Income Allocations. In the event any Member has a deficit balance in its Capital Account at the end of any Company taxable period in excess of the sum of (A) the amount such Member is required to restore pursuant to the provisions of this Agreement and (B) the amount such Member is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Members in accordance with their respective Percentage Interests. If the Board of Directors determines that the Company’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Board of Directors is authorized, upon notice to the other Members, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, such Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Members agree that Nonrecourse Liabilities of the Company in excess of the sum of (A) the amount of Company Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Members in accordance with their respective Percentage Interests.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss or deduction allocated to each Member pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Member under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Company Minimum Gain and (2) Member Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Member Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(x)(A) shall only be made with respect to Required Allocations to the extent the Board of Directors reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Members. Further, allocations pursuant to this Section 6.1(d)(x)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the Board of Directors determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The Board of Directors shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Members in a manner that is likely to minimize such economic distortions.

(xi) Certain Allocations to Initial Members. Any deduction or loss attributable to losses, costs, damages, expenses and compliance costs suffered or incurred by the Company Group, which an Initial Member or an Affiliate (other than a Group Member) has funded or agreed to fund and which constitute Bond Indenture Indemnity Obligations, shall be allocated to such Initial Member.
      Section 6.2     Allocations for Tax Purposes.
      (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.
      (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Members as follows:

(i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Members in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Members in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Members in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.4(d)(i) or 5.4(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Members in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Members in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The Board of Directors shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

      (c) For the proper administration of the Company and for the preservation of uniformity of the Units (or any class or classes thereof), the Board of Directors shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Units (or any class or classes thereof). The Board of Directors may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Members, the holders of any class or classes of Units issued and Outstanding or the Company, and if such allocations are consistent with the principles of Section 704 of the Code.
      (d) The Board of Directors may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Company’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the Board of Directors determines that such reporting position cannot be taken, the Board of Directors may adopt depreciation and amortization conventions under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Company’s property. If the Board of Directors chooses not to utilize such aggregate method, the Board of Directors may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Interests, so long as such conventions would not have a material adverse effect on the Members or the Record Holders of any class or classes of Units.

      (e) Any gain allocated to the Members upon the sale or other taxable disposition of any Company asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Members (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.
      (f) All items of income, gain, loss, deduction and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Company; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the Board of Directors) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.
      (g) Each item of Company income, gain, loss and deduction shall, for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Members as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Members as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Company or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the Board of Directors, shall be allocated to the Members as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The Board of Directors may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.
      (h) Allocations that would otherwise be made to a Member under the provisions of this Article VI shall instead be made to the beneficial owner of Units held by a nominee in any case in which the nominee has furnished the identity of such owner to the Company in accordance with Section 6031(c) of the Code or any other method determined by the Board of Directors.
      Section 6.3     Requirement of Distributions; Distributions to Record Holders.
      (a) Within 50 days following the end of each Quarter commencing with the Quarter ending on [                    , 2006], an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 18-607 of the Delaware Act, be distributed in accordance with this Article VI by the Company to the Members as of the Record Date selected by the Board of Directors. All distributions required to be made under this Agreement shall be made subject to Sections 18-607 and 18-804 of the Delaware Act.
      (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Company, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 10.3(a).
      (c) The Board of Directors may treat taxes paid by the Company on behalf of, or amounts withheld with respect to, all or less than all of the Members, as a distribution of Available Cash to such Members.
      (d) Each distribution in respect of an Interest shall be paid by the Company, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.
      Section 6.4     Distributions of Available Cash. Available Cash with respect to any Quarter, subject to Section 18-607 of the Delaware Act and except as otherwise required by Section 5.6(b) in respect of other Company Securities issued pursuant thereto, shall be distributed 100% to all Unitholders in accordance with their respective Percentage Interests.

ARTICLE VII
Management and Operation of Business
      Section 7.1     Board of Directors.
      (a) Except as otherwise expressly provided in this Agreement, the business and affairs of the Company shall be managed by or under the direction of a Board of Directors (the “Board of Directors”). As provided in Section 7.4, the Board of Directors shall have the power and authority to appoint Officers of the Company. The Directors and Officers shall constitute “managers” within the meaning of the Delaware Act. No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company. Except as otherwise specifically provided in this Agreement, the authority and functions of the Board of Directors, on the one hand, and of the Officers, on the other, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL. In addition to the powers that now or hereafter can be granted to managers under the Delaware Act and to all other powers granted under any other provision of this Agreement subject to Section 7.3, the Board of Directors shall have full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Company Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XII);

(iv) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company, its Subsidiaries and the MLP; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment of obligations of the Company, its Subsidiaries and the MLP and the making of capital contributions to any member of the Company, its Subsidiaries and the MLP;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company under contractual arrangements to all or particular assets of the Company);

(vi) the distribution of Company cash;

(vii) the selection and dismissal of officers, employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring, the creation and operation of employee benefit plans, employee programs and employee practices;

(viii) the maintenance of insurance for the benefit of the Company Group, the Members and the Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member, the MLP and its Subsidiaries from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Company, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.6);

(xiii) unless restricted or prohibited by Section 5.6, the purchase, sale or other acquisition or disposition of Company Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Company Securities;

(xiv) the undertaking of any action in connection with the Company’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member.

      (b) The Board of Directors shall consist of not fewer than three nor more than 12 natural Persons; provided, however, that upon closing of the Initial Offering, there shall only be two directors, with the Members appointing one additional Independent Director within 90 days of the listing of the Units on the New York Stock Exchange, Inc. (or such other National Securities Exchange on which the Units are listed for trading) and one additional Independent Director within 12 months of such listing or within such other time period as may be required by the New York Stock Exchange, Inc. (or such other National Securities Exchange on which the Units are listed for trading). Each Director shall be elected as provided in Section 7.1(c) and shall serve in such capacity until his successor has been duly elected and qualified or until such Director dies, resigns or is removed. A Director may resign at any time upon written notice to the Company. The Board of Directors may from time to time determine the number of Directors then constituting the whole Board of Directors, but the Board of Directors shall not decrease the number of Persons that constitute the whole Board of Directors if such decrease would shorten the term of any Director.
      (c) The Board of Directors shall be divided into two classes, Class I and Class II. The number of Directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of Directors by two, and if a fraction is also contained in such quotient then the extra Director shall be a member of Class I. Each Director shall serve for a term ending on the date of the second annual meeting following the annual meeting at which such Director was elected; provided, however, that the Directors initially appointed to Class I shall serve for a term ending on the date of the first annual meeting next following December 31, 2006 and the Directors initially appointed to Class II shall serve for a term ending on the date of the second annual meeting next following December 31, 2006. One class of the Directors shall be elected at each annual meeting of the Members. If any such annual meeting is not held or the Directors are not elected thereat, the Directors may be elected at any special meeting of Members held for that purpose. The nomination of Persons to serve as Directors and the election of the Board of Directors shall be in accordance with Article XI hereof.
      (d) Subject to applicable law and the rights of the holders of any series of Interests, in the case of any increase in the number of Directors, the newly created directorships resulting from such increase shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the number of Directors in the respective classes into conformity with the formula in Section 7.1(c) as applied to the new authorized number of Directors, and vacancies existing on the Board of Directors (including a vacancy created by virtue of an increase in the size of the Board of Directors) may be filled only by the affirmative vote of a majority of the Directors then serving, even if less than a quorum. Any Director chosen to fill a vacancy shall hold office for the remaining term of the directorship to which appointed and shall service for the unexpired term of office or until his successor has been duly elected and qualified or until such Director’s earlier resignation or removal. Subject to the rights of the holders of any series of Interests, any Director, and the entire Board of Directors, may be removed from office at any time by the affirmative vote of Members holding a majority of the Percentage Interest of all Members entitled to vote; provided, however, that no Director may be removed (whether voting on the removal of an individual Director or the removal of the entire Board of Directors) without cause if the votes cast against such Director’s removal would be sufficient to elect such Director if then cumulatively voted at an election of the entire Board of Directors.
      In the event of any decrease in the authorized number of Directors, (i) each Director then serving as such shall nevertheless continue as a Director of the class of which he is a member until the expiration of his current term, or his prior death, resignation or removal, and (ii) the newly eliminated directorships resulting from such decrease shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the number of Directors in the respective classes into conformity with the formula in Section 7.1(c) as applied to the new authorized number of Directors.
      (e) Directors need not be Members. The Board of Directors may, from time to time and by the adoption of resolutions, establish qualifications for Directors.
      (f) Unless otherwise required by the Delaware Act, other law or the provisions hereof,

(i) each member of the Board of Directors shall have one vote;

(ii) the presence at a meeting of the Board of Directors of a majority of the members of the Board of Directors shall constitute a quorum at any such meeting for the transaction of business; and

(iii) the act of a majority of the members of the Board of Directors present at a meeting of the Board of Directors at which a quorum is present shall be deemed to constitute the act of the Board of Directors.

      (g) Regular meetings of the Board of Directors and any committee thereof shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors or such committee. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors or meetings of any committee thereof may be called by the Chairman of the Board or on the written request of any three Directors or committee members, as applicable, to the Secretary, in each case on at least twenty-four hours personal, written, facsimile, electronic, telegraphic, cable or wireless notice to each Director or committee member, which notice may be waived by any Director. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a Director at a meeting (including pursuant to the last sentence of this Section 7.1(g)) shall constitute a waiver of notice of such meeting, except where such Director attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Directors, or any committee thereof, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by all members of the Board of Directors or committee. Members of the Board of Directors or any committee thereof may participate in and hold a meeting by means of conference telephone, video conference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in Person at the meeting.
      (h) The Board of Directors may, by resolution of a majority of the full Board of Directors, designate one or more committees, each committee to consist of one or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified Director at any meeting of such committee. Any such committee, to the extent provided in the resolution of the Board of Directors or in this Agreement, shall have and may exercise all powers and authority of the Board of Directors in the management of the business and affairs of the Company; but no such committee shall have the power or authority in reference to the following matters: approving or adopting, or recommending to the Members, any action or matter expressly required by this Agreement or the Delaware Act to be submitted to the Members for approval or adopting, amending or repealing any provision of this Agreement. Unless specified by resolution of the Board of Directors, any committee designated pursuant to this Section 7.1(h) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, and, subject to Section 7.1(g), shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present at a meeting of which a quorum is present shall be necessary for the adoption by the committee of any resolution.
      (i) The Board of Directors may elect one of its members as Chairman of the Board (the “Chairman of the Board”). The Chairman of the Board, if any, and if present and acting, shall preside at all meetings of the Board of Directors and of Members, unless otherwise directed by the Board of Directors. If the Board of Directors does not elect a Chairman or if the Chairman is absent from the meeting, the Chief Executive Offer, if present and a Director, or any other Director chosen by the Board of Directors, shall preside. In the absence of a Secretary, the chairman of the meeting may appoint any Person to serve as Secretary of the meeting.
      (j) Unless otherwise restricted by law, the Board of Directors shall have the authority to fix the compensation of the Directors. The Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as Director. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may also be paid their expenses, if any, of and allowed compensation for attending committee meetings.
      (k) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Members and each other Person who may acquire an interest in Company Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the Board of Directors (on its own or through any Officer of the Company) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Company without any further act, approval or vote of the Members or the other Persons who may acquire an interest in Company Securities; and (iii) agrees that the execution, delivery or performance by the Company, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by any Affiliate of the Company of the rights accorded pursuant to Article XIII) shall not constitute a breach by the Board of Directors or any Officer of any duty that the Board of Directors or any Officer may owe the Company or the Members or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.
      Section 7.2     Certificate of Formation. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The Board of Directors shall use all reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Delaware or any other state in which the Company may elect to do business or own property. To the extent that the Board of Directors determines such action to be necessary or appropriate, the Board of Directors shall direct the appropriate Officers of the Company to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a limited liability company under the laws of the State of Delaware or of any other state in which the Company may elect to do business or own property. Subject to the terms of Section 3.4(a), the Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.
      Section 7.3     Restrictions on the Board of Directors’ Authority.
      (a) Except as otherwise provided in this Agreement, the Board of Directors may not, without written approval of the specific act by holders of all of the Outstanding Interests or by other written instrument executed and delivered by holders of all of the Outstanding Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.
      (b) Except as provided in Articles X and XII, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Company Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Company or its Subsidiaries the sale, exchange or other dispose of all or substantially all of the assets of the MLP, without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the Board of Directors’ ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Company Group and shall not apply to any forced sale of any or all of the assets of the Company Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.
      Section 7.4     Officers.
      (a) The Board of Directors shall have the power and authority to appoint such officers with such titles, authority and duties as determined by the Board of Directors. Such Persons so designated by the Board of Directors shall be referred to as “Officers.” Unless provided otherwise by resolution of the Board of Directors, the Officers shall have the titles, power, authority and duties described below in this Section 7.4.
      (b) The Officers of the Company shall include a Chairman of the Board, a Chief Executive Officer, a President, and a Secretary, and may also include a Vice Chairman, Chief Operating Officer, Treasurer, one or more Vice Presidents (who may be further classified by such descriptions as “executive,” “senior,” “assistant” or otherwise, as the Board of Directors shall determine), one or more Assistant Secretaries and one or more Assistant Treasurers. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of Members and as necessary to fill vacancies. Each Officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any number of offices may be held by the same Person. The compensation of Officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such Officers as may be designated by resolution of the Board of Directors.
      (c) Any Officer may resign at any time upon written notice to the Company. Any Officer, agent or employee of the Company may be removed by the Board of Directors with or without cause at any time. The Board of Directors may delegate the power of removal as to Officers, agents and employees who have not been appointed by the Board of Directors. Such removal shall be without prejudice to a Person’s contract rights, if any, but the appointment of any Person as an Officer, agent or employee of the Company shall not of itself create contract rights.
      (d) The President shall be the Chief Executive Officer of the Company unless the Board of Directors designates the Chairman of the Board as Chief Executive Officer. Subject to the control of the Board of Directors and the executive committee (if any), the Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Company with all such powers as may be reasonably incident to such responsibilities; he may employ and discharge employees and agents of the Company except such as shall be appointed by the Board of Directors, and he may delegate these powers; he may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Company, and shall have such other powers and duties as designated in accordance with this Agreement and as from time to time may be assigned to him by the Board of Directors.
      (e) If elected, the Chairman of the Board shall preside at all meetings of the Members and of the Board of Directors; and shall have such other powers and duties as designated in this Agreement and as from time to time may be assigned to him by the Board of Directors.
      (f) Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Company; and, unless the Board of Directors otherwise determines, shall, in the absence of the Chairman of the Board or if there be no Chairman of the Board, preside at all meetings of the Members and (should he be a Director) of the Board of Directors; and he shall have such other powers and duties as designated in accordance with this Agreement and as from time to time may be assigned to him by the Board of Directors.
      (g) In the absence of the President, or in the event of his inability or refusal to act, a Vice President designated by the Board of Directors shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the

Board of Directors of a Vice President to perform the duties of the President, or in the event of his absence or inability or refusal to act, the Vice President who is present and who is senior in terms of uninterrupted time as a Vice President of the Company shall so act. The Vice President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe. Unless otherwise provided by the Board of Directors, each Vice President will have authority to act within his or her respective areas and to sign contracts relating thereto.
      (h) The Treasurer shall have responsibility for the custody and control of all the funds and securities of the Company and shall have such other powers and duties as designated in this Agreement and as from time to time may be assigned to the Treasurer by the Board of Directors. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Chief Executive Officer and the Board of Directors. Each Assistant Treasurer shall have the usual powers and duties pertaining to his office, together with such other powers and duties as designated in this Agreement and as from time to time may be assigned to him by the Chief Executive Officer or the Board of Directors. The Assistant Treasurers shall exercise the powers of the Treasurer during that Officer’s absence or inability or refusal to act. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.
      (i) The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the Members and the Board of Directors. The Secretary shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall, in respect of any other Person dealing with the Company, be conclusive evidence of his power to act. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.
      (j) The Board of Directors may from time to time delegate the powers or duties of any Officer to any other Officers or agents, notwithstanding any provision hereof.
      (k) Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President or any Officer of the Company authorized by the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of Members of or with respect to any action of equity holders of any other entity in which the Company may hold securities and otherwise to exercise any and all rights and powers which the Company may possess by reason of its ownership of securities in such other entities.
      Section 7.5     Outside Activities. Except as otherwise provided for in the Omnibus Agreement or the Non-Compete Agreement, as applicable, (a) it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of any Director for Affiliates of such Director to engage in outside business interests and activities in preference to or to the exclusion of the Company or in direct competition with the Company; provided such Affiliate does not engage in such business or activity as a result of or using confidential information provided by or on behalf of the Company to such Director and (b) Directors shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Company that may become available to Affiliates of such Director. None of any Group Member, any Member or any other Person shall have any rights by virtue of a Director’s duties as a Director, this Agreement or any Group Member Agreement in any business ventures of any Director.
      Section 7.6     Loans or Contributions from the Company or Group Members.
      (a) The Company may lend or contribute to any Group Member, and any Group Member may borrow from the Company, funds on terms and conditions determined by the Board of Directors.
      (b) No borrowing by any Group Member or the approval thereof by the Board of Directors shall be deemed to constitute a breach of any duty (including any fiduciary duty), expressed or implied, of the Board of Directors to the Company or the Members by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to enable distributions to the Members.

      Section 7.7     Indemnification.
      (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful.
      (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.
      (c) The indemnification, advancement of expenses and other provisions of this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Interests entitled to vote on such matter, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.
      (d) The Company may purchase and maintain insurance, on behalf of its Directors and Officers, and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company’s activities or such Person’s activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.
      (e) For purposes of the definition of Indemnitee in this Section 7.7, the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by such Indemnitee of his duties to the Company also imposes duties on, or otherwise involves services by, such Indemnitee to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by such Indemnitee with respect to any employee benefit plan in the performance of such Indemnitee’s duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in, or not opposed to, the best interests of the Company.
      (f) Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Company, it being agreed that the Members shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.
      (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.
      (h) The indemnification, advancement of expenses and other provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

      (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.
      Section 7.8     Exculpation of Liability of Indemnitees.
      (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Company or the Members for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final, non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.
      (b) Subject to its obligations and duties as Board of Directors set forth in this Article VII, the Board of Directors may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Board of Directors shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors in good faith.
      (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Members, the Directors and any other Indemnitee acting in connection with the Company’s business or affairs shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate or otherwise modify the duties (including fiduciary duties) and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Indemnitee.
      (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of any Indemnitee under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an Indemnitee hereunder prior to such amendment, modification or repeal.
      Section 7.9     Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.
      (a) Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between one or more Directors or their respective Affiliates, on the one hand, and the Company, or any Group Member or any Member, on the other, any resolution or course of action by the Board of Directors or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Members, and shall not constitute a breach of this Agreement, of any agreement contemplated herein, or of any duty stated or implied by law or equity, including any fiduciary duty, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Units held by disinterested parties, (iii) on terms no less favorable to the Company than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Company, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Company). The Board of Directors shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the Board of Directors may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) and (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Member or by or on behalf of such Member or any other

Member or the Company challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Members and shall not constitute a breach of this Agreement.
      (b) The Members hereby authorize the Board of Directors, on behalf of the Company as a partner or member of a Group Member, to approve of actions by the Board of Directors or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.9.
      Section 7.10     Duties of Officers and Directors.
      (a) Except as otherwise expressly provided in Section 7.5, 7.6, 7.7, 7.8 and 7.9 or elsewhere in this Agreement, the duties and obligations owed to the Company and to the Members by the Officers and Directors, shall be the same as the respective duties and obligations owed to a corporation organized under DGCL by its officers and directors, respectively.
      (b) A Director shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the Company and on such information, opinions, reports or statements presented to the Company by any of the Company’s Officers or employees, or committees of the Board of Directors, or by any other Person as to matters the Director reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.
      (c) The Board of Directors shall have the right, in respect of any of its powers or obligations hereunder, to act through a duly appointed attorney or attorneys-in-fact or the duly authorized Officers of the Company.
      Section 7.11     Purchase or Sale of Company Securities. The Board of Directors may cause the Company to purchase or otherwise acquire Company Securities.
      Section 7.12     Registration Rights of the Initial Members and their Affiliates.
      (a) If (i) the Initial Members or any Affiliate of the Initial Members (including for purposes of this Section 7.12, any Person that is an Affiliate of the Initial Members at the date hereof notwithstanding that it may later cease to be an Affiliate of the Initial Members) holds Company Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Company Securities (the “Holder”) to dispose of the number of Company Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Company shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Company Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Company Securities specified by the Holder; provided, however, that the Company shall not be required to effect more than three registrations pursuant to this Section 7.12(a) and 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that the registration would be materially detrimental to the Company and its Members because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Company or the MLP, (y) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (z) render the Company unable to comply with requirements under applicable securities laws, then the Company shall have the right to postpone such requested registration for a period of not more than three months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than twice in any twelve-month period. Except as provided in the preceding sentence, the Company shall be deemed not to have used all reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Company Securities covered thereby not being able to offer and sell such Company Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Company shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Company Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Company Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company, without reimbursement by the Holder.
      (b) If any Holder holds Company Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Company Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Company shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Company Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Company Securities specified by the Holder on an appropriate form under Rule 415 of the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Company shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Company and its Members because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Company or the MLP, (y) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (z) render the Company unable to comply with requirements under applicable securities laws, then the Company shall have the right to postpone such requested registration for a period of not more than three months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than twice in any twelve-month period. Except as provided in the preceding sentence, the Company shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Company Securities covered thereby not being able to offer and sell such Company Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to this Section 7.12(b), the Company shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Company Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Company Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company, without reimbursement by the Holder.
      (c) If the Company shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Company for cash (other than an offering relating solely to an employee benefit plan), the Company shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Company is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Company and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Company Securities would adversely and materially affect the success of the offering, the Company shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Company, without reimbursement by the Holder.
      (d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Company shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Company’s obligation under Section 7.7, the Company shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Company Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Company shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Indemnified Person specifically for use in the preparation thereof.
      (e) The provisions of Section 7.12(a), Section 7.12(b) and Section 7.12(c) shall continue to be applicable with respect to any of the Initial Members’ Affiliates after such Initial Member ceases to be a Member of the Company, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Company Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Company shall not be required to file successive registration statements covering the same Company Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.
      (f) The rights to cause the Company to register Company Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Company Securities, provided (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Company Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.
      (g) Any request to register Company Securities pursuant to this Section 7.12 shall (i) specify the Company Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Company Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Company Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Company to comply with all applicable requirements in connection with the registration of such Company Securities.

      Section 7.13     Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Board of Directors and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company, and such Person shall be entitled to deal with the Board of Directors or any Officer as if it were the Company’s sole party in interest, both legally and beneficially. Each Member hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors or any Officer in connection with any such dealing. In no event shall any Person dealing with the Board of Directors or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Board of Directors or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.
ARTICLE VIII
Books, Records, Accounting and Reports
      Section 8.1     Records and Accounting. The Board of Directors shall keep or cause to be kept at the principal office of the Company appropriate books and records with respect to the Company’s business, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement. Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Record Holders of Units or other Company Securities, books of account and records of Company proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.
      Section 8.2     Fiscal Year. The fiscal year of the Company shall be a fiscal year ending December 31.
      Section 8.3     Reports.
      (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Company, the Board of Directors shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Company for such fiscal year of the Company, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, equity and cash flows, such statements to be audited by a registered public accounting firm selected by the Board of Directors.
      (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Board of Directors shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Company and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the Board of Directors determines to be necessary or appropriate.

ARTICLE IX
Tax Matters
      Section 9.1     Tax Returns and Information. The Company shall timely file all returns of the Company that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Company’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.
      Section 9.2     Tax Elections.
      (a) The Company shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Board of Directors’ determination that such revocation is in the best interests of the Members. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the Board of Directors shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Interest will be deemed to be the lowest quoted closing price of the Interests on any National Securities Exchange on which such Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.
      (b) Except as otherwise provided herein, the Board of Directors shall determine whether the Company should make any other elections permitted by the Code.
      Section 9.3     Tax Controversies. Subject to the provisions hereof, the Board of Directors shall designate one Member as the Tax Matters Partner (as defined in the Code). The Tax Matters Partner is authorized and required to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.
      Section 9.4     Withholding. Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required to cause the Company and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including, without limitation, by reason of Section 1446 of the Code), the Board of Directors may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Member.
ARTICLE X
Dissolution and Liquidation
      Section 10.1     Dissolution. The Company shall not be dissolved by the admission of Substituted Members or Additional Members. The Company shall dissolve, and its affairs shall be wound up, upon:

(a) an election to dissolve the Company by the Board of Directors that is approved by the holders of a Unit Majority;

(b) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Company and the Company’s Subsidiaries; or

(c) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act.

      Section 10.2     Liquidator. Upon dissolution of the Company, the Board of Directors shall select one or more Persons to act as Liquidator. The Liquidator (if other than the Board of Directors) shall be entitled to receive such compensation for its services as may be approved by holders of a Unit Majority. The Liquidator (if other than the Board of Directors) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article X, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein.
      Section 10.3     Liquidation. The Liquidator shall proceed to dispose of the assets of the Company, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 18-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Members on such terms as the Liquidator and such Member or Members may agree. If any property is distributed in kind, the Member receiving the property shall be deemed for purposes of Section 10.3(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Members. The Liquidator may defer liquidation or distribution of the Company’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Company’s assets would be impractical or would cause undue loss to the Members. The Liquidator may distribute the Company’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Members.

(b) Liabilities of the Company include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 10.2) and amounts to Members otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 10.3(b) shall be distributed to the Members in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 10.3(c)) for the taxable year of the Company during which the liquidation of the Company occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

      Section 10.4     Cancellation of Certificate of Formation. Upon the completion of the distribution of Company cash and property as provided in Section 10.3 in connection with the liquidation of the Company, the Company shall be terminated and the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.
      Section 10.5     Return of Contributions. None of any member of the Board of Directors or any Officer of the Company will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company to enable it to effectuate, the return of the Capital Contributions of the Members or Unitholders,

or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.
      Section 10.6     Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company property.
      Section 10.7     Capital Account Restoration. No Member shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Company.
      Section 10.8     Certain Prohibited Acts. Without obtaining Special Approval, the Company shall not take any action to cause the MLP to (i) make or consent to a general assignment for the benefit of the MLP’s creditors; (ii) file or consent to the filing of any bankruptcy, insolvency or reorganization petition for relief under the United States Bankruptcy Code naming the MLP or otherwise seek, with respect to the MLP, relief from debts or protection from creditors generally; (iii) file or consent to the filing of a petition or answer seeking for the MLP a liquidation, dissolution, arrangement, or similar relief under any law; (iv) file an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the MLP in a proceeding of the type described in clauses (i) — (iii) of this Section 10.8; (v) seek, consent to or acquiesce in the appointment of a receiver, liquidator, conservator, assignee, trustee, sequestrator, custodian or any similar official for the MLP or for all or any substantial portion of its properties; (vi) sell all or substantially all of its assets, except in accordance with Section 7.3; (vii) dissolve or liquidate, except in accordance with this Article X; or (viii) merge or consolidate, except in accordance with Article XII.
ARTICLE XI
Amendment of Agreement; Meetings of Members; Record Date
      Section 11.1     Amendment of Limited Liability Company Agreement.
      (a) General Amendments. Except as provided in Section 11.1(b) and Section 11.1(c), the Board of Directors may amend any of the terms of this Agreement but only in compliance with the terms, conditions and procedures set forth in this Section 11.1(a). If the Board of Directors desires to amend any provision of this Agreement other than pursuant to Section 11.1(c), then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the Members entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the Members. Amendments to this Agreement may be proposed only by or with the consent of the Board of Directors. Such special or annual meeting shall be called and held upon notice in accordance with Section 11.2 and Section 11.3 of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Board of Directors shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment shall be effective upon its approval by a Unit Majority, unless a greater percentage is required under this Agreement or by Delaware law.
      (b) Super-Majority Amendments. Notwithstanding Section 11.1(a) but subject to Section 11.1(c), the affirmative vote of the holders of at least 75% of all Outstanding Units, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal subsection (d) of Section 7.1, this subsection (b) of Section 11.1, Section 11.2, subsection (d) of Section 11.3, subsections (b) or (c) of Section 11.8, Section 11.10 or Section 11.13.
      (c) Amendments to be Adopted Solely by the Board of Directors. Notwithstanding Section 11.1(a) and Section 11.1(b), the Board of Directors, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(i) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(ii) admission, substitution, withdrawal or removal of Members in accordance with this Agreement;

(iii) a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(iv) a change that the Board of Directors determines (A) does not adversely affect the Members (including any particular class of Interests as compared to other classes of Interests) in any material respect, (B) to be necessary or appropriate to (1) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (2) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the Board of Directors deems to be in the best interests of the Company and the Members, (C) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.8 or (D) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(v) a change in the fiscal year or taxable year of the Company and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company including, if the Board of Directors shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Company;

(vi) an amendment that is necessary, in the Opinion of Counsel, to prevent the Company or its Directors, Officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(vii) subject to the terms of Section 5.6, an amendment that the Board of Directors determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Company Securities pursuant to Section 5.5;

(i) an amendment that the Board of Directors, in its sole discretion, determines to be necessary or appropriate to implement a defensive Unitholder rights plan similar to a shareholder rights plan, or “poison pill,” for corporations, including the issuance of a dividend of rights to each Unitholder that would become exercisable if any Person or Group acquires ownership in excess of a specified percentage of the Units or initiated a tender offer for in excess of that specified percentage percent of the Units. Each right will entitle Unitholders to purchase a fractional share of a new class of preferred units, which would convert into the right for Unitholders other than such Person or Group to purchase Units [at half of the then Current Market Price of the Units]. The rights issued pursuant to any such Unitholder rights plan must be redeemable by the Company for not more than $0.01 per right;

(viii) any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(ix) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 12.3;

(x) an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Company of, or investment by the Company in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Company of activities permitted by the terms of Section 2.4;

(xi) a merger or conveyance pursuant to Section 12.3(d); or

(xii) any other amendments substantially similar to the foregoing.

      Section 11.2     Amendment Requirements.
      (a) Notwithstanding the provisions of Section 11.1, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.
      (b) Notwithstanding the provisions of Section 11.1, no amendment to this Agreement may (i) enlarge the obligations of any Member without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 11.2(c), (ii) change Section 10.1(a), (iii) change the term of the Company or, (iv) except as set forth in Section 10.1(a), give any Person the right to dissolve the Company.
      (c) Except as provided in Section 12.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Members as contemplated in Section 11.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Interests in relation to other classes of Interests must be approved by the holders of not less than a majority of the Outstanding Interests of the class affected.
      (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 11.1 and except as otherwise provided by Section 12.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Company obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Member under applicable law.
      Section 11.3     Unitholder Meetings.
      (a) All acts of Members to be taken hereunder shall be taken in the manner provided in this Article XI. An annual meeting of the Members for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and place as the Board of Directors shall specify, which date shall be within 13 months of the last annual meeting of Members. If authorized by the Board of Directors, and subject to such guidelines and procedures as the Board of Directors may adopt, Members and proxyholders not physically present at a meeting of Members, may by means of remote communication participate in such meeting, and be deemed present in person and vote at such meeting provided that the Company shall implement reasonable measures to verify that each Person deemed present and permitted to vote at the meeting by means of remote communication is a Member or proxyholder, to provide such Members or proxyholders a reasonable opportunity to participate in the meeting and to record the votes or other action made by such Members or proxyholders.
      (b) A failure to hold the annual meeting of the Members at the designated time or to elect a sufficient number of Directors to conduct the business of the Company shall not affect otherwise valid acts of the Company or work a forfeiture or dissolution of the Company. If the annual meeting for election of Directors is not held on the date designated therefor, the Directors shall cause the meeting to be held as soon as is convenient. If there is a failure to hold the annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the date of this Agreement or its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any Member or Director. The Outstanding Units present at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting, notwithstanding any provision of this Agreement to the contrary. The Delaware Court of Chancery may issue such orders as may be appropriate, including orders designating the time and place of such meeting, the record date for determination of Unitholders entitled to vote, and the form of notice of such meeting.
      (c) All elections of Directors will be by written ballots; if authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be reasonably determined that the electronic transmission was authorized by the Member or proxyholder.

      (d) Special meetings of the Members may be called only by a majority of the Board of Directors. No Members or group of Members, acting in its or their capacity as Members, shall have the right to call a special meeting of the Members.
      Section 11.4     Notice of Meetings of Members.
      (a) Notice, stating the place, day and hour of any annual or special meeting of the Members, as determined by the Board of Directors, and (i) in the case of a special meeting of the Members, the purpose or purposes for which the meeting is called, as determined by the Board of Directors or (ii) in the case of an annual meeting, those matters that the Board of Directors, at the time of giving the notice, intends to present for action by the Members, shall be delivered by the Company not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, in a manner and otherwise in accordance with Section 14.1 to each Record Holder who is entitled to vote at such meeting. Such further notice shall be given as may be required by Delaware law. The notice of any meeting of the Members at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the Board of Directors intends to present for election. Only such business shall be conducted at a special meeting of Members as shall have been brought before the meeting pursuant to the Company’s notice of meeting. Any previously scheduled meeting of the Members may be postponed, and any special meeting of the Members may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of the Members.
      (b) The Board of Directors shall designate the place of meeting for any annual meeting or for any special meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company.
      Section 11.5     Record Date. For purposes of determining the Members entitled to notice of or to vote at a meeting of the Members, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). If no Record Date is fixed by the Board of Directors, the Record Date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given. A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment or postponement of the meeting; provided, however, that the Board of Directors may fix a new Record Date for the adjourned or postponed meeting.
      Section 11.6     Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 30 days. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XI.
      Section 11.7     Waiver of Notice; Approval of Meeting. Whenever notice to the Members is required to be given under this Agreement, a written waiver, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a Person at any such meeting of the Members shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Members need be specified in any written waiver of notice unless so required by resolution of the Board of Directors. All waivers and approvals shall be filed with the Company records or made part of the minutes of the meeting.
      Section 11.8     Quorum; Required Vote for Member Action; Voting for Directors.
      (a) At any meeting of the Members, the holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum of such class or classes unless any such action by the Members requires approval by holders of a greater percentage of

Outstanding Units, in which case the quorum shall be such greater percentage. The submission of matters to Members for approval and the election of Directors shall occur only at a meeting of the Members duly called and held in accordance with this Agreement at which a quorum is present; provided, however, that the Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Interests specified in this Agreement. Any meeting of Members may be adjourned from time to time by the chairman of the meeting to another place or time, without regard to the presence of a quorum.
      (b) Each Outstanding Unit shall be entitled to one vote per Unit on all matters submitted to Members for approval and in the election of Directors.
      (c) All matters (other than the election of Directors) submitted to Members for approval shall be determined by a majority of the votes cast affirmatively or negatively by Members holding Outstanding Units unless a greater percentage is required with respect to such matter under the Delaware Act, under the rules of any National Securities Exchange on which the Units are listed for trading, or under the provisions of this Agreement, in which case the approval of Members holding Outstanding Units that in the aggregate represent at least such greater percentage shall be required.
      (d) Directors will be elected by a plurality of the votes cast for a particular position.
      Section 11.9     Conduct of a Meeting; Member Lists.
      (a) The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Members, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of this Article XI, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Board of Directors shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Company maintained by the Board of Directors. The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Members, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes, the submission and examination of proxies and other evidence of the right to vote.
      (b) A complete list of Members entitled to vote at any meeting of Members, arranged in alphabetical order for each class of Interests and showing the address of each such Member and the number of Outstanding Units registered in the name of such Member, shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days before the meeting, at the principal place of business of the Company. The Member list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Member who is present.
      Section 11.10     Action Without a Meeting. No action permitted or required to be taken at a meeting of Members may be taken by written consent or by any other means or manner than a meeting of Members called and conducted in accordance with this Agreement.
      Section 11.11     Voting and Other Rights.
      (a) Only those Record Holders of Outstanding Units on the Record Date set pursuant to Section 11.5 shall be entitled to notice of, and to vote at, a meeting of Members or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.
      (b) With respect to Outstanding Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Outstanding Units are registered, such other Person shall, in exercising the voting rights in respect of such Outstanding Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Outstanding Units in favor of, and at the direction of, the Person who is the beneficial owner, and the

Company shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 11.11(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.
      Section 11.12     Proxies and Voting.
      (a) At any meeting of the Members, every holder of an Outstanding Unit entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
      (b) The Company may, and to the extent required by law, shall, in advance of any meeting of Members, appoint one or more inspectors to act at the meeting and make a written report thereof. The Company may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Members, the Person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.
      (c) With respect to the use of proxies at any meeting of Members, the Company shall be governed by paragraphs (b), (c), (d) and (e) of Section 212 of the DGCL and other applicable provisions of the DGCL, as though the Company were a Delaware corporation.
      (d) With respect to any contested matter relating to any election, appointment, removal or resignation of any Director, the Company shall be governed by Section 225 of the DGCL and any other applicable provision of the DGCL, as though the Company were a Delaware corporation.
      Section 11.13     Notice of Member Business and Nominations.
      (a) Subject to Section 7.1(d) of this Agreement, nominations of Persons for election to the Board of Directors of the Company and the proposal of business to be considered by the Members may be made at an annual meeting of Members (i) pursuant to the Company’s notice of meeting delivered pursuant to Section 11.4 of this Agreement, (ii) by or at the direction of the Board of Directors, (iii) for nominations to the Board of Directors only, by any holder of Outstanding Units who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraph (b) or (d) of this Section 11.13 and who was a Record Holder of a sufficient number of Outstanding Units as of the Record Date for such meeting to elect one or more members to the Board of Directors assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of Outstanding Units, or (iv) by any holder of Outstanding Units who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraphs (c) or (d) of this Section 11.13 and who is a Record Holder of Outstanding Units at the time such notice is delivered to the Secretary of the Company.
      (b) For nominations to be properly brought before an annual meeting by a Unitholder pursuant to Section 11.13(a)(iii), the Unitholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a Unitholder’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than 90 or more than 120 days prior to the first anniversary (the “Anniversary”) of the date on which the Company first mailed its proxy materials for the preceding year’s annual meeting of Members; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the Unitholder to be timely must be so delivered not later than the close of business on the later of (x) the ninetieth day prior to such annual meeting or (y) the tenth day following the day on which public announcement of the date of such meeting is first made. Such Unitholder’s notice shall set forth: (A) as to each Person whom the Unitholder proposes to nominate for election or reelection as a Director all information relating to such Person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such Person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected and (B) as to the Unitholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made the name and address of such Unitholder, as they appear on the Company’s books, and of such beneficial owner, the class and number of Units of the Company which are owned beneficially and of record by such Unitholder and such beneficial owner. Such holder shall be entitled to nominate as many candidates for election to the Board of Directors as would be elected assuming such holder cast the precise number of votes necessary to elect each candidate and no more votes were cast by such holder or any other holder for such candidates.
      (c) For nominations or other business to be properly brought before an annual meeting by a Unitholder pursuant to Section 11.13(a)(iv), (i) the Unitholder must have given timely notice thereof in writing to the Secretary of the Company, (ii) such business must be a proper matter for Member action under this Agreement and the Delaware Act, (iii) if the Unitholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Company with a Solicitation Notice, such Unitholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Company’s Outstanding Units required under this Agreement or Delaware law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Company’s Outstanding Units reasonably believed by such Unitholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such Unitholder, and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 11.13, the Unitholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice. To be timely, a Unitholder’s notice shall be delivered to the Secretary at the principal executive offices of the Company not less than 90 or more than 120 days prior to the first Anniversary; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the Unitholder to be timely must be so delivered not later than the close of business on the later of (x) the ninetieth day prior to such annual meeting or (y) the tenth day following the day on which public announcement of the date of such meeting is first made. Such Unitholder’s notice shall set forth: (A) as to each Person whom the Unitholder proposes to nominate for election or reelection as a Director all information relating to such Person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such Person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (B) as to any other business that the Unitholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Unitholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the Unitholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made the name and address of such Unitholder, as they appear on the Company’s books, and of such beneficial owner, the class and number of Units of the Company which are owned beneficially and of record by such Unitholder and such beneficial owner, and whether either such Unitholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Company’s Outstanding Units required under this Agreement or Delaware law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Company’s Outstanding Units to elect such nominee or nominees (an affirmative statement of such intent, a “Solicitation Notice”).
      (d) Notwithstanding anything in the second sentence of Section 11.13(b) or the second sentence of Section 11.13(c) to the contrary, if the number of Directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Company at least 90 days prior to the Anniversary, then a Unitholder’s notice required by this Section 11.13 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the tenth day following the day on which such public announcement is first made by the Company.

      (e) Only such business shall be conducted at a special meeting of Members as shall have been brought before the meeting pursuant to the Company’s notice of meeting pursuant to Section 11.4 of this Agreement. Subject to Section 7.1(d) of this Agreement, nominations of Persons for election to the Board of Directors may be made at a special meeting of Members at which Directors are to be elected pursuant to the Company’s notice of meeting (i) by or at the direction of the Board of Directors, (ii) by any holder of Outstanding Units who is entitled to vote at the meeting, who complied with the notice procedures set forth in paragraph (b) or (d) of this Section 11.13 and who was a Record Holder of a sufficient number of Outstanding Units as of the Record Date for such meeting to elect one or more members to the Board of Directors assuming that such holder cast all of the votes it is entitled to cast in such election in favor of a single candidate and such candidate received no other votes from any other holder of Outstanding Units, or (iii) by any holder of Outstanding Units who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 11.13 and who is a Record Holder of Outstanding Units at the time such notice is delivered to the Secretary of the Company. Nominations by Unitholders of Persons for election to the Board of Directors may be made at such a special meeting of Members if the Unitholder’s notice as required by Section 11.13(b) or Section 11.13(c) shall be delivered to the Secretary of the Company not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. Holders of Outstanding Units making nominations pursuant to Section 11.13(d)(ii) shall be entitled to nominate the number of candidates for election at such special meeting as provided in Section 11.13(b) for an annual meeting.
      (f) Except to the extent otherwise provided in Section 7.1(d) with respect to vacancies, only Persons who are nominated in accordance with the procedures set forth in this Section 11.13 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of Members as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11.13. Except as otherwise provided herein or required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 11.13 and, if any proposed nomination or business is not in compliance with this Section 11.13, to declare that such defective proposal or nomination shall be disregarded.
      (g) Notwithstanding the foregoing provisions of this Section 11.13, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11.13. Nothing in this Section 11.13 shall be deemed to affect any rights of Members to request inclusion of proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
ARTICLE XII
Merger
      Section 12.1     Authority. The Company may merge or consolidate with one or more limited liability companies or “other business entities” as defined in Section 18-209 of the Delaware Act, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XII.
      Section 12.2     Procedure for Merger or Consolidation. Merger or consolidation of the Company pursuant to this Article XII requires the prior approval of the Board of Directors. If the Board of Directors shall determine to consent to the merger or consolidation, the Board of Directors shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the rights or securities of, or interests in, each constituent business entity for, or into, cash, property, rights, or securities of or interests in, the Surviving Business Entity; and if any rights or securities of, or interests in, any constituent business entity are not to be exchanged or converted solely for, or into, cash, property, rights, or securities of or interests in, the Surviving Business Entity, the cash, property, rights, or securities of or interests in, any limited liability company or other business entity which the holders of such rights, securities or interests are to receive;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the certificate of formation or limited liability company agreement, articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 12.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation that the Board of Directors determines to be necessary or appropriate.

      Section 12.3     Approval by Members of Merger or Consolidation.
      (a) Except as provided in Section 12.3(d), the Board of Directors, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Members, whether at an annual meeting or a special meeting, in either case in accordance with the requirements of Article XI. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of meeting.
      (b) Except as provided in Section 12.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Members, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.
      (c) Except as provided in Section 12.3(d), after such approval by vote or consent of the Members, and at any time prior to the filing of the certificate of merger pursuant to Section 12.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.
      (d) Notwithstanding anything else contained in this Article XII or in this Agreement, the Board of Directors is permitted without Member approval, to convert the Company or any Group Member into a new limited liability entity, to merge the Company or any Group Member into, or convey all of the Company’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Company or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Member or any Group Member or cause the Company or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Company into another limited liability entity and (iii) the governing instruments of the new entity provide the Members and the Board of Directors with the same rights and obligations as are herein contained.
      (e) Members are not entitled to dissenters’ rights of appraisal in the event of a merger or consolidation pursuant to Section 12.1, a sale of all or substantially all of the assets of the Company or the Company’s Subsidiaries, or any other transaction or event.

      Section 12.4     Certificate of Merger. Upon the required approval by the Board of Directors and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.
      Section 12.5     Effect of Merger.
      (a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

      (b) A merger or consolidation effected pursuant to this Article XII shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.
      Section 12.6     Business Combination Limitations. Notwithstanding any other provision of this Agreement, with respect to any “Business Combination” (as such term is defined in Section 203 of the DGCL), the provisions of Section 203 of the DGCL shall be applied with respect to the Company as though the Company were a Delaware corporation.
ARTICLE XIII
Right to Acquire Interests
      Section 13.1     Right to Acquire Interests.
      (a) Notwithstanding any other provision of this Agreement, if at any time less than 20% of the total Interests of any class then Outstanding is held by Persons other than Affiliates of the Company, any Affiliate of the Company shall then have the right, which right it may assign and transfer in whole or in part to any of its Affiliates (including the Company), exercisable at its option, to purchase all, but not less than all, of such Interests of such class then Outstanding held by other holders, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 13.1(b) is mailed and (y) the highest price paid by Affiliates of the Company for any such Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 13.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the average of the high bid and low asked prices on such day, regular way, or in the case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system for securities listed or admitted for trading on the principal National Securities Exchange on which the units of that class are listed or admitted to trading, or if the units of that class are not listed or admitted for trading on any National Securities Exchange, the last quoted price on that day, or if no quoted price exists, the average of the high bid low asked price on that day in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such day such Interests of such class are not quoted by any such organization of that type, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Interests of such class, the fair value of such Interests on such day as determined by the Board of Directors; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Interests of any class are listed or admitted to trading is open for the transaction of business or, if Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.
      (b) If any Affiliate of the Company or the Company elects to exercise the right to purchase Interests granted pursuant to Section 13.1(a), the Board of Directors shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Interests of such class (as of a Record Date selected by the Board of Directors) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 13.1(a)) at which Interests will be purchased and state that the Affiliate of the Company or the Company, as the case may be, elects to purchase such Interests, upon surrender of Certificates representing such Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the Affiliate of the Company or the Company, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Interests to be purchased in accordance with this Section 13.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Interests (including any rights pursuant to Articles IV, V, VI, and X) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 13.1(a)) for Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Interests, and such Interests shall thereupon be deemed to be transferred to the Affiliate of the Company or the Company, as the case may be, on the record books of the Transfer Agent and the Company, and the Affiliate of the Company or the Company, as the case may be, shall be deemed to be the owner of all such Interests from and after the Purchase Date and shall have all rights as the owner of such Interests (including all rights as owner of such Interests pursuant to Articles IV, V, VI and X).
      (c) At any time from and after the Purchase Date, a holder of an Outstanding Interest subject to purchase as provided in this Section 13.1 may surrender his Certificate evidencing such Interest to the Transfer Agent in exchange for payment of the amount described in Section 13.1(a), therefor, without interest thereon.
      (d) Upon the exercise by the Affiliate of the Company or the Company, as the case may be, of the right to purchase Interests granted pursuant to Section 13.1(a), no Member shall be entitled to dissenters’ rights of appraisal.
ARTICLE XIV
General Provisions
      Section 14.1     Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Company Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Company Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 14.1 executed by the Company, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Company is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Company of a change in his address) if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company shall be deemed given if received by the Secretary at the principal office of the Company designated pursuant to Section 2.3. The Board of Directors and the Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.
      Section 14.2     Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.
      Section 14.3     Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.
      Section 14.4     Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
      Section 14.5     Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.
      Section 14.6     Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.
      Section 14.7     Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit.
      Section 14.8     Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts executed and to be performed solely in such state.
      Section 14.9     Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
      Section 14.10     Consent of Members. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.
      Section 14.11     Facsimile Signatures
      The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Company on certificates representing Units is expressly permitted by this Agreement.
Remainder of page intentionally left blank.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIAMOND SHAMROCK REFINING AND

MARKETING COMPANY

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

SIGMOR CORPORATION

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

THE SHAMROCK PIPE LINE CORPORATION

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

DIAMOND SHAMROCK REFINING COMPANY, L.P.

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

Signature Page to Second Amended and Restated
Limited Liability Company Agreement

VALERO REFINING — NEW ORLEANS, L.L.C.

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

VALERO REFINING COMPANY — CALIFORNIA

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

VALERO REFINING — TEXAS, L.P.

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

MEMBERS:

All Members now and hereafter admitted as

Members of the Company, pursuant to powers

of attorney now and hereafter executed in

favor of, and granted and delivered to, the

Board of Directors.

Signature Page to Second Amended and Restated
Limited Liability Company Agreement

EXHIBIT A
to the Second Amended and
Restated Agreement of Limited Liability Company of
Valero GP Holdings, LLC
Certificate Evidencing Units
Representing Interests in
Valero GP Holdings, LLC

No. [ ]	[ ] Units
      In accordance with Section 4.1 of the Second Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC, as amended, supplemented or restated from time to time (the “Company Agreement”), Valero GP Holdings, LLC, a Delaware limited liability company (the “Company”), hereby certifies that [                    ] (the “Holder”) is the registered owner of Units representing Interests in the Company (the “Units”) transferable on the books of the Company, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Units are set forth in, and this Certificate and the Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Company Agreement. Copies of the Company Agreement are on file at, and will be furnished without charge on delivery of written request to the Company at, the principal office of the Company located at One Valero Way, San Antonio, Texas 78249 or such other address as may be specified by notice under the Company Agreement. Capitalized terms used herein but not defined shall have the meanings given them in the Company Agreement.
      The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Member and to have agreed to comply with and be bound by and to have executed the Company Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Company Agreement, (iii) granted the powers of attorney provided for in the Company Agreement and (iv) made the waivers and given the consents and approvals contained in the Company Agreement.
      This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:

Countersigned and Registered by:	Valero GP Holdings, LLC

as Transfer Agent and Registrar	By:
Name:
Title:

EXHIBIT A-1

Reverse of Certificate
ABBREVIATIONS
      The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM —	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT

TEN ENT —	as tenants by the entireties	---------------- Custodian
(Cust) (Minor)

JT TEN —	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act -------------------- (State)
      Additional abbreviations, though not in the above list, may also be used.

EXHIBIT A-2

ASSIGNMENT OF UNITS
in
VALERO GP HOLDINGS, LLC
FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)
Units representing Interests evidenced by this Certificate, subject to the Company Agreement, and does hereby irrevocably constitute and appoint                                                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Valero GP Holdings, LLC.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER FIRM OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A COMMERCIAL BANK OR TRUST COMPANY SIGNATURE(S) GUARANTEED	(Signature)
(Signature)
No transfer of the Units evidenced hereby will be registered on the books of the Company, unless the Certificate evidencing the Units to be transferred is surrendered for registration of transfer.

EXHIBIT A-3

EXHIBIT B
to the Second Amended and
Restated Agreement of Limited Liability Company of
Valero GP Holdings, LLC

	Membership	Pre-Split	Post-Split
Initial Members	Interest	Units	Units

Diamond Shamrock Refining and Marketing Company	0.51592085%	5,159,209	21,926,636
Sigmor Corporation	0.29466530%	2,949,653	12,523,275
The Shamrock Pipe Line Corporation	0.13529489%	1,352,949	5,750,033
Diamond Shamrock Refining Company, L.P.	0.05408899%	540,890	2,298,782
Valero Refining — New Orleans, L.L.C.	0.00000999%	100	425
Valero Refining Company — California	0.00000999%	100	425
Valero Refining — Texas, L.P.	0.00000999%	100	425

	1.00000000%	10,000,000	42,500,000

EXHIBIT B-1

16,500,000 Units
Representing Limited Liability Company Interests

PROSPECTUS
                              , 2006

Lehman Brothers

Citigroup
Goldman, Sachs & Co.
Morgan Stanley
RBC Capital Markets
UBS Investment Bank

A.G. Edwards
Wachovia Securities
Credit Suisse
Deutsche Bank Securities
JPMorgan
KeyBanc Capital Markets
Raymond James
Oppenheimer & Co.
Petrie Parkman & Co.
Sanders Morris Harris

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the NASD filing fee and the NYSE listing fee, the amounts set forth below are estimates.

Commission registration fee		$50,759
NASD filing fee		47,938
NYSE listing fee		150,000
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      The section of the prospectus entitled “Description of Our Limited Liability Company Agreement — Indemnification” discloses that we will generally indemnify officers and members of our board of directors to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 10 of the Underwriting Agreement to be filed as an exhibit to this registration statement in which we will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made with respect to these liabilities. Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever.
      To the extent that the indemnification provisions of our limited liability company agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable.

Item 16.	Exhibits
      The following documents are filed as exhibits to this registration statement. With respect to exhibits that are incorporated by reference to Exchange Act filings, the SEC file number for Valero L.P. is 1-16417.

Exhibit
Number		Description	Incorporated by Reference to the Following Document

1	.01*	Form of Underwriting Agreement
3	.01**	Certificate of Formation of UDS Logistics, LLC
3	.02**	Form of Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC (included as Appendix A to the Prospectus)
3	.03**	Certificate of Amendment of Certificate of Formation of UDS Logistics, LLC
4.01		Amended and Restated Certificate of Limited Partnership of Valero L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.3
4.02		Third Amended and Restated Agreement of Limited Partnership of Valero L.P.	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 3.1
4.03		First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417), Exhibit 4.3
4.04		Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.01
4.05		Certificate of Limited Partnership of Valero Logistics Operations, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.4
4.06		Certificate of Amendment to Certificate of Limited Partnership of Valero Logistics Operations, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.5
4.07		Second Amended and Restated Agreement of Limited Partnership of Valero Logistics Operations, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.9
4.08		Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Valero Logistics Operations, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.10
4.09		Certificate of Limited Partnership of Riverwalk Logistics, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.7
4.10		Agreement of Limited Partnership of Riverwalk Logistics, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.8
4.11		First Amended and Restated Limited Partnership Agreement of Riverwalk Logistics, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.16
4.12		Certificate of Formation of Valero GP, LLC	Registration Statement on Form S-1 (File No. 333-43668), Exhibit 3.9
4.13		Certificate of Amendment to Certificate of Formation of Valero GP, LLC	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.14
4.14		First Amended and Restated LLC Agreement of Valero GP, LLC	Registration Statement on Form S-1 (File No. 333-43668), Exhibit 3.10

Exhibit
Number	Description	Incorporated by Reference to the Following Document

4.15	First Amendment to First Amended and Restated Limited Liability Company Agreement of Valero GP, LLC	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.15
4.16	Indenture, dated July 15, 2002, among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee, relating to Senior Debt Securities	Valero L.P.’s Current Report on Form 8-K filed July 15, 2002 (File No. 001-16417), Exhibit 4.1
4.17	First Supplemental Indenture, dated as of July 15, 2002, to Indenture dated July 15, 2002, in each case among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee, relating to 6 7/8 % Senior Notes Due 2012	Valero L.P.’s Current Report on Form 8-K filed July 15, 2002 (File No. 001-16417), Exhibit 4.2
4.18	Second Supplemental Indenture, dated as of March 18, 2003, to Indenture dated July 15, 2002, as amended and supplemented by a First Supplemental Indenture thereto dated as of July 15, 2002, in each case among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee (including, form of global note representing $250,000,000 6.05% Senior Notes due 2013)	Valero L.P.’s Current Report on Form 8-K filed May 9, 2003 (File No. 001-16417), Exhibit 4.1
4.19	Third Supplemental Indenture, dated as of July 1, 2005, to Indenture dated July 15, 2002, as amended and supplemented, among Valero Logistics Operations, L.P.; Valero L.P.; Kaneb Pipe Line Operating Partnership, L.P.; and The Bank of New York	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.02
4.20	Indenture, dated as of February 21, 2002, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (Senior Debt Securities)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.03
4.21	First Supplemental Indenture, dated as of February 21, 2002, to Indenture dated as of February 21, 2002, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (including form of 7.750% Senior Unsecured Notes due 2012)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.04
4.22	Second Supplemental Indenture, dated as of August 9, 2002 and effective as of April 4, 2002, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P.; Statia Terminals Canada Partnership; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.05
4.23	Third Supplemental Indenture, dated and effective as of May 16, 2003, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P.; Statia Terminals Canada Partnership; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.06

Exhibit
Number		Description	Incorporated by Reference to the Following Document

4.24		Fourth Supplemental Indenture, dated and effective as of May 27, 2003, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (including form of 5.875% Senior Unsecured Notes due 2013)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.07
4.25		Fifth Supplemental Indenture, dated and effective as of July 1, 2005, to Indenture dated as of February 21, 2002, as amended and supplemented, among Kaneb Pipe Line Operating Partnership, L.P.; Valero L.P.; Valero Logistics Operations, L.P.; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.08
4	.26**	Specimen certificate representing units of Valero GP Holdings, LLC (included in Form of Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC included as Appendix A to the Prospectus)
4	.27*	Rights Agreement between Valero GP Holdings, LLC and Computershare Investor Services, LLC
5	.01**	Opinion of Andrews Kurth LLP as to the legality of the securities being registered
8	.01**	Opinion of Andrews Kurth LLP relating to tax matters
10	.01*	Form of Valero GP Holdings, LLC Credit Facility
10.02		5-Year Revolving Credit Agreement dated as of December 20, 2004 among Valero Logistics Operations, L.P., Valero L.P., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, Suntrust Bank, as Syndication Agent, and Barclays Bank PLC, Mizuho Corporate Bank Ltd., and Royal Bank of Canada, as Co-Documentation Agents	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.02
10.03		First Amendment dated as of June 30, 2005 to 5-Year Revolving Credit Agreement, dated as of December 20, 2004, among Valero Logistics Operations, L.P.; Valero L.P.; JPMorgan Chase Bank; and the Lenders party thereto	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 10.01
10.04		5-Year Term Credit Agreement, dated as of July 1, 2005, among Valero Logistics Operations, L.P.; Valero L.P.; JPMorgan Chase Bank; and the Lenders party thereto	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 10.02
10.05		Valero GP, LLC Amended and Restated 2003 Employee Unit Incentive Plan	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.03
10.06		Valero GP, LLC Amended and Restated 2002 Unit Option Plan	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.04

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10.07		Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Current Report on Form 8-K filed on January 27, 2006 (File No. 001-16417), Exhibit 10.01
10.08		Form of Restricted Unit Agreement under the Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-16417), Exhibit 10.4
10.09		Form of Unit Option Award Agreement under the Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-16417), Exhibit 10.6
10.10		Valero GP, LLC Short-Term Incentive Plan	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 10.4
10.11		Valero GP, LLC Intermediate-Term Incentive Plan	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 10.9
10.12		Performance Award Agreement dated January 22, 2003 between Curtis V. Anastasio and Valero Energy Corporation	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417), Exhibit 10.8
10.13		Pipelines and Terminals Usage Agreement by and among Ultramar Diamond Shamrock Corporation, Shamrock Logistics Operations, L.P., Shamrock Logistics, L.P., Riverwalk Logistics, L.P. and Shamrock Logistics GP, LLC, dated April 16, 2001	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 10.6
10	.14***	Amended and Restated Omnibus Agreement among Valero Energy Corporation, Valero GP, LLC, Riverwalk Logistics, L.P., Valero L.P. and Valero Logistics Operations, L.P., dated March 31, 2006.
10	.15***	Third Amended and Restated Services Agreement among Diamond Shamrock Refining and Marketing Company, Valero Corporate Services Company; Valero L.P., Valero Logistics Operations, L.P., Riverwalk Logistics, L.P.; and Valero GP, LLC, effective as of January 1, 2006
10.16		Operating Agreement by and between Shamrock Logistics Operations, L.P. and Valero Pipeline Company, dated January 1, 2002	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 10.13
10.17		Contribution Agreement by and among Valero Refining Company--California, Riverwalk Holdings, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.13
10.18		Contribution Agreement by and among Valero Refining Company--Texas, L.P., UDS Logistics, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.14
10.19		Contribution Agreement by and among Valero Pipeline Company, UDS Logistics, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.15

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10.20		Handling and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.1
10.21		Amendment Number One to the Handling and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., effective as of April 27, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.3
10.22		Services and Secondment Agreement between Valero Refining-Texas, L.P. and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.3
10.23		Services and Secondment Agreement between Valero Refining Company-California and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.2
10.24		Throughput Commitment Agreement by and among Valero Marketing and Supply Company, Valero Logistics Operations, L.P. and Valero L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.4
10.25		Terminalling Agreement (Edinburg) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.5
10.26		Terminalling Agreement (Houston Asphalt) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.6
10.27		Terminalling Agreement (Hobby Airport) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.7
10.28		Terminalling Agreement (Placedo) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.8
10.29		Terminalling Agreement (San Antonio East) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.9
10.30		Terminal Storage and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operation, L.P. effective as of January 15, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.2
10.31		Terminal Agreement (Corpus Christi Crude Terminal) between Valero Marketing Supply Company and Valero Logistics Operation, L.P. effective as of January 1, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.4
10	.32***	Form of Administration Agreement between Valero GP Holdings, LLC and Valero GP, LLC

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10	.33***	Form of Non-Compete Agreement between Valero GP Holdings, LLC, Valero L.P., Riverwalk Logistics, L.P. and Valero GP, LLC
10	.34**	Valero GP Holdings, LLC Long-Term Incentive Plan
10	.35**	Second Amendment to 5-Year Revolving Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 15, 2006
10	.36**	First Amendment to 5-Year Term Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 15, 2006
10	.37**	Second Amendment to 5-Year Term Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 31, 2006
10	.38**	Third Amendment to 5-Year Revolving Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 31, 2006
21	.01**	List of Subsidiaries of Valero GP Holdings, LLC
23	.01**	Consent of KPMG LLP, dated June 14, 2006
23	.02**	Consent of Andrews Kurth LLP (contained in Exhibit 5.01 and Exhibit 8.01)
23	.03**	Consent of Ernst & Young LLP, dated June 14, 2006
24.01		Powers of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The registrant undertakes to send to each unitholder, at least on an annual basis, a detailed statement of any transactions with Valero Energy or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to Valero Energy or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
      The registrant undertakes to provide to the unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on June 15, 2006.

Valero GP Holdings, LLC

By:	/s/ Curtis V. Anastasio

Curtis V. Anastasio
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name		Title	Date

* William E. Greehey		Chairman of the Board	June 15, 2006

* Curtis V. Anastasio		President and Chief Executive Officer	June 15, 2006

* Steven A. Blank		Senior Vice President, Chief Financial Officer and Treasurer	June 15, 2006

* Thomas R. Shoaf		Vice President and Controller	June 15, 2006

*By:	/s/ Bradley C. Barron Bradley C. Barron Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description	Incorporated by Reference to the Following Document

1	.01*	Form of Underwriting Agreement
3	.01**	Certificate of Formation of UDS Logistics, LLC
3	.02**	Form of Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC (included as Appendix A to the Prospectus)
3	.03**	Certificate of Amendment of Certificate of Formation of UDS Logistics, LLC
4.01		Amended and Restated Certificate of Limited Partnership of Valero L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.3
4.02		Third Amended and Restated Agreement of Limited Partnership of Valero L.P.	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 3.1
4.03		First Amendment to Third Amended and Restated Agreement of Limited Partnership of Valero L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417), Exhibit 4.3
4.04		Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Valero L.P., dated as of July 1, 2005	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.01
4.05		Certificate of Limited Partnership of Valero Logistics Operations, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.4
4.06		Certificate of Amendment to Certificate of Limited Partnership of Valero Logistics Operations, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.5
4.07		Second Amended and Restated Agreement of Limited Partnership of Valero Logistics Operations, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.9
4.08		Second Amendment to Second Amended and Restated Agreement of Limited Partnership of Valero Logistics Operations, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.10
4.09		Certificate of Limited Partnership of Riverwalk Logistics, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.7
4.10		Agreement of Limited Partnership of Riverwalk Logistics, L.P.	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 3.8
4.11		First Amended and Restated Limited Partnership Agreement of Riverwalk Logistics, L.P.	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.16
4.12		Certificate of Formation of Valero GP, LLC	Registration Statement on Form S-1 (File No. 333-43668), Exhibit 3.9
4.13		Certificate of Amendment to Certificate of Formation of Valero GP, LLC	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.14
4.14		First Amended and Restated LLC Agreement of Valero GP, LLC	Registration Statement on Form S-1 (File No. 333-43668), Exhibit 3.10
4.15		First Amendment to First Amended and Restated Limited Liability Company Agreement of Valero GP, LLC	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 3.15

Exhibit
Number	Description	Incorporated by Reference to the Following Document

4.16	Indenture, dated July 15, 2002, among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee, relating to Senior Debt Securities	Valero L.P.’s Current Report on Form 8-K filed July 15, 2002 (File No. 001-16417), Exhibit 4.1
4.17	First Supplemental Indenture, dated as of July 15, 2002, to Indenture dated July 15, 2002, in each case among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee, relating to 6 7/8 % Senior Notes Due 2012	Valero L.P.’s Current Report on Form 8-K filed July 15, 2002 (File No. 001-16417), Exhibit 4.2
4.18	Second Supplemental Indenture, dated as of March 18, 2003, to Indenture dated July 15, 2002, as amended and supplemented by a First Supplemental Indenture thereto dated as of July 15, 2002, in each case among Valero Logistics Operations, L.P., as Issuer, Valero L.P., as Guarantor, and The Bank of New York, as Trustee (including, form of global note representing $250,000,000 6.05% Senior Notes due 2013)	Valero L.P.’s Current Report on Form 8-K filed May 9, 2003 (File No. 001-16417), Exhibit 4.1
4.19	Third Supplemental Indenture, dated as of July 1, 2005, to Indenture dated July 15, 2002, as amended and supplemented, among Valero Logistics Operations, L.P.; Valero L.P.; Kaneb Pipe Line Operating Partnership, L.P.; and The Bank of New York	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.02
4.20	Indenture, dated as of February 21, 2002, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (Senior Debt Securities)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.03
4.21	First Supplemental Indenture, dated as of February 21, 2002, to Indenture dated as of February 21, 2002, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (including form of 7.750% Senior Unsecured Notes due 2012)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.04
4.22	Second Supplemental Indenture, dated as of August 9, 2002 and effective as of April 4, 2002, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P.; Statia Terminals Canada Partnership; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.05
4.23	Third Supplemental Indenture, dated and effective as of May 16, 2003, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P.; Statia Terminals Canada Partnership; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.06

Exhibit
Number		Description	Incorporated by Reference to the Following Document

4.24		Fourth Supplemental Indenture, dated and effective as of May 27, 2003, to Indenture dated as of February 21, 2002, as amended and supplemented, between Kaneb Pipe Line Operating Partnership, L.P. and JPMorgan Chase Bank (including form of 5.875% Senior Unsecured Notes due 2013)	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.07
4.25		Fifth Supplemental Indenture, dated and effective as of July 1, 2005, to Indenture dated as of February 21, 2002, as amended and supplemented, among Kaneb Pipe Line Operating Partnership, L.P.; Valero L.P.; Valero Logistics Operations, L.P.; and JPMorgan Chase Bank	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 4.08
4	.26**	Specimen certificate representing units of Valero GP Holdings, LLC (included in Form of Amended and Restated Limited Liability Company Agreement of Valero GP Holdings, LLC included as Appendix A to the Prospectus)
4	.27*	Rights Agreement between Valero GP Holdings, LLC and Computershare Investor Services, LLC
5	.01**	Opinion of Andrews Kurth LLP as to the legality of the securities being registered
8	.01**	Opinion of Andrews Kurth LLP relating to tax matters
10	.01*	Form of Valero GP Holdings, LLC Credit Facility
10.02		5-Year Revolving Credit Agreement dated as of December 20, 2004 among Valero Logistics Operations, L.P., Valero L.P., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, Suntrust Bank, as Syndication Agent, and Barclays Bank PLC, Mizuho Corporate Bank Ltd., and Royal Bank of Canada, as Co-Documentation Agents	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.02
10.03		First Amendment dated as of June 30, 2005 to 5-Year Revolving Credit Agreement, dated as of December 20, 2004, among Valero Logistics Operations, L.P.; Valero L.P.; JPMorgan Chase Bank; and the Lenders party thereto	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 10.01
10.04		5-Year Term Credit Agreement, dated as of July 1, 2005, among Valero Logistics Operations, L.P.; Valero L.P.; JPMorgan Chase Bank; and the Lenders party thereto	Valero L.P.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-16417), Exhibit 10.02
10.05		Valero GP, LLC Amended and Restated 2003 Employee Unit Incentive Plan	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.03
10.06		Valero GP, LLC Amended and Restated 2002 Unit Option Plan	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2004 (File No. 001-16417), Exhibit 10.04
10.07		Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Current Report on Form 8-K filed on January 27, 2006 (File No. 001-16417), Exhibit 10.01

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10.08		Form of Restricted Unit Agreement under the Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-16417), Exhibit 10.4
10.09		Form of Unit Option Award Agreement under the Valero GP, LLC Amended and Restated 2000 Long-Term Incentive Plan	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 001-16417), Exhibit 10.6
10.10		Valero GP, LLC Short-Term Incentive Plan	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 10.4
10.11		Valero GP, LLC Intermediate-Term Incentive Plan	Registration Statement on Form S-1 (File No. 333- 43668), Exhibit 10.9
10.12		Performance Award Agreement dated January 22, 2003 between Curtis V. Anastasio and Valero Energy Corporation	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2003 (File No. 001-16417), Exhibit 10.8
10.13		Pipelines and Terminals Usage Agreement by and among Ultramar Diamond Shamrock Corporation, Shamrock Logistics Operations, L.P., Shamrock Logistics, L.P., Riverwalk Logistics, L.P. and Shamrock Logistics GP, LLC, dated April 16, 2001	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 10.6
10	.14***	Amended and Restated Omnibus Agreement among Valero Energy Corporation, Valero GP, LLC, Riverwalk Logistics, L.P., Valero L.P. and Valero Logistics Operations, L.P., dated March 31, 2006.
10	.15***	Third Amended and Restated Services Agreement among Diamond Shamrock Refining and Marketing Company, Valero Corporate Services Company, Valero L.P., Valero Logistics Operations, L.P., Riverwalk Logistics, L.P., and Valero GP, LLC; effective as of January 1, 2006.
10.16		Operating Agreement by and between Shamrock Logistics Operations, L.P. and Valero Pipeline Company, dated January 1, 2002	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2001 (File No. 001-16417), Exhibit 10.13
10.17		Contribution Agreement by and among Valero Refining Company--California, Riverwalk Holdings, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.13
10.18		Contribution Agreement by and among Valero Refining Company--Texas, L.P., UDS Logistics, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.14
10.19		Contribution Agreement by and among Valero Pipeline Company, UDS Logistics, LLC, Valero L.P., Valero GP, Inc. and Valero Logistics Operations, L.P. dated as of March 6, 2003	Valero L.P.’s Annual Report on Form 10-K for year ended December 31, 2002 (File No. 001-16417), Exhibit 10.15
10.20		Handling and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.1

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10.21		Amendment Number One to the Handling and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., effective as of April 27, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.3
10.22		Services and Secondment Agreement between Valero Refining-Texas, L.P. and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.3
10.23		Services and Secondment Agreement between Valero Refining Company-California and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.2
10.24		Throughput Commitment Agreement by and among Valero Marketing and Supply Company, Valero Logistics Operations, L.P. and Valero L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.4
10.25		Terminalling Agreement (Edinburg) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.5
10.26		Terminalling Agreement (Houston Asphalt) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.6
10.27		Terminalling Agreement (Hobby Airport) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.7
10.28		Terminalling Agreement (Placedo) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.8
10.29		Terminalling Agreement (San Antonio East) between Valero Marketing and Supply Company and Valero Logistics Operations, L.P., dated as of March 18, 2003	Valero L.P.’s Quarterly Report on Form 10-Q for quarter ended March 31, 2003 (File No. 001-16417), Exhibit 10.9
10.30		Terminal Storage and Throughput Agreement between Valero Marketing and Supply Company and Valero Logistics Operation, L.P. effective as of January 15, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.2
10.31		Terminal Agreement (Corpus Christi Crude Terminal) between Valero Marketing Supply Company and Valero Logistics Operation, L.P. effective as of January 1, 2004	Valero L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 001-16417), Exhibit 10.4
10	.32***	Form of Administration Agreement between Valero GP Holdings, LLC and Valero GP, LLC
10	.33***	Form of Non-Compete Agreement between Valero GP Holdings, LLC, Valero L.P., Riverwalk Logistics, L.P. and Valero GP, LLC

Exhibit
Number		Description	Incorporated by Reference to the Following Document

10	.34**	Valero GP Holdings, LLC Long-Term Incentive Plan
10	.35**	Second Amendment to 5-Year Revolving Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 15, 2006
10	.36**	First Amendment to 5-Year Term Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 15, 2006
10	.37**	Second Amendment to 5-Year Term Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 31, 2006
10	.38**	Third Amendment to 5-Year Revolving Credit Agreement among Valero Logistics Operations, L.P., Valero L.P., JPMorgan Chase Bank, N.A. and the Lenders party thereto, dated as of May 31, 2006
21	.01**	List of Subsidiaries of Valero GP Holdings, LLC
23	.01**	Consent of KPMG LLP, dated June 14, 2006
23	.02**	Consent of Andrews Kurth LLP (contained in Exhibit 5.01 and Exhibit 8.01)
23	.03**	Consent of Ernst & Young LLP, dated June 14, 2006
24.01		Powers of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.

**	Filed herewith.

***	Previously filed.